13000461

Received SEC

MAR 1 5 2013

Washington, DC 20549

Proxy Statement for **2013 Annual Meeting of Shareholders**

2012 Financial Report

Pfizer

VOTING

Shareholders will vote on the following items at the Annual Meeting:

- the election of Directors;
- the ratification of the selection of our independent registered public accounting firm;
- the advisory approval of our executive compensation program; and
- shareholder proposals.

Shareholders have a choice of voting on the Internet, by telephone, or by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting method(s) available to you. If you vote by telephone or on the Internet, you do not need to return your proxy card.

PFIZER'S ANNUAL REVIEW AVAILABLE ONLINE

Since Pfizer is working hard to be a greener company, we no longer print paper copies of the Pfizer Annual Review. If you would like to view the 2012 Annual Review, visit www.pfizer.com/annual.

HOUSEHOLDING

If you and other Pfizer shareholders living in your household do not receive your proxy materials electronically, you may opt to receive only one copy of future proxy statements and financial reports. Please see "What is 'householding' and how does it affect me?" under "Annual Meeting Information—Questions and Answers about the Annual Meeting and Voting" for more information on this important shareholder program.

ANNUAL MEETING ATTENDANCE

To be admitted to the Annual Meeting, you must present an admission ticket or proof of ownership of Pfizer stock, as well as a form of government-issued photo identification. If you are a shareholder of record, your admission ticket is attached to your proxy card or the "Notice of Internet Availability of Proxy Materials" referred to below. If your shares are held in the name of a broker, bank or other holder of record, you must bring a brokerage statement or other proof of ownership with you to the Meeting. For further details, please see "What do I need to do to attend the Annual Meeting?" under "Annual Meeting Information—Questions and Answers about the Annual Meeting and Voting."

NOTICE AND ACCESS; ELECTRONIC DELIVERY OF PROXY MATERIALS

We are distributing our proxy materials to certain shareholders via the Internet under the "Notice and Access" rules of the Securities and Exchange Commission. This approach saves natural resources and reduces the cost to print and distribute the proxy materials, while providing a convenient way to access the materials and vote. On March 14, 2013, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet.

Shareholders who are not participating in Notice and Access can still help us reduce costs and conserve resources by opting to receive future proxy materials electronically. Shareholders of record may enroll in the electronic proxy delivery service at any time by going directly to www.computershare-na.com/green. Beneficial owners should contact their broker, bank or other holder of record regarding the availability of this service. We encourage all of our shareholders to consider this option and help us save resources and reduce expenses.

2012: A Milestone Year


Ian C. Read
Chairman and CEO

To Our Shareholders:

2012 was an outstanding year for the patients we serve and for our shareholders.

We brought five new therapies to patients for treating kidney cancer, leukemia, rheumatoid arthritis, stroke prevention in atrial fibrillation and the rare Gaucher disease. We drove solid revenue growth in many of our key, patent-protected products and achieved double-digit revenue growth in emerging markets. Despite an industry record $7.4 billion operational loss in sales due to patent expirations, we maintained relatively flat adjusted earnings per share* and returned nearly $15 billion to shareholders through dividends and share repurchases.

At the core of our performance in 2012 were the actions we took resulting from the four imperatives that we put in place at the beginning of 2011. Through the focus they provided, we advanced our R&D turnaround, operated efficiently to create a more-flexible cost base, met our financial commitments, and maintained high standards of quality, compliance and business ethics. Additionally, we made continued progress in our ongoing efforts to earn society's respect and to create an ownership culture within Pfizer. I believe our culture can become a key sustainable advantage as we work to make Pfizer the premier, innovative biopharmaceutical company. That's why we are investing time and resources to develop one unified culture that we call OWN IT!

A brief summary follows of our 2012 accomplishments for each imperative.

Our Strategic Imperatives

1. **Innovate and Lead**
2. **Maximize Value**
3. **Earn Greater Respect**
4. **Own Our Work**

Improving the Performance of our Innovative Core

2012 was a pivotal year for pipeline developments, with five new therapies now available that have significant efficacy and safety as well as value for patients, physicians and payers.

- **Bosulif** was approved in the U.S. for previously treated chronic myelogenous leukemia, a slowly progressing blood and bone marrow disease, which usually occurs during or after middle age. With this approval, we continue to bring to patients targeted therapies that more precisely treat their illness.
- **Elelyso** was approved in the U.S. as an enzyme-replacement therapy for Type 1 Gaucher Disease in adults, a genetic disease characterized by anemia, low platelet counts, bone disease and an enlarged liver and spleen. This development program affirms our commitment to patients suffering from rare diseases.
- **Eliquis** was approved in the U.S., Canada, the European Union and Japan as an anticoagulant. Co-developed and now co-promoted with Bristol-Myers Squibb, Eliquis has the potential to set a new standard of care in the high need area of stroke prevention for patients with nonvalvular atrial fibrillation.
- **Inlyta** was approved in the U.S., Japan and the European Union for advanced kidney cancer. This is another example of our expanding Oncology portfolio.
- **Xeljanz** was approved in the U.S. as the first new oral DMARD (Disease Modifying Anti-Rheumatic Drug) in over a decade. Xeljanz offers a totally new mechanism of action to treat rheumatoid arthritis and has a compelling clinical profile.

Our Purpose

Innovate to bring therapies to patients that significantly improve their lives

Our Mission

To be the premier innovative biopharmaceutical company

During 2012 we also advanced our early and mid-stage pipeline, most notably in the oncology and vaccines areas. We moved forward in phase III studies with dacomitinib for non-small cell lung cancer, inotuzumab for aggressive non-hodgkin's lymphoma and Xeljanz for psoriasis. We initiated phase III studies for Xeljanz for ulcerative colitis, for inotuzumab for acute lymphoblastic leukemia and for a Meningococcal B vaccine for individuals aged 11-25.

* See the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2012 for the definition of "adjusted income" and for reconciliations of 2012 "adjusted income" and "adjusted diluted earnings per share" to 2012 net income attributable to Pfizer Inc. and diluted earnings per share attributable to Pfizer Inc. common shareholders, respectively. "Adjusted diluted earnings per share," "adjusted cost of sales," "adjusted selling, informational and administrative expenses" and "adjusted research and development expenses" are income statement line items prepared on the same basis as, and are components of, the "adjusted income" measure.

These accomplishments are a result of actions we set in motion early in 2011 to improve R&D productivity. First, Pfizer scientists are now focused on the therapeutic areas where we have distinct advantages such as Neuroscience and Pain, Cardiovascular/Metabolic, Oncology, Inflammation and Immunology, and Vaccines. The chief scientist of each therapeutic area is accountable for managing resources and delivering specific results. Second, while our Groton R&D facility continues to provide important drug discovery and development expertise, many of our scientists are now located in cities considered to be hubs of biomedical innovation, such as Boston, San Francisco and San Diego. By working alongside their counterparts in academia and with biotech partners, Pfizer scientists are able to drive discovery efforts and expand our access to important enabling science and technology. Third, we are using specific metrics to assess our success rate at every stage of the development cycle to help ensure we are allocating our capital to the programs that have the highest potential for delivering value.

Through all of these actions, we are becoming increasingly rigorous in our choices of potential new medicines to move into the later, most expensive stages of development and much more agile in advancing our pipeline forward. Our latest pipeline report can be found on our website.

Making the Right Capital Allocation Decisions

During 2012 we made decisions and took actions that enabled us to allocate our capital in ways that enhanced shareholder value.

We continued our multi year, companywide program to reduce expenses. In 2012, we reduced our total adjusted Cost of Sales, Selling, Informational & Administrative expenses and R&D expenses* on an operational basis by approximately 10%, which is nearly a $4 billion reduction compared to 2011 levels.

We realized significant value for our shareholders through the sale of our Nutrition business to Nestlé for $11.85 billion, and we started to unlock value from our Animal Health business, now called Zoetis. In early 2013, we completed an IPO in which we sold approximately 20% of Zoetis to the public and a related debt offering, generating approximately $6 billion in proceeds to Pfizer, which we plan to deploy in the best interests of our shareholders. Zoetis begins its existence as the largest stand-alone company fully devoted to animal health medicines and vaccines.

During 2012, we continued to pursue "bolt-on" business development opportunities to supplement our research efforts and product offerings. These are acquisitions or collaborative arrangements that we can readily integrate and that expand our reach or capabilities. We acquired NextWave, a specialty pharmaceutical company focused on the development and commercialization of products for the treatment of attention deficit/hyperactivity disorder. Together with Zhejiang Hisun Pharmaceuticals, we launched Hisun Pfizer Pharmaceuticals Company Limited, a joint venture to develop, manufacture and commercialize off-patent pharmaceutical products in China and global markets. We entered into an exclusive long-term collaboration with Mylan to develop, manufacture, distribute and market generic drugs in Japan. To capitalize on the strengths of our Consumer Healthcare business, we signed an agreement with AstraZeneca to obtain the over-the-counter rights to Nexium, their well-known gastro-intestinal treatment. We also acquired Alacer, a company whose product, Emergen-C, fits well into our vitamins and supplements portfolio.

Earning Greater Respect from Society – A New Approach to Social Dialogue

Physicians, pharmacists, payers and governments determine how our medicines and vaccines reach patients. Being respected by these audiences and by society at large is at the core of our ability to operate.

We know that the integrity of the information and data that we provide is essential to how we are viewed and the respect and trust that society places on what we do. Our highest priority is to provide useful, transparent and credible health information and medical data. Visitors to our website can view regularly updated reports on our clinical trials and their results, as well as the post-marketing commitments we've made to the FDA and regulatory authorities in other jurisdictions.

Additionally, we remain committed to providing access to our medicines through a series of patient access programs, such as Pfizer Helpful Answers—a U.S. initiative that provides our medicines for free or at a savings to uninsured and underinsured patients who qualify. During 2012, this program helped 1 million patients receive more than 7 million Pfizer prescriptions.

Our Strategic Imperatives

1 Innovate and Lead
Improve Pfizer's ability to innovate in biomedical R&D and develop a new generation of high-value, highly differentiated medicines and vaccines.

2 Maximize Value
Invest and allocate our resources in ways that create the greatest long-term returns for our shareholders.

3 Earn Greater Respect
Earn society's respect by generating breakthrough therapies, improving access, expanding the dialogue on health care and acting as a responsible corporate citizen.

4 Own Our Work
Build and sustain a culture where colleagues view themselves as owners, generating new ideas, dealing with problems in a straightforward way, and working as teammates on challenges and opportunities.

Finally, we know we will earn greater respect by listening to people from all walks of life and providing them with information that will help them live longer, healthier and happier lives. Towards this end, in 2012, we launched a multi-year initiative, called GetOld, to forge a richer dialogue on the issue of aging—one of society's most pressing issues affecting health care and quality of life. Since the launch of GetOld in mid-2012, we went from zero share of voice of the aging conversation online to more than a 5% share in just six months. In addition, the new external platform we launched in 2011 with our Chief Medical Officer, Dr. Freda Lewis-Hall, to connect with consumers through broadcast media reached 30 million people.

A Culture of Ownership

We are committed to creating an ownership culture that unleashes the creativity of our colleagues around the world.

In 2012, we focused on building a culture, whereby colleagues apply their expertise to take appropriate risks to innovate, are accountable for their decisions, work collaboratively, deliver on their commitments, engage in constructive debate to help ensure each other's success, and operate with integrity and in compliance with applicable legal requirements and company policies.

Through new tools and companywide training, we are equipping leaders across the business to have open and candid conversations with colleagues and to encourage their active involvement in solving problems.

We are seeing early signs of an ownership culture taking hold as colleagues become more entrepreneurial and seize opportunities to make a difference in the business. For example, the initiative and accountability of our colleagues contributed to an earlier-than-expected approval for Xeljanz in the U.S. Likewise, during 2012 the innovative approach of the teams managing the Lipitor loss of exclusivity (LOE) resulted in a substantially greater market share compared to previous LOE analogue products in the industry.

I firmly believe having an ownership culture is what will give us the ultimate competitive advantage and it is a key priority for me and Pfizer's entire senior leadership team.

Focused on Creating Sustained Shareholder Value

Pfizer is on the right path. As we turn to 2013, we must maintain our momentum by continuing to demonstrate fiscal discipline in how we use our capital, by delivering on the potential within our pipeline, and by executing our business plans while maintaining the highest standards of compliance and ethics.

To help us achieve maximum performance over the next several years, we will continue to use distinct operating models within developed markets and emerging markets.

In the developed markets, we have one operating model that supports our innovative-driven businesses that largely market patent-protected medicines and a second model that supports our value-driven business that largely markets medicines that are no longer patent protected.

Within emerging markets, our operating model has a geographic focus that supports both the innovative-driven and value-driven businesses. This is working well in these high-growth geographies; however, as these markets evolve, we will evaluate if the emerging markets model should more closely mirror the two distinct approaches we take for developed markets.

I would also note that we continue to enhance the value of our Consumer Healthcare business with a portfolio that includes some of the world's best known consumer brands such as Advil, Centrum, and Caltrate. It has strong connections with emerging markets and pharmacy customers worldwide, and it gives us a platform to pursue the potential growth opportunities we see through the switches of prescription medicines to over-the-counter medicines.

Speaking for all of us at Pfizer, including our Board of Directors, I thank you for your continued confidence in our leadership. We remain firmly committed to fulfilling our company's purpose of innovating to bring therapies to patients that significantly improve their lives. By doing that well, we will create value for the patients we serve and for our shareholders.

Sincerely,

Ian C. Read
Chairman and CEO

Proxy Statement Summary

Here are highlights of important information you will find in this Proxy Statement. As it is only a summary, please review the complete Proxy Statement before you vote.

PFIZER 2012 HIGHLIGHTS

BUSINESS PERFORMANCE

2012 was a milestone year for the patients we serve and for our shareholders. We brought five new therapies to patients for treating kidney cancer, leukemia, rheumatoid arthritis, stroke prevention in atrial fibrillation, and the rare Gaucher disease. We also drove solid revenue growth in many of our key, patent-protected products and achieved double-digit revenue growth in emerging markets. Despite an industry record $7.4 billion operational loss in sales due to patent expirations, we maintained relatively flat adjusted earnings per share* and we returned nearly $15 billion to shareholders through dividends and share repurchases.

At the core of our 2012 performance were the actions we took resulting from the four imperatives we put in place in early 2011:

- **Improving the Performance of our Innovative Core**
- **Making the Right Capital Allocation Decisions**
- **Earning Greater Respect from Society**
- **Creating a Culture of Ownership**

During 2012, we made decisions and took actions that enabled us to allocate our capital in ways that enhanced shareholder value. We continued to make progress in our companywide program to reduce expenses; realized significant value for our shareholders through the sale of our Nutrition business; and started to unlock value from our Animal Health business, now called Zoetis.

We are committed to creating an ownership culture that unleashes the creativity of our colleagues around the world through new tools and companywide training. We are seeing early signs that this ownership culture is taking hold as employees become more entrepreneurial and seize opportunities to make a difference in the business.

In 2013, we will seek to maintain momentum by continuing to demonstrate fiscal discipline in how we use our capital, by delivering on the potential within our pipeline, and by executing our business plans while maintaining the highest standards of compliance and ethics.

* See the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2012 for the definition of "adjusted income" and for reconciliations of 2012 "adjusted income" and "adjusted diluted earnings per share" to 2012 net income attributable to Pfizer Inc. and diluted earnings per share attributable to Pfizer Inc. common shareholders, respectively. "Adjusted diluted earnings per share," "adjusted cost of sales," "adjusted selling, informational and administrative expenses" and "adjusted research and development expenses" are income statement line items prepared on the same basis as, and are components of, the "adjusted income" measure.

FINANCIAL PERFORMANCE

The following table contains key financial data for each of the last three fiscal years, including data as of each year end.

Three-Year Summary Millions (except per common share data)	2012	2011[(a)]	2010
Revenues	$ 58,986	$ 65,259	$ 65,165
Research and development expenses	$ 7,870	$ 9,074	$ 9,483
Restructuring charges and certain acquisition-related costs	$ 1,880	$ 2,930	$ 3,145
Income from continuing operations	$ 9,518	$ 8,395	$ 8,318
Discontinued operations—net of tax[(b)]	$ 5,080	$ 1,654	$ (30)
Net income attributable to Pfizer Inc.	$ 14,570	$ 10,009	$ 8,257
Diluted earnings per common share attributable to Pfizer Inc. shareholders	$ 1.94	$ 1.27	$ 1.02
Weighted-average shares—diluted	7,508	7,870	8,074
Number of common shares outstanding	7,276	7,575	8,012
Working capital	$ 32,796	$ 31,908	$ 35,764
Goodwill & other identifiable intangible assets, net	$ 90,685	$ 95,753	$ 98,335
Total assets	$185,798	$188,002	$195,014
Total debt	$ 37,460	$ 38,942	$ 44,007
Total Pfizer Inc. shareholders' equity	$ 81,260	$ 82,190	$ 87,813
Shareholders' equity per common share	$ 11.17	$ 10.85	$ 10.96
Net cash provided by operating activities	$ 17,054	$ 20,240	$ 11,454
Property, plant and equipment additions	$ 1,327	$ 1,660	$ 1,513
Purchases of common stock	$ 8,228	$ 9,000	$ 1,000
Cash dividends paid	$ 6,534	$ 6,234	$ 6,088

(a) For 2011, includes King Pharmaceuticals Inc. commencing on the acquisition date of January 31, 2011.

(b) The sale of our Nutrition business closed on November 30, 2012. 2012, 2011 and 2010 reflect the Nutrition business, which was acquired in 2009, as a discontinued operation. All financial information before 2012 reflects Capsugel (the sale of which closed on August 1, 2011) as a discontinued operation.

Detailed information on our financial and operational performance can be found in the 2012 Financial Report.

For additional information about Pfizer, please view our 2012 Financial Report (see Appendix A) and our 2012 Annual Review at www.pfizer.com/annual. Neither our 2012 Financial Report nor our 2012 Annual Review is a part of our proxy solicitation materials.

CORPORATE GOVERNANCE

Good governance remains a critical component of our corporate culture. We place great value on shareholder outreach, which is an essential part of our corporate governance profile. Through engagement, we are able to identify mutual perspectives and goals and implement changes in our governance and related practices.

Corporate Governance Facts

Board and Other Governance Information	2013*
Size of Board	13
Average Age of Directors	65
Number of Independent Directors	12
Diverse Board (as to Gender, Ethnicity, Experience and Skills)	Yes
Annual Election of All Directors	Yes
Majority Voting for Directors	Yes
Separate Chairman & CEO	No
Lead Independent Director	Yes
Independent Directors Meet Without Management Present	Yes
Annual Board and Committee Self-Evaluations	Yes
Annual Independent Director Evaluation of Chairman and CEO, including His Interactions with Board	Yes
Annual Equity Grant to Non-Employee Directors	Yes
Board Orientation/Education Program	Yes
Number of Board Meetings Held in 2012	8
Code of Business Conduct and Ethics for Directors	Yes
Corporate Compliance Program	Yes
Board-Level Regulatory and Compliance Committee	Yes
Disclosure Committee for Financial Reporting	Yes
Annual Advisory Approval of Executive Compensation	Yes
Shareholder Ability to Call Special Meetings (20% Threshold)	Yes
Policy Prohibiting Use of Corporate Funds for Direct Independent Expenditures in Federal and State Elections	Yes
Rigorous Process and Expanded Disclosure Related to Corporate Political Expenditures	Yes

* As of April 25, 2013

EXECUTIVE COMPENSATION PHILOSOPHY, GOALS AND ACTIONS

The objectives of Pfizer's compensation philosophy, set by the Compensation Committee of the Board, are to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. To achieve these objectives:

- We position total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization.
- We align annual short-term incentive awards with annual operating financial objectives based on our performance on total revenue, adjusted diluted earnings per share and cash flow from operations, as well as Business Unit/Function and individual performance.
- Our long-term incentive awards are aligned with the interests of our shareholders because they deliver value based on absolute and relative shareholder return.
- We base a significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers, or "NEOs") on Pfizer's stock price performance and other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group.

We compensate our executives using the following elements:

Element	Type
Annual Long-Term Incentive Compensation (100% Equity)	**Restricted Stock Units** (representing 25% of total annual grant value) **5- and 7-Year Total Shareholder Return Units** (each representing 25% of total annual grant value) **Performance Share Awards** (representing 25% of total annual grant value)
Cash	**Salary** **Annual Short-Term Incentive**
Retirement	**Pension Plan** **Supplemental Pension Plan** **Savings Plan** **Supplemental Savings Plan**
Other	**Perquisites**

SHAREHOLDER VOTING MATTERS

SUMMARY OF SHAREHOLDER VOTING MATTERS

Voting Matter	Board Vote Recommendation	See Page Number for more information
Item 1—Election of Directors	FOR each nominee	23
Item 2—Ratification of Independent Registered Public Accounting Firm	FOR	31
Item 3—Advisory Approval of Executive Compensation	FOR	34
Shareholder Proposals:		
Item 4—Executive Equity Retention	AGAINST	36
Item 5—Action by Written Consent	AGAINST	38

OUR DIRECTOR NOMINEES

You are being asked to vote on the election of these 13 Directors. All Directors are elected annually by a majority of votes cast. Detailed information about each Director's background, skill sets and areas of expertise can be found beginning on page 24.

Name	Age	Director Since	Position	Principal Skills	Independent	Committee Memberships* AC	CC	CGC	RCC	STC	Other Current Public Boards
Dennis A. Ausiello, M.D.	67	2006	Professor, Harvard Medical School and Chief of Medicine, Massachusetts General Hospital	Academic, Medicine	Yes	M		M	M	C	1
M. Anthony Burns	70	1988	Chairman Emeritus, Ryder System	Business Leadership, Finance	Yes	M		M		M	1
W. Don Cornwell	65	1997	Former Chairman and CEO, Granite Broadcasting	Business Leadership, Finance	Yes	C	M		M	M	2
Frances D. Fergusson, Ph.D.	68	2009	President Emeritus, Vassar College	Academic, Healthcare	Yes		M		C	M	1
William H. Gray, III	71	2000	Chairman of Gray Global Strategies	Government, Leadership Development	Yes			C		M	2
Helen H. Hobbs, M.D.	60	2011	Investigator, Howard Hughes Medical Institute and Professor, University of Texas Southwestern Medical Center	Academic, Science/R&D	Yes			M		M	—
Constance J. Horner	71	1993	Former Assistant to the President of the United States and Director of Presidential Personnel	Leadership Development, Public Policy	Yes			M	M	M	2
James M. Kilts	65	2007	Founding Partner, Centerview Capital	Business, Leadership International	Yes		C			M	3
George A. Lorch	71	2000	Chairman Emeritus, Armstrong Holdings	Business Operations, International	Lead Independent Director						2
Suzanne Nora Johnson	55	2007	Retired Vice Chairman, Goldman Sachs Group	Finance, Business Leadership	Yes	M	M			M	3
Ian C. Read	59	2010	Chairman & CEO, Pfizer	Pharma, Business Leadership	No						1
Stephen W. Sanger	67	2009	Former Chairman & CEO, General Mills	Business Operations, Leadership Development	Yes	M		M		M	1
Marc Tessier-Lavigne, Ph.D.	53	2011	President, Rockefeller University; former EVP and Chief Scientific Officer, Genentech	Science, Business Operations	Yes				M	M	1

*AC Audit Committee
CC Compensation Committee
CGC Corporate Governance Committee
RCC Regulatory and Compliance Committee
STC Science and Technology Committee
C Chair
M Member

Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE	**8:30 a.m., Eastern Daylight Time, on Thursday, April 25, 2013**
PLACE	Hilton Short Hills Hotel 41 John F. Kennedy Parkway Short Hills, New Jersey 07078 +1 (973) 379-0100
WEBCAST	A live audio webcast of our Annual Meeting will be available on our website, www.pfizer.com, **starting at 8:30 a.m., Eastern Daylight Time, on Thursday, April 25, 2013.** A replay will be available on our website through the first week of May 2013.
ITEMS OF BUSINESS	• To elect 13 members of the Board of Directors named in the Proxy Statement, each for a term of one year • To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2013 fiscal year • To conduct an advisory vote to approve our executive compensation • To consider certain shareholder proposals, if presented at the Meeting; see the Table of Contents for further information. • To transact any other business that properly comes before the Meeting and any adjournment or postponement of the Meeting.
RECORD DATE	You can vote if you were a shareholder of record at the close of business on February 27, 2013.
MATERIALS TO REVIEW	This booklet contains our Notice of 2013 Annual Meeting and Proxy Statement. Our 2012 Financial Report is included as Appendix A to this Notice of Annual Meeting and Proxy Statement and is followed by certain Corporate and Shareholder Information. Neither Appendix A, nor the Corporate and Shareholder Information, nor the accompanying Letter to Shareholders, is a part of our proxy solicitation materials.
PROXY VOTING	It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under "How do I vote?" under "Annual Meeting Information—Questions and Answers about the Annual Meeting and Voting."

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2013: This Notice of Annual Meeting and Proxy Statement and the 2012 Financial Report and Corporate and Shareholder Information are available on our website at www.pfizer.com/annualmeeting. Except as stated otherwise, information on our website is not a part of this Proxy Statement.

Matthew Lepore
Corporate Secretary
March 14, 2013

Table of Contents

Pfizer Inc.
235 East 42nd Street
New York, New York 10017-5755

Annual Meeting Information

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc., a Delaware corporation, of proxies to be voted at our 2013 Annual Meeting of Shareholders and at any adjournment or postponement of the Meeting. The Meeting will take place on April 25, 2013, beginning at 8:30 a.m., Eastern Daylight Time, at the Hilton Short Hills Hotel in Short Hills, New Jersey.

Shareholders will be admitted to the Annual Meeting beginning at 8:00 a.m., Eastern Daylight Time. Seating will be limited.

The Hilton Short Hills Hotel is accessible to disabled persons, and upon request we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. Please mail your request to the address noted below under the question "What do I need to do to attend the Annual Meeting?" For directions, contact the Hilton Short Hills Hotel at +1 (973) 379-0100.

This Notice of Annual Meeting and Proxy Statement and a proxy or voting instruction card are being mailed starting on or about March 14, 2013.

What do I need to do to attend the Annual Meeting?

Admission to the Annual Meeting is limited to shareholders of record as of the close of business on February 27, 2013 and one immediate family member; one individual designated as a shareholder's authorized proxy holder; or one representative designated in writing to present a shareholder proposal properly brought before the Meeting. In each case, the individual must have an admission ticket or proof of ownership of Pfizer stock, as well as a valid government-issued photo identification, to be admitted to the Meeting.

Admission Ticket or Proof of Ownership

If you hold your shares in your name as a shareholder of record, you will need an admission ticket or proof of ownership of Pfizer stock. An admission ticket is attached to your proxy card or to the Notice of Internet Availability of Proxy Materials. If you plan to attend the Meeting, please vote your shares but keep the admission ticket and bring it with you to the Meeting.

If your shares are held in the name of a broker, bank or other holder of record and you plan to attend the Annual Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting.

A shareholder may appoint a representative to attend the Annual Meeting and/or vote on his/her behalf. An admission ticket must be requested by the shareholder but will be issued in the name of the authorized representative. Any individual holding an admission ticket that is not issued in his/her name will not be admitted to the Annual Meeting. To request an admission ticket, contact Pfizer Shareholder Services, 235 East 42nd Street, New York, NY 10017-5755.

Proponent of Shareholder Proposal

The proponent of a shareholder proposal included in this Proxy Statement should notify the Company in writing of the individual authorized to present the proposal at the Annual Meeting; this notice should be received at least two weeks before the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases, or packages will be permitted in the Annual Meeting.

Will the Annual Meeting be webcast?

Yes, our Annual Meeting will be audio webcast live on April 25, 2013. You are invited to visit www.pfizer.com at 8:30 a.m., Eastern Daylight Time, on April 25, 2013, to access the webcast. Registration for the webcast is required and will be available beginning on April 22, 2013. A replay will be available on our website through the first week of May 2013.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on February 27, 2013 are entitled to receive the Notice of Annual Meeting and to vote their shares at the Meeting. As of that date, there were 7,185,643,998 shares of the Company's common stock outstanding and entitled to vote. In addition, shares of the Company's preferred stock having votes

equivalent to 2,451,160 shares of common stock were held by one of the Company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting. Shares of common stock and shares of preferred stock vote together as a single class on the matters covered in this Proxy Statement.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered in your name with Pfizer's transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and any accompanying materials have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this Notice of Annual Meeting and Proxy Statement and any accompanying documents have been provided to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

By mail

Complete, sign and date the accompanying proxy or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by your proxy card as recommended by the Board of Directors.

If you are a shareholder of record and you do not have the prepaid envelope, please mail your completed proxy card to Pfizer Inc., c/o Proxy Services, Computershare, P.O. Box 43101, Providence, RI 02940.

By telephone or on the Internet

Pfizer has established telephone and Internet voting procedures for shareholders of record. These procedures are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the U.S., Puerto Rico and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.investorvote.com/pfe. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 7:30 a.m., Eastern Daylight Time, on April 25, 2013.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. We therefore recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy or voting instruction card.

In person at the Annual Meeting

Shareholders who attend the Annual Meeting may vote in person at the Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

Your vote is important. You can save us the expense of a second mailing by voting promptly.

What can I do if I change my mind after I vote?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- giving written notice to the Secretary of the Company;
- delivering a valid, later-dated proxy, or a later-dated vote by telephone or on the Internet, in a timely manner; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record.

All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

What shares are included on the proxy card?

If you are a shareholder of record, you will receive only one proxy card for all the shares you hold of record:

- in certificate form;
- in book-entry form; and
- in book-entry form in the Computershare Investment Plan.

If you are a Pfizer employee, you will receive a proxy or voting instruction card for all the Pfizer shares you hold:

- in a Pfizer and/or Wyeth savings plan; and/or

- in a Grantor Trust for deferred stock received by certain legacy Wyeth employees in connection with the Wyeth acquisition.

Your proxy card will serve as a voting instruction card for the applicable savings plan and/or Grantor Trust.

If you do not vote your shares or specify your voting instructions on your proxy or voting instruction card, the administrator of the applicable savings plan, and/or the trustee of a Grantor Trust, as the case may be, will vote your shares in accordance with the terms of your plan and/or Grantor Trust. **To allow sufficient time for voting by the administrator of the applicable savings plan and/or the trustee of a Grantor Trust, your voting instructions must be received by 10:00 a.m., Eastern Daylight Time, on April 23, 2013.**

If you hold Pfizer shares through any other Company plan, you will receive voting instructions from that plan's administrator, as applicable.

If you are a beneficial owner, you will receive voting instructions from your broker, bank or other holder of record.

What is "householding" and how does it affect me?

We have adopted a procedure, approved by the Securities and Exchange Commission, called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials or in "Notice and Access" (see below) will receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2012 Financial Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. If you and other Pfizer shareholders living in your household do not have the same last name, you may also request to receive only one copy of future proxy statements and financial reports.

Householding reduces our printing costs and postage fees and conserves natural resources. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, or if you hold Pfizer stock in more than one account, and in either case you wish to receive only a single copy of each document for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: 250 Royall Street, Canton, MA 02021; or by telephone: in the U.S., Puerto Rico and Canada, + 1 (800) 733-9393, and outside the U.S., Puerto Rico and Canada, + 1 (781) 575-4591).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting and Proxy Statement and any accompanying documents, please contact Computershare as indicated above and a separate copy will be sent to you promptly. If you do not wish to continue to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare as indicated above.

If you are a beneficial owner, you can request information about householding from your broker, bank or other holder of record.

Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet under the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our costs of printing and distributing the proxy materials, while providing a convenient method of accessing the materials and voting. On March 14, 2013, we mailed a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet.

Can I access the proxy materials and the 2012 Financial Report on the Internet?

This Notice of Annual Meeting and Proxy Statement and the 2012 Financial Report are available on our website at www.pfizer.com/annualmeeting. Instead of receiving future proxy statements and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will conserve natural resources and will save us the cost of producing documents and mailing them to you, and will also give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.investorvote.com/pfe, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to www.computershare-na.com/green and following the enrollment instructions.

Beneficial Owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other holder of record regarding the availability of this service.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting for any purpose germane to the Meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, New York, by contacting the Secretary of the Company.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker, you must instruct the broker how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required under the rules of the New York Stock Exchange.

If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority under NYSE rules to vote your shares on the ratification of KPMG, even if the broker does not receive voting instructions from you. However, your broker does not have discretionary authority to vote on the election of Directors, the advisory approval of executive compensation, or on any shareholder proposal without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

What is a quorum for the Annual Meeting?

The presence of the holders of stock representing a majority of the voting power of all shares of stock issued and outstanding and entitled to vote at the Annual Meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Ratification of KPMG	Majority of Votes Cast	Yes
Advisory Approval of Executive Compensation	Majority of Votes Cast	No
Shareholder Proposals	Majority of Votes Cast	No

If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote, because abstentions and broker non-votes are not considered to be votes cast under our By-laws.

Election of Directors; Majority Vote Policy

Under our By-laws and our Corporate Governance Principles, Directors must be elected by a majority of the votes cast in uncontested elections, such as the election of Directors at the Annual Meeting. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes "for" or "against" a Director nominee. Any nominee who does not receive a majority of votes cast "for" his or her election would be required to tender his or her resignation promptly following the failure to receive the required vote. The Corporate Governance Committee would then be required to make a recommendation to the Board as to whether the Board should accept the resignation, and the Board would be required to decide whether to accept the resignation and to disclose its decision-making process. In a contested election, the required vote would be a plurality of votes cast. Full details of this Policy are set forth in our Corporate Governance Principles (see Annex 1 to this Proxy Statement).

Ratification of KPMG

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

Advisory Approval of Executive Compensation

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve, on an advisory basis, the compensation of our Named Executive Officers. Abstentions and broker non-votes are not counted as votes "for" or "against" this proposal.

Shareholder Proposals

Under our By-laws, the votes cast "for" must exceed the votes cast "against" to approve a shareholder proposal. Abstentions and broker non-votes are not counted as votes "for" or "against" the shareholder proposal.

How will my shares be voted at the Annual Meeting?

At the Meeting, the Proxy Committee appointed by the Board of Directors (the persons named in the proxy card or, if applicable, their substitutes) will vote your shares as you instruct. If you sign your proxy card and return it without indicating how you would like to vote your shares, your shares will be voted as the Board of Directors recommends, which is:

- **FOR** the election of each of the Director nominees named in this Proxy Statement;
- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2013 fiscal year;
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers; and
- **AGAINST** each shareholder proposal.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement (see "Other Business").

If you return your signed and completed proxy card or vote by telephone or on the Internet and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors will have the discretion to vote for you.

Who will pay for the cost of this proxy solicitation?

Pfizer will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by our Directors, officers or employees in person or by telephone, mail, electronic transmission and/or facsimile transmission. We have hired Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902, to distribute and solicit proxies. We will pay Morrow a fee of $35,000, plus reasonable expenses, for these services.

Who will count the votes?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

Governance of the Company

OVERVIEW

The following sections provide an overview of Pfizer's corporate governance structure and processes, including the independence and other criteria we use in selecting Director nominees; our Board leadership structure; and certain responsibilities and activities of the Board of Directors and its Committees. We also discuss how shareholders and other stakeholders can communicate with our Directors.

Our governance structure and processes are based upon a number of key governance documents, including our Corporate Governance Principles. The Principles, which are included as Annex 1 to this Proxy Statement, govern the operation of the Board of Directors and its Committees and guide the Board and our Executive Leadership Team in the execution of their responsibilities. The Principles are reviewed at least annually and are updated periodically in response to changing regulatory requirements, evolving practices, issues raised by our shareholders and other stakeholders and otherwise as circumstances warrant.

Our Corporate Governance Principles and the following Board policies and other materials relating to corporate governance at Pfizer are published on our website at www.pfizer.com/about/corporate_governance/corporate_governance.jsp:

- Board of Directors—Background and Experience
- Board Committees—Current Members and Charters
- Director Qualification Standards
- Pfizer Policies on Business Conduct and Ethics
- Code of Business Conduct and Ethics for Directors
- Board Policy on Pension Benefits for Executives
- Review of Related Person Transactions
- Policy—Criteria for Selection of Compensation Committee Consultant
- Contacting our Board of Directors
- By-laws
- Restated Certificate of Incorporation
- Frequently Asked Questions

We will provide copies of any of these items without charge upon written request to our Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755. The information on our website is not a part of this Proxy Statement.

GOVERNANCE INFORMATION

Criteria for Board Membership

The Corporate Governance Committee focuses on Board succession planning on a continuing basis. In performing this function, the Committee is responsible for recruiting and recommending to the full Board of Directors nominees for election as Directors. The goal of the Committee is to achieve a Board that provides effective oversight of the Company through the appropriate diversity of experience, expertise, skills, specialized knowledge and other qualifications and attributes of the individual Directors. Important general criteria for Board membership include the following:

- Members of the Board should be individuals of high integrity and independence, with substantial accomplishments, and should have prior or current associations with institutions noted for their excellence.
- Members of the Board should have demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment.
- The composition of the Board should reflect the benefits of diversity as to gender, ethnic background and experience.

Directors should be individuals of high integrity and independence, with demonstrated leadership ability, diverse perspectives and sound business judgment.

In addition, the Committee considers on an ongoing basis the background, experience and skills of the individual Directors that are important to the Company's current and future needs, including experience and skills in the following areas:

- business or operations leadership;
- finance or accounting;
- science or research and development;
- government or public policy;
- healthcare, medicine and related fields (including pharmaceuticals);
- international business;
- academics; and
- leadership and management development.

The satisfaction of these criteria is implemented and assessed through ongoing evaluations of Directors and nominees by the Corporate Governance Committee and the Board, as well as annual Board and Committee self-evaluations. Based upon these activities and their review of the current composition of the Board, the Committee and the Board believe that these criteria have been satisfied.

Selection of Candidates

In recruiting and selecting Board candidates, the Corporate Governance Committee takes into account the size of the Board and considers a "skills matrix" indicating whether a particular Board member or candidate possesses one or more of the above "skill sets," as well as whether those skills and/or other attributes qualify him or her for service on a particular Committee. The Committee also considers a wide range of additional factors, including each Director's and candidate's projected retirement date, to assist in Board succession planning; other positions the Director or candidate holds, including other boards of directors on which he or she serves; and the independence of each Director and candidate, to ensure that a substantial majority of the Board is independent (see "Director Independence" below).



In recruiting and selecting Board candidates, we take into account the size of the Board, a "skills matrix" indicating each individual's "skills sets," and a wide range of additional factors.

Each nominee for election brings strong and unique attributes, experiences and skills, providing the Board with an optimal balance.

On an ongoing basis, the Committee considers potential Director candidates identified on its own initiative as well as candidates referred or recommended to it by other Directors, members of management, search firms, shareholders and others (including individuals seeking to join the Board). Shareholders who wish to recommend candidates may contact the Committee in the manner described in "Communications with Directors." All candidates are required to meet the criteria outlined above, as well as those discussed under "Director Independence" below and in our Corporate Governance Principles and other governing documents, as applicable, as determined by the Committee in its sole discretion. Shareholder nominations must be made according to the procedures required under our By-laws and described in this Proxy Statement under the heading "Requirements for Submitting Proxy Proposals and Nominating Directors." Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures and who meet the criteria referred to above will be evaluated by the Committee in the same manner as the Committee's nominees.

The Committee and the Board believe that each of the nominees for election at the Annual Meeting brings a strong and unique set of attributes, experiences and skills and provides the Board as a whole with an optimal balance of experience, leadership, competencies, qualifications and skills in areas of importance to our Company. Under "Item 1—Election of Directors—Nominees for Directors," we provide an overview of each nominee's principal occupation, business experience and other directorships, together with the key attributes, experience and skills viewed as particularly meaningful in providing value to the Board, our Company and our shareholders.

Director Independence

Our Board of Directors has adopted Director Qualification Standards to evaluate and determine Director independence. Our Standards meet and in some respects exceed the independence requirements of the NYSE. To qualify as independent under our Standards, a non-employee Director must be determined to have no material relationship with the Company other than as a Director. The Standards also contain

strict guidelines for Directors and their immediate families regarding employment or affiliation with the Company or its independent registered public accounting firm; prohibitions against Audit Committee members having any direct or indirect financial relationship with the Company; and restrictions on both commercial and not-for-profit relationships between non-employee Directors and the Company. Directors may not receive personal loans or extensions of credit from the Company, must deal at arm's length with the Company and its subsidiaries, and must disclose any circumstance that might be perceived as a conflict of interest. Our Director Qualification Standards can be found on our website at www.pfizer.com/about/corporate_governance/director_qualification_standards.jsp.

With the assistance of legal counsel to the Company, the Corporate Governance Committee has reviewed the applicable legal and NYSE standards for Board and Committee member independence, as well as our Director Qualification Standards. A summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities are also made available to the Committee. On the basis of this review, the Committee has delivered a report to the full Board of Directors, and the Board has made its independence determinations based upon the Committee's report and the supporting information.

Aside from our CEO, all of our Directors are independent of the Company and its management.

As a result of this review, the Board has affirmatively determined that all of our current Directors (other than Mr. Read)—Drs. Dennis A. Ausiello, Frances D. Fergusson, Helen H. Hobbs, and Marc Tessier-Lavigne; Ms. Constance J. Horner and Ms. Suzanne Nora Johnson; and Messrs. M. Anthony Burns, W. Don Cornwell, William H. Gray, III, James M. Kilts, George A. Lorch, John P. Mascotte (a Director not standing for re-election due to his retirement) and Stephen W. Sanger—are independent of the Company and its management. The Board previously determined that Dr. Michael S. Brown (who retired from our Board effective at the 2012 Annual Meeting of Shareholders) was independent during the time he was a Director. As noted, the Board also has determined that Mr. Ian C. Read is not independent because of his employment as the Company's current CEO.

In making these determinations, the Board considered that in the ordinary course of business, relationships and transactions may occur between the Company and its subsidiaries and entities with which some of our Directors are or have been affiliated. Under Pfizer's Director Qualification Standards, certain relationships and transactions are not considered to be material transactions that would impair a Director's independence, including the following:

- The Director is an employee of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amount to less than 1% of the annual revenues of the other company; and
- The Director is an executive officer of another company, and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

In 2012, there was no indebtedness between Pfizer and any entity of which a Director was an employee or executive officer.

Drs. Ausiello, Hobbs and Tessier-Lavigne are employed at medical or academic institutions with which Pfizer engages in ordinary course of business transactions. We reviewed our transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the threshold set forth in our Director Qualification Standards (1% of the annual revenues of these entities in each of the last three years).

Under our Director Qualification Standards, contributions to not-for-profit entities in which a Director of the Company, or a Director's spouse, serves as an executive officer, amounting to less than 2% (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues, will not serve as a bar to the Director's independence. None of our Directors or their spouses is an executive officer of a not-for-profit organization to which Pfizer contributes. Nonetheless, a summary of charitable contributions to not-for-profit organizations with which our Directors or their spouses are affiliated was made available to the Committee. None of the contributions approached the levels set forth in our Director Qualification Standards.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management and a highly engaged and high-functioning Board. Based on its experience, considerable engagement with shareholders, and an assessment of research on this issue, the Board understands that there are a variety of viewpoints concerning a board's optimal leadership structure; that available empirical data concerning the impact of board leadership on shareholder value is inconclusive and not compelling; and, accordingly, that there is no single, generally accepted approach to board leadership in the U.S. Given the dynamic and competitive environment in which we operate, the Board believes that the right leadership structure may vary as circumstances warrant. Consistent with this understanding, the independent Directors do not view any particular structure as preferred and consider the Board's leadership structure on at least an annual basis. This consideration includes the pros and cons of alternative leadership structures in light of the Company's operating and governance environment at the time, with the goal of achieving the optimal model for Board leadership and effective oversight of management by the Board.

Based upon these considerations, and following lengthy reviews, the independent Directors determined in December 2011 to elect Mr. Read as Chairman and CEO; re-elected him to that position in April 2012; and reconsidered the Board's leadership structure again in December 2012 and determined to maintain the current structure. These determinations were based on the independent Directors' strong belief that Mr. Read, in view of his extensive experience in and knowledge of the research-based biopharmaceutical industry, has demonstrated the leadership and vision necessary to lead the Board and the Company in our challenging industry and macroeconomic environments; that he has a fundamentally investor-driven viewpoint; that his leadership has generated strong performance; and that he does not have an employment agreement and serves as Chairman and CEO at the pleasure of the Board. The independent Directors also believe that this unified structure provides our Company with strong and consistent leadership and that, given the significant regulatory and market environment in which we operate, having one clear leader in both roles provides decisive and effective leadership, both within and outside the Company.

The independent Directors have also selected George A. Lorch to serve as Lead Independent Director—a position that, at Pfizer, entails significant responsibility for independent Board leadership. Mr. Lorch served as Non-Executive Chairman of the Board from December 2010 to December 2011 and continues to exercise his strong leadership skills in his role as Lead Independent Director.

In considering its leadership structure, the independent Directors have taken a number of factors into account. The Board—which consists entirely of independent Directors other than Mr. Read—exercises a strong, independent oversight function. This oversight function is enhanced by the fact that our Audit, Compensation, Corporate Governance, Regulatory and Compliance and Science and Technology Committees are comprised entirely of independent Directors. Further, a number of Board and Committee processes and procedures provide substantial independent oversight of our Chief Executive Officer's performance, including regular executive sessions of the independent Directors, an annual evaluation of our Chairman and Chief Executive Officer's performance against pre-determined goals, and a separate evaluation introduced in 2012 that, among other things, assesses the CEO's interactions with the Board.

In addition, the independent Directors have considered shareholder feedback on the subject of Board leadership, including discussions with institutional investors who have expressed interest in the Board's rationale for combining the roles of Chairman and CEO. In general, these investors acknowledge that the independent members of the Board are in the best position to determine the optimal Board structure, although some investors have asked about the strength of board independence under a non-independent chair structure. Further, our investors have indicated that if the positions of Chairman and CEO should be combined, it was imperative that the Board have independent leadership by appointing a strong Lead Independent Director with a clearly defined role and responsibilities. The Company's Corporate Governance Principles require the appointment of a Lead Independent Director if the positions of Chairman and CEO are held by the same individual, and the independent Directors believe that Mr. Lorch provides strong leadership in that position.

The Board believes that Mr. Read, Pfizer's Chairman and CEO, has the leadership and vision necessary to lead the Board in our challenging industry and macroeconomic environments.

The Board exercises a strong, independent oversight function, including through our independent Committees, as well as a number of processes and procedures.

Our independent Directors have considered extensive shareholder feedback on Board leadership, including the need for a strong Lead Independent Director with a clearly defined role and responsibilities.

While Pfizer's independent Directors are aware of the varying investor views regarding our Board leadership structure, they believe that our Board, comprised entirely of independent Directors other than Mr. Read, remains highly independent, empowered and engaged. Further, the independent Directors remain committed to evaluating our Board leadership structure at least annually. Under the Company's By-laws and Corporate Governance Principles, the Board can and will change its leadership structure if it determines that doing so is appropriate and in the best interest of Pfizer and its shareholders. The Board believes that these factors provide the appropriate balance between the authority of those who oversee the Company and those who manage it on a day-to-day basis.



The independent Directors are committed to evaluating our Board leadership structure at least annually.

Lead Independent Director

The position of Lead Independent Director at Pfizer comes with a clear mandate and significant authority and responsibilities under a Board-approved Charter, including the following:

- presiding at executive sessions of the independent Directors and at other Board meetings at which the Chairman and CEO is not present;
- calling meetings of the independent Directors;
- leading the evaluation of the Chairman and CEO by the independent Directors, including an annual evaluation of his/her interactions with the Board;
- serving as liaison between the independent Directors and the Chairman;
- approving information sent to the Board, including the quality, quantity and timeliness of such information;
- approving meeting agendas;
- facilitating the Board's approval of the number and frequency of Board meetings and approving meeting schedules, to assure that there is sufficient time for discussion of all agenda items;
- authorizing the retention of outside advisors and consultants who report directly to the Board; and
- if requested by shareholders, ensuring that he/she is available, when appropriate, for consultation and direct communication.

The Charter of the Lead Independent Director can be found on our website at www.pfizer.com/files/about/lead_independent_director.pdf



Our Lead Independent Director has a clear mandate, as well as significant authority and responsibilities.

Executive Sessions

Executive sessions of the independent Directors (i.e., all Directors other than Mr. Read) generally take place at every regular Board meeting. At these executive sessions, the independent Directors review, among other things, the criteria upon which the performance of the Chief Executive Officer and other senior managers is evaluated, the performance of the Chief Executive Officer against those criteria, and the compensation of the Chief Executive Officer and other senior managers.

The Board's Role in Risk Oversight

Management is responsible for assessing and managing risk, subject to oversight by the Board. The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees, as follows:

- The Audit Committee has primary responsibility for overseeing the Company's Enterprise Risk Management, or "ERM," program. The Company's Chief Internal Auditor, who reports to the Committee, facilitates the ERM program, in coordination with the Company's Legal Division and Compliance Division, to complement the Company's strategic planning process. The Committee's meeting agendas throughout the year include discussions of individual risk areas, as well as an annual summary of the ERM process. For additional information, see "Board and Committee Information—

The Audit Committee" and "Item 2—Ratification of Independent Registered Public Accounting Firm—Audit Committee Report" later in this Proxy Statement.

- The Regulatory and Compliance Committee has primary responsibility for overseeing and reviewing risks associated with the Company's healthcare law compliance programs and the status of compliance with related laws, regulations and internal procedures. The Committee, in consultation with the Compensation Committee, is responsible for discussing with management the risks associated with our compensation policies and practices for sales and marketing personnel and the alignment of compensation practices with the Company's compliance standards. For additional information, see "Board and Committee Information—The Regulatory and Compliance Committee" later in this Proxy Statement.
- The Board's other Committees—Compensation, Corporate Governance, and Science and Technology—oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.
- The Board of Directors is kept informed of its Committees' risk oversight and other activities through reports of the Committee Chairmen to the full Board. These reports are presented at every regular Board meeting and include discussions of Committee agenda topics, including matters involving risk oversight.
- The Board considers specific risk topics, including risks associated with our strategic plan, our capital structure and our research and development activities. In addition, the Board receives regular reports from the members of our Executive Leadership Team, or "ELT"—the heads of our principal business and corporate functions—that include discussions of the risks involved in their respective areas of responsibility, and the Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

The Board executes its oversight responsibility for risk assessment and risk management directly and through its Committees.

Pfizer Policies on Business Ethics and Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are required to abide by Pfizer's policies on business conduct to ensure that our business is conducted in a consistently legal and ethical manner. Pfizer's policies form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues to foster good business conduct, and a high level of integrity. Our policies and procedures cover all major areas of professional conduct, including employment practices, conflicts of interest, intellectual property and the protection of confidential information, and require strict adherence to laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Pfizer's policies on business conduct. As required by the Sarbanes-Oxley Act of 2002, our Audit Committee has procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

To review Pfizer's Summary of Policies on Business Conduct, please visit our website at www.pfizer.com/about/corporate_compliance/code_of_conduct.jsp.

All of our employees are required to abide by Pfizer's policies on business conduct, which form the foundation of a comprehensive process that includes compliance with corporate policies and procedures, an open relationship among colleagues, and a high level of integrity.

Code of Conduct for Directors

Our Directors are required to comply with a Code of Business Conduct and Ethics for Directors. This Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. This Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with applicable laws and regulations, and oversight of ethics and compliance by employees of the Company. Under the Corporate Integrity Agreement Pfizer entered into in 2009 (discussed under "Board and Committee Information—The Regulatory and Compliance Committee" below), our Board members also have

certain obligations with respect to our Summary of Pfizer Policies on Business Conduct, including annually certifying that they have received and reviewed the Summary.

The full texts of both the Summary of Pfizer Policies on Business Conduct and the Code of Business Conduct and Ethics for Directors are posted on our website at www.pfizer.com/about/corporate_compliance/code_of_conduct.jsp and www.pfizer.com/about/corporate_governance/directors_code.jsp, respectively. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards affecting our Chief Executive Officer, Chief Financial Officer, and Controller on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.



Our Directors are required to comply with a Code of Business Conduct and Ethics for Directors.

Communications with Directors

Shareholders and other interested parties may communicate with any of our directors, including the Lead Independent Director and the Audit Committee Chair, by writing to the Corporate Secretary, Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755 or by e-mail via Pfizer's website at www.pfizer.com/about/corporate_governance/corporate_governance.jsp.

Shareholder communications are distributed to the Board, or to any individual Director or Directors, as appropriate, depending on the facts and circumstances outlined in the communication. The Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded or redirected, as appropriate, such as:

- business solicitations or advertisements;
- junk mail and mass mailings;
- new product suggestions;
- product complaints;
- product inquiries;
- resumes and other forms of job inquiries;
- spam; and
- surveys.

In addition, material that is unduly hostile, threatening or similarly unsuitable will be excluded; however, any communication will be made available to any Director upon his or her request.



Shareholders and other interested parties may communicate with any of our Directors, including the Lead Independent Director or the Audit Committee Chair.

Shareholder Outreach

The Company's relationships with its shareholders and other stakeholders are a critical part of our corporate governance profile, and we recognize the value of taking their views into account. Among other things, engagement with our shareholders and other stakeholders helps us to understand the larger context and impact of our operations, learn about expectations for our performance, assess emerging issues that may affect our business or other aspects of our operations, and shape policy.

Throughout 2012, we engaged in extensive discussions with shareholders on a wide variety of matters. Considering that it was an election year, and in the wake of the United States Supreme Court decision in *Citizens United,* the topic of corporate political expenditures was frequently discussed with shareholders and other stakeholders interested in Pfizer's policies, practices and disclosures.

Throughout 2012, we engaged in discussions with shareholders on a wide variety of matters, including corporate political expenditures; our executive compensation program and disclosures; the advisability of providing shareholders with the ability to act by written consent; and so-called "proxy access."

Because we operate in a highly regulated and competitive industry, it is crucial that we engage regularly on public policy issues that may affect our ability to meet patient needs and enhance shareholder value. We also are a member of several industry and trade groups that represent both the pharmaceutical industry and the business community at large in an effort to bring about constructive discourse on broad policy issues that can impact our business objectives. Our participation as a member of these various industry and trade groups comes with the understanding that we may not always agree with the positions held by the larger organization on certain issues. When necessary, we will voice any concerns through our colleagues who serve on the boards and committees of those groups. We evaluate all relationships with outside organizations annually, and will continue to take into consideration the views of all of our stakeholders when deciding whether we continue to support any outside organization.

In 2012, Pfizer's contributions to legislative organizations and think tanks were spotlighted by some stakeholders and advocacy groups. In response to inquiries and discussions with key investors about the risks and benefits of associating with some of these organizations, we published our formal funding criteria for these groups. Among other things, the criteria indicate that our support of these organizations is evaluated based on their expertise in healthcare policy/advocacy and issues that impact the life sciences industry. In addition, we require that these organizations support key issues of importance to Pfizer, including advancing biomedical research, healthcare innovation, advocating for protecting intellectual property rights and access to care. In 2010, we adopted a strict policy precluding Pfizer from making direct "independent expenditures" in connection with any federal or state election. This action formalized a process that was underway for many years at Pfizer and was adopted in response to shareholders' concerns about corporate political spending in the wake of *Citizens United.*

This action and others mentioned above demonstrate our ongoing commitment and responsiveness to addressing the concerns of our shareholders. Additional information regarding Pfizer's political contributions can be found at www.pfizer.com/responsibility/grants_contributions/lobbying_and_political_contributions.jsp.

We also discussed a number of other matters with investors, including:

- Our executive compensation program and disclosures. See "Item 3—Advisory Approval of Executive Compensation" and "Compensation Discussion and Analysis" elsewhere in this Proxy Statement.
- The advisability of providing shareholders with the ability to act by written consent. See "Item 5—Shareholder Proposal regarding Action by Written Consent."
- The potential benefits and risks of giving shareholders the ability to nominate Directors without having to resort to a proxy contest, and the terms on which such "proxy access" might be provided.

BOARD AND COMMITTEE INFORMATION

During 2012, the Board of Directors met eight times. Each of our Directors attended at least 89% of the meetings of the Board and the Board Committees on which he or she served that were held during the time he or she was a Director in 2012.

All Board members standing for re-election are expected to attend the Annual Meeting unless an emergency prevents them from doing so. All the Directors then in office attended our 2012 Meeting.

The table below provides membership and meeting information for each of the Board Committees for 2012.

Name	Audit	Compensation	Corporate Governance	Regulatory and Compliance	Science and Technology
Dr. Ausiello[(a)]	X		X	X	X*
Dr. Brown[(b)]			X		X*
Mr. Burns	X		X		X
Mr. Cornwell	X*	X		X	X
Dr. Fergusson		X		X*	X
Mr. Gray			X*		X
Dr. Hobbs			X		X
Ms. Horner			X	X	X
Mr. Kilts		X*			X
Mr. Lorch[(c)]					
Mr. Mascotte[(d)]			X	X	X
Ms. Nora Johnson	X	X			X
Mr. Read					
Mr. Sanger	X		X		X
Dr. Tessier-Lavigne				X	X
2012 Meetings	**15**	**7**	**6**	**6**	**2**

* Committee Chair

(a) Chair of the Science and Technology Committee since April 26, 2012.

(b) Effective as of the 2012 Annual Meeting, Dr. Brown retired from the Board, as Chair of the Science and Technology Committee and as a member of the Corporate Governance Committee.

(c) As Lead Independent Director, Mr. Lorch frequently attends meetings of Board Committees. However, he is not a member of any Committee, in order to focus on his leadership role.

(d) Retiring from the Board effective as of the 2013 Annual Meeting.

The Corporate Governance Committee

The Corporate Governance Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under the terms of its Charter, the Committee oversees the practices, policies and procedures of the Board and its Committees. This includes developing criteria for Board membership and recommending and recruiting Director candidates. The Committee also assesses Director and candidate independence, considers possible conflicts of interest of Board members and senior executives, reviews related person transactions, and monitors the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings and recommends matters for consideration by the Board and also advises on and recommends Director compensation, which is approved by the full Board. The Committee is directly responsible for overseeing the self-evaluations of the Board and its Committees, reviewing our Director Qualification Standards, and establishing Director retirement policies. The Committee also assists management by reviewing the functions and outside activities of senior executives. Finally, the Committee reviews certain public policy issues, including the Company's political spending policies and practices, as well as its regular detailed disclosures of political spending.

The Board of Directors has determined that each of the members of the Corporate Governance Committee is independent, as defined by the rules of the SEC and the NYSE, as well as under our Director Qualification Standards.

The Corporate Governance Committee Charter is available on our website at www.pfizer.com/about/corporate_governance/corporate_governance_committee.jsp.

Corporate Governance Committee Report

The Corporate Governance Committee seeks to maintain and enhance Pfizer's record of excellence in corporate governance by continually refining Pfizer's corporate governance policies, procedures and practices. The following are examples of how we worked to achieve these objectives in 2012.

- Board and Committee Matters: During 2012, the Committee assessed Director independence and qualifications to serve on various Committees; conducted a comprehensive self-evaluation process for the Board and its Committees and implemented changes in response to the evaluation, including changes to the self-evaluation process itself to make it even more effective; reviewed and, where appropriate, recommended changes to other governing documents, including our Committee Charters; and continued to review the functioning of the Board and Committees in developing areas.
- Board Leadership Structure: The Committee conducted an annual review of the Board's leadership structure, resulting in determinations to retain the current leadership structure and to revise the Lead Independent Director Charter to further expand the authority of this important position (see "Board Leadership Structure—Lead Independent Director").
- Corporate Responsibility and Public Policy: The Committee oversees Pfizer's corporate responsibility agenda and activities, including our role in the public policy arena and the political process. In 2012, the Committee continued to oversee our political spending policies and practices, reviewed Pfizer's Political Action Committee and Corporate Political Contributions Reports, and re-assessed Pfizer's continued membership in and contributions to certain organizations. In addition, the Committee approved and oversaw the implementation of a new clearance policy governing state and local political contributions by certain Pfizer principals.
- Recruitment and Assessment of New Directors: In 2012, the Committee continued an ongoing Board succession planning process to assess candidates for election as Directors, based upon a "skills matrix." The Committee also reviewed unsolicited requests to join the Board.
- Leadership Planning: Oversight of leadership planning is one of the Board's principal responsibilities, and the Committee takes an active role in this area. During 2012, the Committee reviewed emergency succession scenarios and participated in the Board's review of management succession plans.
- Legislative and Regulatory Developments: The Committee continued to monitor and evaluate corporate governance developments, including SEC rules and NYSE listing standards.
- Shareholder Engagement: The Committee engaged in ongoing reviews of shareholder and stakeholder communications at each of its meetings, including proposals submitted by shareholders for inclusion in this Proxy Statement.
- Other Matters: The Committee executed its responsibilities under the Company's Related Person Transaction Approval Policy and reviewed service by Directors and senior management on other boards of directors.

In 2012, the Corporate Governance Committee worked on numerous matters, including Pfizer's corporate responsibility agenda and its role in the public policy arena and the political process.

The Corporate Governance Committee

Dennis A. Ausiello	M. Anthony Burns	William H. Gray, III, Chair
Helen H. Hobbs	Constance J. Horner	John P. Mascotte
Stephen W. Sanger		

The Regulatory and Compliance Committee

The Regulatory and Compliance Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under its Charter, the Committee is primarily responsible for assisting the Board of Directors with overseeing and reviewing the Company's healthcare-related regulatory and compliance issues, including its compliance programs and the status of compliance with related laws, regulations, internal procedures, and the Company's Corporate Integrity Agreement (CIA) discussed below. Management has primary responsibility for the operation of the Company's compliance program and for implementing the requirements of the CIA. The Committee consults with management and evaluates various information and reports on compliance-related activities and matters. The Committee is also responsible for overseeing the integration and implementation of the Company's compliance programs in acquired entities.

In 2012, the Regulatory and Compliance Committee received reports and discussed with management healthcare-related regulatory and compliance risks and related compliance program initiatives and functions.

The Committee, in consultation with the Compensation Committee, is responsible for discussing with management the alignment of compensation practices for sales and marketing personnel with the Company's compliance standards, and is expected to make recommendations to the Compensation Committee on the extent, if any, to which incentive-based compensation of any executive, senior manager, compliance personnel and/or attorney involved in any significant misconduct resulting in certain government or regulatory action, or other person with direct supervision over such employee, should be reduced, canceled or recovered.

In connection with the resolution of certain U.S. government investigations concerning various products, Pfizer entered into the CIA in 2009 with the Office of the Inspector General of the U.S. Department of Health and Human Services (OIG). In the CIA, Pfizer agreed to take certain actions to promote compliance with federal healthcare program and U.S. Food and Drug Administration (FDA) requirements. The Committee, based on agreement with the OIG, has assumed the Audit Committee's responsibilities under the CIA. The CIA obligations related to the Committee include the following: (i) the Committee must meet at least quarterly to review and oversee Pfizer's compliance program; (ii) the Committee must adopt resolutions each year summarizing its review and oversight of the Company's compliance program and its compliance with federal healthcare program requirements, FDA requirements and the obligations of the CIA and concluding that, to the best of its knowledge, Pfizer has adopted an effective compliance program to meet those requirements and obligations; and (iii) Pfizer must promptly report any changes in the composition of the Committee or any actions or changes that would affect the Committee's ability to perform the duties necessary to meet the obligations of the CIA. The CIA is effective through 2014.

The Regulatory and Compliance Committee Charter is available on our website at www.pfizer.com/about/corporate_governance/regulatory_compliance_committee.jsp.

Regulatory and Compliance Committee Report

The Regulatory and Compliance Committee assists the Board of Directors with the oversight of significant healthcare-related regulatory and compliance issues. Under the terms of its charter, the Committee receives reports regarding Pfizer's compliance program and oversees compliance with the requirements of the CIA. Management has primary responsibility for the operation of the Company's compliance program and for implementing the requirements of the CIA.

In 2012, the Regulatory and Compliance Committee received reports and discussed with management, including the Chief Compliance and Risk Officer, healthcare-related regulatory and compliance risks and related compliance program initiatives and functions. Among the matters considered by the Committee were: (i) potential healthcare-related regulatory or compliance risks in connection with the development, manufacture and marketing of Pfizer products, and efforts to mitigate those risks; (ii) government investigations and other legal proceedings involving the Company; (iii) internal investigations of potential healthcare-related compliance or regulatory matters; (iv) results of internal audits conducted in areas within the Committee's oversight; (v) the Company's responses to FDA Warning Letters and other regulatory communications; (vi) the integration of acquired companies into the Company's compliance program; (vii) the Company's anti-retaliation policies and procedures, and the retaliation claims received by the

Company; (viii) the Company's compensation practices for sales and marketing personnel; and (ix) external reviews of Pfizer policies and practices for compliance with federal healthcare laws and regulations.

In its activities, the Committee considered potential risks and steps the Company has taken to mitigate risk in areas within the Committee's oversight. With respect to the CIA, the Committee monitored the status of the Company's compliance with CIA requirements.

The Regulatory and Compliance Committee

Dennis A. Ausiello	W. Don Cornwell	Frances D. Fergusson, Chair
Constance J. Horner	John P. Mascotte	Marc Tessier-Lavigne

The Audit Committee

The Audit Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under its Charter, the Audit Committee is responsible for reviewing, with the independent registered public accounting firm, Internal Audit and management, the adequacy and effectiveness of internal controls over financial reporting. The Committee also reviews and consults with management, Internal Audit and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases, and the accounting principles applied. In addition, the Committee reviews reports from management relating to the status of compliance with laws, regulations and internal procedures.

The Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. To execute this responsibility, the Committee engages in a comprehensive annual evaluation of the independent auditor's qualifications, performance and independence and whether the independent registered public accounting firm should be rotated, and considers the advisability and potential impact of selecting a different independent registered public accounting firm.

In addition, the Committee is responsible for reviewing and discussing with management the Company's policies with respect to risk assessment and risk management. Further information about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "Governance Information—The Board's Role in Risk Oversight."

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors. The Audit Committee also has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company regarding its accounting, internal controls and auditing matters. Further details of the role of the Audit Committee may be found in "Item 2—Ratification of Independent Registered Public Accounting Firm" later in this Proxy Statement.

The Board of Directors has determined that each member of the Audit Committee is financially literate and independent, as defined by the rules of the SEC and the NYSE, as well as independent under our Director Qualification Standards. The Board of Directors also has determined that each of Ms. Nora Johnson and Messrs. Burns, Cornwell and Sanger is an "audit committee financial expert" for purposes of the SEC's rules.

The Audit Committee Charter is available on our website at www.pfizer.com/about/corporate_governance/audit_committee.jsp. The Audit Committee Report appears under "Item 2—Ratification of Independent Registered Public Accounting Firm."

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm.

The Compensation Committee

The Compensation Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. The Committee determines and oversees the execution of the Company's executive compensation philosophy and oversees the administration of the Company's executive compensation programs. Its responsibilities also include overseeing Pfizer's compensation and benefit plans and policies, administering its stock plans (including reviewing and approving equity grants) and reviewing and approving annually all compensation decisions for the Company's executive officers, including the Named Executive Officers identified in the 2012 Summary Compensation Table. See "Compensation Discussion and Analysis" later in this Proxy Statement for information concerning the Committee's role, processes and activities in overseeing executive compensation.



The Compensation Committee determines and oversees the execution of the Company's executive compensation philosophy and oversees the administration of our executive compensation programs.

The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by SEC rules, NYSE listing standards and Pfizer's Director Qualification Standards. In addition, each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

The Compensation Committee Charter is available on our website at www.pfizer.com/about/corporate_governance/compensation_committee.jsp. The Compensation Committee Report appears under "Executive Compensation."

Compensation Committee Interlocks and Insider Participation. During 2012 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of the Company, and no executive officer of the Company served or serves on the compensation committee or board of any company that employed or employs any member of the Company's Compensation Committee or Board of Directors.

The Science and Technology Committee

The Science and Technology Committee is comprised entirely of independent Directors and is governed by a Board-approved Charter stating its responsibilities. Under its Charter, the Science and Technology Committee is responsible for periodically examining management's strategic direction of and investment in the Company's pharmaceutical research and development and technology initiatives. This includes evaluating the quality and direction of the Company's research and development programs, and the Company's approach to acquiring and maintaining technology. The Committee also identifies emerging issues, assesses the performance of research and development leaders, and evaluates the sufficiency of review by external scientific experts. The Science and Technology Committee Charter is available on our website at www.pfizer.com/about/corporate_governance/science_technology_committee.jsp.



The Science and Technology Committee is responsible for periodically examining management's strategic direction of and investment in our pharmaceutical research and development and technology initiatives.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Except as described below, our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units. Each of these components is described below. The 2012 compensation of our non-employee Directors is shown in the 2012 Director Compensation Table below. Mr. Read does not receive any compensation for his service as a Director or as Chairman.

Non-Employee Director Compensation

In 2012, compensation for our non-employee Directors (other than Dr. Ausiello, as discussed below) consisted of the following:

Position	Cash Retainers	Pfizer Stock Units*
Board Member	$137,500	$137,500
Chair of each Board Committee	$30,000	
Lead Independent Director	$50,000	

* Under the Pfizer Inc. Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors (Unit Award Plan), each Director receives Pfizer stock units with a value of $137,500 upon election at each Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the Meeting. Units are not payable until the Director ceases to be a member of the Board, at or after which time they are paid in cash or in shares of Pfizer stock, at the Director's election. A new Director also receives Pfizer stock units in that amount when first elected to the Board.

The Board, on the recommendation of the Corporate Governance Committee, has adopted stock ownership guidelines requiring each non-employee Director to own $550,000 worth of Pfizer stock. For purposes of this requirement, a Director's holdings include units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director has five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of Pfizer stock required to be held, to satisfy this ownership requirement. None of our Directors has pledged Pfizer stock as collateral for personal loans or other obligations. In addition, in early 2013 the Board of Directors adopted a policy prohibiting Directors from pledging Pfizer stock.

Under his employer's policy, Dr. Ausiello is subject to limitations on the amount of compensation he can receive from the Company and is not permitted to receive any equity compensation for serving as a Director. As a result, Dr. Ausiello receives the customary cash fees for his Board and Committee service, but the dollar value of his annual equity award, subject to the limitation on the amount of his compensation under his employer's policy, is credited to a deferred cash account to be paid (with an interest equivalent) following his termination of service as a Director. At the direction of the Corporate Governance Committee, the dollar value of Dr. Ausiello's equity award in excess of the limitation has been contributed to charity.

Deferred Compensation

Non-employee Directors may defer all or a part of their annual cash retainers under the Unit Award Plan until they cease to be members of the Board. At a Director's election, the fees held in the Director's account may be credited either with Pfizer stock units or with interest at the rate of return of an intermediate treasury index. The rate of return of the intermediate U.S. Treasury index for 2012 was 1.73%. The numbers of Pfizer stock units are calculated by dividing the amount of the deferred fee by the closing price of our common stock on the last business day of the fiscal quarter in which the fee is earned. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by crediting additional stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

Legacy Warner-Lambert Equity Compensation Plan

Under the Warner-Lambert Company 1996 Stock Plan, as a result of our merger with Warner-Lambert, all stock options and restricted stock awards outstanding as of June 19, 2000 became immediately exercisable or vested.

Under this plan, the directors of Warner-Lambert could elect to defer any or all of the compensation they received for their services. These deferred amounts could have been credited to a Warner-Lambert common stock equivalent account (the "Equivalent Account"). The Equivalent Account was credited, as of the day the fees would have been payable, with stock credits equal to the number of shares of Warner-Lambert common stock that could have been purchased with the dollar amount of such deferred fees. The former Warner-Lambert directors who joined our Board after the merger and are still Pfizer Directors—Messrs. Gray and Lorch—had deferred compensation and were entitled to Warner-Lambert stock credits in the Equivalent Account under this plan. Dividend equivalents received under this plan are reinvested. Upon the closing of the merger, these Warner-Lambert stock credits were converted into Pfizer stock equivalent units. These units will be payable in Pfizer common stock at various times in accordance with the Director's election. These units are described in footnote 2 to the table under "Securities Ownership."

Matching Gift Programs

Our non-employee Directors may participate in Pfizer's matching gift programs, which are available to all employees. Under these programs, the Pfizer Foundation (Pfizer's philanthropic affiliate) will match contributions to eligible non-profit organizations, up to a maximum of $15,000 per year; contributions to religious and certain other types of non-profit organizations, as well as to individuals and others in need, are not eligible and are not matched. In addition, the Pfizer Foundation will match contributions made to the United Way Campaign, up to a maximum of $15,000 per year. The matching contributions made by the Pfizer Foundation with respect to our non-employee Directors are included in the 2012 Director Compensation Table below and described in footnote 2 to the Table. As indicated above, these matching contributions do not reflect all of the charitable contributions made by our Directors.

2012 Director Compensation Table

The following table shows 2012 compensation for our non-employee Directors.

Name	Fees Earned Or Paid In Cash ($)	Equity/ Stock Awards[1] ($)	All Other Compensation[2] ($)	Total($)
Dr. Ausiello[3]	217,500	—	83,550	301,050
Dr. Brown[4]	53,379	—	189,625	243,004
Mr. Burns	137,500	137,500	—	275,000
Mr. Cornwell	167,500	137,500	—	305,000
Dr. Fergusson	167,500	137,500	14,250	319,250
Mr. Gray	167,500	137,500	1,254	306,254
Dr. Hobbs	137,500	137,500	550	275,550
Ms. Horner	137,500	137,500	2,500	277,500
Mr. Kilts	167,500	137,500	15,000	320,000
Mr. Lorch	187,500	137,500	8,250	333,250
Mr. Mascotte	137,500	137,500	15,000	290,000
Ms. Nora Johnson	137,500	137,500	—	275,000
Mr. Sanger	137,500	137,500	15,000	290,000
Dr. Tessier-Lavigne	137,500	137,500	2,000	277,000

(1) Represents stock units awarded in 2012 to Directors who were re-elected at the 2012 Annual Meeting of Shareholders (other than Dr. Ausiello, as discussed below), determined by dividing the value of the award, $137,500, by $23.06, the closing price of the Company's common stock on April 26, 2012. At the end of 2012, the aggregate number of stock units (including dividend equivalents) held by each current non-employee Director was as follows: Dr. Ausiello, 21,000; Mr. Burns, 91,297; Mr. Cornwell, 87,462; Dr. Fergusson, 24,442; Mr. Gray, 115,670; Dr. Hobbs, 13,136; Ms. Horner, 120,165; Mr. Kilts, 74,615; Mr. Lorch, 85,394; Mr. Mascotte, 24,442; Ms. Nora Johnson, 32,963; Mr. Sanger, 58,356; and Dr. Tessier-Lavigne, 13,136. See Note 3.

(2) The amounts in this column represent: (a) charitable contributions made in 2012 under our matching gift programs (see "Matching Gift Programs" above), as follows: Dr. Ausiello, $13,550; Dr. Brown, $19,000 (consisting of matching contributions made in 2012 in respect of 2011 and 2012 contributions); Dr. Fergusson, $14,250; Dr. Hobbs, $550; Ms. Horner, $2,500; Mr. Kilts, $15,000; Mr. Lorch, $8,250; Mr. Mascotte, $15,000; Mr. Sanger, $15,000; and Dr. Tessier-Lavigne, $2,000; (b) charitable contributions totaling $70,000 made at the discretion of the Corporate Governance Committee in respect of Dr. Ausiello (see Note 3 below); (c) for Mr. Gray, above-market interest on the deferred cash balance under a legacy Warner-Lambert equity compensation plan, paid at the prime rate plus 2%; and (d) for Dr. Brown, $170,625 relating to his consulting contract with the Company (see Note 4). As indicated above under "Matching Gift Programs," certain charitable contributions by our Directors are not eligible for matching contributions under the programs, and the amounts in the above table therefore may not reflect all such contributions made by our Directors.

(3) Dr. Ausiello's employer limits the amount of compensation he can receive from the Company and prohibits him from receiving any equity compensation for serving as a Director. For 2012, he received $157,940 in cash compensation, and an additional $59,560 was credited to a deferred cash account to be paid (with an interest equivalent) following his termination of service as a Director. See "Non-Employee Director Compensation" and Note 2 above.

(4) Dr. Brown retired as a Director at the 2012 Annual Meeting of Shareholders. Effective upon his retirement, he entered into a consulting agreement with the Company under which he provides consulting services on scientific and technology matters, as requested by the Company's Worldwide Research and Development Group or the Science and Technology Committee.

Securities Ownership

The table below shows the number of shares of our common stock beneficially owned as of the close of business on January 31, 2013 by each of our Directors and each Named Executive Officer listed in the 2012 Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and executive officers as a group. Together, these individuals beneficially own less than one percent (1%) of our common stock outstanding. The table and footnotes also include information about stock options, stock appreciation rights in the form of total shareholder return units (TSRUs), stock units, restricted stock, restricted stock units and deferred performance-related share awards credited to the accounts of our Directors and executive officers under various compensation and benefit plans.

Beneficial Owners	Number of Shares or Units: Common Stock	Number of Shares or Units: Stock Units	Options Exercisable Within 60 Days
Dennis A. Ausiello	2,362[1]	21,000[2]	
M. Anthony Burns	25,598	91,297[2]	
W. Don Cornwell	2,000[1]	87,462[2]	
Frank A. D'Amelio	306,810[3]	246,201[4]	292,000
Mikael Dolsten	113,467[3]	158,951[4]	
Frances D. Fergusson		24,442[2]	
Geno J. Germano	122,593[1][3]	101,969[4]	
William H. Gray, III	29	115,670[2]	
Helen H. Hobbs		13,136[2]	
Constance J. Horner	16,445	120,165[2]	
James M. Kilts	2,259[1]	74,615[2]	
George A. Lorch	24,126	85,394[2]	
John P. Mascotte	3,940	24,442[2]	
Suzanne Nora Johnson	10,000	32,963[2]	
Ian C. Read	586,567[3][5]	558,914[4]	873,000
Stephen W. Sanger	1,085[1]	58,356[2]	
Amy W. Schulman	120,496[1][3]	133,445[4]	
Marc Tessier-Lavigne	104	13,136[2]	
All Directors and Executive Officers as a group (26)	**1,764,175**	**2,567,810**	**2,332,225**

(1) Includes the following shares held in the names of family members: Dr. Ausiello, 2,362 shares; Mr. Cornwell, 300 shares; Mr. Germano, 1,587 shares; Mr. Kilts, 2,259 shares; Mr. Sanger, 1,085 shares; and Ms. Schulman, 300 shares. Dr. Ausiello, Messrs. Cornwell, Germano, and Kilts and Ms. Schulman disclaim beneficial ownership of such shares.

(2) Represents units (each equivalent to a share of Pfizer common stock) awarded under our Director compensation program (see "Compensation of Non-Employee Directors" above). This number also includes the following units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert 1996 Stock Plan: Mr. Gray, 60,063 units; and Mr. Lorch, 15,809 units. See "Compensation of Non-Employee Directors—Legacy Warner-Lambert Equity Compensation Plan" above.

(3) Includes shares credited under the Pfizer Savings Plan and/or deferred shares relating to previously vested awards under the Company's share award programs. These plans are described later in this Proxy Statement.

(4) In the case of Messrs. D'Amelio, Germano and Read, Dr. Dolsten and Ms. Schulman, includes units (each equivalent to a share of Pfizer common stock) to be settled in cash following the officer's separation from service, held under the Pfizer Supplemental Savings Plan, and for Mr. Germano also includes 4,062 units held under the Wyeth Supplemental Employee Savings Plan. The Pfizer Supplemental Savings Plan is described later in this Proxy Statement. Also includes the following restricted stock units (each equivalent to a share of Pfizer common stock): Mr. D'Amelio, 219,415; Dr. Dolsten, 157,256; Mr. Germano, 96,664; Mr. Read, 424,019; and Ms. Schulman, 129,700. These units are unvested, except that in view of Mr. Read's age and years of service with Pfizer, a prorated portion of his units would vest upon his retirement. This column does not include the following stock appreciation rights in the form of TSRUs: Mr. D'Amelio, 1,443,187; Dr. Dolsten, 934,389; Mr. Germano, 696,217; Mr. Read, 3,589,507; and Ms. Schulman, 830,637. See "2012 Outstanding Equity Awards at Fiscal Year-End" and "Estimated Benefits upon Termination" for a discussion of the vesting of restricted stock units and TSRUs.

(5) Includes 61,609 shares held in a Grantor Retained Annuity Trust.

Beneficial Owners

Based on filings made under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as of December 31, 2012, the only person known by us to be the beneficial owner of more than 5% of our common stock was as follows:

Name and Address of Beneficial Owner[1]	Shares of Pfizer Common Stock[1]	Percent Of Class
BlackRock, Inc. **40 East 52nd Street** **New York, NY 10022**	467,526,501	6.35%

(1) This information is based solely on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 5, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer equity with the SEC and the NYSE. Based on our records and other information, we believe that in 2012 our Directors and our officers who are subject to Section 16(a) met all applicable filing requirements.

Related Person Transactions; Indemnification

Related Person Transaction Approval Policy

The Company has adopted a Related Person Transaction Approval Policy that is administered by the Corporate Governance Committee. The Policy applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. Under the Policy, Company management determines whether a transaction requires review by the Committee, and transactions requiring review are referred to the Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee decides whether or not to approve such transactions and approves only those transactions that are deemed to be in the best interests of the Company. If the Company becomes aware of an existing transaction with a related person that has not been approved under this Policy, the matter is referred to the Committee. The Committee then evaluates all options available, including ratification, revision or termination of such transaction.

Transactions With Related Persons

We have no related person transactions to report.

Indemnification

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also entered into agreements with those individuals contractually obligating us to provide this indemnification to them.

Proposals Requiring Your Vote

ITEM 1 – ELECTION OF DIRECTORS

Thirteen members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of the votes cast is required for the election of Directors in an uncontested election (which is the case for the election of Directors at the 2013 Annual Meeting). A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Our Corporate Governance Principles contain detailed procedures to be followed in the event that one or more Directors do not receive a majority of the votes cast at the Annual Meeting.

Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

Under Pfizer's Corporate Governance Principles, a Director is generally required to retire when he or she reaches age 73 or at the first Annual Meeting of Shareholders following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems a waiver to be in the best interests of the Company.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies may be voted by the Proxy Committee for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The Proxy Committee appointed by the Board of Directors intends to vote for the election of each of these nominees, unless you indicate otherwise when you vote.

The following pages contain biographical and other information about the nominees, including each nominee's age at the date of the Annual Meeting. Each nominee's other current public company directorships, if any, are shown beneath the nominee's photograph; former and non-public company directorships, if any, are noted in the nominee's biographical information. Following each nominee's biographical information, we have provided information concerning the particular experience, qualifications, attributes and/or skills that led the Corporate Governance Committee and the Board to determine that each nominee should serve as a Director. In addition, most of our Directors serve or have served on boards and board committees (including, in many cases, as committee chairs) of other public companies, which we believe provides them with additional board leadership and governance experience, exposure to best practices, and substantial knowledge and skills that further enhance the functioning of our Board.

Your Board of Directors recommends a vote FOR the election of each of these nominees as Directors.

Nominees for Directors

DENNIS A. AUSIELLO, 67



Position, Principal Occupation and Business Experience:

Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine of the National Academies of Science and a Fellow of the American Academy of Arts and Sciences. Director of TARIS BioMedical, Inc. and of several non-profit organizations.

Key Attributes, Experience and Skills:

Dr. Ausiello's experience and training as a practicing physician (Board certified in nephrology), a scientist and a nationally recognized leader in academic medicine enable him to bring valuable insights to the Board, including through his understanding of the scientific nature of our business and the ability to assist us in prioritizing opportunities for drug development. In addition, Dr. Ausiello oversees a large research portfolio and an extensive research and education budget at Massachusetts General Hospital, giving him a critical perspective on drug discovery and development and providing a fundamental understanding of the potential pathways contributing to disease. Through his work as the Chief of Medicine at Massachusetts General Hospital, Dr. Ausiello also brings leadership, oversight and finance experience to the Board.

Director Since: 2006

Board Committees: Audit, Corporate Governance, Regulatory and Compliance, and Science and Technology (Chair)

Other Current Public Boards: Alnylam Pharmaceuticals, Inc.

M. ANTHONY BURNS, 70



Position, Principal Occupation and Business Experience:

Chairman Emeritus since 2002, Chairman of the Board from 1985 to 2002, Chief Executive Officer from 1983 to 2000, and President from 1979 to 1999 of Ryder System, Inc., a provider of transportation and logistics services. Life Trustee of the University of Miami. Director of J. C. Penney Company, Inc. from 1988 to 2011; Stanley Black & Decker, Inc. from March 2010 until May 2010; and The Black & Decker Corporation from 2001 until March 2010.

Key Attributes, Experience and Skills:

As a result of Mr. Burns' long tenure as CEO of Ryder System, he provides valuable business, leadership and management insights into driving strategic direction and international operations, among other things. While at Ryder, Mr. Burns was responsible for Ryder's expansion into international markets, which is important as Pfizer seeks to execute its global growth strategies. In addition, Mr. Burns brings financial expertise to the Board, including through his service on (and in some cases chairmanship of) the audit committees of other public companies, as well as executive compensation experience, including through his service on the compensation committees of several public companies, including prior service on our Compensation Committee. Mr. Burns also served as co-chairman of the Business Roundtable from 1998 to 2001, providing him with exposure to, and insight from, CEOs of other large companies.

Director Since: 1988

Board Committees: Audit, Corporate Governance, and Science and Technology

Other Current Public Boards: Huntsman Corporation

W. DON CORNWELL, 65



Position, Principal Occupation and Business Experience:

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and Vice Chairman until December 2009. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in December 2006 and emerged from its restructuring in June 2007. Trustee of Big Brothers/Sisters of New York, Director of the Wallace Foundation from 2002 until 2012 and the M.S. Hershey School and Trust from 1995 until 2002.

Key Attributes, Experience and Skills:

Through Mr. Cornwell's 38-year career as an entrepreneur driving the growth of a consumer-focused media company, an executive in the investment banking industry and a director of several significant consumer product and healthcare companies, he has valuable business, leadership and management experience and brings important perspectives on the issues facing our Company. Mr. Cornwell founded and built Granite, a consumer-focused media company, through acquisitions and operating growth, enabling him to provide insight and guidance on strategic direction and growth. Mr. Cornwell's strong financial background, including his work at Goldman Sachs prior to co-founding Granite and his service on the audit and investment committees of other companies, also provides financial expertise to the Board, including an understanding of financial statements, corporate finance, accounting and capital markets.

Director Since: 1997

Board Committees:
Audit (Chair), Compensation, Regulatory and Compliance, and Science and Technology

Other Current Public Boards:
American International Group, Inc. and Avon Products, Inc.

FRANCES D. FERGUSSON, 68



Position, Principal Occupation and Business Experience:

President Emeritus of Vassar College since 2006 and President from 1986 to 2006. Served on the Mayo Clinic Board for 14 years, the last four years as its Chairman, and as President of the Board of Overseers of Harvard University from 2007 through 2008. Director of HSBC Bank USA from 1990 through 2008 and of Wyeth from 2005 until 2009. Serves as a Trustee and on the executive committees of The Getty Trust, The School of American Ballet and Second Stage Theatre.

Key Attributes, Experience and Skills:

Dr. Fergusson has strong leadership skills, having served as President of Vassar College for 20 years and, during her tenure, developing a long-term financial plan and strengthening the College's financial position. She has also headed strategic planning projects at Vassar and other organizations. Dr. Fergusson's service on the boards of not-for-profit organizations, including the Mayo Clinic (which she chaired from 1988 to 2002), enables her to bring to the Board experience and knowledge of healthcare from alternate perspectives. In addition, Dr. Fergusson's past service on the Wyeth Board of Directors affords her extensive knowledge of Wyeth's business, operations and culture, which brings a connection to that portion of our business and operations.

Director Since: 2009

Board Committees:
Compensation, Regulatory and Compliance (Chair), and Science and Technology

Other Current Public Boards:
Mattel, Inc.

WILLIAM H. GRAY, III , 71



Position, Principal Occupation and Business Experience:

Chairman of Gray Global Strategies, Inc., a business advisory firm. Co-Chairman of GrayLoeffler, LLC from 2009 to 2011, a business advisory and consulting firm. Chairman of the Amani Group, its predecessor, from 2004 through September 2009. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from 1991 to 2004. U.S. Congressman from the Second District of Pennsylvania from 1979 to 1991, including service at various times as Budget Committee Chair and House Majority Whip. Director of J. P. Morgan Chase & Co. from 2002 to 2012 and Visteon Corporation from 2000 until January 2010.

Key Attributes, Experience and Skills:

Mr. Gray's experience as a U.S. Congressman for 12 years, including his service as Budget Committee Chair and House Majority Whip, position him to provide advice and counsel to our Company in a highly regulated industry and to provide guidance in government relations. Mr. Gray also has valuable experience running a national organization on financial literacy and macro-economic policy. Mr. Gray also brings useful corporate governance and compliance insights from, among other things, his role as an Advisory Council Member of the Business Roundtable Institute for Corporate Ethics.

Director Since: 2000

Board Committees:
Corporate Governance (Chair) and Science and Technology

Other Current Public Boards:
Dell Inc. and Prudential Financial, Inc.

HELEN H. HOBBS, 60



Position, Principal Occupation and Business Experience:

Investigator of the Howard Hughes Medical Institute since 2002, a Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. In 2007, Dr. Hobbs was elected to the National Academy of Sciences and received the Distinguished Scientist Award from the American Heart Association. In 2005, she became the first recipient of the Clinical Scientist Award from the American Heart Association, and was awarded Germany's Heinrich Wieland Prize. Dr. Hobbs was elected to the Institute of Medicine in 2004 and the American Academy of Arts and Sciences in 2006 and received the International Society of Atherosclerosis Prize in 2012. She is a member of the American Society of Clinical Investigation and the Association of American Physicians.

Key Attributes, Experience and Skills:

Dr. Hobbs's background reflects significant achievements in academia and medicine. She has served as a faculty member at the University of Texas Southwestern Medical Center for more than 20 years, and is a leading geneticist in the arena of metabolism and heart disease, areas in which Pfizer has significant investments and experience. Pfizer benefits from her experience, expertise and achievements in both medicine and science.

Director Since: 2011

Board Committees:
Corporate Governance and Science and Technology

CONSTANCE J. HORNER, 71



Director Since: 1993

Board Committees:
Corporate Governance, Regulatory and Compliance, and Science and Technology

Other Current Public Boards:
Ingersoll-Rand plc and Prudential Financial, Inc.

Position, Principal Occupation and Business Experience:

Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from 1991 to 1993. Deputy Secretary, U.S. Department of Health and Human Services, from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Fellow, National Academy of Public Administration, and Member of the Board of Trustees of the Prudential Foundation.

Key Attributes, Experience and Skills:

Ms. Horner is well-versed in federal health and health financing policy as well as talent management as a result of her service as the head of the U.S. Office of Personnel Management, which, among other responsibilities, designs and administers the health insurance program for federal employees and retirees and manages policies and programs for the recruitment, training and compensation of the federal workforce; her chairmanship of a White House Competitiveness Council task force making recommendations to improve the drug approval process; and her service as Deputy Secretary of the U.S. Department of Health and Human Services, where she had responsibility for the Food and Drug Administration, the National Institutes of Health, the Public Health Service and the Health Care Financing Administration (now the Center for Medicare and Medicaid Services), lending insight into how the federal government makes health policies that affect Pfizer's ability to create products and get them to the people who need them. In addition, Ms. Horner's government experience positions her to provide oversight to our Company in government relations, including regulatory areas.

JAMES M. KILTS, 65



Director Since: 2007

Board Committees:
Compensation (Chair) and Science and Technology

Other Current Public Boards:
MeadWestvaco Corporation, MetLife, Inc. and Nielsen Holdings N.V.

Position, Principal Occupation and Business Experience:

Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company, from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company, from 2001 to 2005 and President, The Gillette Company, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, from 1998 until its acquisition in 2000. Currently Chairman of The Nielsen Company B.V. Supervisory Board and Non-Executive Director and Chairman of the Board of Nielsen Holdings N.V. Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Director of New York Times Company from 2005 until 2008.

Key Attributes, Experience and Skills:

Mr. Kilts' tenure as CEO of Gillette and Nabisco and as Vice Chairman of Procter & Gamble provides valuable business, leadership and management experience, including expertise in cost management, creating value and resource allocation. In addition, Mr. Kilts' knowledge of consumer businesses has given him insights on reaching consumers and on the importance of innovation—both important aspects of Pfizer's business. Through his service on the board of MetLife, an insurance company, Mr. Kilts can offer a view of healthcare from another perspective, and through Mr. Kilts' service on three compensation committees, including ours, he has a strong understanding of executive compensation and related areas.

GEORGE A. LORCH, 71



Position, Principal Occupation and Business Experience:

Chairman Emeritus of Armstrong Holdings, Inc., a global manufacturer of flooring and ceiling materials, since 2000, having served as Chairman and Chief Executive Officer and in other executive capacities with Armstrong Holdings, Inc. and its predecessor, Armstrong World Industries, Inc., from 1993 to 2000. Director of Masonite International, Inc., a non-public company, and also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Director of The Williams Companies, Inc. from 2001 until 2011.

Key Attributes, Experience and Skills:

Mr. Lorch's service as CEO of Armstrong Holdings provides valuable business, leadership and management experience, including expertise leading a large organization with global operations, giving him a keen understanding of the issues facing a multinational business such as Pfizer's. In addition, Mr. Lorch has significant experience with manufacturing, marketing and branding, all important areas for Pfizer. Mr. Lorch's experience on the board of directors of Autoliv, a non-U.S.-based public company, enables him to bring global perspectives and experience to the Board, including best practices gained from other countries. Moreover, his service on three compensation committees (including ours, until December 2010) has given him a strong understanding of executive compensation and related areas. He also has served as chair of two nominating/governance committees.

Director Since: 2000

Lead Independent Director

Other Current Public Boards:
Autoliv, Inc. and WPX Energy, Inc.

SUZANNE NORA JOHNSON, 55



Position, Principal Occupation and Business Experience:

Retired Vice Chairman, Goldman Sachs Group, Inc., since 2007. During her 21-year tenure with Goldman Sachs, she served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Healthcare. Board member of the American Red Cross, The Brookings Institution, the Carnegie Institution of Washington and the University of Southern California.

Key Attributes, Experience and Skills:

Ms. Nora Johnson's careers in law and investment banking, including serving in various leadership roles at Goldman Sachs, provide valuable business experience and critical insights on the roles of the law, finance and strategic transactions to our business. In addition, Ms. Nora Johnson's extensive knowledge of healthcare through her role in healthcare investment banking and her involvement with not-for-profit organizations, such as in scientific research (The Carnegie Institution), healthcare policy (RAND Corporation and The Brookings Institution), and healthcare services (the American Red Cross), provide touchstones of public opinion and exposure to diverse, global points of view. Ms. Nora Johnson also brings financial expertise to the Board, providing an understanding of financial statements, corporate finance, accounting and capital markets.

Director Since: 2007

Board Committees:
Audit, Compensation, and Science and Technology

Other Current Public Boards:
American International Group, Inc., Intuit Inc. and VISA Inc.

IAN C. READ, 59



Director Since: 2010

Other Current Public Boards:
Kimberly-Clark Corporation

Position, Principal Occupation and Business Experience:

Chairman of the Board and Chief Executive Officer of Pfizer since December 2011. President and Chief Executive Officer from December 2010. Previously, he served as Senior Vice President and Group President of the Worldwide Biopharmaceutical Businesses, which he led from 2006 through December 2010. In that role, he oversaw five global business units—Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets. Mr. Read began his career with Pfizer in 1978 as an operational auditor. He worked in Latin America through 1995, holding positions including Chief Financial Officer, Pfizer Mexico, and Country Manager, Pfizer Brazil. In 1996, he was appointed President of Pfizer's International Pharmaceuticals Group, with responsibility for Latin America and Canada. He became Executive Vice President, Europe, in 2000, was named a Corporate Vice President in 2001, and assumed responsibility for Canada, in addition to Europe, in 2002. Mr. Read later became accountable for operations in both the Africa/Middle East region and Latin America as well. Mr. Read serves on the Boards of PhRMA and the Partnership for New York City.

Key Attributes, Experience and Skills:

Mr. Read brings over 30 years of business, operating and leadership experience to the Board. His extensive knowledge of the biopharmaceutical industry in general, and Pfizer's worldwide biopharmaceutical business in particular, provides crucial insight to our Board on the Company's strategic planning and operations. Mr. Read provides an essential link between management and the Board on management's business perspectives, and the combination of his knowledge of the business and his leadership skills make his role as Chairman and CEO optimal at this time. Further, his experience as a member of another public company board provides him with an enhanced perspective on issues applicable to public companies.

STEPHEN W. SANGER, 67



Director Since: 2009

Board Committees:
Audit, Corporate Governance, and Science and Technology

Other Current Public Boards:
Wells Fargo & Company

Position, Principal Occupation and Business Experience:

Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008 and its Chief Executive Officer from 1995 to 2007. Former Chairman of the Grocery Manufacturers of America. Recipient of the Woodrow Wilson Award for Public Service in 2009. Chaired the Fiscal Policy Committee of the Business Roundtable and served as a director of Catalyst. Director of General Mills, Inc. from 1992 until 2008 and of Target Corporation from 1996 to 2013.

Key Attributes, Experience and Skills:

With more than 12 years' experience as Chairman and CEO of General Mills, Mr. Sanger has valuable business, leadership and management experience, including experience in acquisitions through the purchase of Pillsbury, creating one of the world's largest food companies. As CEO of General Mills, Mr. Sanger improved sales and market position, developed innovative ideas and streamlined operations, skills from which Pfizer may benefit. In addition, Mr. Sanger has experience leading a company whose products are subject to FDA regulation, lending insight into the regulated nature of our business.

MARC TESSIER-LAVIGNE, 53



Director Since: 2011

Board Committees:
Regulatory and Compliance and Science and Technology

Other Current Public Boards:
Regeneron Pharmaceuticals, Inc.

Position, Principal Occupation and Business Experience:

President of The Rockefeller University since March 2011. Between 2003 and 2011, held positions of increasing responsibility at Genentech, where he became Executive Vice President, Research, and Chief Scientific Officer. Susan B. Ford Professor in the School of Humanities and Sciences, and Professor of Biological Sciences and of Neurology and Neurological Sciences, at Stanford University from 2001 to 2003, and a faculty member at the University of California, San Francisco from 1991 to 2001. In addition, Dr. Tessier-Lavigne was a Howard Hughes Medical Institute Investigator from 1994 to 2003. Member of the National Academy of Sciences and its Institute of Medicine, and a Fellow of the Royal Society (UK), the Royal Society of Canada, the Academy of Medical Sciences (UK) and the American Association for the Advancement of Science.

Key Attributes, Experience and Skills:

Dr. Tessier-Lavigne's background reflects significant achievements in a wide variety of disciplines. His business experience includes a senior management role at Genentech, demonstrating his understanding of the role of science in business; his achievements and credentials in science and medicine reflect significant medical and scientific knowledge; and his previous and current roles in academia provide an understanding of the role of research in the pharmaceutical industry. Pfizer benefits from his experience and expertise in these and other areas.

ITEM 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. To execute this responsibility, the Committee engages in a comprehensive annual evaluation of the independent auditor's qualifications, performance and independence and whether the independent registered public accounting firm should be rotated, and considers the advisability and potential impact of selecting a different independent registered public accounting firm.

The Audit Committee has selected, and the Board of Directors has ratified the selection of, KPMG LLP to serve as our independent registered public accounting firm for 2013. Pfizer's auditors have been KPMG and its predecessor firm, Peat, Marwick, Mitchell & Co., since 1987. Prior to that, Pfizer's auditors were Main Hurdman (until its acquisition by Peat, Marwick Mitchell & Co. in 1987) and its predecessors. In accordance with SEC rules and KPMG policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to our Company. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. The process for selection of the Company's lead audit partner pursuant to this rotation policy involves a meeting between the Chair of the Audit Committee and the candidate for the role, as well as discussion by the full Committee and with management.

The Audit Committee and the Board of Directors believe that the continued retention of KPMG as our independent registered public accounting firm is in the best interest of the Company and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our independent registered public accounting firm for 2013. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered a recommendation to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders. See "Governance of the Company—Board and Committee Information—The Audit Committee" for additional information on the selection of the independent registered public accounting firm. The Proxy Committee appointed by the Board of Directors intends to vote for the ratification of KPMG as our independent registered public accounting firm for 2013 unless you indicate otherwise when you vote.

Representatives of KPMG will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

Your Board of Directors recommends a vote FOR the ratification of KPMG LLP as our independent registered public accounting firm for 2013.

Audit and Non-Audit Fees

The following table shows the fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2012 and December 31, 2011, and fees billed for other services rendered by KPMG LLP during those periods.

	2012	2011
Audit fees:(1)	$44,005,000	$33,063,000
Audit-related fees:(2)	1,181,000	1,381,000
Tax fees:(3)	5,081,000	4,555,000
All other fees:(4)	0	0
Total	$50,267,000	$38,999,000

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits. The increase in audit fees in 2012 versus 2011 relates primarily to additional audit fees incurred in connection with the strategic reviews of our Nutrition and Animal Health businesses.

(2) Audit-related fees were principally for the audits of employee benefit plans.

(3) Tax fees were principally for services related to tax compliance and reporting and analysis services.

(4) KPMG LLP did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board (PCAOB) regarding auditor independence, the Audit Committee has responsibility for appointing, setting the compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management submits for Audit Committee approval a list of services and related fees expected to be rendered during that year within each of four categories of services:

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. ***Audit-related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. ***All other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category, and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed under applicable PCAOB standards.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall process.

The Committee has discussed with the Company's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance and Risk Officer, and representatives of the independent registered public accounting firm, in regular and executive sessions, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, the selection of the Company's independent registered public accounting firm for 2013.

The Audit Committee

Dennis A. Ausiello

M. Anthony Burns

W. Don Cornwell, Chair

Suzanne Nora Johnson

Stephen W. Sanger

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

ITEM 3 – ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

2012 Advisory Vote on Executive Compensation; Shareholder Outreach

Pfizer's executive compensation program received substantial shareholder support and was approved, on an advisory basis, by 96.7% of the votes cast at the 2012 Annual Meeting. Our Compensation Committee and the other members of our Board of Directors believe that this vote reflected our shareholders' strong support of the compensation decisions made by the Committee for Pfizer's Named Executive Officers for 2011.

This view was reinforced by our discussions with shareholders both in connection with and following the 2012 Annual Meeting. Consistent with Pfizer's long-standing reputation for investor engagement, our shareholder outreach resulted in discussions with both U.S. and internationally based investors representing approximately 20% of our outstanding shares. The feedback received in these discussions was generally positive. In particular, these investors supported our executive compensation program and believed that it is appropriately linked to performance. In addition, the investors appreciated our efforts, in response to previous feedback, to simplify our executive compensation disclosures through the use of graphics, summaries and plain English. Some investors offered suggestions for improvements in our executive compensation program. For example, some indicated a preference for performance- instead of time-based vesting for our Restricted Stock Unit awards. In addition, we elicited feedback on the usefulness of including "realized" and/or "realizable" pay disclosures in future proxy statements. Investor views were mixed on this, with the majority expressing a preference to delay such disclosures until these terms are more clearly understood and result in comparable disclosures across different companies; at the same time, others requested that we include the data in future disclosures.

These discussions with our investors were reported to and evaluated by our Compensation Committee and the full Board. Following consideration of these discussions, as well as the 2012 voting results, the Compensation Committee concluded that our executive compensation program achieves the goals of our executive compensation philosophy. Therefore, the Committee has reaffirmed the elements of Pfizer's executive compensation plan and policies.

Our Executive Compensation Program

The Compensation Committee believes that Pfizer's executive compensation program achieves the goals of our executive compensation philosophy. That philosophy, which is set by the Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- aligning annual short-term incentive awards with annual operating financial objectives; and
- rewarding absolute and relative performance in total shareholder return through long-term equity incentive awards.

We apply our compensation philosophy, goals and principles as follows:

- Individual compensation elements and total direct compensation are structured to be closely aligned with the median compensation of similarly-sized U.S.-based pharmaceutical companies. Our salary midpoints and target annual short- and long-term incentives continue to approximate competitive medians.
- Our annual incentive program utilizes a pool that is funded based on Pfizer's performance on three financial metrics: total revenue, adjusted diluted earnings per share, and cash flow from operations. The pool funding percentage ranges from 0% to 200% of target award levels; however, the pool is not funded unless performance exceeds a threshold level. Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, business unit/function and individual performance.
- Awards under our Executive Long-Term Incentive Program are aligned with the interests of our shareholders because they deliver value based on relative and absolute shareholder return, encourage stock ownership and promote retention of key talent.
- Our executive compensation structure is designed to deliver a significant portion of our executives' total direct compensation in the form of long-term incentive awards, with targets ranging from approximately 60% to 70% of total direct compensation for our Named Executive Officers.

Further details concerning how we implement our philosophy and goals, and how we apply the above principles to our compensation program, are provided throughout the Compensation Discussion & Analysis (CD&A). In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to assure that performance is appropriately rewarded.

Shareholders are urged to read the CD&A and other information in the "Executive Compensation" section of this Proxy Statement. The Compensation Committee and the Board of Directors believe that the information provided in that section demonstrates that our executive compensation program aligns our executives' compensation with Pfizer's short-term and long-term performance and provides the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. Accordingly, the following resolution will be submitted for a shareholder vote at the 2013 Annual Meeting:

> "RESOLVED, that the shareholders of Pfizer Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative disclosures."

Although the advisory vote is non-binding, the Compensation Committee and the Board will review the results of the vote. Consistent with Pfizer's record of shareholder responsiveness, the Compensation Committee will consider shareholders' concerns and take them into account in future determinations concerning our executive compensation program. The Proxy Committee appointed by the Board of Directors intends to vote for the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as stated in the above resolution, unless you indicate otherwise when you vote.

Your Board of Directors recommends a vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers, as stated in the above resolution.

Shareholder Proposals

We expect the following proposals (Items 4 and 5 on the proxy card) to be presented by shareholders at the Annual Meeting. Each of the proposals contains assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for the broader policy reasons set forth following each proposal. The Proxy Committee appointed by the Board of Directors intends to vote against these proposals unless you indicate otherwise when you vote.

ITEM 4 – SHAREHOLDER PROPOSAL REGARDING EXECUTIVE EQUITY RETENTION

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, New York 11021, who represents that he owns 1,640 shares of Pfizer common stock, has notified the Company that the following proposal is to be presented at the Annual Meeting:

The Shareholder's Resolution

RESOLVED: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The unified policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This provision on hedging transactions prevents a loophole which could made the entire proposal largely moot. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The Shareholder's Supporting Statement

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2010 with "High Governance Risk" and "High Concern" in Executive Pay - $25 million for our CEO Ian Read.

Mr. Read received a $6.9 million increase in his pension and $19.8 million for his pension over three years. GMI said that because such payments are not tied to performance, they are difficult to justify in terms of shareholder value. Additionally equity pay for our highest paid executives lacked performance-vesting requirements.

Please encourage our board to respond positively to this proposal to protect shareholder value:
Executives To Retain Significant Stock—Proposal 4

Your Company's Response

The Board of Directors believes that the actions requested by the proponent are not in the best interests of our shareholders and recommends a vote **AGAINST** this proposal for the following reasons:

The Board, primarily through its Compensation Committee, has carefully designed our executive compensation programs and policies, including robust stock ownership requirements, to align the interests of our senior executives with those of shareholders and to encourage a focus on the long-term performance of the Company. These policies include:

- requirements, which remain in effect through retirement or other termination of employment, that our CEO own Pfizer common stock equal in value to at least six times annual salary and that each other executive leadership team member own Pfizer common stock equal in value to at least four times annual salary, as well as similar ownership requirements for other members of management;
- a requirement that each executive meet the applicable threshold within five years of being named an executive officer, coupled with milestone guidelines to monitor progress toward meeting these targets;
- a prohibition against selling shares (except to meet tax withholding obligations) until the specified level is met or if doing so would cause ownership to fall below the specified level; and
- a prohibition on derivatives trading directly linked to Pfizer common stock (i.e., hedging).

Thus, in the Board's view, Pfizer's stock ownership guidelines effectively impose a requirement to hold Pfizer stock until retirement or other termination of employment. The Board also believes that imposing additional stock retention requirements, including requirements that potentially extend beyond an executive's term of employment, as suggested in the proposal, is unnecessary and could result in the value of an executive's equity holdings being significantly affected by matters unrelated to the Company's performance during the executive's employment period or by actions taken by others after the executive's employment period. Therefore, this requirement could have the unintended consequence of hindering the Company's ability to attract and retain executive talent that is critical to the Company's long-term success.

The proposal indicates that its underlying goal is to encourage management to focus on the Company's long-term success. The Board believes that our compensation plans and programs, combined with the polices discussed above, do precisely that—they appropriately balance the interests of our executives and shareholders and ensure a focus on the long-term success of the Company through long-term, equity- and performance-based incentive compensation in the form of Restricted Stock Units, Total Shareholder Return Units (TSRUs) and Performance Share Awards (PSAs). Pfizer's executive compensation structure is designed to deliver a significant portion of total direct compensation in the form of long-term awards, with targets ranging from approximately 60% to 70% of total direct compensation for the executive officers. Our annual equity awards generally provide for a minimum three-year vesting; PSAs are contingent upon achieving performance goals over a three-year period, and payments are only made under this program if performance thresholds are met; and TSRUs generate value only if the executive remains with the company until vesting and total shareholder return is positive.

The Company's policy against derivatives trading complements the objectives of the ownership guidelines. Executive officers may not purchase or sell options on Pfizer common stock, or engage in short sales of Pfizer common stock. Also, trading by executive officers in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock ("hedging") is prohibited. Thus, regardless of whether an executive acquires Pfizer shares through equity compensation programs or otherwise, that executive is not permitted to hedge ownership of any Pfizer shares.

Given Pfizer's stock ownership and holding requirements and prohibition on hedging, all as described above, the Board believes the Company has already addressed the objectives of the proposal and further, that it has satisfied the proposal's underlying goal of encouraging our senior executives to focus on Pfizer's long-term success. In addition, the Board believes that the adoption of this proposal is unnecessary and could adversely affect the Company's ability to attract and retain executive talent.

Accordingly, your Board of Directors recommends a vote AGAINST this proposal.

ITEM 5 – SHAREHOLDER PROPOSAL REGARDING ACTION BY WRITTEN CONSENT

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, California 90043, who represents that he owns 200 shares of Pfizer common stock, has notified the Company that the following resolution is to be presented at the Annual Meeting:

The Shareholder's Resolution

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The Shareholder's Supporting Statement

This proposal topic received our 49% support in 2012 and would have probably received a majority vote depending on only one of two factors: Had our directors been neutral on this topic or had our directors been willing to make it as easy to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal—but 20-clicks to vote in favor with our biased 2012 Internet voting system.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" continuously since 2010 with "High Governance Risk" and "High Concern" in Executive Pay - $25 million for our CEO Ian Read.

GMI was also concerned with the qualifications of our directors. Directors George Lorch, William Gray, Constance Horner and Anthony Burns each had 12 to 24 years long-tenure. GMI said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Plus Mr. Lorch was also our Lead Director which demands a higher level of independence. Mr. Gray, also on our nomination committee, was negatively flagged by GMI due to his involvement with the Visteon Corporation bankruptcy.

William Gray and Constance Horner had seats together on the Prudential Financial board. In a similar manner Suzanne Johnson and Don Cornwell had seats together on the American International Group board. GMI said such intra-board relationships that can compromise our directors' independence. Mr. Gray and Ms. Horner also had seats together on our nomination committee. Directors with such intra-board relationships even had 6 seats on our 3 most important board committees. James Kilts, on our executive pay committee, had seats on a total of 4 boards which could indicate over-extension.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance and protect shareholder value: **Right to Act by Written Consent—Proposal 5**

Your Company's Response

The Board of Directors believes that the actions requested by the proponent are not in the best interests of our shareholders and recommends a vote **AGAINST** this proposal for the following reasons:

The Board believes that Pfizer's existing governance structure and practices provide for a high level of Board accountability and active engagement with shareholders. For many years the Board has been responsive to shareholders' concerns and emerging best practices. In fact, in response to shareholder input, we amended our By-Laws to permit holders of 20% of the outstanding shares to call special shareholder meetings.

The Board strongly believes that important matters should be the subject of shareholder meetings, which provide the opportunity for discussion and interaction among the Company's shareholders so that all points of view may be considered prior to a vote. Because shareholder action by written consent does not require advance notice or communication to all shareholders, it would deprive shareholders of the opportunity to discuss, deliberate and vote on pending shareholder actions, thereby causing the disenfranchisement of potentially significant numbers of shareholders, and may prevent shareholders from receiving accurate and complete information on important pending actions.

Action by written consent can also facilitate short-term stock manipulation by permitting certain investors to quietly accumulate significant positions and take action without the waiting periods, disclosure rules, and other protections inherent in the shareholder meeting process. In addition, permitting shareholder action by written consent can create substantial confusion and disruption for shareholders, as multiple shareholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory.

Pfizer regards its relationships with shareholders and other stakeholders as fundamental to its good governance practices. Since the 2012 Annual Meeting of Shareholders, Pfizer has engaged in discussions with numerous institutional and individual investors, as well as investor advocates and key opinion leaders, about a broad variety of governance issues, including the desirability of permitting shareholders to act by written consent. Some investors support written consent proposals in all circumstances; others consider such proposals on a case-by-case basis in light of a company's overall corporate governance practices, including the shareholders' ability to call special meetings; and still others oppose shareholder action by written consent for some of the reasons noted above. While not all of our shareholders agree, there is general consensus that the ability to call special meetings under our existing By-laws would afford Pfizer's shareholders a better and more equitable opportunity, including notice and disclosure to all shareholders, to conduct matters than enabling a limited group of shareholders to act by written consent. These views were communicated to the Corporate Governance Committee and the full Board.

The Company takes pride in its responsiveness to shareholders and its status as a leader in good governance, and we believe in maintaining policies and practices that serve the interests of all shareholders. In light of our current practices and the investor feedback discussed above, the Board believes that Pfizer's existing governance structure addresses the proponent's concerns and that this proposal is not in the best interests of the Company or its shareholders.

Accordingly, your Board of Directors recommends a vote AGAINST this proposal.

Executive Compensation

Table of Contents

Executive Summary

Pfizer's Pay for Performance Philosophy, Goals and Principles

Pfizer's compensation philosophy, which is set by the Compensation Committee, is to align each executive's compensation with Pfizer's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

The Global Performance Plan ("GPP"), our annual incentive program, is funded based on Pfizer's performance on three financial metrics: total revenue, adjusted diluted earnings per share, and cash flow from operations. The GPP pool is not funded unless performance exceeds a threshold level. Individual awards are earned based on the available earned pool, Business Unit/Function performance, and the achievement of annual performance objectives for the individual.

Our annual long-term incentive awards are aligned with the interests of our shareholders because they deliver value based on absolute and relative shareholder return, encourage stock ownership and promote retention of key talent.

A significant portion of the total compensation opportunity for each of our executives (including the Named Executive Officers, or "NEOs") is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group.

2012 PERFORMANCE OVERVIEW

2012 was a significant year for Pfizer—it was the first full year following our loss of exclusivity on Lipitor. This loss of exclusivity, combined with the impact of other patent expirations, resulted in a decline in U.S. revenues of 14% vs. 2011. Despite these and other factors, 2012 was a successful year, in large part because we continued to execute on our business plan and build on our four imperatives:

Improving the Performance of our Innovative Core:

- We continued efforts to grow the future portfolio by advancing the most promising compounds in our pipeline and captured additional opportunities by accessing best-in-class external scientific capabilities, innovative partnerships and technologies.
- We remained focused on high-priority therapeutic areas, including Cardiovascular and Metabolic Diseases, Immunology and Inflammation, Neuroscience and Pain, Oncology and Vaccines.
- We saw steady progress in our late stage pipeline with several key regulatory approvals in the U.S. and E.U.

Making the Right Capital Allocation Decisions:

- In the aggregate compared with 2011, we achieved $4.5 billion in expense reductions in adjusted cost of sales, selling, informational and administrative expenses and research and development expenses.
- We completed the sale of Pfizer Nutrition to Nestlé for $11.85 billion.
- We prepared for an initial public offering (IPO) of our subsidiary, Zoetis, pursuant to which in February 2013 we sold approximately 20% of the common stock of Zoetis that, together with a related debt offering, generated approximately $6.0 billion in proceeds. Prior to the IPO, we transferred substantially all of the assets and liabilities of our Animal Health business to Zoetis.
- We repurchased $8.2 billion of Pfizer common stock, reducing the number of fully diluted weighted average shares by approximately 4.6%.

Earning Greater Respect from Society:

- We successfully launched an innovative program we called "GetOld" that has potentially reached over 581 million people through online, print and broadcast coverage. "GetOld" is a community created to encourage and support a dialogue about getting older, living better, exploring helpful health and aging information and sharing stories from across our communities.
- By executing multiple partnerships that position Pfizer as an industry-wide leader and innovator in medicine and science, we created stronger alignment between our commitments, the public and healthcare professionals. Among many examples of these commitments, Pfizer is a founding sponsor for the New Uses for Existing Therapies Program with the National Institutes of Health and also developed and implemented a protocol risk program with the Food and Drug Administration.
- We continued to help qualified uninsured and underinsured patients gain access to medicines at no cost or at a savings through the Pfizer Helpful Answers program in the U.S.

Creating a Culture of Ownership:

- We continued to take actions to create an Ownership Culture to encourage employee ownership, collaboration and initiative; to build a strong, engaged leadership team; and to develop key talent.
- Our OWN IT! culture has been communicated extensively via colleague engagement and our *PfizerWorld* intranet site.
- Our external communication to the investor community has highlighted an ownership culture as a business imperative.
- We continued efforts to develop a pipeline of diverse talent.

ELEMENTS OF EXECUTIVE COMPENSATION

Element	Type	Terms
Annual Long-Term Incentive Compensation (100% Equity)	Restricted Stock Units (RSUs) (representing 25% of total annual grant value)	• RSUs generally vest three years from the grant date • Dividend equivalent units (DEUs) are accumulated on RSUs during the vesting period • Both RSUs and DEUs are paid in shares of Pfizer common stock but only on vesting*
	5- and 7-Year Total Shareholder Return Units (5-Year and 7-Year TSRUs) (each representing 25% of total annual grant value)	• 5- and 7-Year TSRUs generally vest three years from the grant date and are settled five or seven years from the grant date, respectively • Dividend equivalents are accumulated on TSRUs during the five- or seven-year term • The number of shares that are earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the grant price (the closing price of Pfizer common stock on the date of grant) plus the value of dividend equivalents accumulated over the term, divided by the settlement price, subject to the results being positive • Both 5- and 7-Year TSRUs are paid in shares of Pfizer common stock on settlement
	Performance Share Awards (PSAs) (representing 25% of total annual grant value)	• PSAs generally vest three years from the grant date • The performance period for PSAs is three years • The number of shares that are earned over the performance period is based on Pfizer's Total Shareholder Return (TSR, defined as change in stock price plus dividends) relative to the TSR of our pharmaceutical peer group and ranges from 0% to 200% of the initial award • Dividend equivalents are applied to the number of shares actually earned under the award • PSAs are paid in shares of Pfizer common stock
Cash	Salary	• The fixed amount of compensation for performing day-to-day responsibilities. Generally eligible for increase annually, depending on market movement, performance and internal equity
	Annual Short-Term Incentive/GPP	• Provides the opportunity for competitively-based annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year
Retirement	Pension Plan	• Provides retirement income for eligible participants based on years of service and highest average earnings up to tax code limitations
	Supplemental Pension Plan	• Provides retirement income, on a non-qualified basis, relating to compensation in excess of tax code limitations under the same formula as the qualified pension plan noted above
	Savings Plan	• A qualified 401(k) plan that provides participants with the opportunity to defer a portion of their compensation, up to tax code limitations, and receive a company matching contribution
	Supplemental Savings Plan	• Extends the Savings Plan, on a non-qualified basis, for deferral of compensation in excess of the tax code limitations under the same terms
Other	Perquisites	• Certain other benefits provided to executives by the Company

* Unless automatically deferred as stock units due to Section 162(m) of the Internal Revenue Code.

2012 Annual Incentive Awards

The GPP is funded based on Pfizer's performance on three financial metrics:

- Total revenue
- Adjusted diluted earnings per share (EPS)
- Cash flow from operations (cash flow)

The Company exceeded the 2012 target goal for total revenue and adjusted diluted EPS, with below-target performance for cash flow. These targeted goals for annual incentive purposes were set by the Committee in the first quarter of 2012 based on its evaluation of the budgeted amounts and its determination that there was a sufficient degree of stretch in the targets. These results are different from our results under Generally Accepted Accounting Principles (GAAP) in the U.S. (see "Financial Results for Annual Incentive Purposes" on page 53).


$54.5B Threshold
$59.0B Target
$59.2B Actual
TOTAL REVENUE
$1.97 Threshold
$2.17 Target
$2.26 Actual
ADJUSTED DILUTED EPS
$15.5B Threshold
$19.0B Target
$18.4B Actual
CASH FLOW

Annual incentive awards for our executives, including the NEOs, are determined based on the pool funding, using the above objective performance measures for the Company, and adjusted for Business Unit/Function and individual performance. Annual incentives for 2012 were determined in February 2013.

2012 Long-Term Incentive Awards (Equity)

Long-term incentive compensation for our executives, including the NEOs, is delivered entirely in the form of equity awards. In February 2012, executives received long-term equity incentive awards consisting of TSRUs, PSAs, and RSUs. The long-term incentive grant value was equally divided among 5- and 7-Year TSRUs, PSAs, and RSUs. The grant value of each NEO's long-term equity incentive award was based on competitive market data, relative duties and responsibilities, the individual's future advancement potential, and his or her impact on Pfizer's results; the awards also are used for retention purposes.

RECENT COMPENSATION COMMITTEE ACTIONS

Over the last several years, the Compensation Committee has taken a number of actions to make our executive compensation program more reflective of our performance and more responsive to shareholder interests. During 2012, these actions included the following:

Topic	Action	Rationale
Portfolio Performance Share Long-Term Incentives	In 2012, introduced a new long-term incentive vehicle—Portfolio Performance Shares—designed to reward eligible R&D colleagues in the U.S. and U.K. based on the achievement of R&D performance goals supporting the pipeline In 2013, expanded this program to include colleagues in additional business units which support R&D activities and countries other than the U.S. and U.K. *Note: Executive Leadership Team members (the CEO and the executives reporting directly to the CEO [the ELT]) do not participate in the Portfolio Performance Share Program. ELT members receive RSUs, 5- and 7-Year TSRUs and PSAs*	Supports Pfizer's strategy to drive sustained progress on the product portfolio and create shareholder value; and also aligns participants' compensation with that strategy
2004 Stock Plan and Long-Term Incentive Awards	Redefined and expanded "clawback" provisions in the case of misconduct • Amended the Plan to provide the Compensation Committee with the ability to recoup shares, cash or gains realized by a Plan participant • Broadened the scope of these recoupment provisions to include not only the colleague involved in misconduct, but also his or her direct supervisor • Expanded the look-back period within which to cancel outstanding awards and recoup gains from one to three years	Supports ongoing compliance and strengthens penalties for misconduct; in line with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
Performance Share Awards (PSAs)	Effective with 2012 grants, revised method for calculating Total Shareholder Return from single end-to-end closing stock prices to the 20-day average closing stock prices prior to the beginning and end of the performance periods; also adjusted payout matrix to better align with performance	Aligned with performance and market practice; minimizes the effect of a single day stock price volatility

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of the Company's 2013 Proxy Statement. Based on our review and discussions, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's 2013 Proxy Statement.

The Compensation Committee

James M. Kilts, Chair

W. Don Cornwell

Frances D. Fergusson

Suzanne Nora Johnson

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or "CD&A," describes Pfizer's executive compensation program for 2012 and certain elements of the 2013 program. We use this program to attract, motivate and retain the colleagues who lead our business. In particular, this CD&A explains how the Compensation Committee (the "Committee") of the Board of Directors (the "Board") made 2012 compensation decisions for our executives, including the following Named Executive Officers (the "NEOs"):

- Ian C. Read, Chairman and Chief Executive Officer ("CEO");
- Frank A. D'Amelio, Executive Vice President, Business Operations and Chief Financial Officer ("CFO");
- Dr. Mikael Dolsten, President, Worldwide Research and Development;
- Amy W. Schulman, Executive Vice President and General Counsel; Business Unit Lead, Consumer Healthcare; and
- Geno Germano, President and General Manager, Specialty Care and Oncology.

This CD&A is divided into two sections:

Section 1 discusses our 2012 performance, the Committee's actions in 2012, our compensation practices and the compensation decisions for our NEOs.

Section 2 discusses our compensation framework in greater detail.

SECTION 1

2012 PERFORMANCE OVERVIEW

2012 was a significant year for Pfizer. It marked the first full year of loss of exclusivity on Lipitor as well as other patent expirations. We also faced increased pricing pressures in Europe and Japan and the ongoing impact of U.S. healthcare reform. But despite these and other factors, we executed on our business plan and built upon our four imperatives.

- **Improving the Performance of our Innovative Core** by generating a portfolio of differentiated medicines and creating a culture of ownership and decisiveness in research.
- **Making the Right Capital Allocation Decisions** by developing a corporate strategic plan to maximize capital allocation across the business portfolio and achieve targeted growth on core assets.
- **Earning Greater Respect from Society** by continuing to maintain and improve Pfizer's strong reputation with our customers, the communities in which we operate, our shareholders, and the investor community.
- **Creating a Culture of Ownership** by instilling a culture of confidence and making Pfizer a great place to work.

We achieved several key regulatory approvals, including: Xeljanz for rheumatoid arthritis in the U.S.; Eliquis (in partnership with Bristol-Myers Squibb) for prevention of stroke and systemic embolism in patients with non-valvular atrial fibrillation in the E.U., Japan, Canada and the U.S.; Inlyta for advanced renal cell carcinoma in the U.S., E.U. and Japan; Elelyso for Gaucher disease in the U.S.; and Bosulif for chronic myelogenous leukemia in the U.S. We also advanced our early- and mid-stage pipeline and entered 2013 with one of the most robust pipelines in the Company's recent history.

We successfully returned value to our shareholders by repurchasing $8.2 billion of our stock with some of the proceeds from the sale of our Nutrition business to Nestlé for $11.85 billion, and increasing our per share dividend payout by 10% versus 2011. During 2012, our stock price appreciated 14%. We believe this to be a strong indicator that the market recognizes our pipeline progress, efficiencies and commitment to deliver attractive returns for our investors.

We launched our "GetOld" campaign in the U.S. that has potentially reached over 581 million people through online, print and broadcast coverage.

We continued our efforts to instill a culture of ownership by building a strong and engaged leadership team, developing diverse talent at senior levels and in the talent pipeline and launching the OWN IT! initiative.

RECENT COMMITTEE ACTIONS

Over the last several years, the Committee has taken a number of actions to make our executive compensation program more reflective of our performance and more responsive to shareholder interests. During 2012, these actions included the following:

Topic	Action	Rationale
Portfolio Performance Share Long-Term Incentives	In 2012, introduced a new long-term incentive vehicle—Portfolio Performance Shares—designed to reward eligible R&D colleagues in the U.S. and U.K. based on the achievement of R&D performance goals supporting the pipeline In 2013, expanded this program to include colleagues in additional business units which support R&D activities and countries other than the U.S. and U.K. *Note: ELT members do not participate in the Portfolio Performance Share Program. ELT members receive RSUs, 5- and 7-Year TSRUs and PSAs*	Supports Pfizer's strategy to drive sustained progress on the product portfolio and create shareholder value; and also aligns participants' compensation with that strategy
2004 Stock Plan and Long-Term Incentive Awards	Redefined and expanded "clawback" provisions in the case of misconduct • Amended the Plan to provide the Committee with the ability to recoup shares, cash or gains realized by a Plan participant • Broadened the scope of these recoupment provisions to include not only the colleague involved in misconduct, but also his or her direct supervisor • Expanded the look-back period within which to cancel outstanding awards and recoup gains from one to three years	Supports ongoing compliance and strengthens penalties for misconduct; in line with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
Performance Share Awards (PSAs)	Effective with 2012 grants, revised method for calculating Total Shareholder Return from single end-to-end closing stock prices to the 20-day average closing stock prices prior to the beginning and end of the performance periods; also adjusted payout matrix to better align with performance	Aligned with performance and market practice; minimizes the effect of a single day stock price volatility

2012 ADVISORY VOTE ON EXECUTIVE COMPENSATION; SHAREHOLDER OUTREACH

Pfizer's executive compensation program received substantial shareholder support and was approved, on an advisory basis, by 96.7% of the votes cast at the 2012 Annual Meeting. Our Committee and the other members of our Board believe that this vote reflected our shareholders' strong support of the compensation decisions made by the Committee for Pfizer's NEOs for 2011.

This view was reinforced by our discussions with shareholders both in connection with and following the 2012 Annual Meeting. Consistent with Pfizer's long-standing reputation for investor engagement, our shareholder outreach resulted in discussions with both U.S.- and internationally-based investors representing approximately 20% of our outstanding shares. The feedback received in these discussions was generally positive. In particular, these investors supported our executive compensation program and believed that it is appropriately linked to performance. In addition, the investors appreciated our efforts, in response to previous feedback, to simplify our executive compensation disclosures through the use of graphics, summaries and plain English. Some investors offered suggestions for improvements in our executive compensation program. For example, some indicated a preference for performance- instead of time-based vesting for our RSU awards. In addition, we elicited feedback on the usefulness of including "realized" and/or "realizable" pay disclosures in future proxy statements. Investor views were mixed on this, with the majority expressing a preference to delay such disclosures until these terms are more clearly understood and result in comparable disclosures across different companies; at the same time, others requested that we include the data in future disclosures.

These discussions with our investors were reported to and evaluated by our Committee and the full Board. Following consideration of these discussions, as well as the 2012 voting results, the Committee concluded that our executive compensation program achieves the goals of our executive compensation philosophy. Therefore, the Committee has reaffirmed the elements of Pfizer's executive compensation plan and policies.

OUR COMPENSATION PRACTICES

Pfizer continues to implement and maintain leading practices in its compensation program and related areas. These practices include the following:

- We prohibit our executives and Directors from hedging, or engaging in any derivatives trading, with respect to Company shares (see "Derivatives Trading" below).
- We do not provide tax "gross-ups" for perquisites or other benefits provided to our executive officers, other than in the case of certain relocation expenses, consistent with our relocation policy for all U.S.-based employees (see "Perquisites" below).
- We require our executive officers to meet stock ownership requirements, and we prohibit them from selling any shares (except to meet tax withholding obligations) if doing so would cause them to fall below required levels (see "Stock Ownership and Holding Requirements" below). We also have stock ownership requirements for our Directors, as discussed elsewhere in this Proxy Statement.
- Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.
- Our annual equity awards provide for minimum three-year vesting, except in limited circumstances involving certain terminations of employment, and we have not granted stock options to executive officers since 2007.
- None of our executive officers has an employment agreement with the Company.
- To the extent permitted by law, we can recover cash- or equity-based compensation paid to executives in various circumstances, including where the compensation is based upon the achievement of specified financial results that are the subject of a subsequent restatement (see "Compensation Recovery" below).
- Our executive compensation program includes a number of controls that mitigate risk, including executive stock ownership and holding requirements and our ability to recover compensation paid to executives in certain circumstances, each as mentioned above.
- The Committee has engaged an independent compensation consultant that has no other ties to the Company or its management and that meets stringent selection criteria (see "Role of Compensation Consultant" below).
- We maintain a robust investor outreach program that enables us to obtain ongoing feedback concerning our compensation program, as well as how we disclose that program.

ELEMENTS OF EXECUTIVE COMPENSATION

Element	Type	Terms
Annual Long-Term Incentive Compensation (100% Equity)	Restricted Stock Units (RSUs) (representing 25% of total annual grant value)	• RSUs generally vest three years from the grant date • Dividend equivalent units (DEUs) are accumulated on RSUs during the vesting period • Both RSUs and DEUs are paid in shares of Pfizer common stock but only on vesting*
	5- and 7-Year Total Shareholder Return Units (5-Year and 7-Year TSRUs) (each representing 25% of total annual grant value)	• 5- and 7-Year TSRUs generally vest three years from the grant date and are settled five or seven years from the grant date, respectively • Dividend equivalents are accumulated on TSRUs during the five- or seven-year term • The number of shares that are earned for each TSRU is equal to the difference between the settlement price (the 20-day average of the closing prices of Pfizer common stock ending on the settlement date) and the grant price (the closing price of Pfizer common stock on the date of grant) plus the value of dividend equivalents accumulated over the term, divided by the settlement price, subject to the results being positive • Both 5- and 7-Year TSRUs are paid in shares of Pfizer common stock on settlement
	Performance Share Awards (PSAs) (representing 25% of total annual grant value)	• PSAs generally vest three years from the grant date • The performance period for PSAs is three years • The number of shares that are earned over the performance period is based on Pfizer's Total Shareholder Return (TSR, defined as change in stock price plus dividends) relative to the TSR of our pharmaceutical peer group and ranges from 0% to 200% of the initial award • Dividend equivalents are applied to the number of shares actually earned under the award • PSAs are paid in shares of Pfizer common stock
Cash	Salary	• The fixed amount of compensation for performing day-to-day responsibilities. Generally eligible for increase annually, depending on market movement, performance and internal equity
	Annual Short-Term Incentive/GPP	• Provides the opportunity for competitively-based annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year
Retirement	Pension Plan	• Provides retirement income for eligible participants based on years of service and highest average earnings up to tax code limitations
	Supplemental Pension Plan	• Provides retirement income, on a non-qualified basis, relating to compensation in excess of tax code limitations under the same formula as the qualified pension plan noted above
	Savings Plan	• A qualified 401(k) plan that provides participants with the opportunity to defer a portion of their compensation, up to tax code limitations, and receive a company matching contribution
	Supplemental Savings Plan	• Extends the Savings Plan, on a non-qualified basis, for deferral of compensation in excess of the tax code limitations under the same terms
Other	Perquisites	• Certain other benefits provided to executives by the Company

* Unless automatically deferred as stock units due to Section 162(m) of the Internal Revenue Code.

KEY COMPENSATION ACTIONS FOR 2012

The following highlights the Committee's key compensation decisions for 2012, as reported in the 2012 Summary Compensation Table. These decisions were made with the advice of the Committee's independent consultant, Frederic W. Cook & Co. (see "Role of Compensation Consultant" below), and are discussed in greater detail elsewhere in this CD&A.

CEO Compensation

Aligned with our executive compensation program and practices, considering his performance and assessing market competitiveness, the Committee, with advice from its independent consultant, set Mr. Read's salary and short- and long-term incentive compensation as follows:

- Effective April 1, 2012, Mr. Read's base salary was set at $1.75 million; salary paid in 2012 was $1.738 million;
- His 2012 annual incentive award (paid in March 2013) was $3.4 million; and
- His 2012 annual long-term incentive award was valued by the Committee at $13.0 million at grant; accounting value was $12.9 million.

In 2012, 90% of Mr. Read's compensation was tied to Company performance. The factors considered by the Committee in determining Mr. Read's compensation are discussed under "Evaluating Performance."

READ 2012 COMPENSATION


9.6%
Salary Paid in 2012
18.8%
Non-Equity Incentive/GPP
71.6%
Long-Term Incentive Accounting Value

90% Performance Based

Compensation for Our Other NEOs

The Committee also approved the compensation for the other NEOs. Their compensation was set based upon the recommendations of the CEO, evaluation by the Committee and the other independent members of the Board of each individual's performance (see "Evaluating Performance"), the advice of the Committee's independent consultant, compensation data from the peer and comparator groups, internal pay relationships based on relative duties and responsibilities, the individual's future advancement potential, and his or her impact on Pfizer's results; the Committee also considered the need for retention incentives.

Over 80% of the compensation for our other NEOs was tied to Company performance. The factors considered by the Committee in determining compensation for our other NEOs are discussed below (see "Evaluating Performance").


D'AMELIO 2012 COMPENSATION
18.7%
Salary Paid in 2012
26.3%
Non-Equity Incentive/GPP
55.0%
Long-Term Incentive Accounting Value
81% Performance Based


DOLSTEN 2012 COMPENSATION
18.4%
Salary Paid in 2012
22.9%
Non-Equity Incentive/GPP
58.7%
Long-Term Incentive Accounting Value
82% Performance Based


SCHULMAN 2012 COMPENSATION
18.0%
Salary Paid in 2012
27.6%
Non-Equity Incentive/GPP
54.4%
Long-Term Incentive Accounting Value
82% Performance Based


GERMANO 2012 COMPENSATION
18.3%
Salary Paid in 2012
24.6%
Non-Equity Incentive/GPP
57.1%
Long-Term Incentive Accounting Value
82% Performance Based

2012 Salaries

The table below shows the annual salaries for our NEOs set by the Committee, effective April 1, 2012.

NAME	SALARY EFFECTIVE 4/1/2012	2012 SALARY GRADE MIDPOINT(1)
I. Read	$1,750,000	$1,759,500
F. D'Amelio	$1,225,000	$1,147,500
M. Dolsten	$1,130,000	$1,147,500
A.W. Schulman	$ 925,000	$1,040,400
G. Germano	$ 900,000	$1,040,400

(1) See "Target Setting" for an explanation of how we use salary grade midpoints to determine target annual incentive awards.

Annual Incentive Compensation Criteria

Annual incentives for each member of the ELT, including our NEOs, are based on:

- GPP pool funding based on the financial performance of the Company measured by total revenue, adjusted diluted EPS and cash flow;
- The financial performance of the executive's Business Unit/Function measured by revenue and income before adjustments;
- The achievement of selected strategic and operational goals for the executive's Business Unit/Function; and
- The Committee's assessment of the executive's individual performance against goals (see "Evaluating Performance").

Each year, the Committee evaluates the continued use of the financial measures that fund the annual incentive pool, using the following basic concepts:

- measures that support the achievement of the Company's annual operating plan;
- measures that promote decisions and behaviors aligned with maximizing near-term business results while supporting the achievement of the Company's long-term goals;
- measures that exhibit a strong line of sight (i.e., are clearly understood and can be impacted by the performance of our executives and employees); and
- measures that are consistent with best practices and are commonly used within our industry.

The Committee believes that the continued use of these financial measures supports these basic principles:

- Revenue is a leading indicator of performance and value creation; provides a clear focus on growth; is an important measure in a sales industry; and is understandable with clear line of sight and employee impact.
- EPS is a comprehensive measure of income; provides focus on profitable growth; focuses managers on expense control; is viewed as a strong indicator of sustained performance over the long term; and is understandable with clear line of sight and employee impact.
- Cash flow provides focus on generating cash in the short term to fund operations and research and to return funds to shareholders in the form of dividends and share repurchases; focuses managers on expense control; and is a strong link to long-term shareholder value creation.

As in prior years, the Committee considered other metrics, such as return on equity, return on assets, return on invested capital, and economic value added as potential measures under our annual incentive plan, but determined that the metrics selected—total revenue, adjusted diluted EPS and cash flow—were better suited for a biopharmaceutical company, whose business is characterized by long lead times and significant uncertainties relating to product development. The Committee also believes that the alternative metrics lacked clear lines of sight for employees and therefore are not appropriate measures for Pfizer's annual incentive plan.

Target Setting

The target annual incentive award opportunity for our NEOs represents a percentage of salary grade midpoint. Target annual incentive award levels are reviewed annually to ensure alignment with our compensation philosophy to target each compensation element and total direct compensation at the market median and are based on an evaluation of competitive market data and internal equity among the members of our ELT. For 2012, target annual incentive opportunities for the NEOs ranged from 90% to 150% of salary midpoint, as indicated under "Annual Incentive Awards (Cash)."

Financial Results for Annual Incentive Purposes

The annual incentive awards were based on both individual performance and the achievement of target goals for total revenue, adjusted diluted EPS and cash flow set by the Committee for annual incentive purposes. These targets for compensation purposes were set by the Committee in the first quarter of 2012 based on its evaluation of the budgeted amounts and its determination that there was a sufficient degree of stretch in the targets. The 2011 and 2012 amounts below exclude the results from the Nutrition business, which was sold in 2012.

Financial Objectives (For Annual Incentive Purposes)	2011 Results[(a)]	2012 Threshold	2012 Target	2012 Results
Total Revenue[(b)]	$64.9 Billion	$54.5 Billion	$59.0 Billion	$59.2 Billion
Adjusted Diluted EPS[(c)]	$2.23	$1.97	$2.17	$2.26
Cash Flow from Operations[(d)]	$17.5 Billion	$15.5 Billion	$19.0 Billion	$18.4 Billion

(a) 2011 results are restated to reflect the sale of our Nutrition business.

(b) Total revenue for annual incentive purposes is based on budgeted foreign exchange rates. Therefore, 2012 and 2011 results differ from U.S. GAAP revenue of $59.0 billion and $65.3 billion, respectively. See "Financial Measures" for a reconciliation of U.S. GAAP revenue to total revenue for 2012 and 2011 for annual incentive purposes.

(c) Adjusted diluted EPS for annual incentive purposes is based on budgeted foreign exchange rates and excludes certain non-recurring items. See "Financial Measures" for a reconciliation of U.S. GAAP diluted EPS to the adjusted diluted EPS for 2012 and 2011 for annual incentive purposes.

(d) 2012 Targets and Results exclude certain tax and other discretionary timing items for compensation purposes (non-GAAP amounts).

See "Financial Measures" for reconciliations of 2012 and 2011 U.S. GAAP revenues and U.S. GAAP diluted EPS to non-GAAP total revenue and non-GAAP adjusted diluted EPS for annual incentive purposes. Adjusted diluted EPS is defined as U.S. GAAP diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Non-GAAP total revenue and non-GAAP adjusted diluted EPS for annual incentive purposes are not, and should not be viewed as, substitutes for U.S. GAAP revenues and U.S. GAAP diluted EPS, respectively.

Since actual annual incentive amounts are based on Pfizer's performance and the Committee's assessment of each executive's level of achievement against his or her specified goals, an executive's annual incentive award may be more or less than target. However, for annual incentive awards to be deductible under Internal Revenue Code ("IRC") Section 162(m), the total amount of any annual incentive that can be paid to an executive officer in any one year is limited to a maximum of 0.3% of Pfizer's "adjusted net income" (defined for this purpose as operating income from continuing operations, reduced by taxes and interest expense, and adjusted for any one-time gains or other non-recurring events). See "Evaluating Performance" for a more complete description of how Company and individual performance are evaluated against stated objectives and "Other Compensation Policies—Tax Policies" for further information on our policy on IRC Section 162(m).

Annual Incentive Awards (Cash)

Annual incentives for 2012 were determined by the Committee in February 2013. The Committee reviewed Mr. Read's performance for 2012 (see "Evaluating Performance"), with input from the other independent members of the Board and with advice from the Committee's independent consultant, and determined his 2012 annual incentive award. Mr. Read submitted 2012 annual incentive award recommendations to the Committee for each of the other ELT members (including the other NEOs), based on his evaluation of their individual performance (see "Evaluating Performance") and the performance of their respective Business Unit/Function. The Committee, with input from the other independent members of the Board and the Committee's independent consultant, reviewed these recommendations and considered its evaluation of each executive's performance, and his or her relative contribution to the Company's overall performance, to determine the amounts awarded. The recommendations for the CEO and other ELT members (including the other NEOs) were ratified by the independent members of the Board.

2012 annual incentive award targets and payout ranges, as well as the actual annual incentive award payouts for each of the NEOs, are shown in the table below. Actual annual incentive awards are determined based on objective performance measures for the Company (see "Financial Results for Annual Incentive Purposes") and adjusted for individual and Business Unit/Function performance.

2012 Annual Cash Incentive Awards

Name	Target Payout As a % of Salary Midpoint	Payout Range As a % of Salary Midpoint	Target Award ($)	Maximum Award ($)[(1)]	Actual Award ($)
I. Read	150%	0-300%	2,639,300	5,278,600	$3,400,000
F. D'Amelio	100%	0-200%	1,147,500	2,295,000	$1,718,000
M. Dolsten	100%	0-200%	1,147,500	2,295,000	$1,395,000
A. W. Schulman	90%	0-180%	936,400	1,872,800	$1,410,000
G. Germano	90%	0-180%	936,400	1,872,800	$1,203,000

(1) Maximum award is 200% of target award.

Long-Term Incentive Awards (Equity)

Long-term incentive compensation for our ELT (including the NEOs) is delivered entirely in the form of equity awards. In February 2012, executives received long-term equity incentive awards consisting of TSRUs, PSAs, and RSUs. Each executive's long-term incentive grant value (including the NEOs) was equally divided among 5- and 7-Year TSRUs, PSAs, and RSUs (see "Elements of Executive Compensation").

The 2012 grant value of each NEO's long-term equity incentive award was set by the Committee based on competitive market data, relative duties and responsibilities, the individual's future advancement potential, and his or her impact on Pfizer's results; the awards were also used for retention purposes. These grant values (which differ from the accounting values shown in the Summary Compensation Table due to the timing of the awards) were as follows:

Name	2012 Long-Term Incentive Award (Millions)				
	7-Year TSRUs ($)	5-Year TSRUs ($)	PSAs ($)	RSUs ($)	Total Award Value ($)
I. Read	3.25	3.25	3.25	3.25	13.0
F. D'Amelio	0.9	0.9	0.9	0.9	3.6
M. Dolsten	0.9	0.9	0.9	0.9	3.6
A. W. Schulman	0.7	0.7	0.7	0.7	2.8
G. Germano	0.7	0.7	0.7	0.7	2.8

Our long-term equity awards are structured to align our executives' interests with shareholders and to emphasize the Committee's expectation that our executive officers focus their efforts on improving Pfizer's TSR, both on an absolute basis (since the value realized from the TSRUs is consistent with the TSR of Pfizer's shareholders) and on a relative basis (through PSAs, which are earned based on Pfizer's TSR compared to peer companies in the pharmaceutical industry). RSUs are used for their retention value.

2012 long-term incentive grant values represent a significant percentage of the compensation for our NEOs—in excess of 70% for the CEO and approximately 55% for the other NEOs. At the time of grant, the Committee awards these values based on an evaluation of competitive market data and internal equity. At the time the equity is earned by the executive, the value realized is therefore directly linked to Company performance and aligned with the interests of our shareholders—the value of PSAs over the three-year performance period is realized based on relative TSR, and the value of TSRUs over the 5- and 7-year performance periods is realized based on absolute TSR.

Performance Share Awards (PSAs)

The number of shares that may be earned under the PSAs granted in February 2012 is based on a formula comparing Pfizer's TSR, including reinvestment of dividend equivalents, over a three-year period to our pharmaceutical peer group, which consists of Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Roche and Sanofi-Aventis. If TSR results in a relative performance ranking of 11th or 12th (Tier 6), then no shares are earned. If TSR results in a relative performance ranking equal to or better than Tier 3, but is negative in the absolute (i.e., the decrease in the value of the stock exceeds the dividend equivalents), then the number of shares awarded can in no event exceed the target amount. The award payout is expressed as a percentage of target award as shown in the chart below. At the end of the performance period, the Committee determines the applicable tier in the matrix that corresponds to the Company's relative TSR performance and the corresponding percentage payout within the range. As part of this determination, the Committee in its sole discretion may adjust the payout percentage downward to a percentage not less than the bottom of the payout range. In no event will the payout exceed the maximum payout for the respective range.

Performance Share Award Payout Matrix

Tier	Ranking	Payout Range
1	1st or 2nd	166% - 200%
2	3rd or 4th	133% - 166%
3	5th or 6th	100% - 133%
4	7th or 8th	66% - 100%
5	9th or 10th	33% - 66%
6	11th or 12th	0%

Note that in response to comments we received in our shareholder outreach activities, the Performance Share Award Payout Matrix for awards granted commencing in 2012 was revised to provide for a "0%" payout for Tier 6 performance; previously, Tier 6 performance could result in a payout range of 0% to 33%.

The Committee continues to believe that TSR is the most appropriate measure of relative performance in relation to Pfizer's business objectives and therefore selected relative TSR as the sole performance measure for the 2012-2014 PSA performance cycle. In the Committee's view, our relative TSR compared with the pharmaceutical peer group remains a strategic priority.

2010 Performance Share Awards

Our 2010 long-term equity incentive grants to our executives, including the NEOs, also included PSAs that were earned based on the above matrix.

Pfizer's performance over the three-year period (2010-2012) resulted in a relative performance ranking of 3rd (Tier 2), resulting in a payout ranging from 133% to 166% of target. In February 2013, the Committee approved a payout at 160% of target as shown below due to the Company's strong TSR performance and its proximity to the TSR performance of the peers in Tier 1:

Performance Share Award Payout for the 2010-2012 Performance Award Cycle

Name	Target Award At Grant (#)	Target Award Value At Grant(1) ($)	Actual Award Shares(2) (#)	Actual Award Value At $27.37 Per Share(3) ($)
I. Read	48,747	862,334	85,005	2,326,587
F. D'Amelio	48,747	862,334	85,005	2,326,587
M. Dolsten	36,212	640,590	63,147	1,728,333
A. W. Schulman	20,891	369,562	36,430	997,089
G. Germano	20,613	364,644	35,946	983,842

(1) This column represents the target award value based on the February 25, 2010 stock price of $17.69.

(2) These amounts include accumulated dividends on 160% of the target award for the three-year period, converted into shares at $27.37 per share.

(3) This column represents the actual award value based on a stock price of $27.37 on February 28, 2013.

EARLY 2013 COMPENSATION ACTIONS

Salary and Annual Incentive Targets

In February 2013, the Committee approved 2013 salaries and target annual incentive award levels for the NEOs as follows:

2013 Salary and Annual Incentive Targets

Name	April 1, 2013 Salary ($)	2013 Salary Midpoint ($)(1)	2013 Target Annual Incentive (%)	2013 Target Annual Incentive(2) ($)
I. Read	1,785,000	1,759,500	150%	2,639,300
F. D'Amelio	1,250,000	1,147,500	100%	1,147,500
M. Dolsten	1,155,000	1,147,500	100%	1,147,500
A. W. Schulman	962,000	1,040,400	90%	936,400
G. Germano	935,000	1,040,400	90%	936,400

(1) Reflective of the market, the 2013 salary midpoints were unchanged from 2012.

(2) Also reflective of the market, 2013 target annual incentive amounts are based on a percentage of 2013 salary range midpoints, which were unchanged from 2012.

2013 Long-Term Equity Incentive Awards

In February 2013, the Committee granted long-term equity incentive awards to the NEOs in consideration of their 2012 performance and their expected future performance. These awards included 5- and 7-Year TSRUs, PSAs and RSUs.

2013 Long-Term Equity Incentive Awards

Name	Performance Period (Or Other Period Maturation or Payment Period)	Estimated Future Payouts Under the Performance Share Program[1] PSA Grants			5-Year TSRU Grant[4] (#)	7-Year TSRU Grant[5] (#)	RSU Grant[6] (#)
		Threshold[2] (#)	Target[3] (#)	Maximum[2] (#)			
I. Read	1/1/13 – 12/31/15	0	109,911	219,822	649,780	539,305	109,911
F. D'Amelio	1/1/13 – 12/31/15	0	35,395	70,790	209,251	173,675	35,395
M. Dolsten	1/1/13 – 12/31/15	0	33,532	67,064	198,238	164,534	33,532
A. W. Schulman	1/1/13 – 12/31/15	0	27,943	55,886	165,198	137,112	27,943
G. Germano	1/1/13 – 12/31/15	0	27,943	55,886	165,198	137,112	27,943

(1) The actual number of shares, if any, that will be paid out at the end of the performance period cannot be determined because the shares earned by the NEOs will be based upon our future performance compared to the future performance of the pharmaceutical peer group. Dividend equivalents on any shares earned will be paid in shares of common stock at the end of the performance period.

(2) To the extent the Company's performance equals or exceeds the performance of our pharmaceutical peers, varying amounts of shares of common stock, up to the maximum, will be earned. The Committee will apply the matrix (see "Performance Share Awards (PSAs)" elsewhere in this CD&A), subject to negative discretion, to determine the payout, although in no event shall the payout exceed the maximum payout of the respective range.

(3) The target amounts vary based on the individual's salary grade at the time of grant.

(4) 5-Year TSRUs vest on the third anniversary of the grant date (February 28, 2016) and will be settled in shares on the fifth anniversary of the grant date (February 28, 2018). The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 28, 2018) and the TSRU grant price ($27.37), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

(5) 7-Year TSRUs vest on the third anniversary of the grant date (February 28, 2016) and will be settled in shares on the seventh anniversary of the grant date (February 28, 2020). The number of shares delivered at settlement, if any, for each TSRU will equal the difference between the settlement price (the average of the closing prices of Pfizer common stock for the 20 trading days ending February 28, 2020) and the TSRU grant price ($27.37), plus dividend equivalents accrued during the life of the TSRU, divided by the settlement price, subject to the results being positive.

(6) RSUs vest on the third anniversary of the grant date (February 28, 2016). Dividend equivalents are reinvested as additional RSUs during the restricted period.

NOTE: Consistent with historical practice, long-term values are converted into units using the closing stock price on the first trading day of the week of grant. The PSA and RSU values were converted to units using the closing stock price on February 25, 2013 of $26.84. The 5-Year TSRU values were converted to TSRUs using $4.54 and the 7-Year TSRU values were converted to TSRUs using $5.47, representing the estimated value at grant using the Monte Carlo Simulation model as of February 25, 2013.

Equity Award Grant Practices

The Committee customarily grants equity awards to eligible employees, including the NEOs, at its meeting held in late February of each year. Equity grants to certain newly hired employees, including executive officers, are effective on the last business day of the month of hire. Special equity grants to continuing employees are effective on the last business day of the month in which the award is approved. Stock option and TSRU grants have an exercise/grant price equal to the closing market price of Pfizer's common stock on their grant date. Our equity incentive plan prohibits the repricing or exchange of equity awards without shareholder approval.

SECTION 2

OUR COMPENSATION FRAMEWORK

Philosophy, Goals and Principles of Our Executive Compensation Program

The Committee believes that Pfizer's executive compensation program achieves the goals of our executive compensation philosophy. That philosophy, which is set by the Committee, is to align each executive's compensation with Pfizer's short- and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success. A significant portion of the total compensation opportunity for each of our executives (including the NEOs) is directly related to Pfizer's stock price performance and to other performance factors that measure our progress against the goals of our strategic and operating plans, as well as our performance against that of our pharmaceutical peer group described below and elsewhere in this CD&A.

We seek to implement our philosophy and achieve the goals of our program by following three key principles:

- positioning total direct compensation and each compensation element at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization;
- aligning annual incentive awards with annual operating financial objectives; and
- rewarding absolute and relative performance in TSR through long-term equity incentive awards.

Applying Our Compensation Philosophy, Goals and Principles

We apply our compensation philosophy, goals and principles as follows:

- Individual compensation elements and total direct compensation are structured to be closely aligned with the median compensation of both a peer group of U.S.-based pharmaceutical companies and similarly-sized general industry comparators. Our salary midpoints and target annual short- and long-term incentives continue to approximate competitive medians.
- Our GPP, or annual incentive program, utilizes a pool that is funded based on Pfizer's performance on three financial metrics: revenue, adjusted diluted EPS, and cash flow. The pool funding percentage ranges from 0% to 200% of target award levels; however, the pool is not funded unless performance exceeds a threshold level (the threshold levels are shown in the "Financial Objectives" chart under "Financial Results for Annual Incentive Purposes" earlier in this CD&A). Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool based on corporate, Business Unit/Function, and individual performance.
- Awards under our Executive Long-Term Incentive Program are aligned with the interests of our shareholders because they deliver value based on absolute and relative shareholder return, encourage stock ownership and promote retention of key talent.
- Our executive compensation structure is designed to deliver a significant portion of our executives' total direct compensation in the form of long-term equity incentive awards, with targets ranging from approximately 60% to 70% of total direct compensation for our NEOs.

Further details concerning how we implement our philosophy and goals, and how we apply the above principles to our compensation program, are provided throughout this CD&A. In particular, we discuss how we set compensation targets and other objectives and evaluate performance against those targets and objectives to assure that performance is appropriately rewarded.

Competitive Positioning

Creating an Executive Compensation Framework

In support of our compensation philosophy, we target the median compensation values of both a peer group of U.S.-based pharmaceutical companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. We include general industry comparators because Pfizer's size, revenue, assets, and market capitalization are more closely aligned with these general industry comparators. Both groups were chosen because they are a source of talent, based on the complexity of their businesses as well as the availability of comparative data. They define the market for benchmarking and pay positioning, which serves to attract and retain senior executive leaders for both pharmaceutical and general industry roles. The Committee reviews these peer groups on an annual basis.

2012 Pharmaceutical Peer Group

Abbott Laboratories	Bristol-Myers Squibb	Johnson & Johnson	Roche*
Amgen	Eli Lilly	Merck	Sanofi-Aventis*
AstraZeneca	GlaxoSmithKline	Novartis*	

* The Committee recognizes that while data are available on the performance of our non-U.S.-based peer companies, the compensation data are limited in terms of comparable benchmarks and other information for select non-U.S. peers.

2012 General Industry Comparator Group

Alcoa	Comcast	Honeywell	United Parcel Service
Altria Group	Dell	IBM	United Technologies
Boeing	Dow Chemical	Lockheed Martin	UnitedHealth Group
Caterpillar	DuPont	PepsiCo	Verizon
Chevron	FedEx	Procter & Gamble	Walt Disney
Coca-Cola	General Electric	TimeWarner	

The chart below compares Pfizer's 2012 revenue, net income and market capitalization to the median revenue, net income and market capitalization for our pharmaceutical peer group and general industry comparator group.

In Billions	Pfizer	Pharmaceutical Peer Group Median	General Industry Comparator Group Median
Revenue*	$ 59.0	$27.2	$57.7
Reported Net Income*	$ 14.6	$ 5.3	$ 4.2
Market Capitalization*	$201.4	$63.0	$69.6

* Revenue and Net Income based on published earnings releases. Market Capitalization as of February 14, 2013.

Applying the Compensation Framework to Executive Positions

The Committee uses median compensation data for similar positions in both the pharmaceutical peer and general industry comparator groups as a guide in setting compensation targets for each executive. Each compensation target is assigned a numbered salary grade to simplify the compensation administration process.

Salary grades are used to determine the preliminary salary recommendation, target annual incentive award opportunity, and target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range, with minimum, midpoint, and maximum salary levels. Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint, which is intended to approximate the bottom and top pay quartiles for positions assigned to that grade. This framework provides a guide for the Committee's determinations. The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median.

Setting Compensation Targets

On an annual basis, the Committee reviews the total compensation opportunity of each ELT member, including cash compensation (salary and target annual incentive) and long-term equity compensation (target long-term equity incentive value), as well as perquisites, retirement benefits, health and insurance benefits, and potential severance. The Committee, with the advice of its independent consultant, then sets each ELT member's compensation target for the current year. This generally involves establishing annual and long-term incentive award opportunities. Regular salary adjustments, if any, typically become effective on April 1 of each year. The Committee's decisions are reviewed and ratified by the independent members of the Board.

In making these compensation decisions, the Committee uses several resources and tools, including competitive market information. In addition, the Committee reviews a "tally sheet" for each ELT member that assigns a dollar amount to each of the above compensation elements, as well as accumulated deferred compensation and outstanding equity awards. The Committee believes that the tally sheet is useful in evaluating each ELT member's total compensation opportunity in relation to competitive market practice and performance.

For 2012, the Committee set target levels for the financial and strategic objectives that were used in determining annual incentive award opportunities for the ELT and concluded that the relationship between the payments generated at the various levels of achievement and the degree of difficulty of the targets was significant and reasonable given the business environment and related factors. It also reviewed the target levels for the annual grant of long-term incentive awards and concluded that they were appropriate. The Committee also concluded that the targets do not encourage unnecessary or excessive risk taking.

Evaluating Performance

Setting Performance Objectives

The performance objectives for our NEOs reflect the goals that the Committee believes should be focused on during the year in order to achieve Pfizer's strategic plan. Progress against these objectives is monitored and reviewed with the Committee during the year. The Committee recognizes that increasing TSR should be emphasized; however, the Committee also acknowledges that performance against this objective may not be reflected in a single 12-month period.

Rewarding Performance

Decisions about individual compensation elements and total compensation are ultimately made by the Committee, using its judgment as well as input from the CEO (in the case of the other NEOs), focusing primarily on each NEO's performance against his or her individual financial and strategic objectives, as well as Pfizer's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Therefore, the Committee determines each NEO's compensation based on multiple factors, including the competitive market, individual performance, internal equity and affordability.

CEO Performance

For 2012, Mr. Read's performance objectives included:

Corporate Financial Objectives for:

- Total revenue
- Adjusted diluted EPS
- Cash flow

The Company exceeded the 2012 target performance level for total revenue and adjusted diluted EPS, with below-target performance for cash flow (see "Financial Results for Annual Incentive Purposes" earlier in this CD&A).

In addition to the corporate financial objectives, Mr. Read's key accountabilities at the enterprise level included:

Key Imperatives:

- **Improving the Performance of our Innovative Core:**

By prioritizing our research and development efforts in areas that we believe to have the greatest scientific and commercial promise, we seek to bring to patients new therapies across a spectrum of diseases and chronic illnesses. We continued our focus on high priority therapeutic areas—Cardiovascular and Metabolic Diseases, Immunology and Inflammation, Neuroscience and Pain, Oncology and Vaccines—and saw significant advancements in our late stage pipeline with several key regulatory approvals in the U.S., E.U., Japan and Canada.

Therapeutic Area	Approval	Indication
Oncology	Inlyta (axitinib) (U.S./E.U./Japan)	Renal Cell Carcinoma
Oncology	Bosulif (bosutinib) (U.S.)	Chronic Myelogenous Leukemia
Cardiovascular and Metabolic Diseases	Eliquis (apixaban) (U.S./E.U./Japan/Canada)	Stroke Prevention in Atrial Fibrillation
Pain, Biosimilars and Rare Diseases	Elelyso (taliglucerase alpha) (U.S.)	Gaucher Disease
Immunology and Inflammation	Xeljanz (tofacitinib) (U.S.)	Rheumatoid Arthritis

We continually seek to grow the future portfolio by advancing what we believe to be the most promising compounds in our pipeline, accessing best-in-class external scientific capabilities, and entering into partnerships and technologies to capture additional opportunities.

- **Making the Right Capital Allocation Decisions:**

In the aggregate compared with 2011, we achieved $4.5 billion in expense reductions in adjusted cost of sales, selling, informational and administrative expenses and research and development expenses. We completed the sale of Pfizer Nutrition to Nestlé for $11.85 billion. We prepared for an IPO of our subsidiary, Zoetis, pursuant to which in February 2013 we sold approximately 20% of the common stock of Zoetis that, together with a related debt offering, generated approximately $6.0 billion in proceeds. We repurchased $8.2 billion of Pfizer common stock, reducing the number of fully diluted weighted average shares by approximately 4.6%.

- **Earning Greater Respect from Society:**

We successfully launched an innovative program we called "GetOld" that has potentially reached over 581 million people through online, print and broadcast coverage. "GetOld" is a community created to encourage and support a dialogue about getting older, living better, exploring helpful health and aging information and sharing stories from across our communities. We continued our efforts to improve our reputation in the communities in which we operate, with regulators, lawmakers, our shareholders, the media and the investor community. By executing multiple partnerships that position Pfizer as an industry-wide leader and innovator in medicine and science, we created stronger alignment between our commitments and the perceptions and experience of the public and healthcare professionals.

- **Creating a Culture of Ownership:**

We continued to build on our OWN IT! culture model which is designed to encourage ownership, collaboration and initiative; to build a strong engaged leadership team; and to develop key talent. Our OWN IT! vision has been communicated extensively via colleague engagement and our *PfizerWorld* intranet site. Our external communication to the investor community has highlighted an ownership culture as a business imperative.

The Committee is responsible for evaluating Mr. Read's performance against his objectives, with input from the other independent members of the Board, and for determining his compensation in consultation with the Committee's independent consultant. In addition, each year, each independent Director completes a survey, on an anonymous basis, assessing Mr. Read's dealings with the Board and recommending areas of future focus. The Lead Independent Director and the Committee use the results of this survey and their assessment of Mr. Read's performance against his objectives to determine his compensation, which is ratified by the independent members of the Board.

Performance of Our Other Named Executive Officers

The performance objectives for our other NEOs for 2012 included the corporate financial objectives noted above (50% weighting) and other objectives related to the achievement of individual financial, strategic and operational goals for their Business Unit/Function, as well as our imperative for Creating an Ownership Culture, driven by initiative, collaboration and accountability, and developing our pipeline of talent.

Mr. D'Amelio, Executive Vice President, Business Operations and Chief Financial Officer

- Achieved high-end of 2012 reported revenue guidance and exceeded 2012 adjusted diluted EPS guidance.
- Completed the sale of Pfizer's Nutrition business to Nestlé for $11.85 billion.
- Led the effort to explore strategic alternatives for Pfizer's Animal Health business. Submitted initial S-1 filing in August 2012, with three subsequent amendments filed in 2012. Ensured the Animal Health business was operationally ready in the Fourth-Quarter 2012 for a potential IPO in the First-Half 2013.
- Generated $1.6 billion of operating cash flow incremental to 2012 operating plan through various finance and business operations initiatives.
- Repurchased $8.2 billion in shares of Pfizer common stock, reducing the number of fully diluted weighted average shares by approximately 4.6%.
- Achieved $4.5 billion in expense reductions in adjusted cost of sales, selling, informational and administrative expenses and research and development expenses in the aggregate compared with 2011.

Dr. Dolsten, President, Worldwide Research and Development (WRD)

- Delivered four positive Proofs of Concept.
- Achieved ten Proof of Concept Study Starts.
- Achieved five key Approvals:
  - Inlyta (axitinib—advanced Renal Cell Carcinoma—U.S./E.U./Japan)
  - Elelyso (taliglucerase alpha—Gaucher Disease—U.S.)
  - Bosulif (bosutinib—2nd/3rd line Chronic Myelogenous Leukemia—U.S.)
  - Xeljanz (tofacitinib—Rheumatoid Arthritis—U.S.)
  - Eliquis (apixaban—Stroke and Systemic Embolism in Patients with Non-valvular Atrial Fibrillation—U.S. /E.U./Japan/Canada).
- Achieved one Submission: bazedoxifene conjugated estrogens (osteoporosis—U.S. /E.U.).
- Achieved three Phase III Starts: inotuzumab (Acute Lymphoblastic Leukemia), Xeljanz (tofacitinib—Ulcerative Colitis), MnB Adolescent Vaccine.
- Captured additional pipeline opportunities and gained access to technology and innovation, increasing the value of the R&D portfolio:
  - 6 asset-related licensing deals in 2012
  - 12 major technology deals in 2012

Ms. Schulman, Executive Vice President and General Counsel; Business Unit Lead, Consumer Healthcare

- Protected Pfizer's businesses, interests and products through ongoing counsel to the Board, its Committees and management on a wide variety of complex legal and regulatory issues.
- Continued to develop and implement comprehensive strategies to effectively manage and resolve litigation and claims against Pfizer.
- As head of the Nutrition business, maintained strong results, leading to the sale of the business to Nestlé for $11.85 billion.
- Led the Legal Division team on developing and implementing a separate company structure for Pfizer's Animal Health business; transferring that business to the new company, Zoetis, and working to effect a successful initial public offering.
- Achieved continued success in managing legal costs through the enhancement and expansion of the Pfizer Legal Alliance—a highly innovative and widely-praised model developed and implemented for redefining the relationship between in-house and outside counsel resulting in the delivery of legal services with greater operational efficiency.

Mr. Germano, President and General Manager, Specialty Care and Oncology

- Achieved $14.15 billion and $1.31 billion in revenue for the Specialty Care and Oncology Business Units, respectively (101% and 101% of budget) and income before adjustments of 102% and 99% of budget, respectively.
- Achieved U.S. regulatory approval of Xeljanz (Tofacitinib) in November 2012, well ahead of planned approval.
- Achieved targeted product launches:
  - Prevenar Adult launched in over 55 countries
  - Vyndaqel (Tafamidis) launched in 10 countries
- Achieved targeted product approvals:
  - Inlyta (Axitinib) approved and launched in U.S./E.U./Japan
  - Xalkori (Crizotinib) approvals achieved in E.U./Japan
  - Bosulif (Bosutinib) approval achieved in the U.S.
  - Additional approvals achieved for Zithromax PID and Enbrel Radiographic in Japan
- Established Real World Analytics Platform to accelerate development of real world data analytic capabilities across Pfizer.
- Co-chaired enterprise-wide efficiency project to take $1.5 billion cost out of the organization.

POST-EMPLOYMENT COMPENSATION

Executive Severance Plan

The Executive Severance Plan provides for severance benefits to ELT members in the event of involuntary termination of employment without cause. Benefits under the Executive Severance Plan consist of cash severance equal to the greater of (a) one times pay (defined as base salary plus target annual incentive) or (b) 13 weeks pay plus three weeks pay per year of service, subject to a maximum of 104 weeks pay. In addition, eligible participants in the GPP receive a pro rata annual incentive for the year of termination, provided certain performance targets are achieved, as well as certain health and insurance benefits. Severance payments and benefits under the Executive Severance Plan are described in "Estimated Benefits Upon Termination" elsewhere in this Proxy Statement.

EMPLOYMENT AND RETIREMENT BENEFITS

Deferred Compensation

We permit our executive officers to defer receipt of their earned annual incentives and any shares earned under PSAs into the Pfizer Deferred Compensation Plan ("DCP"). Certain of our NEOs are required to defer the receipt of RSUs (see "Other Compensation Policies—Tax Policies" below). Annual incentives may be deferred into either a Pfizer stock unit fund or a cash fund earning interest at 120% of the applicable federal long-term rate (which fluctuated between 2.59% and 3.42% in 2012). The Pfizer stock unit fund is credited with reinvested dividend equivalent units. Deferred PSAs and RSUs may only be deferred into Pfizer common stock units. Legacy Wyeth employees (including Dr. Dolsten and Mr. Germano) were eligible to defer eligible compensation into the Wyeth Deferred Compensation Plan (the "Wyeth DCP") through 2011, when the plan was frozen to new contributions, at which time they became eligible to defer compensation into the Pfizer plans.

Insurance Plans

We provide a number of health and family security benefits, such as medical insurance, dental insurance, life insurance and long-term disability insurance. These benefits are available to all eligible U.S.- and Puerto Rico-based employees, including the NEOs, and are comparable to those provided by the companies in the pharmaceutical and general industry comparator groups. These programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the NEOs, and at the same time enhance Pfizer's attractiveness as an employer of choice. The Company's annual cost of the benefits for each NEO ranges from approximately $16,000 to $26,000.

Retirement and Savings Plans

Pfizer maintains qualified defined benefit pension plans for the benefit of all its eligible U.S.- and Puerto Rico-based employees, including the NEOs, hired prior to January 1, 2011. In 2012, Pfizer announced that benefits under the defined benefit pension plans would be frozen as of December 31, 2017 for all its eligible U.S.- and Puerto Rico-based employees, including the NEOs. Beginning January 1, 2018, retirement benefits will be provided through a Company contribution under its defined contribution savings plan.

For those U.S. employees earning in excess of the IRC limit ($250,000 for 2012), including the NEOs, Pfizer maintains related supplemental benefit restoration plans. The provisions and features of the qualified defined benefit pension plans and the related supplemental benefit restoration plans apply to all participants in those plans, including the NEOs. These plans are described in the narrative accompanying the "2012 Pension Benefits Table" and the "2012 Non-Qualified Deferred Compensation Table" below.

Pfizer also maintains a defined contribution savings plans for the benefit of all its eligible U.S.- and Puerto Rico-based employees, including the NEOs, that permit participants to make pre-tax, after-tax and/or Roth contributions of a portion of their eligible pay, up to certain limits. In addition, the Company maintains a non-qualified savings plan that permits eligible participants to make pre-tax contributions in excess of tax law limitations on qualified plans. The Company provides matching contributions on employee contributions, up to certain limits. The provisions and features of the qualified savings plans and the related non-qualified supplemental savings plans apply to all participants in those plans, including the NEOs.

Retiree Health Care Benefits

In addition to active employee benefits, Pfizer maintains post-retirement medical coverage for the benefit of all its eligible U.S.- and Puerto Rico-based employees, including the NEOs. Active employees who are at least age 55 and have at least 15 years of service after age 40 are eligible for post-retirement medical coverage. The value of the post-retirement medical coverage currently ranges from $123,000 to $275,000 over the course of retirement.

PERQUISITES

We provide a limited number of perquisites (personal benefits) to our NEOs, including the limited use of company aircraft, financial counseling and home security services and, for the CEO, the use of a Company car and driver. The transportation benefits provide increased efficiencies and allow more productive use of our executives' time and, in turn, greater focus on Pfizer-related activities. We do not provide tax "gross-ups" for perquisites provided to ELT members, except in the case of certain relocation expenses (consistent with our relocation policy for U.S.-based employees generally); therefore, any taxes on perquisites (other than certain relocation expenses) are paid by the executives.

Company Aircraft

As a result of the recommendations contained in an independent, third-party security study, the Board has determined that the CEO must use Company-provided aircraft for all air travel, including personal travel, to the maximum extent practicable. The security study also recommends that the CEO's spouse and dependent children use Company-provided aircraft when they accompany the CEO, to the maximum extent practicable. Travel by the CEO's spouse or dependent children is generally considered personal use and is subject to taxation and disclosure.

Other ELT members (including the other NEOs) may use Company aircraft for limited personal travel. Personal use by ELT members (including the other NEOs) is permitted only with the prior approval of the CEO or his designees and is subject to other limitations. Travel by Messrs. Read and D'Amelio to attend meetings of the Boards of Directors of Kimberly-Clark Corporation and Humana Inc., respectively, is treated as business travel in view of the significant benefits to the Company of their service on those Boards.

The amounts disclosed in the "All Other Compensation" column in the 2012 Summary Compensation Table and in the table below have been valued based on the incremental costs to the Company for the personal use of Company aircraft. Incremental costs for personal use consist of the variable costs incurred by Pfizer to operate the aircraft for such use, including fuel costs; crew expenses, including travel, hotels and meals; in-flight catering; landing, parking and handling fees; communications expenses; certain trip-related maintenance; and other trip-related variable costs, as well as certain costs of any "deadhead" flights. Such costs do not include fixed or non-variable costs that would be incurred whether or not there was any personal use of the aircraft, such as crew salaries and benefits, insurance costs, aircraft purchase costs, depreciation, and scheduled maintenance.

To the extent required by tax regulations, amounts associated with personal use of corporate aircraft are imputed as income to ELT members, including the CEO. These amounts are not grossed up for taxes.

Car and Driver

The Company's policy on the use of cars and drivers is as follows:

- cars and drivers are available to all ELT members (including the NEOs) for business reasons;
- ELT members (other than the CEO, as discussed below) are required to reimburse the Company for personal use;
- for security reasons, cars and drivers are available to the CEO for personal use (including commuting); and
- spouse/partner travel is generally considered personal use, and the incremental cost of such travel must be reimbursed to the Company.

Incremental cost to the Company is calculated as a portion of the cost of the annual lease, a portion of the cost of the driver, and fuel used.

The costs of personal use of a car and driver by the CEO need not be reimbursed, and the unreimbursed incremental cost to the Company of personal use of a car and driver by Mr. Read in 2012 is reflected in the table below and in the "All Other Compensation" column in the 2012 Summary Compensation Table. For tax purposes, the cost of the cars and fuel is imputed as income to the CEO and is not grossed up for taxes by the Company. Tax regulations provide that as a result of the recommendations contained in the independent, third-party security study referred to above, the cost of the drivers is not reportable as income to the CEO.

Other Perquisites

The Company provides a taxable allowance of up to $10,000 per year to our executive officers for financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual charges for the services, and such value is imputed as income to the individual.

Home security systems are available to the ELT members. The cost of any such systems is imputed as income to the recipients, as required.

The Company purchases season and other tickets to sporting, cultural and other events for use in connection with its business. On occasion, these tickets are provided to employees, including ELT members, and non-employee Directors for personal use. There is no incremental cost associated with such tickets or other items. In addition, ELT members and/or non-employee Directors may from time

to time receive tickets or other items from third parties (subject to our policies on conflicts of interest). The Company does not provide or reimburse for country club memberships for any executive officers.

The following table summarizes the incremental cost of perquisites for the NEOs in 2012.

2012 Incremental Cost of Perquisites Provided to Named Executive Officers

Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Home Security ($)	Other ($)(1)	Total ($)
I. Read	108,364	10,000	48,085	7,476	279	174,204
F. D'Amelio	42,758	8,460	–	947	1,436	53,601
M. Dolsten	24,147	4,545	–	17,547	–	46,239
A. W. Schulman	70,799	4,650	–	626	86	76,161
G. Germano	76,863	3,896	–	–	750	81,509

(1) The amounts shown for each of the NEOs represents certain personal benefits provided in association with business travel.

OTHER COMPENSATION POLICIES

Tax Policies

IRC Section 162(m) limits to $1.0 million the amount of remuneration that Pfizer may deduct in any calendar year for its CEO and each of the three other highest-paid NEOs, other than the CFO. We have structured our annual cash incentive awards, TSRUs and PSAs to meet the exception to this limitation for "performance-based" compensation, as defined in IRC Section 162(m), so that these amounts are fully deductible for income tax purposes. However, RSUs do not qualify as "performance-based" compensation. Consequently, our NEOs are generally required to defer the receipt of RSUs.

To maintain flexibility, we do not require all compensation to be deductible. Since the non-performance-based compensation paid to our NEOs (other than the CFO) exceeds or may exceed $1.0 million, a portion of their compensation is not or may not be deductible.

Derivatives Trading

Executive officers, including the NEOs, may not purchase or sell options on Pfizer common stock, or engage in short sales of Pfizer common stock. Also, trading by executive officers in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock (sometimes referred to as "hedging") is prohibited. These provisions also apply to our non-employee Directors.

Stock Ownership and Holding Requirements

We have stock ownership and holding requirements for our executive officers, including the NEOs. The CEO is required to own Pfizer common stock equal in value to at least six times annual salary, and each other executive officer is required to own Pfizer common stock equal in value to at least four times annual salary. For purposes of these requirements, ownership includes not only shares owned directly by the executive, but also shares and certain units held through various Pfizer plans and programs. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period, at the end of which the executive is expected to have reached the applicable ownership level.

Until an executive reaches the applicable milestone, he or she must hold and may not sell any shares (except to meet tax withholding obligations); and once the ownership level is met, he or she must hold and may not sell shares if doing so would cause his or her ownership to fall below that level. As of March 1, 2013, Mr. Read owned Pfizer common stock and units equal in value to approximately 20 times his salary. Although Pfizer does not require its executive officers to hold Pfizer common stock for specified periods of time, we believe that the above holding requirements result in the ownership by our executives of significant amounts of common stock for substantial periods of time and align the interests of our executives with those of our shareholders.

None of our ELT members (including our NEOs) or other officers has pledged Pfizer stock as collateral for personal loans or other obligations. In addition, in early 2013, the Board, on the recommendation of the Committee, adopted a policy prohibiting the pledging of Pfizer stock by Directors and ELT members.

Compensation Recovery

The Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to NEOs and other executives where a payment is predicated upon the achievement of specified financial results that are the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, our equity incentive awards contain compensation recovery provisions.

ROLE OF COMPENSATION CONSULTANT

The Committee has engaged the firm of Frederic W. Cook & Co., represented by George Paulin, its Chief Executive Officer, as the Committee's independent compensation consultant, to fulfill the following responsibilities in accordance with the policy outlined below and only after assessing the firm's independence:

- advise the Committee on management proposals, as requested;
- undertake special projects at the request of the Committee;
- advise the Committee on setting agenda items for Committee meetings;
- review Committee agendas and supporting materials in advance of each meeting;
- attend Committee meetings;
- review the Company's compensation philosophy, peer group and competitive positioning and advise the Committee on their reasonableness and appropriateness;
- review the Company's executive compensation program and advise the Committee of plans or practices that might be changed to improve effectiveness;
- review the selected peer group and survey data for competitive comparisons;
- oversee and review survey data on executive pay practices and amounts that come before the Committee;
- provide market data and recommendations on CEO compensation without prior review by management (except for necessary fact-checking);
- review the Compensation Discussion and Analysis, compensation tables and other compensation-related disclosures included in our proxy statements;
- review any significant executive offer letters or termination arrangements in advance of being presented to the Committee for approval;
- periodically review the Committee's charter and recommend changes; and
- proactively advise the Committee on best-practice approaches for governance of executive compensation as well as areas of concern and risk in the Company's program.

In 2012, as part of his ongoing services to the Committee, as described above, Mr. Paulin attended all seven of the meetings of the Committee. During 2012, he:

- reviewed agendas in advance of Committee meetings, and meeting minutes afterwards;
- provided the Committee with an analysis of the Company's executive compensation policies and programs that determined there is no "potential material risk" to Pfizer in their design or administration;
- conducted a review of executive pay relative to peers and corporate performance including tally sheets and realizable pay;
- advised the Committee on the executive compensation peer group and competitive benchmarking of executive positions;
- reviewed the executive pay structure;
- advised the Committee on the appropriateness of the design of the Portfolio Performance Share Plan, new in 2012, for Worldwide Research & Development employees (other than ELT members), in support of the Company's long-term portfolio strategy;
- advised the Committee on legislative and regulatory developments related to compensation policies and programs and compensation-related disclosure, including voting policies of proxy advisory firms and the Company's major institutional investors;
- advised the Committee on market trends and developments;
- advised the Committee on matters related to changes to the Company's pension and savings plans; and
- advised the Committee on severance benefits.

The total amount of fees paid to Frederic W. Cook & Co. for 2012 services to the Committee was $110,669. In addition, the Committee reimburses Frederic W. Cook & Co. for Mr. Paulin's reasonable travel and business expenses. Frederic W. Cook & Co. receives no other fees or compensation from the Company.

POLICY—CRITERIA FOR SELECTION OF COMMITTEE CONSULTANT

The Committee has established the following criteria used to select its consultant:

- **Degree of independence**
  - Financial independence—measured by dollar volume of other business conducted with Pfizer
  - Independent thinking—subjectively assessed by their known work as well as information gathered in screening interviews
- **Familiarity with the business environment**
  - Knowledge of the pharmaceutical industry
  - Specific knowledge of Pfizer, its senior management, and Board of Directors
  - Broad knowledge of general industry current practices and emerging trends
  - Public relations
- **Particular strengths and/or distinguishing characteristics including, but not limited to:**
  - Creative thinking
  - Strong understanding of corporate governance
  - Special areas of expertise
  - Ability to establish rapport and dynamic presence with groups
- **References from current clients where the consultant acts in an advisory role similar to the role desired by the Committee**
- **Potential issues**
  - Conflicts of interest with other clients or Committee members
  - Degree of availability/accessibility

INDEPENDENCE ASSESSMENT—COMMITTEE CONSULTANT

In 2012, as required by rules adopted by the Securities and Exchange Commission under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Committee selected Frederic W. Cook & Co. to serve as its independent compensation consultant only after assessing the firm's independence, including taking into consideration the following factors, among others:

1. the fact that neither the firm nor Mr. Paulin provides any other services to the Company;
2. the fees received by the firm as a percentage of its total revenues;
3. the firm's policies and procedures designed to prevent conflicts of interest;
4. the absence of any significant business or personal relationships between the firm or Mr. Paulin with members of the Committee;
5. the fact that neither the firm nor Mr. Paulin owns any Company stock; and
6. the absence of any business or personal relationships between the firm or Mr. Paulin and any executive officer of the Company.

Based upon this assessment, the Committee determined that the engagement of Frederic W. Cook & Co. does not raise any conflicts of interest or similar concerns.

Compensation Tables

2012 Summary Compensation Table

Name And Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change In Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
I. Read	2012	1,737,500	–	6,441,784	6,497,597	3,400,000	7,147,363	409,892	25,634,136
Chairman and Chief	2011	1,700,000	–	5,684,218	6,916,435	3,500,000	6,893,407	319,288	25,013,348
Executive Officer	2010	1,199,000	–	2,673,276	837,556	1,500,000	10,976,628	209,652	17,396,112
F. D'Amelio	2012	1,218,750	–	1,783,890	1,799,336	1,718,000	693,870	173,245	7,387,091
EVP, Business	2011	1,200,000	–	2,046,310	1,832,194	1,440,000	984,814	187,425	7,690,743
Operations and Chief Financial Officer	2010	1,090,000	–	2,673,276	837,556	1,175,000	530,418	193,823	6,500,073
M. Dolsten	2012	1,122,500	–	1,783,890	1,799,336	1,395,000	641,703	96,752	6,839,181
President, Worldwide	2011	1,100,000	–	2,046,310	1,832,194	1,490,000	417,430	90,801	6,976,735
Research and Development	2010	900,000	1,050,000	1,985,860	622,183	1,000,000	284,639	61,004	5,903,686
A. W. Schulman	2012	918,750	–	1,387,476	1,399,483	1,410,000	370,098	87,411	5,573,218
EVP and General Counsel; Business Unit Lead, Consumer Healthcare[7]	2011	900,000	–	1,705,287	1,526,834	1,190,000	348,369	94,172	5,764,662
G. Germano	2012	893,750	–	1,387,476	1,399,483	1,203,000	2,306,968	121,728	7,312,405
President and	2011	875,000		1,591,598	1,425,043	1,135,000	1,325,476	50,214	6,402,331
General Manager, Specialty Care and Oncology	2010	818,000	750,000	1,130,414	354,165	930,000	803,880	25,648	4,812,107

(1) The amounts shown for Dr. Dolsten and Mr. Germano in 2010 relate to sign-on cash incentive awards, totaling $2.1 million and $750,000, respectively, under their employment offers. Dr. Dolsten's award was paid in two equal installments in 2009 and 2010. Mr. Germano's award was paid in 2010, the first anniversary of his hire date.

(2) The amounts shown in this column represent the grant values for the RSUs and PSAs granted in 2012, 2011 and 2010 and the Short-Term Incentive Shift Awards (the "STI Shift Awards") granted in 2010. (The STI Shift Awards were performance-based incentives, granted from 2008 through 2010, that were paid 50% in cash and 50% in RSUs or, at the election of the NEO, 100% in RSUs.) Further information regarding the 2012 awards is included in the "2012 Grants of Plan-Based Awards" and "2012 Outstanding Equity Awards at Fiscal Year-End" tables elsewhere in this Proxy Statement. The grant date fair values of the RSUs reflected in this column are the target payouts. The PSA values represent the target payouts based on the probable outcome of the performance condition, determined as of the closing stock price on February 23, 2012. The maximum potential values of the PSAs granted in 2012 (assuming a stock price of $21.03) would be as follows: Mr. Read—$6,441,784; Mr. D'Amelio—$1,783,890; Dr. Dolsten—$1,783,890; Ms. Schulman—$1,387,476; and Mr. Germano—$1,387,476. Information related to the performance-based award program is included in "Performance Share Awards (PSAs)" elsewhere in this Proxy Statement. The 2011 and 2010 PSA grant date fair values have been determined using the Monte Carlo Simulation model based on the assumptions set forth in the Company's 2011 Financial Report (Note 13, Share-Based Payments).

(3) The amounts shown in this column represent the grant date fair values of the TSRUs awarded in 2012, 2011 and 2010. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's 2012 Financial Report (Note 13, Share-Based Payments).

(4) The amounts shown in this column represent annual cash incentive awards made to the NEOs under the GPP. Further information regarding the 2012 awards is included in the "2012 Annual Cash Incentive Awards" table elsewhere in this Proxy Statement.

(5) The amounts shown in this column represent pension accruals for 2012. The 2012 pension accrual amounts represent the difference between the December 31, 2012 and December 31, 2011 present values of age 65 accrued pensions, or the current benefit if the NEO is eligible for an unreduced pension under the Retirement Plan and Supplemental Retirement Plan, based on the pension plan assumptions for each year, as shown in the footnotes to the "Pension Plan Assumptions" table later in this Proxy Statement. The 2010 amount for Mr. Read reflects his attainment of the "Rule of 90" (age plus service equal to or greater than 90) in November 2010. This provides him with an unreduced pension benefit upon his retirement. Further information regarding pension plans is included in the "2012 Pension Benefits Table" later in this Proxy Statement.

(6) The amounts shown in this column represent the sum of matching contributions made by the Company under its Savings Plan and Supplemental Savings Plan (or, for Dr. Dolsten and Mr. Germano, matching contributions for 2010 and 2011 under the Wyeth Savings Plan and Supplemental Employee Savings Plan) and the incremental cost to the Company of perquisites received by the NEOs. The Supplemental Savings Plans are non-qualified retirement savings plans that are discussed in more detail in the "2012 Non-Qualified Deferred Compensation" table later in this Proxy Statement. Additional information regarding 2012 perquisites is provided under "Perquisites" elsewhere in this Proxy Statement.

(7) Ms. Schulman was not an NEO for 2010.

The following Grants of Plan-Based Awards Table provides additional information about non-equity incentive awards and long-term incentive awards granted to our NEOs during 2012. The long-term incentive awards were made under the 2004 Stock Plan, as amended and restated, and are described in the CD&A section "Elements of Executive Compensation."

2012 Grants of Plan-Based Awards Table

Name (A)	Grant Date (B)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
		Threshold ($) (C)	Target ($) (D)	Maximum ($) (E)	Threshold (#) (F)	Target[1] (#) (G)	Maximum (#) (H)	All Other Stock Awards: Number of Shares or Units[1] (#) (I)	All Other TSRU Awards: Number of Securities Underlying TSRUs[1] (#) (J)	Exercise Or Base Price of TSRU Awards ($/Sh) (K)	Grant Date Fair Value of Stock and TSRUs[2] ($) (L)
I. Read	2/23/2012								788,835	21.03	3,234,224
									668,724	21.03	3,263,373
								153,157			3,220,892
		0	2,639,300	5,278,600	0[3]	153,157[3]	306,314[3]				3,220,892
F. D'Amelio	2/23/2012								218,447	21.03	895,633
									185,185	21.03	903,703
								42,413			891,945
		0	1,147,500	2,295,000	0[3]	42,413[3]	84,826[3]				891,945
M. Dolsten	2/23/2012								218,447	21.03	895,633
									185,185	21.03	903,703
								42,413			891,945
		0	1,147,500	2,295,000	0[3]	42,413[3]	84,826[3]				891,945
A. W. Schulman	2/23/2012								169,903	21.03	696,602
									144,033	21.03	702,881
								32,988			693,738
		0	936,400	1,872,800	0[3]	32,988[3]	65,976[3]				693,738
G. Germano	2/23/2012								169,903	21.03	696,602
									144,033	21.03	702,881
								32,988			693,738
		0	936,400	1,872,800	0[3]	32,988[3]	65,976[3]				693,738

(1) The PSA and RSU award values were converted to units using the closing stock price of $21.22 on February 21, 2012; the 5-Year and 7-Year TSRU award values were converted using $4.12 and $4.86, respectively, the estimated values using the Monte Carlo Simulation model as of February 21, 2012. PSAs and RSUs generally vest three years from the grant date. The 5-Year and 7-Year TSRUs also generally vest three years from the grant date and are settled five and seven years from the grant date, respectively.

(2) The amounts shown in this column represent the award values as of the grant date. The values for the RSUs, PSAs, 5-Year and 7-Year TSRUs are shown at the respective fair values of $21.03, $21.03, $4.10 and $4.88, as of February 23, 2012.

(3) The amounts represent the threshold, target, and maximum share payouts under our Performance Share Award Program for the January 1, 2012—December 31, 2014 performance period. The payment for threshold performance is 0%.

The following table summarizes the equity awards we have made to our NEOs that were outstanding as of December 31, 2012.

2012 Outstanding Equity Awards at Fiscal Year-End Table

Name (A)		Option/SAR/TSRU Awards[2]							Stock Awards[2]			
	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (#) (B)	Number of Securities Underlying Unexercised Options Unexercisable (#) (C)	Number of Securities Underlying Unexercised SARs/TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised SARs/TSRUs Unvested (#) (C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ SAR/ TSRU Exercise Price ($) (E)	Option/ SAR/TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#) (G)	Market Value of Shares or Units of Stock That Have Not Vested ($) (H)	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Not Vested (#) (I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (J)
I. Read												
	2/27/2003	120,000					29.33	2/26/2013				
	2/26/2004	140,000					37.15	2/25/2014				
	2/24/2005	145,000					26.20	2/23/2015				
	2/23/2006	193,000					26.20	2/22/2016				
	2/22/2007	250,000					25.87	2/21/2017				
	9/28/2007	25,000					24.43	9/27/2017				
	2/28/2008			168,739			22.55	2/28/2013				
	2/26/2009			223,881			12.70	2/26/2014				
	10/30/2009			54,585			17.03	10/30/2014				
	2/25/2010				197,072		17.69	2/25/2015	54,504	1,366,960		
	2/25/2010[3]								40,488	1,015,439		
	2/24/2011				584,112		18.90	2/24/2016	141,787	3,556,018		
	2/24/2011[4]				483,559		18.90	2/24/2018	29,775	746,757		
	2/24/2011[5]				420,000		20.90	2/24/2018				
	2/23/2012				788,835		21.03	2/23/2017	157,466	3,949,247		
	2/23/2012				668,724		21.03	2/23/2019				
	1/1/2010-12/31/2012										48,747	1,222,575
	1/1/2011-12/31/2013										132,345	3,319,213
	1/1/2012-12/31/2014										153,157	3,841,178
F. D'Amelio												
	9/28/2007	292,000					24.43	9/27/2017				
	2/28/2008			168,739			22.55	2/28/2013				
	2/26/2009			223,881			12.70	2/26/2014				
	10/30/2009			65,502			17.03	10/30/2014				
	2/25/2010				197,072		17.69	2/25/2015	54,504	1,366,960		
	2/25/2010[3]								40,488	1,015,439		
	2/24/2011				210,280		18.90	2/24/2016	51,043	1,280,158		
	2/24/2011[4]				174,081		18.90	2/24/2018	29,775	746,757		
	2/23/2012				218,447		21.03	2/23/2017	43,606	1,093,638		
	2/23/2012				185,185		21.03	2/23/2019				
	1/1/2010-12/31/2012										48,747	1,222,575
	1/1/2011-12/31/2013										47,644	1,194,912
	1/1/2012-12/31/2014										42,413	1,063,718
M. Dolsten												
	2/25/2010				146,396		17.69	2/25/2015	40,488	1,015,439		
	2/24/2011				210,280		18.90	2/24/2016	51,043	1,280,158		
	2/24/2011[4]				174,081		18.90	2/24/2018	22,119	554,745		
	2/23/2012				218,447		21.03	2/23/2017	43,606	1,093,638		
	2/23/2012				185,185		21.03	2/23/2019				
	1/1/2010-12/31/2012										36,212	908,197
	1/1/2011-12/31/2013										47,644	1,194,912
	1/1/2012-12/31/2014										42,413	1,063,718

Name (A)	Grant Date/ Performance Share Period(1)	Option/SAR/TSRU Awards(2)							Stock Awards(2)			
		Number of Securities Underlying Unexercised Options Exercisable (#) (B)	Number of Securities Underlying Unexercised Options Unexercisable (#) (C)	Number of Securities Underlying Unexercised SARs/TSRUs Vested (#)(B)	Number of Securities Underlying Unexercised SARs/ TSRUs Unvested (#) (C)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(D)	Option/ SAR/ TSRU Exercise Price ($) (E)	Option/ SAR/TSRU Expiration Date (F)	Number of Shares or Units of Stock That Have Not Vested (#) (G)	Market Value of Shares or Units of Stock That Have Not Vested ($) (H)	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Not Vested (#) (I)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (J)
A. W. Schulman												
	2/26/2009			111,940			12.70	2/26/2014				
	2/25/2010				84,459		17.69	2/25/2015	23,358	585,819		
	2/25/2010(3)								17,129	429,595		
	2/24/2011				175,234		18.90	2/24/2016	42,537	1,066,828		
	2/24/2011(4)				145,068		18.90	2/24/2018	12,761	320,046		
	2/23/2012				169,903		21.03	2/23/2017	33,916	850,613		
	2/23/2012				144,033		21.03	2/23/2019				
	1/1/2010-12/31/2012										20,891	523,946
	1/1/2011-12/31/2013										39,704	995,776
	1/1/2012-12/31/2014										32,988	827,339
G. Germano												
	2/25/2010				83,333		17.69	2/25/2015	23,047	578,019		
	2/24/2011				163,551		18.90	2/24/2016	39,701	995,701		
	2/24/2011				135,397		18.90	2/24/2018	33,916	850,613		
	2/23/2012				169,903		21.03	2/23/2017				
	2/23/2012				144,033		21.03	2/23/2019				
	1/1/2010-12/31/2012										20,613	516,974
	1/1/2011-12/31/2013										37,057	929,390
	1/1/2012-12/31/2014										32,988	827,339

(1) For better understanding of this table, we have included an additional column showing the grant dates of stock options, SARs/TSRUs and RSUs and the associated performance periods for the PSAs.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
2/27/2003	1/3 per year in years 3, 4 and 5
2/26/2004	1/3 per year in years 3, 4 and 5
2/24/2005	1/3 per year in years 3, 4 and 5
2/23/2006	Full vesting after 3 years
2/22/2007	Full vesting after 3 years
9/28/2007	1/3 per year in years 1, 2 and 3—Mr. D'Amelio
9/28/2007	Full vesting after 3 years—Mr. Read

SARs/TSRUs vest and are settled in accordance with the schedule below:

Grant Date	Vesting
2/28/2008	Full Vesting after 3 years and become payable after 5 years
2/26/2009	Full Vesting after 3 years and become payable after 5 years
10/30/2009	Full Vesting after 3 years and become payable after 5 years
2/25/2010	Full Vesting after 3 years and become payable after 5 years
2/24/2011	Full Vesting after 3 years and become payable after 5 years and 7 years
2/23/2012	Full Vesting after 3 years and become payable after 5 years and 7 years

RSUs vest in accordance with the schedule below:

Grant Date	Vesting
2/25/2010	Full vesting after 3 years
2/24/2011	Full vesting after 3 years
2/23/2012	Full vesting after 3 years

(3) This RSU grant represents the portion paid from the 2009 STI Shift award as RSUs as elected by the executive.

(4) This RSU grant represents the portion paid from the 2010 STI Shift award as RSUs as elected by the executive.

(5) Mr. Read received Premium-Priced 7-Year TSRUs at a grant price of $20.90, a 25% premium over the market price of our common stock on the date of grant. The other terms of this grant are identical to those described in "Elements of Executive Compensation" above.

The following Option Exercises and Stock Vested Table provides additional information about the value realized by the NEOs on option award exercises and stock/unit award vestings during 2012.

2012 Option Exercises and Stock Vested Table

Name	Option Awards		Restricted Stock/Restricted Stock Units			Performance Shares 2010-2012 Paid February 2013[1]		
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld To Cover Taxes (#)	Value Realized on Vesting($)[3]	Number of Shares Acquired on Vesting (#)	Number of Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)
I. Read			152,169	0[2]	3,293,463	85,005	42,969	2,326,587
F. D'Amelio			155,486	71,838	3,377,807	85,005	43,838	2,326,587
M. Dolsten			112,767	0[2]	2,867,687	63,147	32,565	1,728,333
A. W. Schulman	100,000	808,930	38,397	0[2]	813,266	36,430	20,336	997,089
G. Germano			99,501	0[2]	2,530,312	35,946	17,341	983,842

(1) The PSAs were determined based on relative TSR performance over the 2010-2012 performance period and were paid in February 2013.

(2) Due to IRC Section 162(m), which applies to our CEO and the NEOs (excluding the CFO), when RSUs vest, the payment of shares is automatically deferred until the earlier of the time it can be reasonably expected that the NEO is no longer subject to IRC Section 162(m) or the January 31st following termination of employment.

(3) The RSUs vested on February 26, 2012 at $21.18 for Messrs. Read and D'Amelio and Ms. Schulman; and on October 30, 2012, for Messrs. Read, D'Amelio, and Germano and Dr. Dolsten at $25.43. Performance Shares were paid on February 28, 2013 at $27.37.

The following 2012 Pension Benefits Table shows the present value of accumulated benefits payable to each of our NEOs under the Pfizer Consolidated Pension Plan (the "Retirement Plan"), which retains both the Pfizer and legacy company pension formulas, including the Pfizer Retirement Annuity Plan (the "PRAP"), the Wyeth Retirement Plan United States (the "Wyeth Retirement Plan"), the related non-funded legacy Pfizer Supplemental Retirement Plan (the "Supplemental Retirement Plan"), and the non-funded legacy Wyeth Supplemental Executive Retirement Plan (the "Wyeth Supplemental Retirement Plan") (collectively, the "Supplemental Plans"). Pension benefits earned in 2012 for all eligible U.S.- and Puerto Rico-based employees, including the NEOs were provided under the Pfizer pension formula.

2012 Pension Benefits Table

Name	Plan Name	Number of Years of Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2012 ($)	Lump Sum Value ($)[2]
I. Read[3]	Retirement Plan	34	132,686	2,035,920	–	132,686	2,041,230
	Supplemental Plan		2,093,440	32,505,920	–	2,093,440	32,205,344
F. D'Amelio	Retirement Plan	5	20,487	162,475	–	8,195	–
	Supplemental Plan[4]		475,576	3,863,130	–	190,230	–
M. Dolsten[5]	Retirement Plan	4	19,558	174,889	–	–	–
	Supplemental Plan		155,367	1,428,423	–	–	–
A. W. Schulman	Retirement Plan	4	17,602	126,042	–	–	–
	Supplemental Plan		133,056	983,114	–	–	–
G. Germano[5]	Retirement Plan	25	110,255	934,298	–	–	–
	Supplemental Plan		621,727	5,400,930	–	–	–

(1) The present value of these benefits is based on the December 31, 2012 assumptions as shown below, used in determining our annual pension expense for fiscal 2013.

(2) These amounts reflect the values of annuities if paid as a lump sum benefit as of January 1, 2013; as indicated above only for NEOs eligible to retire as of that date.

(3) The amount for Mr. Read reflects his attainment of the "Rule of 90" (age plus service greater than or equal to 90) in November 2010. This provides him with an unreduced pension benefit upon his retirement.

(4) Under the terms of Mr. D'Amelio's offer letter, he received an additional six years of benefit accrual service for pension purposes upon his completion of five years of service in 2012. The amounts shown above include $262,622 in the Supplemental Plan Age 65 Single-Life Annuity Payment and $1,757,738 in the Supplemental Plan Present Value of Accumulated Benefits, both of which are attributable to the additional six years of service.

(5) Prior to 2012, the retirement benefits for Dr. Dolsten and Mr. Germano were based on the provisions of the Wyeth Retirement Plan formula of the Pfizer Consolidated Pension Plan and the Wyeth Supplemental Retirement Plan. Under the terms of Dr. Dolsten's and Mr. Germano's offer letters, Pfizer will provide a pension make-up equal to the difference between $49,728 and $547,000, respectively (per year), and the respective straight-life pension plan annuities payable from the plans.

The Retirement Plan

The Retirement Plan is a funded, tax-qualified, non-contributory defined benefit pension plan that covers certain employees, including the NEOs.

Retirement Plan (PRAP formula) and Supplemental Retirement Plan

Benefits under the Retirement Plan (PRAP formula) are based on the employee's years of service and highest average earnings for a five calendar-year period and are payable after retirement in the form of an annuity or a lump sum.

Benefits under the Retirement Plan are calculated as an annuity equal to the greater of:

- 1.4% of the employee's highest final average earnings for a five-year calendar period multiplied by years of service; and
- 1.75% of such earnings less 1.5% of the primary Social Security benefit multiplied by years of service.

Years of service under these formulas cannot exceed 35.

Compensation covered by the Retirement Plan and the related Supplemental Plan for 2012 equals the sum of the amounts set forth for 2012 in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2012 Summary Compensation Table. Mr. Read's covered compensation also includes restricted stock awards granted on or prior to April 26, 2001 and any performance-based share awards granted for performance periods beginning before January 1, 2001. After the payment of the awards for the five-year period ended December 31, 2004, no further restricted stock or performance-based share awards are included in the determination of pensions under the Retirement Plan or the Supplemental Retirement Plan.

For Dr. Dolsten and Mr. Germano, pension benefits earned prior to 2012 were provided under the Wyeth plans. Benefits under the Wyeth plan formula are calculated as an annuity equal to 2% of the employee's final average pension earnings (salary and bonus paid during the year), less 1/60th of the annual primary Social Security benefit multiplied by years of credited service. The employee's final average pension earnings are based on the five-highest years of earnings within the last 10 years of service and are payable after retirement in the form of an annuity or a lump sum.

General

Contributions to the Retirement Plan are made entirely by Pfizer and are paid into a trust fund from which benefits are paid.

The amount of annual earnings that may be considered in calculating benefits under the Retirement Plan is limited by law. For 2012, the annual limitation was $250,000. The Retirement Plan currently limits pensions paid under the Retirement Plans to an annual maximum in 2012 of $200,000, payable at age 65 in accordance with IRC requirements. Under the Supplemental Plans, Pfizer provides, out of its general assets, amounts substantially equal to the difference between the amount that may be paid under the Retirement Plan and the amount that would have been paid in the absence of these IRC limits. The Supplemental Plans are non-funded; however, in certain circumstances Pfizer has established and funded trusts to secure obligations to make payments under the Supplemental Plans.

The present value of accumulated benefits has been computed based on the assumptions as of December 31, 2012 in the following table, which were used in developing our financial statement disclosures:

Pension Plan Assumptions[1]

Assumptions As Of	12/31/2010	12/31/2011	12/31/2012
Discount Rate	5.90% for qualified pension plans, 5.80% for non-qualified pension plans	5.10% for qualified pension plans, 5.00% for non-qualified pension plans	4.30% for qualified pension plans, 3.90% for non-qualified pension plans
Lump Sum Interest Rate	2.00% for annuity payments expected to be made during first 5 years; 5.20% for payments made between 5 and 20 years; and 6.50% for payments made after 20 years prior to reflecting the 5-year phase in from GATT 30-year Treasury rate of 4.40%. For legacy Wyeth 3.25%	1.90% for annuity payments expected to be made during first 5 years; 4.30% for payments made between 5 and 20 years; and 5.10% for payments made after 20 years. For legacy Wyeth 3.25%	For legacy Pfizer, rates based on implied forward rates developed from the December 2012 full yield curve published by the IRS in January 2013. For legacy Wyeth,125% of the conversions used for legacy Pfizer
Percent Electing Lump Sum	80%/70%[2] - Pfizer 85% - Wyeth	80%/70%[2] - Pfizer 85% - Wyeth	80%/70%[2] - Pfizer 85% - Wyeth
Mortality Table for Lump Sums	For legacy Pfizer, unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years). For legacy Wyeth, Unisex 1994 Group Annuity Mortality Table, blended 50% Male and 50% Female	For legacy Pfizer, unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years). For legacy Wyeth, Unisex 1994 Group Annuity Mortality Table blended 50% Male and 50% Female	For legacy Pfizer and Wyeth, unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7-15 years)
Mortality Table for Annuities	Separate annuitant and non-annuitant rates for the 2011 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2012 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2013 plan year, as set forth in regulation 1.412(l)(7)-1

(1) These assumptions are also used to determine the change in pension value in the 2012 Summary Compensation Table.

(2) 80% relates to the Retirement Plan and 70% relates to the Supplemental Plan. Only applies to the extent the executive is eligible to receive a lump sum.

We have included an additional column titled "Age 65 Single-Life Annuity Payment" in the 2012 Pension Benefits Table. The amounts listed in this column represent the amount payable to the executive upon attaining age 65, assuming retirement. We have also added a column showing the immediately payable pension benefit as well as a column showing the lump sum value of that benefit for those NEOs who meet the retirement criteria under the Plans. Lump sum interest rates as of January 1, 2013 are 1.02% for annuity payments expected to be made during the first 5 years, 3.71% for payments between 5 and 20 years, and 4.67% for payments made after 20 years.

Early Retirement Provisions

Under the Retirement Plan and Supplemental Retirement Plans, the normal retirement age is 65. Under the Retirement Plan (PRAP formula), if a participant terminates employment with an age and years of service combination equal to or greater than 90, the employee is entitled to receive either an annuity or a lump sum that is unreduced under the terms of the Retirement Plan or the Supplemental Retirement Plan for early payment. Mr. Read attained this milestone during 2010. If an employee retires on or after age 55 with 10 or more years of service, that participant may elect to receive either an early retirement annuity or lump sum payment, reduced by 4% per year (prorated for partial years) for each year between benefit commencement and age 65. If an employee does not satisfy any of the above criteria and has three years of vesting service under the Retirement Plan, that participant may elect to receive an annuity starting on or after age 55, reduced by 6% per year for each year (prorated for partial years) prior to age 65; a lump sum payment is not available.

Board Policy on Pension Benefits for Executives

The Board has a policy providing that it will seek shareholder approval prior to the payment of amounts to any senior executive from the Company's defined benefit pension plans if his or her benefit, computed as a single life annuity, will exceed 100% of the senior executive's final average salary, as calculated at the discretion of the Committee. This policy applies to all benefit accruals after January 1, 2006. For purposes of this policy, "final average salary" means the average of the highest five calendar years' earnings (as defined by the Committee and not based on the legacy pension plan definition), where earnings include salary earned during the year and annual cash incentives (or bonus) earned for the year.

2012 Non-Qualified Deferred Compensation Table[1]

The following Non-Qualified Deferred Compensation Table summarizes activity during 2012 and account balances in our various non-qualified savings and deferral plans for our NEOs. The following plans and programs permit the executives to defer amounts previously earned on a pre-tax basis: Pfizer Non-Funded Deferred Compensation and Supplemental Savings Plan ("PSSP"), the GPP, PSAs, STI Shift Awards, the Wyeth Supplemental Employee Savings Plan (the "Wyeth SESP") and the Wyeth DCP. Other than the matching contributions (and the earnings thereon) in the PSSP and the Wyeth SESP, the account balances in these plans are generally attributable to deferrals of previously earned compensation and the earnings on those amounts. The PSSP and the Wyeth SESP are non-qualified supplemental savings plans that provide for the deferral of compensation that otherwise could have been deferred under the related tax-qualified 401(k) plans but for the application of certain IRC limitations and for Company matching contributions based on the executive's contributions.

Name	Plan[2]	Executive Contributions in 2012 ($)	Pfizer Contributions in 2012 ($)	Aggregate Earnings in 2012 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/12 ($)
I. Read	PSSP	299,250	224,438	547,610	–	3,355,870
	Deferred GPP	–	–	–	–	–
	Deferred PSA	–	–	780,972	–	4,600,348
	Deferred RSU[3]	3,293,463	–	1,047,321	–	6,430,273
	Total:	**3,592,713**	**224,438**	**2,375,903**	**–**	**14,386,491**
F. D'Amelio	PSSP	144,525	108,394	188,135	–	1,372,560
	Deferred GPP	–	–	–	–	–
	Deferred PSA	–	–	–	–	–
	Total:	**144,525**	**108,394**	**188,135**	**–**	**1,372,560**
M. Dolsten	PSSP	52,350	39,263	5,173	–	96,785
	Wyeth SESP	–	–	14,439	–	178,371
	Deferred GPP	–	–	–	–	–
	Deferred RSU[3]	2,867,687	–	(39,491)	–	2,828,196
	Total:	**2,920,037**	**39,263**	**(19,879)**	**–**	**3,103,352**
A. W. Schulman	PSSP	–	–	51,441	–	415,408
	Deferred GPP	–	–	–	–	–
	Deferred RSU[3]	813,266	–	177,238	–	990,504
	Deferred STI Shift Award	–	–	8,979	–	307,340
	Total:	**813,266**	**–**	**237,658**	**–**	**1,713,252**
G. Germano	PSSP	38,625	28,969	3,583	–	71,177
	Wyeth SESP	–	–	37,998	–	357,315
	Deferred GPP	–	–	–	–	–
	Deferred RSU[3]	2,530,312	–	(34,827)	–	2,495,485
	Wyeth DCP	–	–	70,116	(122,353)	796,325
	Total:	**2,568,937**	**28,969**	**76,870**	**(122,353)**	**3,720,302**

(1) Contribution amounts reflected in this table are and have been reflected in the 2012 Summary Compensation Table and prior years' summary compensation tables, as applicable. Aggregate earnings are not reflected in the 2012 Summary Compensation Table and were not reflected in prior years' summary compensation tables.

(2) The PSSP contributions were based on the executive's deferral election and the salary shown in the "2012 Summary Compensation Table," as well as annual incentive awards paid in 2012, previously reported. For Dr. Dolsten and Mr. Germano, annual incentive awards paid in 2012 were not eligible for inclusion in the PSSP or the Wyeth SESP.

(3) Represents RSU awards vested on either February 26, 2012 or October 30, 2012 that were mandatorily deferred due to IRC Section 162(m). Further information regarding the RSU vesting is reported in the "2012 Option Exercises and Stock Vested" table.

Pfizer Savings Plans

The Company provides the Savings Plan to U.S.-based employees of the Company and the PSSP to employees who meet the eligibility requirements. Contribution amounts are reflected in the 2012 Summary Compensation Table or prior years' summary compensation tables, as applicable. Earnings have not been included. These plans are described below.

The Savings Plan is a tax-qualified retirement savings plan. Participating employees may contribute up to 20% of "regular earnings" on a before-tax basis, Roth 401(k) basis and after-tax basis, into their Savings Plan accounts. "Regular earnings" for the Savings Plan include both salary and bonus. In addition, under the Savings Plan, we generally match an amount equal to one dollar for each dollar contributed by participating employees on the first 3% of their regular earnings, and fifty cents for each additional dollar contributed on the next 3% of their regular earnings. Matching contributions generally are invested in our common stock. Plan participants have the ability to immediately diversify the matching contribution investments.

Savings plan benefits earned in 2012, for all eligible U.S.- and Puerto Rico-based employees, including the NEOs, were provided under the Pfizer plan match. Prior to 2012, Dr. Dolsten and Mr. Germano participated in a legacy Wyeth plan formula that allowed contributions up to 50% of base salary on a before-tax or after-tax basis. The legacy Wyeth plan provided a match equal to fifty cents for each dollar contributed by participating employees on the first 6% of their base pay, for a total benefit of 3% of base pay. No matching contributions were made on the annual incentives paid to Dr. Dolsten and Mr. Germano in 2012, which were earned in 2011 under the Wyeth plan formula.

Pursuant to tax law limitations, effective for 2012, the Savings Plan limits the "additions" that can be made to a participating employee's account to $50,000 per year. "Additions" include matching contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The tax law limits the amounts that may be allocated to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under the Savings Plan. The 2012 maximum before-tax and Roth 401(k) contribution limit was $17,000 per year (or $22,500 per year for eligible participants age 50 and over). In addition, no more than $250,000 of annual compensation may be taken into account in computing benefits under the Savings Plan.

The PSSP is intended to pay, out of the general assets of the Company, an amount substantially equal to the difference between the amount that would have been allocated to an employee's account as before-tax contributions, our matching contributions and the amount actually allocated under the Savings Plan if the limits described in the preceding paragraph did not exist. Under the PSSP, participants can elect to defer up to 20% of eligible wages on a before-tax basis. Generally, under the PSSP, participants can elect to receive payments as a lump sum or in one to twenty annual installments following termination from service. Participants who do not make an election receive lump sum payments. In certain circumstances, we have established and funded rabbi trusts to meet our obligations under the PSSP.

In addition, prior to 2012, Dr. Dolsten and Mr. Germano participated in the Wyeth SESP, a non-funded, non-qualified supplemental savings plan under which eligible participants could elect to defer up to 6% of eligible wages on a before-tax basis. For eligible legacy Wyeth employees (including Dr. Dolsten and Mr. Germano) participation in the Wyeth SESP was frozen on December 31, 2011 and, effective January 1, 2012, eligible legacy Wyeth employees (including Dr. Dolsten and Mr. Germano) began participating in the PSSP. In certain circumstances, we have established and funded rabbi trusts to meet our obligations under the Wyeth SESP.

Amounts deferred, if any, under the PSSP by the NEOs for 2012 are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the 2012 Summary Compensation Table. In the Non-Qualified Deferred Compensation table, PSSP values are shown for each NEO. Executive contributions reflect the percent of salary and bonus the executive has elected to defer under the PSSP. The matching contributions are shown in the "Pfizer Contributions" column of the table. For the NEOs, the Company's matching contributions under the Savings Plan and the PSSP are shown in the "All Other Compensation" column of the 2012 Summary Compensation Table. The "Aggregate Earnings" column in the above table represents the amount by which the PSSP balances changed in the past fiscal year, net of employee and employer contributions.

Estimated Benefits Upon Termination

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the Executive Severance Plan and under various termination scenarios as of December 31, 2012.

Estimated Benefits Upon Various Termination Scenarios

Name	Severance[1] (A) ($)	Other[2] (B) ($)	Termination Without Cause Long-Term Award Payouts[3] (C) ($)	Termination Without Cause Total (A+B+C) ($)	Termination On Change in Control Long-Term Award Payouts[4] (D) ($)	Termination On Change in Control Total (A+B+D) ($)	Death or Disability Long-Term Award Payouts[5] ($)
I. Read	8,778,600	14,955	31,318,466	40,112,021	44,907,008	53,700,563	44,907,008
F. D'Amelio	2,372,500	19,697	15,416,614	17,808,811	20,963,592	23,355,789	20,963,592
M. Dolsten	2,277,500	19,697	8,000,392	10,297,589	13,362,997	15,660,194	13,362,997
A. W. Schulman	1,861,400	23,071	7,820,606	9,705,077	12,051,960	13,936,431	12,051,960
G. Germano	3,107,754	18,887	5,297,344	8,423,985	9,267,447	12,394,088	9,267,447

(1) These amounts represent severance equal to the greater of: (a) one year's pay (defined as base salary and target bonus) or (b) 13 weeks pay plus 3 weeks pay per year of service, subject to a maximum of 104 weeks. These amounts do not include payments, if any, under the GPP. However, under our Executive Severance Plan, the individual would receive a pro rata portion of his or her targeted award under the GPP in addition to the severance payment.

(2) These amounts represent the Company cost of 12 months of active employee medical and life insurance coverage.

(3) These amounts represent the value of long-term incentive awards that vest on termination of employment without cause using our closing stock price of $25.08 on December 31, 2012.

(4) These amounts represent the value of long-term incentive awards that vest following a change in control using our closing stock price of $25.08 on December 31, 2012.

(5) These amounts represent the value of long-term incentive awards that vest upon termination of employment due to death or disability using our closing stock price of $25.08 on December 31, 2012.

The NEOs are eligible for the following potential payments upon death, disability, retirement and a change in control, as described below:

Payments Made Upon Disability

Under our Pfizer benefits program, eligible employees, including the NEOs, are provided with Company-paid long-term disability coverage of 50% of total pay, and may buy an increased level of coverage of up to 70% of total pay, subject to a $500,000 annual benefit limit. Health and life insurance benefits are provided for 24 months and Retirement Plan benefits will not continue to accrue to those who begin to receive long-term disability benefits due to an injury or illness incurred on or after January 1, 2012. Under the Long-Term Incentive Program, in the event of disability, PSAs are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are settled on the fifth or seventh anniversary of the date of grant; and outstanding stock options continue to vest and become exercisable for the full option term, provided the executive remains totally and permanently disabled.

Payments Made Upon Death

Under our Pfizer benefits program, eligible employees, including the NEOs, have the ability to purchase life insurance benefits of eight times pay (subject to evidence of insurability requirements) up to a maximum of $4.0 million. Pfizer provides one times pay with a maximum cap of $2.0 million paid by the Company. The deceased executive's pension and deferred compensation are also payable in accordance with the plans and the executive's election.

Under the Long-Term Incentive Program, in the event of death, PSAs are paid out at target; RSUs are paid in full; SARs/TSRUs vest and are immediately settled; and outstanding stock options are exercisable for the remainder of the option term if the participant is eligible for retirement; if not, the stock options remain exercisable for up to two years.

Payments Made Upon Retirement

Under the Long-Term Incentive Program, if a participant retires (after attaining age 55 with at least 10 years of service) after the first anniversary of the grant date, RSUs are prorated based on service subsequent to the grant date; SARs/TSRUs continue to vest and are settled on the fifth or seventh anniversary of the grant date; and outstanding stock options are exercisable for the full term of the option. PSAs are prorated at the end of the vesting period if the participant is employed through the first anniversary of grant. If the retirement takes place prior to the first anniversary of the grant date, these long-term awards are forfeited. Based on age and years of service, Mr. Read is the only NEO eligible for retirement treatment and would receive $27,146,466 under his long-term awards as of December 31, 2012 in the event of his retirement.

See "Retirement and Savings Plans" and "Retiree Health Care Benefits" for further information on health care, retirement and savings plan benefits under Pfizer's plans.

Payments Made Upon Change in Control

Under the Long-Term Incentive Program, if a participant's employment is terminated within 24 months following a change in control, PSAs are paid out at target; RSUs are paid in full; unvested SARs/TSRUs vest and are immediately settled; vested SARs/TSRUs are settled on the fifth or seventh anniversary of the date of grant; and outstanding stock options are exercisable for the remainder of the option term.

This table provides certain information as of December 31, 2012 with respect to our equity compensation plans:

Equity Compensation Plan Information

Plan Category	(A) Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders	446,231,745(1)	$23.30	236,445,318(2)
Equity compensation plans not approved by security holders	0	N/A	0
Total	**446,231,745**	**$23.30**	**236,445,318**

(1) This amount includes the following:

- 369,038,211 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $23.64.
- 9,503,386 shares issuable pursuant to outstanding share awards that have been granted under the Pfizer Inc. 2004 Stock Plan, as amended and restated (the "2004 Stock Plan"), but not yet earned as of December 31, 2012. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by a formula that measures our performance, in terms of total shareholder return, over the applicable performance period relative to the performance of the pharmaceutical peer group, as discussed above. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 37,859,980 shares subject to restricted stock units, granted under the 2004 Stock Plan. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 21,550,879 non-vested shares and 8,279,289 vested shares pursuant to TSRUs granted under the 2004 Stock Plan with a weighted average exercise price of $18.98. The number of shares, if any, to be issued pursuant to outstanding TSRUs will be determined by the difference between the settlement price and the grant price, plus the dividends accumulated during a 5- and 7-year term. The settlement price is the 20-day average closing stock price ending on the fifth or seventh anniversary of the grant.

(2) This amount represents the number of shares available (236,445,318) for issuance pursuant to stock options and awards that could be granted in the future under the 2004 Stock Plan. Under the 2004 Stock Plan, any option granted reduces the available number of shares on a one-to-one basis and any whole share award granted reduces the available number of shares on a two-to-one basis.

In 2003, Pfizer acquired Pharmacia Corporation and assumed various stock-based plans. No further grants may be made under any of these plans. As of December 31, 2012, under the Pharmacia 2001 Long-Term Incentive Plan, 13,916,505 shares of Pfizer common stock were issuable upon the exercise of outstanding stock options at a weighted average exercise price of $33.38. Information regarding these options is not included in the above table.

In 2000, Pfizer acquired Warner-Lambert Company and assumed the obligation to use 190,685 shares of Pfizer common stock pursuant to the Warner-Lambert 1996 Stock Plan in settlement of Warner-Lambert directors' compensation that had been deferred by certain former Warner-Lambert directors prior to Pfizer's acquisition of Warner-Lambert. Information regarding these shares is not included in the above table.

On October 15, 2009, Pfizer acquired Wyeth and assumed the Wyeth Management Incentive Plan (the "MIP Plan"); pursuant to which no subsequent awards have been or will be made. As of December 31, 2012, 67,344 Pfizer shares were issuable in settlement of the participants' accounts, which will be delivered upon separation from Pfizer, subject to meeting the requirements of the MIP Plan. Information regarding these shares is not included in the above table.

FINANCIAL MEASURES

The following table contains reconciliations of 2012 and 2011 U.S. GAAP to non-GAAP revenues and U.S. GAAP diluted EPS to non-GAAP adjusted diluted EPS for annual incentive purposes relating to "Financial Results for Annual Incentive Purposes" within this Proxy Statement (Unaudited). These financial measures for annual incentive purposes utilize budget exchange rates as of January 18, 2012 and therefore are different from those utilized in our press releases and Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2012 Financial Report.

Financial Measures

(Billions, except per common share data)	2012	2011
GAAP Revenues	$59.0	$65.3
Foreign exchange impact relative to rates in effect for budget purposes	0.2	(0.4)
Non-GAAP Revenues for Annual Incentive purposes	$59.2	$64.9
GAAP Diluted EPS*	$1.94	$1.27
Purchase accounting adjustments—net of tax	0.48	0.64
Acquisition-related costs—net of tax	0.10	0.19
Discontinued operations—net of tax	(0.68)	(0.21)
Certain significant items—net of tax	0.35	0.38
Non-GAAP Adjusted diluted EPS*	$2.19	$2.27
Foreign exchange impact relative to rates in effect for budget purposes	0.05	(0.02)
Exclusion of non-recurring items	0.02	(0.02)
Non-GAAP Adjusted diluted EPS for Annual Incentive purposes	$2.26	$2.23

* For a full reconciliation of adjusted diluted EPS, see the 2012 Financial Report. EPS amounts may not add due to rounding.

Requirements for Submitting Proxy Proposals and Nominating Directors

Under SEC rules, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2014 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 14, 2013. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, a shareholder must follow certain procedures to nominate a person for election as a Director or to introduce an item of business at an Annual Meeting of Shareholders (other than a shareholder proposal submitted under SEC rules). These procedures provide that a nomination or the introduction of an item of business at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive written notice of your intention to nominate a Director or to propose an item of business at our 2014 Annual Meeting on the first to occur of:

- if the 2014 Annual Meeting is to be held within 25 days before or after the anniversary of the date of this year's Annual Meeting (April 25, 2013), not less than 90 days nor more than 120 days in advance of the anniversary of the 2013 Annual Meeting; and
- 10 days following the date on which notice of the date of the 2014 Annual Meeting is mailed or the public disclosure of the date of the 2014 Annual Meeting is made.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2014 Annual Meeting is held on schedule, to be "timely" within the meaning of Rule 14a-4(c) under the Securities Exchange Act of 1934, we must receive written notice of your intention to introduce a nomination or other item of business at that Meeting between December 26, 2013 and January 25, 2014. If we do not receive written notice during that time period, or if we meet certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that Meeting will use their discretion in voting the proxies if any such matters are raised at the Meeting.

The nomination must contain the following information about the nominee (amongst other information, as specified in the By-laws):

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the class and number of shares of Pfizer stock owned (beneficially and of record) by the nominee;
- the information that would be required under the rules of the SEC in a proxy statement or other filing required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include (amongst other information, as specified in the By-laws):

- a brief description of the substance of, and the reasons for conducting, such business at such Meeting; and
- as to the shareholder proponent and the beneficial owner, if any, on whose behalf the proposal is being made:
  - the name and address of each such person and of any holder of record of the shareholder proponent's shares as they appear on our records;
  - the class and number of all shares of Pfizer stock owned by each such person (beneficially and of record) (with supporting documentation where appropriate);
  - any material interest of each such person, or any affiliates or associates of each such person, in such business; and
  - any other information relating to each such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies by each such person with respect to the proposed business to be brought by each such person before the annual meeting pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

Any person considering introducing a nomination or other item of business should carefully review our By-laws.

Other Business

The Board is not aware of any matters that are expected to come before the 2013 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the Proxy Committee intends to vote the proxies in accordance with its best judgment.

The Chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the procedures described above under "Requirements for Submitting Proxy Proposals and Nominating Directors."

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.

If you vote by telephone, the call is toll-free within the U.S., U.S. territories and Canada. No postage is required for mailing in the United States if you vote by mail using the enclosed prepaid envelope.

ANNEX 1

PFIZER INC.

CORPORATE GOVERNANCE PRINCIPLES

Role and Composition of the Board of Directors

1. General. The Board of Directors, which is elected by the shareholders, is the ultimate decision-making body of the Company, except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of non-employee Directors of stature who have substantive knowledge of the Company's business.

2. Succession Planning. The Board also plans for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer annually provides the Board with an assessment of senior managers and their potential to succeed him or her. He or she also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Board Leadership. The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board as a whole, as well as over executive sessions of the independent Directors, and shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board of Directors; provided that the Lead Independent Director, if any, shall preside over executive sessions of the Company's independent Directors. In addition, the Lead Independent Director, if any, shall facilitate information flow and communication among the Directors and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining Director independence, which either meet or exceed the independence requirements of the New York Stock Exchange ("NYSE") corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by expansion and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. Candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership and their ability to exercise sound judgment. Scientific expertise, prior government service and experience at policy-making levels involving issues affecting business, government, education, technology, as well as areas relevant to the Company's global business, are among the most significant criteria. Final approval of a candidate is determined by the full Board.

7. Voting for Directors. In accordance with the Corporation's By-laws, unless the Secretary of the Company determines that the number of nominees exceeds the number of Directors to be elected as of the record date for any meeting of the shareholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board.

9. Former Chief Executive Officer as Director. Upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Corporate Governance Committee shall periodically review the compensation of non-employee Directors.

12. Ownership Requirement. Each non-employee Director is required to hold at least $550,000 worth of Pfizer stock while serving as a Director of the Company. A Director's holdings include units granted to the Director as compensation for Board service and shares or units held under a deferral or similar plan. A Director will have five years from the date of (a) his or her first election as a Director or (b) if later, an increase in the amount of Pfizer stock required to be held, to satisfy this ownership requirement.

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting coincident with or next following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

14. Annual Board and Committee Self-Evaluation. The Board (under the supervision of the Corporate Governance Committee) and each Committee will conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required or appropriate for, the operation of the Company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee, Regulatory and Compliance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate Governance Committee. The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors. The membership of these Committees is rotated from time to time. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Pfizer or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Pfizer or any of its subsidiaries. The Board also will apply any heightened independence standards applicable to members of those Committees pursuant to NYSE requirements.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. Chief Executive Officer Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the independent Directors at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the independent Directors at a meeting or executive session of that group.

20. Communication with Stakeholders. The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, Company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude non-employee Directors, including the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chief Executive Officer, with approval from the Chairman of the Board (if the Chairman is a non-employee Director) or the Lead Independent Director, shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of non-employee Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

Committee Functions

27. Independence. The Audit, Compensation and Corporate Governance Committees consist only of independent Directors. A majority of the members of the Regulatory and Compliance Committee must be independent Directors.

28. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

29. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

Policy on Poison Pills

30. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

31. These principles are reviewed by the Board at least annually.

Appendix A
2012 Financial Report

INTRODUCTION

Our Financial Review is provided to assist readers in understanding the results of operations, financial condition and cash flows of Pfizer Inc. (the Company). It should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements. The discussion in this Financial Review contains forward-looking statements that involve substantial risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, such as those discussed in Part 1, Item 1A, "Risk Factors" of our 2012 Annual Report on Form 10-K and in the "Forward-Looking Information and Factors That May Affect Future Results", "Our Operating Environment" and "Our Strategy" sections of this Financial Review.

The Financial Review is organized as follows:

- *Overview of Our Performance, Operating Environment, Strategy and Outlook.* This section, beginning on page 2, provides information about the following: our business; our 2012 performance; our operating environment; our strategy; our business development initiatives, such as acquisitions, dispositions, licensing and collaborations; and our financial guidance for 2013.
- *Significant Accounting Policies and Application of Critical Accounting Estimates.* This section, beginning on page 10, discusses those accounting policies and estimates that we consider important in understanding Pfizer's consolidated financial statements. For additional discussion of our accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Basis of Presentation and Significant Accounting Policies.*
- *Analysis of the Consolidated Statements of Income.* This section begins on page 15, and consists of the following sections:
  - *Revenues.* This sub-section, beginning on page 15, provides an analysis of our revenues and products for the three years ended December 31, 2012, including an overview of research and development expenses and important biopharmaceutical product developments.
  - *Costs and Expenses.* This sub-section, beginning on page 28, provides a discussion about our costs and expenses.
  - *Provision for Taxes on Income.* This sub-section, beginning on page 33, provides a discussion of items impacting our tax provisions.
  - *Discontinued Operations.* This sub-section, on page 34, provides an analysis of the financial statement impact of our discontinued operations.
  - *Adjusted Income.* This sub-section, beginning on page 34, provides a discussion of an alternative view of performance used by management.
- *Analysis of the Consolidated Statements of Comprehensive Income.* This section, on page 38, provides a discussion of changes in certain components of other comprehensive income.
- *Analysis of the Consolidated Balance Sheets.* This section, beginning on page 38, provides a discussion of changes in certain balance sheet accounts.
- *Analysis of the Consolidated Statements of Cash Flows.* This section, beginning on page 39, provides an analysis of our consolidated cash flows for the three years ended December 31, 2012.
- *Analysis of Financial Condition, Liquidity and Capital Resources.* This section, beginning on page 40, provides an analysis of selected measures of our liquidity and of our capital resources as of December 31, 2012 and December 31, 2011, as well as a discussion of our outstanding debt and other commitments that existed as of December 31, 2012. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to help fund Pfizer's future activities.
- *New Accounting Standards.* This section, on page 44, discusses accounting standards that we have recently adopted, as well as those that recently have been issued, but not yet adopted.
- *Forward-Looking Information and Factors That May Affect Future Results.* This section, beginning on page 44, provides a description of the risks and uncertainties that could cause actual results to differ materially from those discussed in forward-looking statements presented in this Financial Review relating to, among other things, our anticipated financial and operating performance, business plans and prospects, in-line products and product candidates, strategic reviews, capital allocation, business-development plans, and plans relating to share repurchases and dividends. Such forward-looking statements are based on management's current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances. Also included in this section are discussions of Financial Risk Management and Legal Proceedings and Contingencies.

OVERVIEW OF OUR PERFORMANCE, OPERATING ENVIRONMENT, STRATEGY AND OUTLOOK

Our Business

Our mission is to apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global healthcare portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as many of the world's best-known consumer products. Every day, we work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. We also collaborate with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Our revenues are derived from the sale of our products, as well as through alliance agreements, under which we co-promote products discovered by other companies (Alliance revenues).

The majority of our revenues come from the manufacture and sale of biopharmaceutical products. The biopharmaceutical industry is highly competitive and we face a number of industry-specific challenges, which can significantly impact our results. These factors include, among others: the loss or expiration of intellectual property rights, the regulatory environment and pipeline productivity, pricing and access pressures, and increasing competition among branded products. (For more information about these challenges, see the "Our Operating Environment" section of this Financial Review.)

The financial information included in our consolidated financial statements for our subsidiaries operating outside the United States (U.S.) is as of and for the year ended November 30 for each year presented.

References to developed markets include the U.S., Western Europe, Japan, Canada, Australia, Scandinavia, South Korea, Finland and New Zealand; and references to Emerging Markets include the rest of the world, including, among other countries, China, Brazil, Mexico, Turkey, Russia and India.

On February 6, 2013, an initial public offering (IPO) of our subsidiary, Zoetis Inc. (Zoetis), was completed, pursuant to which we sold 99.015 million shares of Zoetis in exchange for the retirement of approximately $2.5 billion of Pfizer commercial paper issued on January 10, 2013. The IPO represented approximately 19.8% of the total outstanding Zoetis shares. On February 1, 2013, Zoetis shares began trading on the New York Stock Exchange under the symbol "ZTS." Prior to and in connection with the IPO, Zoetis completed a $3.65 billion senior notes offering and we transferred to Zoetis substantially all of the assets and liabilities of our Animal Health business. (For additional information, see Notes to Consolidated Financial Statements—*Note 19A. Subsequent Events: Zoetis Debt Offering and Initial Public Offering.*)

On November 30, 2012, we completed the sale of our Nutrition business to Nestlé for $11.85 billion in cash and recognized a gain of approximately $4.8 billion, net of tax, in *Gain/(loss) on sale of discontinued operations—net of tax*. The operating results of this business are reported as *Income/(loss) from discontinued operations—net of tax* in our consolidated statements of income for all periods presented. In addition, in our consolidated balance sheet as of December 31, 2011, the assets and liabilities associated with this discontinued operation are classified as *Assets of discontinued operations and other assets held for sale* and *Liabilities of discontinued operations*, as appropriate. (For additional information, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures* and see the "Our Business Development Initiatives" and "Discontinued Operations" sections of this Financial Review.)

On August 1, 2011, we completed the sale of our Capsugel business for approximately $2.4 billion in cash and recognized a gain of approximately $1.3 billion, net of tax, in *Gain/(loss) on sale of discontinued operations—net of tax*. The operating results of this business are reported as *Income/(loss) from discontinued operations—net of tax* in our consolidated statements of income for the years ended December 31, 2011 and December 31, 2010. (For additional information, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures* and see the "Our Business Development Initiatives" and "Discontinued Operations" sections of this Financial Review.)

The assets, liabilities, operating results and cash flows of acquired businesses, such as King Pharmaceuticals, Inc. (King) (acquired on January 31, 2011), are included in our results on a prospective basis only commencing from the acquisition date. As such, our consolidated financial statements for the year ended December 31, 2011 reflect approximately 11 months of King's U.S. operations and approximately 10 months of King's international operations. (For additional information about these acquisitions, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions* and see the "Our Business Development Initiatives" section of this Financial Review.)

Our 2012 Performance

Revenues decreased 10% in 2012 to $59.0 billion, compared to $65.3 billion in 2011, which reflects an operational decline of $4.8 billion or 8%, primarily the result of the loss of exclusivity of Lipitor in most major markets, including the U.S. on November 30, 2011 and most of developed Europe in March and May 2012, and the unfavorable impact of foreign exchange of $1.5 billion, or 2%. Lipitor and other product losses of exclusivity, as well as the final-year terms of our collaboration agreements in certain markets for Spiriva, negatively impacted revenues by approximately $7.7 billion, or 12%, in 2012 compared to 2011.

The following table provides the significant impacts on revenues for 2012 as compared to 2011:

(MILLIONS OF DOLLARS)	2012 v. 2011 Increase/ (Decrease)	% Change
Lipitor[(a)]	$ (5,629)	(59)
Geodon/Zeldox[(a)]	(669)	(65)
Xalatan/Xalacom[(a)]	(444)	(36)
Caduet[(a)]	(280)	(52)
Effexor	(253)	(37)
Zosyn/Tazocin	(152)	(24)
Aromasin[(a)]	(151)	(42)
Aricept[(b)]	(124)	(28)
Detrol/Detrol LA[(a)]	(122)	(14)
Celebrex	196	8
Lyrica	465	13
Alliance revenues[(a)]	(138)	(4)
All other biopharmaceutical products[(c)]	525	7
Animal Health products	115	3
Consumer Healthcare products	184	6

(a) Lipitor and Caduet lost exclusivity in the U.S. in November 2011 and various other major markets in 2011 and 2012. Xalatan lost exclusivity in the U.S. in March 2011 and in the majority of European markets in January 2012. Aromasin lost exclusivity in the U.S. in April 2011, in the majority of European markets in July 2011 and in Japan in November 2011. Geodon lost exclusivity in the U.S. in March 2012. Detrol immediate release (Detrol IR) lost exclusivity in the U.S. in June 2012. Detrol lost exclusivity in most European markets in September 2012. We lost exclusivity for Aricept 5mg and 10mg tablets, which are included in Alliance revenues, in the U.S. in November 2010 and in the majority of European markets in February 2012 and April 2012. Lower revenues for Spiriva in certain European countries, Canada and Australia reflect final-year terms of our collaboration agreements in those markets.

(b) Represents direct sales under license agreement with Eisai Co., Ltd.

(c) Includes the "All other" category included in the *Revenues—Major Biopharmaceutical Products* table presented in this Financial Review, which includes sales of generic atorvastatin.

Income from continuing operations was $9.5 billion in 2012 compared to $8.4 billion in 2011, primarily reflecting, among other items:

- a settlement with the U.S. Internal Revenue Service and the resolution of certain foreign tax audits in 2012, all of which related to multiple tax years, which resulted in a tax benefit of approximately $1.1 billion and $310 million, respectively, representing tax and interest (see further discussion in Notes to Consolidated Financial Statements—*Note 5A. Tax Matters: Taxes on Income from Continuing Operations*);
- purchase accounting charges that were approximately $1.8 billion (pre-tax) lower in 2012 than 2011;
- acquisition-related costs that were approximately $1.0 billion (pre-tax) lower in 2012 than 2011; and
- charges related to our non-acquisition related cost-reduction and productivity initiatives that were approximately $645 million (pre-tax) lower in 2012 than 2011,

partially offset by:

- the loss of exclusivity of Lipitor, as well as certain other products, resulting in lower revenues and associated expenses (see also "The Loss or Expiration of Intellectual Property Rights" section of this Financial Review);
- charges for certain legal matters that were approximately $1.4 billion (pre-tax) higher in 2012 than 2011 (see further discussion in the "Costs and Expenses—Other Deductions—Net" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net*); and
- charges in 2012 associated with the separation of Zoetis of $325 million (pre-tax) (see further discussion in the "Costs and Expenses—Selling, Informational and Administrative (SI&A) Expenses" and "Other Deductions—Net" sections of this Financial Review and Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net*).

Also, see the "Discontinued Operations" section of this Financial Review.

Our Operating Environment

U.S. Healthcare Legislation

Principal Provisions Affecting Us

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (together, the U.S. Healthcare Legislation, and also known as the Affordable Care Act), was enacted in the U.S. In June 2012, the U.S. Supreme Court upheld the constitutionality of the requirement in the U.S. Healthcare Legislation for Americans to have insurance (called the individual mandate) (for additional information, see the "Government Regulation and Price Constraints" section of our 2012 Annual Report on Form 10-K). This legislation has resulted in both current and longer-term impacts on us, as discussed below.

Certain provisions of the U.S. Healthcare Legislation became effective in 2010 or in 2011, while other provisions will become effective on various dates. The principal provisions affecting us provide for the following:

- an increase, from 15.1% to 23.1%, in the minimum rebate on branded prescription drugs sold to Medicaid beneficiaries (effective January 1, 2010);
- extension of Medicaid prescription drug rebates to drugs dispensed to enrollees in certain Medicaid managed care organizations (effective March 23, 2010);
- expansion of the types of institutions eligible for the "Section 340B discounts" for outpatient drugs provided to hospitals serving a disproportionate share of low-income individuals and meeting the qualification criteria under Section 340B of the Public Health Service Act of 1944 (effective January 1, 2010);
- discounts on branded prescription drug sales to Medicare Part D participants who are in the Medicare "coverage gap," also known as the "doughnut hole" (effective January 1, 2011); and
- a fee payable to the federal government (which is not deductible for U.S. income tax purposes) based on our prior-calendar-year share relative to other companies of branded prescription drug sales to specified government programs (effective January 1, 2011, with the total fee to be paid each year by the pharmaceutical industry increasing annually through 2018).

Impacts to our 2012 Results

We recorded the following amounts in 2012 as a result of the U.S. Healthcare Legislation:

- $593 million recorded as a reduction to *Revenues,* related to the higher, extended and expanded rebate provisions and the Medicare "coverage gap" discount provision; and
- $336 million recorded in *Selling, informational and administrative expenses*, related to the fee payable to the federal government referred to above.

Impacts to our 2011 Results

We recorded the following amounts in 2011 as a result of the U.S. Healthcare Legislation:

- $648 million recorded as a reduction to *Revenues,* related to the higher, extended and expanded rebate provisions and the Medicare "coverage gap" discount provision; and
- $248 million recorded in *Selling, informational and administrative expenses*, related to the fee payable to the federal government referred to above.

Other Impacts

- *Individual Mandate*—The financial impact of U.S. healthcare reform may be affected by certain additional developments over the next few years, including pending implementation guidance relating to the U.S. Healthcare Legislation and certain healthcare reform proposals. In addition, the U.S. Healthcare Legislation requires that, except in certain circumstances, individuals obtain health insurance beginning in 2014, and it also provides for an expansion of Medicaid coverage in 2014. It is expected that, as a result of these provisions, there will be a substantial increase in the number of Americans with health insurance beginning in 2014, a significant portion of whom will be eligible for Medicaid. We anticipate that this will increase demand for pharmaceutical products overall. However, because of the substantial mandatory rebates we pay under the Medicaid program and because a significant percentage of the Americans who will be included in the coverage expansion are expected to be young, we do not anticipate that implementation of the coverage expansion will generate significant additional revenues for Pfizer. In June 2012, the U.S. Supreme Court upheld the constitutionality of all provisions of the U.S. Healthcare Legislation, with the exception of the provisions concerning Medicaid expansion; as a result of the Court's ruling regarding Medicaid, states can choose not to expand their Medicaid populations without losing federal funding for their existing Medicaid populations. The Congressional Budget Office estimates that the new state flexibility is likely to result in six million fewer new Medicaid enrollees than were initially expected to enroll as a result of the eligibility expansion and that half of these people are expected to gain coverage through Health Insurance Exchanges, and the remaining three million are likely to remain uninsured.
- *Biotechnology Products*—The U.S. Healthcare Legislation also created a framework for the approval of biosimilars (also known as follow-on biologics) following the expiration of 12 years of exclusivity for the innovator biologic, with a potential six-month pediatric extension. Under the U.S. Healthcare Legislation, biosimilars applications may not be submitted until four years after the approval of the reference,

innovator biologic. The U.S. Food and Drug Administration (FDA) is responsible for implementation of the legislation, which will require the FDA to address such key topics as the type and extent of data needed to establish biosimilarity; the data required to achieve interchangeability compared to biosimilarity; the naming convention for biosimilars; the tracking and tracing of adverse events; and the acceptability of data using a non-U.S. licensed comparator to demonstrate biosimilarity and/or interchangeability with a U.S.-licensed reference product. The FDA has begun to address some of these issues with the February 2012 release of three draft guidance documents. Specifically, the FDA has clarified that biosimilar applicants may use a non-U.S. licensed comparator in certain studies to support a demonstration of biosimilarity to a U.S.-licensed reference product. If competitors are able to obtain marketing approval for biosimilars referencing our biotechnology products, our biotechnology products may become subject to competition from biosimilars, with attendant competitive pressure, and price reductions could follow. Expiration or successful challenge of applicable patent rights could trigger this competition, assuming any relevant exclusivity period has expired. As part of our business strategy, we are developing biosimilar medicines using our expertise in biologics and our regulatory, commercial and manufacturing strengths. As such, a better-defined biosimilars approval pathway will assist us in pursuing approval of our own biosimilar products in the U.S.

The Loss or Expiration of Intellectual Property Rights

As is inherent in the biopharmaceutical industry, the loss or expiration of intellectual property rights can have a significant adverse effect on our revenues. Many of our products have multiple patents that expire at varying dates, thereby strengthening our overall patent protection. However, once patent protection has expired or has been lost prior to the expiration date as a result of a legal challenge, we lose exclusivity on these products, and generic pharmaceutical manufacturers generally produce similar products and sell them for a lower price. This price competition can substantially decrease our revenues for products that lose exclusivity, often in a very short period of time. While small molecule products are impacted in such a manner, biologics currently have additional barriers to entry related to the manufacture of such products and, unlike small molecule generics, biosimilars are not necessarily identical to the reference products. Therefore, generic competition with respect to biologics may not be as significant. A number of our current products are expected to face significantly increased generic competition over the next few years.

Our financial results in 2012 and our financial guidance for 2013, as applicable, reflect the impact of the loss of exclusivity of various products and the expiration of certain alliance product contract rights discussed below (see the "Our Financial Guidance for 2013" section of this Financial Review). Specifically:

- Lipitor in the U.S.—We lost exclusivity for Lipitor in the U.S. in November 2011. The entry of multi-source generic competition in the U.S. began in May 2012, with attendant increased competitive pressures. Through the end of 2011, sales of Lipitor in the U.S. were reported in our Primary Care business unit. Beginning in 2012, sales of Lipitor in the U.S. were reported in our Established Products business unit.

  Lipitor in international markets—Lipitor lost exclusivity in Japan in June 2011 (with generic competition occurring in November 2011), Australia in April 2012 and most of developed Europe in March 2012 and May 2012. In Europe, Japan and Australia, Lipitor now faces multi-source generic competition. In other international markets, Lipitor has lost exclusivity in certain countries and will lose exclusivity at various times in other countries.

  Prior to loss of exclusivity, sales of Lipitor in each market except for those in Emerging Markets, are reported in our Primary Care business unit. Typically, as of the beginning of the fiscal year following loss of exclusivity in a market, sales of Lipitor in that market, except for those in Emerging Markets, are reported in our Established Products business unit. Sales of Lipitor in the U.S. and Japan have been reported in our Established Products business unit since January 1, 2012, and sales of Lipitor in developed Europe began to be reported in our Established Products business unit on January 1, 2013.
- Other recent loss of exclusivity impacts—In the U.S., we lost exclusivity for Vfend tablets in February 2011, for Xalatan in March 2011 and for Geodon in March 2012. The basic U.S. patent (including the six-month pediatric exclusivity period) for Protonix expired in January 2011. The basic patent for Vfend tablets in Brazil expired in January 2011. We lost exclusivity for Aromasin in the U.S. in April 2011, in the majority of European markets in July 2011 and in Japan in November 2011. We lost exclusivity for Xalatan and Xalacom in the majority of European markets in January 2012. We lost exclusivity for Aricept in the majority of European markets in February 2012 and April 2012. Caduet lost exclusivity in the U.S. in November 2011 and in the majority of European markets in March and May 2012. We lost exclusivity in the U.S. in September 2012 for Revatio tablet, and in June 2012 for Detrol IR. Detrol lost exclusivity in most European markets in September 2012.

In addition, we expect to lose exclusivity for various other products in various markets over the next few years. For additional information, including with regard to the expiration of the patents for various products in the U.S., European Union (EU) and Japan, see the "Patents and Intellectual Property Rights" section of our 2012 Annual Report on Form 10-K.

We will continue to aggressively defend our patent rights whenever we deem appropriate. For a discussion of certain recent developments with respect to patent litigation, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*.

In Alliance revenues, we expect to be negatively impacted by the following over the next few years:

- Aricept—Our rights to Aricept in Japan returned to Eisai Co., Ltd. in December 2012. We expect to lose exclusivity for the Aricept 23mg tablet in the U.S. in July 2013.
- Spiriva—Our collaboration with Boehringer Ingelheim (BI) for Spiriva expires on a country-by-country basis between 2012 and 2016, including the expiration in certain EU markets and Canada and Australia in 2012, which adversely impacted our 2012 results. We expect to experience a graduated decline in revenues from Spiriva through 2016.
- Enbrel—Our U.S. and Canada collaboration agreement with Amgen Inc. for Enbrel will expire in October 2013. While we are entitled to royalties for 36 months thereafter, we expect that those royalties will be significantly less than our current share of Enbrel profits from U.S. and Canada sales. Outside the U.S. and Canada, our exclusive rights to Enbrel continue in perpetuity.

- Rebif—Our collaboration agreement with EMD Serono Inc. (Serono) to co-promote Rebif in the U.S. will expire either at the end of 2013 or the end of 2015, depending on the outcome of pending litigation between Pfizer and Serono concerning the interpretation of the agreement. We believe that we are entitled to a 24-month extension of the agreement to the end of 2015. Serono believes that we are not entitled to the extension and that the agreement will expire at the end of 2013. In October 2011, the Philadelphia Court of Common Pleas sustained our preliminary objections and dismissed Serono's complaint, and Serono has appealed the decision to the Superior Court of Pennsylvania. For additional information, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies.*

Pipeline Productivity and Regulatory Environment

The discovery and development of safe, effective new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our businesses. We are confronted by increasing regulatory scrutiny of drug safety and efficacy, even as we continue to gather safety and other data on our products, before and after the products have been launched. Our product lines must be replenished over time in order to offset revenue losses when products lose their exclusivity, as well as to provide for revenue and earnings growth. We devote considerable resources to research and development (R&D) activities. These activities involve a high degree of risk and may take many years, and with respect to any specific research and development project, there can be no assurance that the development of any particular product candidate or new indication for an in-line product will achieve desired clinical endpoints and safety profile, will be approved by regulators or will be successful commercially. We continue to closely evaluate our global research and development function and pursue strategies intended to improve innovation and overall productivity in R&D by prioritizing areas that we believe have the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas that we believe have the highest potential to deliver value in the near term and over time.

During the development of a product, we conduct clinical trials to provide data on the drug's safety and efficacy to support the evaluation of its overall benefit-risk profile for a particular patient population. In addition, after a product has been approved and launched, we continue to monitor its safety as long as it is available to patients, and post-marketing trials may be conducted, including trials requested by regulators and trials that we do voluntarily to gain additional medical knowledge. For the entire life of the product, we collect safety data and report potential problems to the FDA. The FDA and regulatory authorities in other jurisdictions may evaluate potential safety concerns and take regulatory actions in response, such as updating a product's labeling, restricting the use of a product, communicating new safety information to the public, or, in rare cases, removing a product from the market.

Pricing and Access Pressures

Governments, managed care organizations and other payer groups continue to seek increasing discounts on our products through a variety of means, such as leveraging their purchasing power, implementing price controls, and demanding price cuts (directly or by rebate actions). In particular, we continue to face widespread downward pressures on international pricing and reimbursement, particularly in developed European markets, Japan and in certain emerging markets, all of which have a large government share of pharmaceutical spending and are facing a difficult fiscal environment. Specific pricing pressures in 2012 included measures to reduce pharmaceutical prices and expenditures in Spain, Italy, France, Greece, Ireland, Portugal and Japan. Also, health insurers and benefit plans continue to limit access to certain of our medicines by imposing formulary restrictions in favor of the increased use of generics. In prior years, Presidential advisory groups tasked with reducing healthcare spending have recommended and legislative changes have been proposed that would allow the U.S. government to directly negotiate prices with pharmaceutical manufacturers on behalf of Medicare beneficiaries, which we expect would restrict access to and reimbursement for our products. There also continue to be legislative proposals to amend U.S. laws to allow the importation into the U.S. of prescription drugs from outside the U.S., which can be sold at prices that are regulated by the governments of various foreign countries. If importation of medicines is allowed, an increase in cross-border trade in medicines subject to foreign price controls in other countries could occur and negatively impact our revenues.

In August 2011, the federal Budget Control Act of 2011 (the Budget Control Act) was enacted in the U.S. The Budget Control Act includes provisions to raise the U.S. Treasury Department's borrowing limit, known as the debt ceiling, and provisions to reduce the federal deficit by $2.4 trillion between 2012 and 2021. Deficit-reduction targets include $900 billion of discretionary spending reductions associated with the Department of Health and Human Services and various agencies charged with national security, but those discretionary spending reductions do not include programs such as Medicare and Medicaid or direct changes to pharmaceutical pricing, rebates or discounts. The Office of Management and Budget (OMB) is responsible for identifying the remaining $1.5 trillion of deficit reductions, which will be divided evenly between defense and non-defense spending. Under this OMB review process, Social Security, Medicaid, Veteran Benefits and certain other spending categories are excluded from consideration, but reductions in payments to Medicare providers may be made, although any such reductions are prohibited by law from exceeding 2% of the originally budgeted amount. Additionally, certain payments to Medicare Part D plans, such as low-income subsidy payments, are exempt from reduction. While we do not know the specific nature of the spending reductions under the Budget Control Act that will affect Medicare, we do not expect that those reductions will have a material adverse impact on our results of operations. However, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, and/or any significant additional taxes or fees that may be imposed on us, as part of any broader deficit-reduction effort or legislative replacement for the Budget Control Act, could have an adverse impact on our results of operations.

Enforcement of the U.S. federal debt ceiling has been suspended through May 18, 2013. If the U.S. federal government fails to suspend enforcement of the debt ceiling beyond May 18, 2013 or to increase the debt ceiling and, as a result, is unable to satisfy its financial obligations, including under Medicare, Medicaid and other publicly funded or subsidized health programs, our results of operations could be adversely impacted.

Competition Among Branded Products

Many of our products face competition in the form of branded products, which treat similar diseases or indications. These competitive pressures can have an adverse impact on our results of operations.

The Global Economic Environment

In addition to the industry-specific factors discussed above, we, like other businesses, continue to face the effects of the challenging economic environment, which have impacted our biopharmaceutical operations in the U.S. and Europe, including the countries that use the euro, affecting the performance of products such as Lyrica, Enbrel, Prevnar 13/Prevenar 13 and Celebrex, and in a number of emerging markets. We believe that patients, experiencing the effects of the challenging economic environment, including high unemployment levels, and increases in co-pays, sometimes switch to generic products, delay treatments, skip doses or use less effective treatments to reduce their costs. Challenging economic conditions in the U.S. also have increased the number of patients in the Medicaid program, under which sales of pharmaceuticals are subject to substantial rebates and, in many states, to formulary restrictions limiting access to brand-name drugs, including ours. In addition, we continue to experience pricing pressure in various markets around the world, including in developed European markets, Japan and in a number of emerging markets, with government-mandated reductions in prices for certain biopharmaceutical products and government-imposed access restrictions in certain countries.

Significant portions of our revenues and earnings are exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. As we operate in multiple foreign currencies, including the euro, the Japanese yen, the U.K. pound, the Chinese renminbi, the Canadian dollar and approximately 100 other currencies, changes in those currencies relative to the U.S. dollar will impact our revenues and expenses. If the U.S. dollar weakens against a specific foreign currency, our revenues will increase, having a positive impact, and our overall expenses will increase, having a negative impact, on net income. Likewise, if the U.S. dollar strengthens against a specific foreign currency, our revenues will decrease, having a negative impact, and our overall expenses will decrease, having a positive impact on net income. Therefore, significant changes in foreign exchange rates can impact our results and our financial guidance.

Despite the challenging financial markets, Pfizer maintains a strong financial position. Due to our significant operating cash flows, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. Our long-term debt is rated investment grade by both Standard & Poor's (S&P) and Moody's Investors Service. As market conditions change, we continue to monitor our liquidity position. We have taken and will continue to take a conservative approach to our financial investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, available-for-sale debt securities. For further discussion of our financial condition, see the "Analysis of Financial Condition, Liquidity and Capital Resources" section of this Financial Review.

Our Strategy

We believe that our medicines provide significant value for both healthcare providers and patients, not only from the improved treatment of diseases but also from a reduction in other healthcare costs, such as emergency room or hospitalization costs, as well as improvements in health, wellness and productivity. We continue to actively engage in dialogues about the value of our products and how we can best work with patients, physicians and payers to prevent and treat disease and improve outcomes. We will work within the current legal and pricing structures, as well as continue to review our pricing arrangements and contracting methods with payers, to maximize access to patients and minimize any adverse impact on our revenues.

On November 30, 2012, we completed the sale of our Nutrition business to Nestlé. On February 6, 2013, we completed the sale of approximately 19.8% of our ownership stake in Zoetis through an initial public offering. We may in the future make a tax-free distribution to our shareholders of all or a portion of our remaining equity interest in Zoetis, which may include one or more distributions effected as a dividend to all Pfizer shareholders, one or more distributions in exchange for Pfizer shares or other securities, or any combination thereof. We will consider all alternatives to maximize the after-tax return for our shareholders, including a tax-free distribution to our shareholders. If pursued, any disposition would be subject to various conditions, including receipt of any necessary regulatory or other approvals and the existence of satisfactory market conditions.

If we decide to fully separate Zoetis, then, following such separation, Pfizer will be a global biopharmaceutical company with an innovative core (our Primary Care, Specialty Care and Oncology units) and a value core (our Established Products unit) in developed markets, with different cost structures and operating drivers. Our Emerging Markets unit has a geographic focus that includes both the innovative and value cores in those markets. The innovative core includes a portfolio of innovative, largely patent-protected, in-line products and an R&D organization focused on continuing to build a robust pipeline of highly differentiated product candidates in areas of unmet medical needs. The value core includes a portfolio of products that have lost exclusivity or are approaching the loss of exclusivity that help meet the global need for less expensive, quality medicines. In addition, we have a complementary Consumer Healthcare business with several well-known brands.

In response to the challenging operating environment, we have taken and continue to take many steps to strengthen our Company and better position ourselves for the future. We believe in a comprehensive approach to our challenges—organizing our business to maximize research, development and commercial opportunities, improving the performance of our innovative core, making the right capital allocation decisions, and protecting our intellectual property.

We continue to closely evaluate our global research and development function and pursue strategies intended to improve innovation and overall productivity in R&D by prioritizing areas that we believe have the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas that we believe have the highest potential to deliver value in the near term and over time. To that end, our research primarily focuses on five high-priority areas that have a mix of small and large molecules—immunology and inflammation; oncology; cardiovascular and metabolic diseases; neuroscience and pain; and vaccines. In addition to reducing the number of disease areas of focus, we have realigned and reduced our research and development footprint and outsourced certain functions that do not drive competitive advantage for Pfizer. For additional information, see the "Our Financial Guidance for 2013" and "Costs and Expenses—Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" sections of this Financial Review.

While a significant portion of R&D is done internally, we continue to seek to expand our pipeline by entering into agreements with other companies to develop, license or acquire promising compounds, technologies or capabilities. Collaboration, alliance and license agreements and acquisitions allow us to capitalize on these compounds to expand our pipeline of potential future products. In addition, collaborations and alliances allow us to share risk and to access external scientific and technological expertise.

For information about our pending new drug applications (NDA) and supplemental filings, see the "Revenues—Product Developments—Biopharmaceutical" section of this Financial Review.

We continue to build on our broad portfolio of businesses through various business development transactions. See the "Our Business Development Initiatives" section of this Financial Review for information on our recent transactions and strategic investments that we believe complement our businesses.

We continue to aggressively defend our patent rights against increasingly aggressive infringement whenever appropriate (see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*), and we will continue to support efforts that strengthen worldwide recognition of patent rights while taking necessary steps to ensure appropriate patient access. In addition, we will continue to employ innovative approaches to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of our products, and we will continue to participate in the generics market for our products, whenever appropriate, once they lose exclusivity.

We remain focused on achieving an appropriate cost structure for the Company. For information regarding our cost-reduction and productivity initiatives, see the "Costs and Expenses—Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" section of this Financial Review.

Our strategy also includes directly enhancing shareholder value through dividends and share repurchases. On December 17, 2012, our Board of Directors declared a first-quarter 2013 dividend of $0.24 per share, an increase from the $0.22 per-share quarterly dividend paid during 2012. Also, on November 30, 2012, a new $10 billion share repurchase plan, to be utilized over time, became effective.

Our Business Development Initiatives

We are committed to capitalizing on growth opportunities by advancing our own pipeline and maximizing the value of our in-line products, as well as through various forms of business development, which can include alliances, licenses, joint ventures, dispositions and acquisitions. We view our business development activity as an enabler of our strategies, and we seek to generate profitable revenue growth and enhance shareholder value by pursuing a disciplined, strategic and financial approach to evaluating business development opportunities. We are especially interested in opportunities in our five high-priority therapeutic areas—immunology and inflammation; oncology; cardiovascular and metabolic diseases; neuroscience and pain; and vaccines—and in emerging markets and established products. We assess our businesses and assets as part of our regular, ongoing portfolio review process and also continue to consider business development activities for our businesses.

The most significant recent transactions and events are described below.

- On February 6, 2013, an initial public offering of Zoetis was completed, pursuant to which we sold 99.015 million shares of Zoetis in exchange for the retirement of approximately $2.5 billion of Pfizer commercial paper issued on January 10, 2013. The IPO represented approximately 19.8% of the total outstanding Zoetis shares. For additional information, see Notes to Consolidated Financial Statements—*Note 19A. Subsequent Events: Zoetis Debt Offering and Initial Public Offering.*
- On November 30, 2012, we completed the sale of our Nutrition business to Nestlé for $11.85 billion in cash. For additional information, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*
- On November 27, 2012, we completed our acquisition of NextWave Pharmaceuticals Incorporated (NextWave), a privately held, specialty pharmaceutical company. As a result of the acquisition, Pfizer now holds exclusive North American rights to Quillivant XR™ (methylphenidate hydrochloride), the first once-daily liquid medication approved in the U.S. for the treatment of ADHD. The total consideration for the acquisition was approximately $442 million. For additional information, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
- On October 31, 2012, our equity-method investee, ViiV Healthcare Limited (ViiV), acquired the remaining 50% of Shionogi-ViiV Healthcare LLC, its equity-method investee, from Shionogi & Co., Ltd. (Shionogi) in consideration for a 10% interest in ViiV (newly issued shares) and contingent consideration in the form of future royalties. For additional information, see Notes to Consolidated Financial Statements—*Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Equity-Method Investments.*

- On September 6, 2012, Pfizer and Zhejiang Hisun Pharmaceuticals Co., Ltd., a leading Chinese pharmaceutical company, created a new company, Hisun Pfizer Pharmaceuticals Company Limited (HPP), to develop, manufacture and commercialize off-patent pharmaceutical products in China and global markets. HPP was established with registered capital of $250 million. For additional information, see Notes to Consolidated Financial Statements—*Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Equity-Method Investments.*
- On August 13, 2012, we announced that we entered into an agreement with AstraZeneca for the global over-the-counter (OTC) rights for Nexium, a leading prescription drug currently approved to treat the symptoms of gastroesophageal reflux disease. We made an upfront payment of $250 million to AstraZeneca, and AstraZeneca is eligible to receive milestone payments of up to $550 million based on product launches and level of sales as well as royalty payments based on sales. A marketing authorization application for OTC Nexium in a 20mg tablet form was filed with the European Medicines Agency in June 2012. A new drug application filing for OTC Nexium in the U.S. in a 20mg delayed-release capsule is targeted for the first half of 2013. For additional information, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
- On March 12, 2012, Biocon and Pfizer announced the conclusion of their October 18, 2010 alliance to commercialize Biocon's biosimilar versions of insulin and insulin analog products. The companies agreed that, due to the individual priorities for their respective biosimilars businesses, each company would move forward independently.
- On February 26, 2012, we completed our acquisition of Alacer Corp. (Alacer), a company that manufactures, markets and distributes Emergen-C, a line of effervescent, powdered drink mix vitamin supplements that is the largest-selling branded vitamin C line in the U.S. For additional information, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
- On December 1, 2011, we completed our acquisition of the consumer healthcare business of Ferrosan Holding A/S (Ferrosan), a Danish company engaged in the sale of science-based consumer healthcare products, including dietary supplements and lifestyle products, primarily in the Nordic region and the emerging markets of Russia and Central and Eastern Europe. Our acquisition of Ferrosan's consumer healthcare business strengthens our presence in dietary supplements with a new set of brands and pipeline products. For additional information, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
- On November 30, 2011, we completed our acquisition of Excaliard Pharmaceuticals, Inc. (Excaliard), a privately owned biopharmaceutical company. Excaliard's lead compound, EXC-001, a Phase 2 compound, is an antisense oligonucleotide designed to interrupt the process of skin fibrosis by inhibiting expression of connective tissue growth factor (CTGF). The total consideration for the acquisition was approximately $174 million. For additional information, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
- In October 2011, we entered into an agreement with GlycoMimetics, Inc. for their investigational compound GMI-1070. GMI-1070 is a pan-selectin antagonist currently in Phase 2 development for the treatment of vaso-occlusive crisis associated with sickle cell disease. GMI-1070 has received Orphan Drug and Fast Track status from the FDA. Under the terms of the agreement, Pfizer received an exclusive worldwide license to GMI-1070 for vaso-occlusive crisis associated with sickle cell disease and for other diseases for which the drug candidate may be developed. GlycoMimetics is responsible for completion of the ongoing Phase 2 trial under Pfizer's oversight, and Pfizer is responsible for all further development and commercialization. GlycoMimetics is entitled to payments up to approximately $340 million, including an upfront payment as well as development, regulatory and commercial milestones. GlycoMimetics is also eligible for royalties on any sales.
- On September 20, 2011, we completed our cash tender offer for the outstanding shares of Icagen, Inc. (Icagen), resulting in an approximate 70% ownership of the outstanding shares of Icagen, a biopharmaceutical company focused on discovery, development and commercialization of novel, orally-administered small molecule drugs that modulate ion channel targets. On October 27, 2011, we acquired all of the remaining shares of Icagen. For additional information, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
- On August 1, 2011, we sold our Capsugel business for approximately $2.4 billion in cash. For additional information, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*
- On January 31, 2011 (the acquisition date), we completed a tender offer for the outstanding shares of common stock of King and acquired approximately 92.5% of the outstanding shares for approximately $3.3 billion in cash. On February 28, 2011, we acquired the remaining shares of King for approximately $300 million in cash. As a result, the total fair value of consideration transferred for King was approximately $3.6 billion in cash ($3.2 billion, net of cash acquired). For additional information, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
- On November 8, 2010, we consummated our partnership to develop and commercialize generic medicines with Laboratório Teuto Brasileiro S.A. (Teuto) a leading generics company in Brazil. As part of the transaction, we acquired a 40% equity stake in Teuto, and entered into a series of commercial agreements. The partnership is enhancing our position in Brazil, a key emerging market, by providing access to Teuto's portfolio of products. Through this partnership, we have access to significant distribution networks in rural and suburban areas in Brazil and the opportunity to register and commercialize Teuto's products in various markets outside Brazil. For additional information, see also Notes to Consolidated Financial Statements—*Note 2D. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Equity-Method Investments.*
- On October 6, 2010, we completed our acquisition of FoldRx Pharmaceuticals, Inc. (FoldRx), a privately held drug discovery and clinical development company. FoldRx's lead product candidate, Vyndaqel (tafamidis meglumine), was approved in the EU in November 2011 and our new drug application was accepted for review in the U.S. in February 2012. This product is a first-in-class oral therapy for the treatment of transthyretin familial amyloid polyneuropathy (TTR-FAP), a progressively fatal genetic neurodegenerative disease, for which

liver transplant is the only treatment option currently available. Our acquisition of FoldRx has increased our presence in the growing rare medical disease market, which complements our Specialty Care unit. For additional information regarding Vyndaqel (tafamidis meglumine), see the "Product Developments—Biopharmaceutical" section of this Financial Review. The total consideration for the acquisition was approximately $400 million. For additional information about the acquisition, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*

Our Financial Guidance for 2013

We forecast 2013 revenues of $56.2 billion to $58.2 billion, Reported diluted earnings per common share (EPS) of $1.50 to $1.65 and Adjusted diluted EPS of $2.20 to $2.30. The exchange rates assumed in connection with the 2013 financial guidance are as of mid-January 2013. For an understanding of Adjusted income and Adjusted diluted EPS (both non-GAAP financial measures), see the "Adjusted Income" section of this Financial Review.

The 2013 financial guidance reflects the benefit of a full-year contribution from Zoetis. We plan to update this guidance in April 2013 to reflect the impact of the recent initial public offering (IPO) of an approximate 19.8% ownership interest in Zoetis. For additional information on the IPO, see Notes to Consolidated Financial Statements—*Note 19A. Subsequent Events: Zoetis Debt Offering and Initial Public Offering.*

The following table provides a reconciliation of 2013 Adjusted income and Adjusted diluted EPS guidance to 2013 Reported net income attributable to Pfizer Inc. and Reported diluted EPS attributable to Pfizer Inc. common shareholders guidance:

	Full-Year 2013 Guidance	
(BILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	Net Income[(a)]	Diluted EPS[(a)]
Adjusted income/adjusted diluted EPS[(b)] guidance	~$15.4 - $16.1	~$2.20 - $2.30
Purchase accounting impacts of transactions completed as of December 31, 2012	(3.4)	(0.49)
Acquisition-related costs	(0.4 - 0.5)	(0.06 - 0.07)
Non-acquisition-related restructuring costs[(c)]	(0.5 - 0.8)	(0.8 - 0.12)
Costs associated with the separation of Zoetis[(d)]	(0.2)	(0.2)
Reported net income attributable to Pfizer Inc./diluted EPS guidance[(d)]	~$10.5 - $11.6	~$1.50 - $1.65

(a) Does not assume the completion of any business development transactions not completed as of December 31, 2012, including any one-time upfront payments associated with such transactions, and excludes the potential effects of the resolution of litigation-related matters not substantially resolved as of December 31, 2012.

(b) For an understanding of Adjusted income and Adjusted diluted EPS, see the "Adjusted Income" section of this Financial Review.

(c) Includes amounts related to our initiatives to reduce R&D spending, including our realigned R&D footprint, and amounts related to other cost-reduction and productivity initiatives. In our reconciliation between *Net income attributable to Pfizer Inc.*, as reported under principles generally accepted in the United States of America (U.S. GAAP), and Adjusted income, and in our reconciliation between diluted EPS, as reported under U.S. GAAP, and Adjusted diluted EPS, these amounts are categorized as Certain Significant Items (see the "Adjusted Income—Reconciliation" section of this Financial Review).

(d) Reported Diluted EPS guidance includes a $0.02 unfavorable impact for certain non-recurring costs that we expect to incur related to the separation of Zoetis, including new branding, the creation of a standalone infrastructure, site separation and certain legal registration and patent assignment costs.

Our 2013 financial guidance is subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results", "Our Operating Environment" and "Our Strategy" sections of this Financial Review and in Part I, Item 1A, "Risk Factors", of our 2012 Annual Report on Form 10-K.

SIGNIFICANT ACCOUNTING POLICIES AND APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

For a description of our significant accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Basis of Presentation and Significant Accounting Policies.*

Of these policies, the following are considered critical to an understanding of Pfizer's Consolidated Financial Statements as they require the application of the most difficult, subjective and complex judgments: (i) Acquisitions (Note 1D); (ii) Fair Value (Note 1E); (iii) Revenues (Note 1G); (iv) Asset Impairment Reviews (Note 1K); (v) Benefit Plans (Note 1P); and (vi) Contingencies, including Tax Contingencies (Note 1O) and Legal and Environmental Contingencies (Note 1Q).

Below are some of our critical accounting estimates. See also Estimates and Assumptions (Note 1C) for a discussion about the risks associated with estimates and assumptions.

Acquisitions and Fair Value

For a discussion about the application of Fair Value to our recent acquisitions, see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*
For a discussion about the application of Fair Value to our investments, see Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.*

For a discussion about the application of Fair Value to our benefit plan assets, see Notes to Consolidated Financial Statements—*Note 11D. Pension and Postretirement Benefit Plans and Defined Contribution Plans: Plan Assets.*

For a discussion about the application of Fair Value to our asset impairment reviews, see "Asset Impairment Reviews" below.

Revenues

As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our biopharmaceutical products. See also Notes to Consolidated Financial Statements—*Note 1G. Basis of Presentation and Significant Accounting Policies: Revenues* for a detailed description of the nature of our sales deductions and our procedures for estimating our obligations. For example,

- For Medicaid, Medicare and performance-based contract rebates, we use experience ratios, which may be adjusted to better match our current experience or our expected future experience.
- For contractual or legislatively mandated deductions outside the U.S., we use estimated allocation factors, based on historical payments and some third-party reports, to project the expected level of reimbursement.
- For chargebacks, we closely approximate actual as we settle these deductions generally within two to five weeks after incurring the liability.
- For sales returns, we perform calculations in each market that incorporate the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment.
- For sales incentives, we use our historical experience with similar incentives programs to predict customer behavior.

If any of our ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of our future experience, our results could be materially affected. Although the amounts recorded for these sales deductions are heavily dependent on estimates and assumptions, historically, our adjustments to actual have not been material; on a quarterly basis, they generally have been less than 1.0% of biopharmaceutical net sales and can result in a net increase to income or a net decrease to income. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicaid and performance-based contract rebates are most at-risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can generally range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters.

Asset Impairment Reviews

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators throughout the year and we perform impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets. Our impairment review processes are described in the Notes to Consolidated Financial Statements—*Note 1K. Basis of Presentation and Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets* .

Examples of events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights would likely result in generic competition earlier than expected.
- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect our ability to manufacture or sell a product.
- A projection or forecast that demonstrates losses or reduced profits associated with an asset. This could result, for example, from a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor's product that results in a significant loss of market share or the inability to achieve the previously projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payers. For in-process research and development (IPR&D) projects, this could result from, among other things, a change in outlook based on clinical trial data, a delay in the projected launch date or additional expenditures to commercialize the product.

Intangible Assets Other than Goodwill

As a result of our intangible asset impairment review work, we recognized a number of impairments of intangible assets other than goodwill.

We recorded the following intangible asset impairment charges in *Other deductions—net:*

- In 2012, $872 million, reflecting (i) $393 million of IPR&D assets, primarily related to compounds that targeted autoimmune and inflammatory diseases (full write-off) and, to a lesser extent, compounds related to pain treatment; (ii) $175 million related to our Consumer Healthcare indefinite-lived brand assets, primarily Robitussin, a cough suppressant; (iii) $279 million related to Developed Technology Rights, a charge comprised of impairments of various products, none of which individually exceeded $45 million; and (iv) $25 million of finite-lived brands. The intangible asset impairment charges for 2012 reflect, among other things, the impact of new scientific

findings, updated commercial forecasts, changes in pricing, an increased competitive environment, litigation uncertainties regarding intellectual property and declining gross margins. The impairment charges in 2012 are associated with the following: Worldwide Research and Development ($303 million); Consumer Healthcare ($200 million); Primary Care ($135 million); Established Products ($83 million); Specialty Care ($56 million); Emerging Markets ($56 million) and Animal Health ($39 million).

- In 2011, $851 million, the majority of which relates to intangible assets that were acquired as part of our acquisition of Wyeth. These impairment charges reflect (i) $475 million of IPR&D assets, primarily related to two compounds for the treatment of certain autoimmune and inflammatory diseases; (ii) $193 million related to our biopharmaceutical indefinite-lived brand, Xanax; and (iii) $183 million related to Developed Technology Rights comprising the impairment of five assets. The intangible asset impairment charges for 2011 reflect, among other things, the impact of new scientific findings and an increased competitive environment. The impairment charges in 2011 are associated with the following: Worldwide Research and Development ($394 million); Established Products ($193 million); Specialty Care ($135 million); Primary Care ($56 million); Oncology ($56 million) and Animal Health ($17 million).
- In 2010, $1.8 billion, the majority of which relates to intangible assets that were acquired as part of our acquisition of Wyeth. These impairment charges reflect (i) $945 million of IPR&D assets, primarily Prevnar 13/Prevenar 13 Adult, a compound for the prevention of pneumococcal disease in adults age 50 and older, and Neratinib, a compound for the treatment of breast cancer; (ii) $292 million of indefinite-lived Brands, primarily related to Robitussin, a cough suppressant; and (iii) $540 million of Developed Technology Rights, primarily Thelin, a product that treated pulmonary hypertension, and Protonix, a product that treats erosive gastroesophageal reflux disease. These impairment charges, most of which occurred in the third quarter of 2010, reflect, among other things, the following: for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory time-frames and the risk associated with these assets; for Brand assets, the current competitive environment and planned investment support; and, for Developed Technology Rights, in the case of Thelin, we voluntarily withdrew the product in regions where it was approved and discontinued all clinical studies worldwide, and for the others, an increased competitive environment. The impairment charges in 2010 are generally associated with the following: Specialty Care ($708 million); Oncology ($396 million); Consumer Healthcare ($292 million); Established Products ($182 million); Primary Care ($145 million); and Worldwide Research and Development ($54 million).

For a description of our accounting policy, see Notes to Consolidated Financial Statements—*Note 1K. Basis of Presentation and Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

When we are required to determine the fair value of intangible assets other than goodwill, we use an income approach, specifically the multi-period excess earnings method, also known as the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then we apply an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological risk associated with in-process research and development assets, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

While all intangible assets other than goodwill can confront events and circumstances that can lead to impairment, in general, intangible assets other than goodwill that are most at risk of impairment include in-process research and development assets (approximately $700 million as of December 31, 2012) and newly acquired or recently impaired indefinite-lived brand assets (approximately $2.3 billion as of December 31, 2012). In-process research and development assets are high-risk assets, as research and development is an inherently risky activity. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge.

- Some of our indefinite-lived Consumer Healthcare brands, mainly Robitussin and Chapstick, have fair values that approximate their combined carrying value of about $900 million, which reflects impairment charges that were taken in the fourth quarter and first quarter of 2012. These assets continue to be at risk for future impairment. Any negative change in the undiscounted cash flows, discount rate and/or tax rate could result in an impairment charge. We re-considered and confirmed the classification of these assets as indefinite-lived. We will continue to closely monitor these assets.
- One of our indefinite-lived biopharmaceutical brands, Xanax, was written down to its fair value of $1.2 billion at the end of 2011. This asset continues to be at risk for future impairment. Any negative change in the undiscounted cash flows, discount rate and/or tax rate could result in an impairment charge. Xanax, which was launched in the mid-1980's and acquired in 2003, must continue to remain competitive against its generic challengers or the associated asset may become impaired again. We re-considered and confirmed the classification of this asset as indefinite-lived. We will continue to closely monitor this asset.

Goodwill

As a result of our goodwill impairment review work, we concluded that none of our goodwill is impaired as of December 31, 2012, and we do not believe the risk of impairment is significant at this time.

For a description of our accounting policy, see Notes to Consolidated Financial Statements—*Note 1K. Basis of Presentation and Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

When we are required to determine the fair value of a reporting unit, as appropriate for the individual reporting unit, we may use the market approach, the income approach or a weighted-average combination of both approaches.

- The market approach is a historical approach to estimating fair value and relies primarily on external information. Within the market approach are two methods that we may use:
  - Guideline public company method—this method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market and the application of the identified multiples to the corresponding measure of our reporting unit's financial performance.
  - Guideline transaction method—this method relies on pricing multiples derived from transactions of significant interests in companies engaged in the same or similar lines of business and the application of the identified multiples to the corresponding measure of our reporting unit's financial performance.

  The market approach is only appropriate when the available external information is robust and deemed to be a reliable proxy for the specific reporting unit being valued; however, these assessments may prove to be incomplete or inaccurate. Some of the more significant estimates and assumptions inherent in this approach include: the selection of appropriate guideline companies and transactions and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms or marketability between the reporting unit and the guideline companies and transactions.
- The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that we use is the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then we apply a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of technological risk and competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Specifically:

- When we estimate the fair value of our five biopharmaceutical reporting units, we rely solely on the income approach. We use the income approach exclusively as many of our products are sold in multiple reporting units and as one reporting unit is geographic-based while the others are product and/or customer-based. Further, the projected cash flows from a single product may reside in up to three reporting units at different points in future years and the discounted cash flow method would reflect the movement of products among reporting units. As such, the use of the comparable guideline company method was not practical or reliable. However, on a limited basis and as deemed reasonable, we attempt to corroborate our outcomes with the market approach. For the income approach, we use the discounted cash flow method.
- When we estimate the fair value of our Consumer Healthcare reporting unit, we use a combination of approaches and methods. We use the income approach and the market approach, which we weight equally in our analysis. We weight them equally as we have equal confidence in the appropriateness of the approaches for this reporting unit. For the income approach, we use the discounted cash flow method and for the market approach, we use both the guideline public company method and the guideline transaction method, which we weight equally to arrive at our market approach value.
- When we estimate the fair value of our Animal Health reporting unit, we use the income approach, relying exclusively on the discounted cash flow method. We rely exclusively on the income approach as the discounted cash flow method provides a more reliable outlook of the business. However, on a limited basis and as deemed reasonable, we attempt to corroborate our outcomes with the market approach. (See also Notes to Consolidated Financial Statements—*Note 19A. Subsequent Events: Zoetis Debt Offering and Initial Public Offering.*)

While all reporting units can confront events and circumstances that can lead to impairment, we do not believe that the risk of goodwill impairment for any of our reporting units is significant at this time.

Our Consumer Healthcare reporting unit has the narrowest difference between fair value and book value. However, we estimate that it would take a significant negative change in the undiscounted cash flows, the discount rate and/or the market multiples in the consumer industry for the Consumer Healthcare reporting unit goodwill to be impaired. Our Consumer Healthcare reporting unit performance and consumer healthcare industry market multiples are highly correlated with the overall economy and our specific performance is also dependent on our and our competitors' innovation and marketing effectiveness, and on regulatory developments affecting claims, formulations and ingredients of our products.

For all of our reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. For a list of these factors, see the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review.

Benefit Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees (see Notes to Consolidated Financial Statements—*Note 1P. Basis of Presentation and Significant Accounting Policies: Pension and Postretirement Benefit Plans* and *Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans*). Beginning on January 1, 2011, for employees hired in the U.S. and Puerto Rico after December 31, 2010, we no longer offer a defined benefit plan and, instead, offer an enhanced benefit under our defined contribution plan. In addition to the standard matching contribution by the Company, the enhanced benefit provides an automatic Company contribution for such eligible employees based on age

and years of service. Also, on May 8, 2012, we announced to employees that as of January 1, 2018, Pfizer will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan.

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which result from a complex series of judgments about future events and uncertainties. The assumptions and actuarial estimates required to estimate the employee benefit obligations for the defined benefit and postretirement plans may include the discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on assets; and healthcare cost trend rates.

Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

The following table provides the expected versus actual rate of return on plan assets and the discount rate used to determine the benefit obligations for the U.S. qualified pension plans:

	2012	2011	2010
Expected annual rate of return	**8.5%**	8.5%	8.5%
Actual annual rate of return	**12.7**	3.4	10.8
Discount rate	**4.3**	5.1	5.9

The assumption for the expected rate of return on assets for our U.S. and international plans reflects our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans (see Notes to Consolidated Financial Statements—*Note 11D. Pension and Postretirement Benefit Plans and Defined Contribution Plans: Plan Assets* for asset allocation ranges and actual asset allocations for 2012 and 2011). The expected return for our U.S. plans and the majority of our international plans is applied to the fair market value of plan assets at each year end. Holding all other assumptions constant, the effect of a 0.5 percentage-point decline in the return-on-assets assumption would increase our 2013 U.S. qualified pension plans' pre-tax expense by approximately $60 million.

The discount rate used in calculating our U.S. defined benefit plan obligations as of December 31, 2012 is 4.3%, which represents a 0.8 percentage-point decrease from our December 31, 2011 rate of 5.1%. The discount rate for our U.S. defined benefit plans is determined annually and evaluated and modified to reflect at year-end the prevailing market rate of a portfolio of high-quality corporate bond investments rated AA or better that would provide the future cash flows needed to settle benefit obligations as they come due. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better, including where there is sufficient data, a yield curve approach. These rate determinations are made consistent with local requirements. Holding all other assumptions constant, the effect of a 0.1 percentage-point decrease in the discount rate assumption would increase our 2013 U.S. qualified pension plans' pre-tax expense by approximately $26 million and increase the U.S. qualified pension plans' projected benefit obligations as of December 31, 2012 by approximately $266 million.

Contingencies

For a discussion about income tax contingencies, see Notes to Consolidated Financial Statements—*Note 5D. Tax Matters: Tax Contingencies.*

For a discussion about legal and environmental contingencies, guarantees and indemnifications, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies.*

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Revenues	**$ 58,986**	$ 65,259	$ 65,165	**(10)%**	— %
Cost of sales	**11,334**	14,076	14,788	**(19)%**	(5)%
% of revenues	**19.2%**	21.6%	22.7%		
Selling, informational and administrative expenses	**16,616**	18,832	18,973	**(12)%**	(1)%
% of revenues	**28.2%**	28.9%	29.1%		
Research and development expenses	**7,870**	9,074	9,483	**(13)%**	(4)%
% of revenues	**13.3%**	13.9%	14.6%		
Amortization of intangible assets	**5,175**	5,544	5,364	**(7)%**	3 %
% of revenues	**8.8%**	8.5%	8.2%		
Restructuring charges and certain acquisition-related costs	**1,880**	2,930	3,145	**(36)%**	(7)%
% of revenues	**3.2%**	4.5%	4.8%		
Other deductions—net	**4,031**	2,499	3,941	**61 %**	(37)%
Income from continuing operations before provision for taxes on income	**12,080**	12,304	9,471	**(2)%**	30 %
% of revenues	**20.5%**	18.9%	14.5%		
Provision for taxes on income	**2,562**	3,909	1,153	**(34)%**	239 %
Effective tax rate	**21.2%**	31.8%	12.2%		
Plus: Discontinued operations—net of tax	**5,080**	1,654	(30)	**207 %**	*
Less: Net income attributable to noncontrolling interests	**28**	40	31	**(30)%**	29 %
Net income attributable to Pfizer Inc.	**$ 14,570**	$ 10,009	$ 8,257	**46 %**	21 %
% of revenues	**24.7%**	15.3%	12.7%		

Percentages may reflect rounding adjustments.

* Calculation not meaningful.

Revenues-Overview

Total revenues were $59.0 billion in 2012, a decrease of 10% compared to 2011, due to:

- an operational decline of $4.8 billion, or 8%, primarily due to the loss of exclusivity of certain products, including Lipitor, in most major markets; and
- the unfavorable impact of foreign exchange, which decreased revenues by approximately $1.5 billion, or 2%.

Total revenues were $65.3 billion in 2011, relatively flat compared to 2010. Revenues were impacted by:

- the favorable impact of foreign exchange, which increased revenues by approximately $1.9 billion, or 3%; and
- the inclusion of revenues of $1.3 billion, or 2%, from our acquisition of King,

largely offset by:

- an operational decline of $2.9 billion, or 4%, primarily due to the loss of exclusivity of certain products.

Revenues in 2012 in comparison with 2011 were negatively impacted by product losses of exclusivity, most notably Lipitor in most major markets, as well as the final-year terms of our collaboration agreements in certain markets for Spiriva. Collectively, these factors negatively impacted revenues by approximately $7.7 billion, or 12%.

In 2012, Lyrica, Lipitor, Enbrel, Prevnar 13/Prevenar 13, Celebrex and Viagra each delivered at least $2 billion in revenues, while Norvasc, Zyvox, Sutent and the Premarin family each surpassed $1 billion in revenues. Lipitor lost exclusivity in Japan in June 2011 (with generic competition occurring in November 2011), the U.S. in November 2011 (with multi-source generic entry occurring in May 2012), Australia in April 2012 and most of developed Europe in March 2012 and May 2012.

In 2011, Lipitor, Lyrica, Enbrel, Prevnar 13/Prevenar 13 and Celebrex each delivered at least $2 billion in revenues, while Viagra, Norvasc, Zyvox, Xalatan/Xalacom (Xalatan lost exclusivity in the U.S. in March 2011), Sutent, Geodon/Zeldox, and the Premarin family each surpassed $1 billion in revenues.

In 2010, Lipitor, Enbrel, Lyrica, Prevnar 13/Prevenar 13 and Celebrex each delivered at least $2 billion in revenues, while Viagra, Xalatan/ Xalacom, Effexor (Effexor XR lost exclusivity in the U.S. in July 2010), Norvasc, Prevnar/Prevenar (7-valent), Zyvox, Sutent, the Premarin family, Geodon/Zeldox and Detrol/Detrol LA each surpassed $1 billion in revenues.

Revenues exceeded $500 million in each of 16 countries outside the U.S. in 2012 and 2011, and in each of 17 countries outside the U.S. in 2010. The U.S. and Japan were the only countries to contribute more than 10% of total revenue in 2012. The U.S. was the only country to contribute more than 10% of total revenues in 2011 and 2010.

Our policy relating to the supply of pharmaceutical inventory at domestic wholesalers, and in major international markets, is to generally maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. We historically have been able to closely monitor these customer stocking levels by purchasing information from our customers directly or by obtaining other third-party information. We believe our data sources to be directionally reliable but cannot verify their accuracy. Further, as we do not control this third-party data, we cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions, that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our pharmaceutical products. These deductions represent estimates of the related obligations and, as such, judgment and knowledge of market conditions and practice are required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments to actual results have not been material to our overall business. On a quarterly basis, our adjustments to actual results generally have been less than 1% of biopharmaceutical net sales and can result in either a net increase or a net decrease in income. Product-specific rebate charges, however, can have a significant impact on year-over-year individual product growth trends.

The following table provides information about certain deductions from revenues:

	Year Ended December 31,		
(BILLIONS OF DOLLARS)	**2012**	2011	2010
Medicaid and related state program rebates[a]	**$ 0.9**	$ 1.2	$ 1.3
Medicare rebates[a]	**0.7**	1.4	1.3
Performance-based contract rebates[a], [b]	**2.2**	3.5	2.6
Chargebacks[c]	**3.6**	3.2	3.0
Sales allowances[d]	**4.7**	4.9	4.5
Total	**$ 12.1**	$ 14.2	$ 12.7

[a] Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold.
[b] Performance-based contract rebates include contract rebates with managed care customers within the U.S., including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms and claims under these contracts.
[c] Chargebacks primarily represent reimbursements to wholesalers for honoring contracted prices to third parties.
[d] Sales allowances primarily represent pharmaceutical rebates, discounts and price reductions that are contractual or legislatively mandated outside the U.S.

The total rebates, chargebacks and sales allowances for 2012 were lower than 2011, primarily as a result of:

- the impact of decreased Medicaid, Medicare and performance-based contract rebates contracted for Lipitor and certain other products that have lost exclusivity;
- changes in product mix; and
- the impact on chargebacks of decreased sales for certain products that have lost exclusivity,

partially offset by, among other factors:

- an increase in chargebacks for our branded products as a result of increasing competitive pressures.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates, sales allowances and chargebacks were $3.8 billion as of December 31, 2012 and $4.8 billion as of December 31, 2011, and substantially all are included in *Other current liabilities* in our Consolidated Balance Sheets.

Revenues by Segment and Geographic Area

The following table provides Worldwide revenues by operating segment, business unit and geographic area:

	Year Ended December 31,									% Change					
	Worldwide			U.S.			International			Worldwide		U.S.		International	
(MILLIONS OF DOLLARS)	**2012**	2011[(a)]	2010	**2012**	2011[(a)]	2010	**2012**	2011[(a)]	2010	**12/11**	11/10	**12/11**	11/10	**12/11**	11/10
Biopharmaceutical revenues:															
Primary Care Operating Segment	**$ 15,558**	$ 22,670	$ 23,328	**$ 8,191**	$ 12,819	$ 13,536	**$ 7,367**	$ 9,851	$ 9,792	**(31)**	(3)	**(36)**	(5)	**(25)**	1
Specialty Care	**14,151**	15,245	15,021	**6,206**	6,870	7,419	**7,945**	8,375	7,602	**(7)**	1	**(10)**	(7)	**(5)**	10
Oncology	**1,310**	1,323	1,414	**573**	391	506	**737**	932	908	**(1)**	(6)	**47**	(23)	**(21)**	3
SC&O Operating Segment	**15,461**	16,568	16,435	**6,779**	7,261	7,925	**8,682**	9,307	8,510	**(7)**	1	**(7)**	(8)	**(7)**	9
Emerging Markets	**9,960**	9,295	8,662	**—**	—	—	**9,960**	9,295	8,662	**7**	7	**—**	—	**7**	7
Established Products	**10,235**	9,214	10,098	**4,738**	3,627	4,501	**5,497**	5,587	5,597	**11**	(9)	**31**	(19)	**(2)**	—
EP&EM Operating Segment	**20,195**	18,509	18,760	**4,738**	3,627	4,501	**15,457**	14,882	14,259	**9**	(1)	**31**	(19)	**4**	4
	51,214	57,747	58,523	**19,708**	23,707	25,962	**31,506**	34,040	32,561	**(11)**	(1)	**(17)**	(9)	**(7)**	5
Other product revenues:															
Animal Health	**4,299**	4,184	3,575	**1,771**	1,648	1,382	**2,528**	2,536	2,193	**3**	17	**7**	19	**—**	16
Consumer Healthcare	**3,212**	3,028	2,748	**1,526**	1,490	1,408	**1,686**	1,538	1,340	**6**	10	**2**	6	**10**	15
Other operating segments	**7,511**	7,212	6,323	**3,297**	3,138	2,790	**4,214**	4,074	3,533	**4**	14	**5**	12	**3**	15
Other[(b)]	**261**	300	319	**81**	88	103	**180**	212	216	**(13)**	(6)	**(8)**	(15)	**(15)**	(2)
Total Revenues	**$ 58,986**	$ 65,259	$ 65,165	**$ 23,086**	$ 26,933	$ 28,855	**$ 35,900**	$ 38,326	$ 36,310	**(10)**	—	**(14)**	(7)	**(6)**	6

[(a)] For 2011, includes King commencing on the acquisition date of January 31, 2011.
[(b)] Includes revenues generated primarily from Pfizer CentreSource, our contract manufacturing and bulk pharmaceutical chemical sales organization.

Biopharmaceutical Revenues

Revenues from biopharmaceutical products contributed approximately 87% of our total revenues in 2012, 88% of our total revenues in 2011 and 90% of our total revenues in 2010.

We recorded direct product sales of more than $1 billion for each of 10 biopharmaceutical products in 2012, each of 12 biopharmaceutical products in 2011 and each of 15 biopharmaceutical products in 2010. These products represent 49% of our revenues from biopharmaceutical products in 2012, 56% of our revenues from biopharmaceutical products in 2011 and 60% of our revenues from biopharmaceutical products in 2010.

2012 v. 2011

Worldwide revenues from biopharmaceutical products in 2012 were $51.2 billion, a decrease of 11% compared to 2011, primarily due to:

- the decrease of $7.6 billion in operational revenues from Lipitor, Geodon, Xalatan, Caduet, Aromasin and Detrol, and lower Alliance revenues for Aricept, all due to loss of exclusivity in certain markets, and from lower Alliance revenues for Spiriva due to the final-year terms of our collaboration agreements in certain European countries, Canada and Australia; lower revenues for Effexor and Zosyn/ Tazocin; and
- the unfavorable impact of foreign exchange of $1.3 billion, or 2%,

partially offset by:

- an increase in operational revenues in developed markets for certain biopharmaceutical products, particularly Lyrica, Celebrex, and Enbrel, and in revenues from emerging markets.

Geographically,

- in the U.S., revenues from biopharmaceutical products decreased 17% in 2012, compared to 2011, primarily reflecting lower revenues from Lipitor, Geodon, Caduet, Xalatan and Aromasin, all due to loss of exclusivity; lower Alliance revenues due to loss of exclusivity of Aricept 5mg and 10mg tablets in November 2010; and lower revenues from Effexor, Zosyn and Detrol/Detrol LA. The impact of these adverse factors was partially offset by the strong performance of certain other biopharmaceutical products, lower reductions related to rebates and the lower reduction in revenues related to the U.S. Healthcare Legislation.

- in our international markets, revenues from biopharmaceutical products decreased 7% in 2012, compared to 2011, primarily due to the loss of exclusivity of Lipitor in most of developed Europe and the unfavorable impact of foreign exchange of 3%. Operationally, revenues decreased 4% in 2012, compared to 2011. In addition to Lipitor, the decrease in operational revenues was driven by Xalatan/Xalacom, Aricept and Aromasin, all due to loss of exclusivity in certain markets, as well as lower Alliance revenues, primarily due to the loss of exclusivity of Aricept in many major European markets, and lower revenues for Spiriva in certain European countries, Canada and Australia (reflecting the final-year terms of our Spiriva collaboration agreements relating to those countries), as well as lower revenues for Norvasc and Effexor. The impact of these adverse factors was partially offset by the strong operational growth of Lyrica, Prevnar 13/ Prevenar 13 and Enbrel.

During 2012, international revenues from biopharmaceutical products represented 62% of total revenues from biopharmaceutical products, compared to 59% in 2011.

Primary Care Operating Segment

- Primary Care unit revenues decreased 31% in 2012 compared to 2011, reflecting lower operational revenues of 30%, primarily due to the losses of exclusivity of Lipitor in most major markets, as well as the resulting shift in the reporting of U.S. and Japan Lipitor revenues to the Established Products unit beginning January 1, 2012. These factors impacted Primary Care operational revenues by approximately $5.6 billion, or 25%, in 2012.

  Collectively, the decline in worldwide revenues for Lipitor and for certain other Primary Care unit products that lost exclusivity in various markets in 2012 and 2011, as well as the resulting shift in the reporting of certain product revenues to the Established Products unit, reduced Primary Care unit revenues by $7.9 billion, or 35%, in comparison with 2011.

  The impact of these declines was slightly offset by the strong operational growth of Lyrica in developed markets and Celebrex and Viagra in the U.S.

Specialty Care and Oncology Operating Segment

- Specialty Care unit revenues decreased 7% compared to 2011, due to lower operational revenues of 5%, as well as the adverse impact of foreign exchange. Operational revenues were negatively impacted by the decline in the Prevnar/Prevenar family in the U.S. and developed Europe, as the pediatric catch-up dose opportunity declined significantly in 2012 compared to 2011, with fewer children eligible to receive the catch-up dose. Additionally, utilization of Prevnar/Prevenar in older adults remains modest at this time.

  Specialty Care unit revenues were also unfavorably impacted by the losses of exclusivity of Vfend and Xalatan in the U.S. in February and March 2011, respectively, and the resulting shift in the reporting of Vfend and Xalatan U.S. revenues to the Established Products unit beginning January 1, 2012, as well as the loss of exclusivity of Xalatan and Xalacom in the majority of European markets in January 2012, and Geodon in the U.S. in March 2012. Collectively, these developments reduced Specialty Care unit revenues by $1.1 billion, or 7%, in comparison with 2011.

  Operational revenues were favorably impacted by the growth of Benefix, Rebif, ReFacto/Xyntha, Enbrel and Zyvox.

- Oncology unit revenues decreased 1%, compared to 2011, primarily due to the unfavorable impact of foreign exchange of 3%. Operational revenues were positively impacted by the launches of Inlyta and Xalkori in the U.S. and certain other developed markets, partially offset by the unfavorable impact of the loss of exclusivity of Aromasin in the majority of European markets in the second half of 2011 and the resulting shift in the reporting of such revenues to the Established Products unit beginning January 1, 2012. This loss of exclusivity reduced Oncology unit revenues by $229 million, or 17%, in comparison with 2011.

  Operational revenues were also favorably impacted by the growth of Sutent, primarily in the U.S. and emerging markets.

Established Products and Emerging Markets Operating Segment

- Established Products unit revenues increased 11% compared to 2011, due to higher operational revenues of 13%, partially offset by a 2% unfavorable impact of foreign exchange. The increase in Established Products unit operational revenues in 2012 was mainly due to the shift in the reporting of branded Lipitor revenues in the U.S. and Japan from the Primary Care unit, totaling $1.4 billion, to the Established Products unit beginning January 1, 2012, as well as recent launches of generic versions of certain Pfizer branded primary care and specialty care products, and by contributions from the sales of the authorized generic version of Lipitor in the U.S. by Watson Pharmaceuticals, Inc. (Watson). The agreement with Watson was terminated by mutual consent in January 2013.

  Operational revenues were unfavorably impacted by the entry of multi-source generic competition in the U.S. for donepezil (Aricept) in May 2011, as well as the continuing decline of revenues of certain products that previously lost exclusivity and the impact of ongoing pricing pressures, primarily in South Korea and developed Europe.

- Emerging Markets unit revenues increased 7% compared to 2011, due to higher operational revenues of 12%, partially offset by a 5% unfavorable impact of foreign exchange. The increase in Emerging Markets unit operational revenues in 2012 was primarily due to volume growth in China, Brazil and Russia, as a result of more targeted promotional efforts for key innovative and established products, including Lipitor, Norvasc and Lyrica.

Total revenues from established products in both the Established Products and Emerging Markets units were $14.4 billion, with $4.2 billion generated in emerging markets in 2012.

2011 v. 2010

Worldwide revenues from biopharmaceutical products in 2011 were $57.7 billion, a decrease of 1% compared to 2010, primarily due to:

- the decrease of $4.7 billion in operational revenues from Lipitor, Effexor, Protonix, Xalatan, Caduet, Vfend, Aromasin and Zosyn/Tazocin, and lower Alliance revenues for Aricept, all due to loss of exclusivity in certain markets; and
- a reduction in revenues due to the U.S. Healthcare Legislation that was $359 million larger in 2011 than in 2010,

partially offset by:

- the solid performance of Lyrica, the Prevnar/Prevenar family and Enbrel;
- the inclusion of operational revenues from legacy King products of approximately $950 million, which favorably impacted biopharmaceutical revenues by 2%; and
- the favorable impact of foreign exchange of $1.7 billion, or 3%.

Geographically,

- in the U.S., revenues from biopharmaceutical products decreased 9% in 2011, compared to 2010, reflecting lower revenues from Lipitor, Protonix, Effexor, Zosyn, Xalatan, Vfend, Caduet and Aromasin, all due to loss of exclusivity, lower Alliance revenues due to loss of exclusivity of Aricept 5mg and 10mg tablets in November 2010 and lower revenues from Detrol/Detrol LA, as well as the reduction in revenues due to the U.S. Healthcare Legislation that was $359 million larger in 2011 than in 2010. The impact of these adverse factors was partially offset by the strong performance of certain other biopharmaceutical products and the addition of U.S. revenues from legacy King products of approximately $904 million in 2011.
- in our international markets, revenues from biopharmaceutical products increased 5% in 2011, compared to 2010, reflecting the favorable impact of foreign exchange of 6% in 2011, partially offset by a net operational decrease. Operationally, revenues were favorably impacted by increases in the Prevenar family, Lyrica, Enbrel, Celebrex and Alliance revenues and unfavorably impacted by declines in Lipitor, Effexor, Norvasc and Xalatan/Xalacom. International revenues from legacy King products were not significant to our international revenues in 2011.

During 2011, international revenues from biopharmaceutical products represented 59% of total revenues from biopharmaceutical products, compared to 56% in 2010.

Primary Care Operating Segment

- Primary Care unit revenues decreased 3% in 2011 compared to 2010, due to lower operational revenues of 6%, partially offset by the favorable impact of foreign exchange of 3%. Primary Care unit revenues were favorably impacted by higher revenues from certain patent-protected products, including Lyrica, Celebrex, Pristiq and Spiriva (in Alliance revenues), among others, as well as the addition of revenues from legacy King products of $404 million, or 2%, in 2011. Operational revenues in 2011 were negatively impacted by the loss of exclusivity of Lipitor and Caduet in the U.S. in November 2011, Lipitor in various other developed markets during 2010, as well as Aricept 5mg and 10mg tablets in the U.S. in November 2010. Taken together, these losses of exclusivity reduced Primary Care unit revenues by approximately $2.1 billion, or 9%, in comparison with 2010.

Specialty Care and Oncology Operating Segment

- Specialty Care unit revenues increased 1% compared to 2010, due to the favorable impact of foreign exchange of 3%, partially offset by lower operational revenues of 2%. Operational revenues were favorably impacted by strong growth in the Prevnar/Prevenar family and Enbrel, and unfavorably impacted by the loss of exclusivity of Vfend and Xalatan in the U.S. in February and March 2011, respectively. Collectively, these losses of exclusivity reduced Specialty Care unit revenues by $624 million, or 4%, in comparison with 2010.
- Oncology unit revenues decreased 6% compared to 2010, due to lower operational revenues of 10%, partially offset by the favorable impact of foreign exchange of 4%. The decrease in the Oncology unit operational revenues in 2011 was primarily due to the transfer of Aromasin's U.S. business to the Established Products unit effective January 1, 2011, as a result of its loss of exclusivity in April 2011. This loss of exclusivity reduced Oncology unit revenues by $160 million, or 11%, in comparison with 2010.

Established Products and Emerging Markets Operating Segment

- Established Products unit revenues decreased 9% in 2011 compared to 2010, due to lower operational revenues of 13%, partially offset by a 4% favorable impact of foreign exchange. The decrease in Established Products unit operational revenues in 2011 was mainly due to the loss of exclusivity of Effexor XR, Protonix and Zosyn in the U.S. Taken together, these losses of exclusivity decreased Established Products unit revenues by $1.7 billion, or 17%, in comparison with 2010. These declines were partially offset by the addition of revenues from legacy King products of $546 million, or 5%, in 2011.
- Emerging Markets unit revenues increased 7% compared to 2010, due to higher operational revenues of 5%, as well as a 2% favorable impact of foreign exchange. The increase in Emerging Markets unit operational revenues in 2011 was due to growth in certain key innovative brands, primarily the Prevenar family, Lyrica, Enbrel, Celebrex, Vfend and Zyvox. These increases were partially offset by lower revenues from Lipitor, which lost exclusivity in Brazil in August 2010 and Mexico in December 2010, as well as the impact of price reductions for certain products in certain emerging market countries. These losses of exclusivity reduced Emerging Market unit revenues by $118 million, or 1%, in comparison with 2010.

Total revenues from established products in both the Established Products and Emerging Markets units were $13.0 billion, with $3.8 billion generated in emerging markets in 2011.

Other Product Revenues

2012 v. 2011

Animal Health Operating Segment

- Animal Health unit revenues increased 3% in 2012, compared to 2011, reflecting higher operational revenues of 6%, partially offset by the unfavorable impact of foreign exchange of 3%. Operational revenues from Animal Health products were favorably impacted by the solid performance in both the livestock and companion animal portfolios.

Consumer Healthcare Operating Segment

- Consumer Healthcare unit revenues increased 6% in 2012, compared to 2011, reflecting higher operational revenues of 8%, partially offset by the unfavorable impact of foreign exchange of 2%. The operational revenue increase was primarily due to the addition of products from the acquisitions of the consumer healthcare business of Ferrosan in December 2011 and Alacer Corp. in February 2012.

2011 v. 2010

Animal Health Operating Segment

- Animal Health unit revenues increased 17% in 2011, compared to 2010, reflecting higher operational revenues of 14% and the favorable impact of foreign exchange of 3%. Operational revenues from Animal Health products were favorably impacted by approximately $329 million, or 9%, due to the addition of revenues from legacy King animal health products. Legacy Pfizer products grew 7% primarily driven by improving market conditions and resulting increased demand for products across the livestock business, as well as deeper market penetration in emerging markets. This was partially offset by the adverse impact of required product divestitures in 2010 related to the acquisition of Wyeth.

Consumer Healthcare Operating Segment

- Consumer Healthcare unit revenues increased 10% in 2011, compared to 2010, reflecting higher operational revenues of 8% and the favorable impact of foreign exchange of 2%. The operational revenue increase in 2011 was primarily driven by increased sales of core brands including Advil, Caltrate and Robitussin, as well as the temporary voluntary withdrawal of Centrum in Europe in the third quarter of 2010, which had an adverse impact on 2010 revenues.

Revenues—Major Biopharmaceutical Products

The following table provides revenue information for several of our major biopharmaceutical products:

(MILLIONS OF DOLLARS)

		Year Ended December 31,			% Change	
PRODUCT	PRIMARY INDICATIONS	**2012**	2011	2010	**12/11**	11/10
Lyrica	Epilepsy, post-herpetic neuralgia and diabetic peripheral neuropathy, fibromyalgia, neuropathic pain due to spinal cord injury	**$ 4,158**	$ 3,693	$ 3,063	**13**	21
Lipitor	Reduction of LDL cholesterol	**3,948**	9,577	10,733	**(59)**	(11)
Enbrel (Outside the U.S. and Canada)	Rheumatoid, juvenile rheumatoid and psoriatic arthritis, plaque psoriasis and ankylosing spondylitis	**3,737**	3,666	3,274	**2**	12
Prevnar 13/Prevenar 13	Vaccine for prevention of pneumococcal disease	**3,718**	3,657	2,416	**2**	51
Celebrex	Arthritis pain and inflammation, acute pain	**2,719**	2,523	2,374	**8**	6
Viagra	Erectile dysfunction	**2,051**	1,981	1,928	**4**	3
Norvasc	Hypertension	**1,349**	1,445	1,506	**(7)**	(4)
Zyvox	Bacterial infections	**1,345**	1,283	1,176	**5**	9
Sutent	Advanced and/or metastatic renal cell carcinoma (mRCC), refractory gastrointestinal stromal tumors (GIST) and advanced pancreatic neuroendocrine tumor	**1,236**	1,187	1,066	**4**	11
Premarin family	Menopause	**1,073**	1,013	1,040	**6**	(3)
Genotropin	Replacement of human growth hormone	**832**	889	885	**(6)**	—
Xalatan/Xalacom	Glaucoma and ocular hypertension	**806**	1,250	1,749	**(36)**	(29)
BeneFIX	Hemophilia	**775**	693	643	**12**	8
Detrol/Detrol LA	Overactive bladder	**761**	883	1,013	**(14)**	(13)
Vfend	Fungal infections	**754**	747	825	**1**	(9)

Chantix/Champix	An aid to smoking cessation treatment	**670**	720	755	**(7)**	(5)
Pristiq	Depression	**630**	577	466	**9**	24
ReFacto AF/Xyntha	Hemophilia	**584**	506	404	**15**	25
Zoloft	Depression and certain anxiety disorders	**541**	573	532	**(6)**	8
Revatio	Pulmonary arterial hypertension (PAH)	**534**	535	481	**—**	11
Medrol	Inflammation	**523**	510	455	**3**	12
Zosyn/Tazocin	Antibiotic	**484**	636	952	**(24)**	(33)
Zithromax/Zmax	Bacterial infections	**435**	453	415	**(4)**	9
Effexor	Depression and certain anxiety disorders	**425**	678	1,718	**(37)**	(61)
Prevnar/Prevenar (7-valent)	Vaccine for prevention of pneumococcal disease	**399**	488	1,253	**(18)**	(61)
Fragmin	Anticoagulant	**381**	382	341	**—**	12
Relpax	Treat the symptoms of migraine headache	**368**	341	323	**8**	6
Rapamune	Immunosuppressant	**346**	372	388	**(7)**	(4)
Cardura	Hypertension/Benign prostatic hyperplasia	**338**	380	413	**(11)**	(8)
Tygacil	Antibiotic	**335**	298	324	**12**	(8)
Aricept[(a)]	Alzheimer's disease	**326**	450	454	**(28)**	(1)
Xanax XR	Anxiety disorders	**274**	306	307	**(10)**	—
BMP2	Development of bone and cartilage	**263**	340	400	**(23)**	(15)
Sulperazon	Antibiotic	**262**	218	213	**20**	2
Diflucan	Fungal infections	**259**	265	278	**(2)**	(5)
Caduet	Reduction of LDL cholesterol and hypertension	**258**	538	527	**(52)**	2
Neurontin	Seizures	**235**	289	322	**(19)**	(10)
Dalacin/Cleocin	Antibiotic for bacterial infections	**232**	192	214	**21**	(10)
Unasyn	Injectable antibacterial	**228**	231	244	**(1)**	(5)
Metaxalone/Skelaxin[(b)]	Muscle relaxant	**223**	203	—	**10**	*
Inspra	High blood pressure	**214**	195	157	**10**	24
Toviaz	Overactive bladder	**207**	187	137	**11**	36
Somavert	Acromegaly	**197**	183	157	**8**	17
Alliance revenues[(c)]	Various	**3,492**	3,630	4,084	**(4)**	(11)
All other[(d)]	Various	**8,289**	8,584	8,118	**(3)**	6

(a) Represents direct sales under license agreement with Eisai Co., Ltd.
(b) Legacy King product. King's operations are included in our financial statements commencing from the acquisition date of January 31, 2011. Therefore, our results for 2010 do not include King's results of operations.
(c) Enbrel (in the U.S. and Canada), Spiriva, Rebif, Aricept and Exforge.
(d) Includes sales of generic atorvastatin.
* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Biopharmaceutical—Selected Product Descriptions

- **Lyrica** is indicated for the management of post-herpetic neuralgia, neuropathic pain associated with diabetic peripheral neuropathy, the management of fibromyalgia, neuropathic pain due to spinal cord injury, and as adjunctive therapy for adult patients with partial onset seizures in the U.S. For certain countries outside the U.S., Lyrica is indicated for neuropathic pain (peripheral and central), the management of fibromyalgia, adjunctive treatment of epilepsy and general anxiety disorder. Lyrica recorded increases in worldwide revenues of 13% in 2012, compared to 2011. There was strong operational performance in international markets in 2012, including Japan, where Lyrica was launched in 2010 as the first product approved for the peripheral neuropathic pain (NeP) indication. Internationally, Lyrica revenues increased 14% in 2012, compared to 2011, with the growth due to a focus on enhancing the neuropathic pain diagnosis and treatment rates, the successful re-launch of the general anxiety disorder indication in the EU and physician education regarding neuropathic pain in Japan. Foreign exchange had an unfavorable impact on international revenues of 5% in 2012, compared to 2011. In the U.S., revenues increased 10% in 2012, compared to 2011. Notwithstanding these increases, U.S. revenues continue to be affected by increased competition from generic versions of competitive medicines, as well as managed care pricing and formulary pressures.

- **Lipitor**, for the treatment of elevated LDL-cholesterol levels in the blood, recorded worldwide revenues of $3.9 billion, a decrease of 59%, in 2012, compared to 2011 due to:
  - the impact of loss of exclusivity in Japan in June 2011 (with generic competition occurring in November 2011), the U.S. (with generic competition occurring in November 2011 and multi-source generic competition occurring in May 2012), Australia in April 2012 and most of developed Europe in March 2012 and May 2012;
  - the continuing impact of an intensely competitive lipid-lowering market with competition from generics and branded products worldwide; and
  - increased payer pressure worldwide, including the need for flexible rebate policies.

  Geographically,
  - in the U.S., branded Lipitor revenues were $932 million, a decrease of 81% in 2012, compared to 2011; and
  - in our international markets, branded Lipitor revenues were $3.0 billion, a decrease of 34% in 2012, compared to 2011. Foreign exchange had an unfavorable impact on international revenues of $70 million in 2012, compared to 2011.

  See the "Our Operating Environment" section of this Financial Review for a discussion concerning losses of exclusivity for Lipitor in various markets.
- **Enbrel**, for the treatment of moderate-to-severe rheumatoid arthritis, polyarticular juvenile rheumatoid arthritis, psoriatic arthritis, plaque psoriasis and ankylosing spondylitis, a type of arthritis affecting the spine, recorded increases in worldwide revenues, excluding the U.S. and Canada, of 2% in 2012, compared to 2011, primarily due to the overall growth in the anti-tumor necrosis factor (TNF) biologic market, partially offset by the unfavorable impact of foreign exchange.

  Under our co-promotion agreement with Amgen Inc. (Amgen), we co-promote Enbrel in the U.S. and Canada and share in the profits from Enbrel sales in those countries, which we include in Alliance revenues. Our co-promotion agreement with Amgen will expire in October 2013, and, subject to the terms of the agreement, we are entitled to a royalty stream for 36 months thereafter, which we expect will be significantly less than our current share of Enbrel profits from U.S. and Canadian sales. Following the end of the royalty period, we will not be entitled to any further revenues from Enbrel sales in the U.S. and Canada. Our exclusive rights to Enbrel outside the U.S. and Canada will not be affected by the expiration of the co-promotion agreement with Amgen.
- **Prevnar 13/Prevenar 13** is our 13-valent pneumococcal conjugate vaccine for the prevention of various syndromes of pneumococcal disease in infants and young children and in adults 50 years of age and older. Prevnar 13/Prevenar 13 for use in infants and young children is marketed in the U.S. for the prevention of invasive pneumococcal disease caused by the 13 serotypes in Prevnar 13 and otitis media caused by the seven serotypes in Prevnar, and in the EU and many other international markets for the prevention of invasive pneumococcal disease, otitis media and pneumococcal pneumonia caused by the vaccine serotypes. In 2011, we received approval of Prevnar 13/Prevenar 13 for use in adults 50 years of age and older in the U.S. for the prevention of pneumococcal pneumonia and invasive pneumococcal disease caused by the 13 serotypes in Prevnar 13, and in the EU for the prevention of invasive pneumococcal disease caused by the vaccine serotypes. To date, Prevenar 13 for use in adults 50 years of age and older has been approved in over 55 countries. On January 25, 2013, the U.S. FDA granted approval for the expansion of Prevnar 13 for use in children ages 6 through 17 years for active immunization for the prevention of invasive disease caused by the 13 vaccine serotypes. EU approval for use in children 6 through 17 years of age was received on January 7, 2013. Worldwide revenues for Prevnar 13/Prevenar 13 increased 2% in 2012, compared to 2011. In the U.S., revenues for Prevnar 13 decreased 2% in 2012, compared to 2011. Developed Europe Prevenar 13 revenues also were lower in 2012, compared to 2011. Revenues in the U.S. and developed Europe declined as the pediatric catch-up dose commercial opportunity declined significantly in 2012 compared to 2011, with fewer children eligible to receive the catch-up dose. In addition, utilization in older adults is modest at this time.

  We currently are conducting the Community-Acquired Pneumonia Immunization Trial in Adults (CAPiTA) to fulfill requirements in connection with the FDA's approval of the Prevnar 13 adult indication under its accelerated approval program. CAPiTA is an efficacy trial involving subjects 65 years of age and older that is designed to evaluate whether Prevnar 13 is effective in preventing the first episode of community-acquired pneumonia caused by the serotypes contained in the vaccine. We estimate that this event-driven trial will be completed in 2013. At its regular meeting held on February 22, 2012, the U.S. Centers for Disease Control and Prevention's Advisory Committee on Immunization Practices (ACIP) indicated that it will defer voting on a recommendation for the routine use of Prevnar 13 in adults 50 years of age and older until the results of CAPiTA, as well as data on the impact of pediatric use of Prevnar 13 on the disease burden and serotype distribution among adults, are available. The rate of uptake for the use of Prevnar 13 in adults 50 years of age and older has been impacted by ACIP's decision to defer voting on a recommendation for the routine use of Prevnar 13 in that population. At its regular meeting held on June 20, 2012, ACIP voted to recommend the use of Prevnar 13 for adults 19 years of age and older with immuno-compromising conditions such as HIV infections, cancer, advanced kidney disease and other immuno-compromising conditions. This recommendation is based on the disproportionate burden of invasive pneumococcal disease in this patient population.
- **Celebrex**, indicated for the treatment of the signs and symptoms of osteoarthritis and rheumatoid arthritis worldwide and for the management of acute pain in adults in the U.S., Japan and certain markets in the EU, recorded an increase in worldwide revenues of 8% in 2012, compared to 2011. Strong operational performance in the U.S. was primarily driven by price increases, as well as strong market growth, partially offset by continued share erosion due to ongoing generic pressures and higher rebates. However, Celebrex continued to slow the volume erosion due to strong Direct to Customer investment and field force promotion. Strong operational performance in international markets was driven by volume and share growth in Japan and emerging markets in the low back pain indication, partially offset by lower developed Europe revenues in 2012 compared to 2011. Celebrex is supported by continued educational and promotional efforts highlighting its efficacy and safety profile for appropriate patients.

- **Viagra** is indicated for the treatment for erectile dysfunction. Viagra worldwide revenues increased 4% in 2012, compared to 2011, primarily due to the increase in U.S. revenues, partially offset by branded and generic competitive pressure in developed Europe, other developed markets and emerging markets. The increase in the U.S. more than offset the decrease in international markets due to operational factors and the adverse impact of foreign exchange.
- **Norvasc**, for treating hypertension, lost exclusivity in the U.S. and other major markets in 2007 and in Canada in 2009. Norvasc worldwide revenues decreased 7% in 2012, compared to 2011.
- **Zyvox** is the world's best-selling branded agent among those used to treat serious Gram-positive pathogens, including methicillin-resistant staphylococcus-aureus. Zyvox worldwide revenues increased 5% in 2012, compared to 2011, primarily due to growth in both developed and emerging markets.
- **Sutent** is indicated for the treatment of advanced renal cell carcinoma, including metastatic renal cell carcinoma (mRCC); gastrointestinal stromal tumors after disease progression on, or intolerance to, imatinib mesylate; and advanced pancreatic neuroendocrine tumor. Sutent worldwide revenues increased 4% in 2012, compared to 2011, due to strong operational performance driven in the U.S. by price increases and in other, non-European developed markets by volume growth due to targeted marketing efforts, and in emerging markets, by increased market share, partially offset by the unfavorable impact of foreign exchange. We continue to seek to drive operational revenue and prescription growth, supported by cost-effectiveness, efficacy and therapy management data. As of December 31, 2012, Sutent was the most prescribed oral mRCC therapy in the U.S.
- Our **Premarin** family of products helps women address moderate-to-severe menopausal symptoms. It recorded an increase in worldwide revenues of 6% in 2012, compared to 2011. U.S. revenues increased 7% in 2012, compared to 2011, primarily due to favorable wholesaler inventory levels, price increases in January and July 2012, favorable rebates and the launch of multichannel marketing support in 2012. Internationally, revenues decreased 2% compared to 2011. The decline was attributable to the unfavorable impact of foreign exchange of 7% offset by the increase in operational revenues of 5%.
- **Genotropin**, one of the world's leading human growth hormones, is used in children for the treatment of short stature with growth hormone deficiency, Prader-Willi Syndrome, Turner Syndrome, Small for Gestational Age Syndrome, Idiopathic Short Stature (in the U.S. only) and Chronic Renal Insufficiency (outside the U.S. only), as well as in adults with growth hormone deficiency. Genotropin is supported by a broad platform of innovative injection-delivery devices and patient-support programs. Genotropin worldwide revenues decreased 6% compared to 2011.
- **Xalabrands** consists of **Xalatan**, a prostaglandin, which is a branded agent used to reduce elevated eye pressure in patients with open-angle glaucoma or ocular hypertension, and **Xalacom,** a fixed combination prostaglandin (Xalatan) and beta blocker (timolol) available outside the U.S. Xalatan/Xalacom worldwide revenues decreased 36% in 2012, compared to 2011. Lower revenues were due primarily to the loss of exclusivity in the U.S. in March 2011 and in the majority of European markets in January 2012.
- **BeneFIX and ReFacto AF/Xyntha** are hemophilia products using state-of-the-art manufacturing that assist patients with their lifelong bleeding disorders. BeneFIX is the only available recombinant factor IX product for the treatment of hemophilia B, while ReFacto AF/Xyntha is a recombinant factor VIII product for the treatment of hemophilia A. Both products are indicated for the control and prevention of bleeding in patients with these disorders and in some countries are also indicated for prophylaxis in certain situations, such as surgery. BeneFIX recorded an increase in worldwide revenues of 12% in 2012, compared to 2011, primarily as a result of increases in the U.S. due to a launch of the new 3000 International Unit vial and price increases. ReFacto AF/Xyntha recorded an increase in worldwide revenues of 15% in 2012, compared to 2011, driven by the successful transition of patients to Xyntha as a result of securing a government contract in Australia, continued patient conversion to Xyntha in the U.S., as well as the successful launch of the ReFacto AF dual chamber syringe in several European countries.
- **Detrol/Detrol LA,** a muscarinic receptor antagonist, is one of the leading branded medicines worldwide for overactive bladder. Detrol LA is an extended-release formulation taken once a day. Detrol/Detrol LA worldwide revenues decreased 14% in 2012, compared to 2011, primarily due to increased branded competition, a shift in promotional focus to our Toviaz product in most major markets and the loss of exclusivity for Detrol IR in the U.S. in June 2012. Generic competition for Detrol LA in the U.S. is expected in the first quarter of 2014.
- **Vfend** is a broad-spectrum agent for treating yeast and molds. Vfend worldwide revenues increased 1% in 2012, compared to 2011 primarily due to U.S. market growth attributable to a fungal meningitis outbreak and double-digit growth in Latin America and China, largely offset by the unfavorable impact of foreign exchange and supply constraints. International revenues increased 1% in 2012, compared to 2011. Revenues in the U.S. in 2012 increased 3% compared to the same period in 2011, primarily due to the aforementioned meningitis outbreak and lower Medicaid rebates in 2012 compared to 2011, partially offset by the loss of exclusivity of Vfend tablets and the launch of generic voriconazole (generic Vfend) in February 2011.
- **Chantix/Champix** is an aid to smoking-cessation treatment in adults 18 years of age and older. Chantix/Champix worldwide revenues decreased 7% in 2012, compared to 2011, primarily due to negative media exposure across several key markets and macro-economic decline, which decreased patient willingness to pay out of pocket. We are continuing our educational and promotional efforts, which are focused on addressing the significant health consequences of smoking highlighting the Chantix/Champix benefit-risk proposition, emphasizing the importance of the physician-patient dialogue in helping patients quit smoking and identifying alternative treatment-funding models.
- **Pristiq** is approved for the treatment of major depressive disorder in the U.S. and in various other countries. Pristiq has also been approved for treatment of moderate-to-severe vasomotor symptoms (VMS) associated with menopause in Thailand, Mexico, the Philippines and Ecuador. Pristiq recorded an increase in worldwide revenues of 9% in 2012, compared to 2011, primarily due to price increases, as well as market growth, partially offset by lower prescription share in the U.S.

- **Revatio** is for the treatment of pulmonary arterial hypertension (PAH). Worldwide revenues remained relatively flat in 2012, compared to 2011. 2012 revenues were impacted by the unfavorable impact of foreign exchange, partially offset by an increased PAH awareness driving earlier diagnosis in the U.S. and EU. In the U.S., Revatio tablet lost exclusivity in September 2012, and Revatio intravenous injection will lose exclusivity in May 2013.
- **Zosyn/Tazocin**, our broad-spectrum intravenous antibiotic, faces generic global competition. U.S. exclusivity was lost in September 2009. Zosyn/Tazocin recorded a decrease in worldwide revenues of 24% in 2012, compared to 2011.
- **Effexor**, an antidepressant for treating adult patients with major depressive disorder, generalized anxiety disorder, social anxiety disorder and panic disorder, faces generic competition in most markets. It recorded a decrease in worldwide revenues of 37% in 2012, compared to 2011.
- **Prevnar/Prevenar (7-valent),** our 7-valent pneumococcal conjugate vaccine for preventing invasive, and, in certain international markets, non-invasive pneumococcal disease in infants and young children, recorded a decrease in worldwide revenues of 18% in 2012, compared to 2011. Many markets have transitioned from the use of Prevnar/Prevenar (7-valent) to Prevnar 13/Prevenar 13, resulting in lower revenues for Prevnar/Prevenar (7-valent). We expect this trend to continue.
- **Caduet** is a single-pill therapy combining Lipitor and Norvasc for the prevention of cardiovascular events. Caduet worldwide revenues decreased 52% in 2012, compared to 2011, primarily due to the loss of U.S. exclusivity in November 2011.
- **Xalkori,** for the treatment of patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) that is anaplastic lymphoma kinase (ALK)-positive as detected by an FDA-approved test, was approved by the FDA in August 2011. In developed markets, Xalkori has also been approved in Japan, South Korea, Canada and Switzerland, and it received conditional marketing authorization in the EU in October 2012. In addition, it has been filed or approved in more than 25 emerging markets, including China. Xalkori recorded worldwide revenues of $123 million in 2012, with 66% of those revenues generated in the U.S. market.
- **Inlyta,** for the treatment of patients with advanced renal cell carcinoma after failure of a prior systemic treatment, has been approved in the U.S., Switzerland, Japan, Canada, Australia, South Korea and the EU (exact indications vary by region). Inlyta recorded worldwide revenues of $100 million in 2012.
- **Xeljanz** (in the U.S.) was approved by the FDA in November 2012 for the treatment of adult patients with moderately to severely active rheumatoid arthritis who have had an inadequate response or intolerance to methotrexate, to be used as monotherapy or in combination with methotrexate or other nonbiologic disease-modifying antirheumatic drugs.
- **Alliance revenues** worldwide decreased 4% in 2012, compared to 2011, mainly due to the loss of exclusivity for Aricept 5mg and 10mg tablets in the U.S. in November 2010 and the entry of multi-source generic competition in the U.S. in May 2011, as well as the loss of exclusivity in many major European markets in February 2012, and lower revenues for Spiriva in certain European countries, Canada and Australia due to the expiration of our collaboration with BI in those countries, partially offset by the strong performance of Enbrel and Rebif in the U.S. We expect that the Aricept 23mg tablet will have exclusivity in the U.S. until July 2013. See the "The Loss or Expiration of Intellectual Property Rights" section of this Financial Review for a discussion regarding the expiration of various contract rights relating to Aricept, Spiriva, Enbrel and Rebif. Eliquis (apixaban) has been jointly developed and commercialized by Pfizer and Bristol-Myers Squibb (BMS). In 2012, Eliquis (apixaban) was approved to reduce the risk of stroke and systemic embolism in patients with nonvalvular atrial fibrillation in the 27 countries of the EU, plus Iceland and Norway, Canada, Japan and the U.S., and it was launched for that indication in the U.S. in January 2013. The two companies share commercialization expenses and profit/losses equally on a global basis.
- **Embeda**—We met with the FDA in May 2012 to discuss our proposal for reintroduction of Embeda to the market. The required stability programs are underway, and we are working toward a submission with the FDA in the first half of 2013.

See Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies* for a discussion of recent developments concerning patent and product litigation relating to certain of the products discussed above.

Research and Development

Research and Development Operations

Innovation is critical to the success of our company and drug discovery and development is time-consuming, expensive and unpredictable, particularly for human health products. As a result, and also because we are predominately a human health company, the vast majority of our R&D spending is associated with human health products, compounds and activities.

The following table provides additional information by operating segment about our research and development expenses (see also Notes to Consolidated Financial Statements—*Note 18. Segment, Geographic and Other Revenue Information*):

	Research and Development Expenses				
	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Primary Care[(a)]	**$ 1,009**	$ 1,307	$ 1,473	**(23)**	(11)
Specialty Care and Oncology[(a)]	**1,401**	1,561	1,624	**(10)**	(4)
Established Products and Emerging Markets[(a)]	**403**	441	452	**(9)**	(2)
Other[(a), (b)]	**693**	425	428	**63**	(1)
Worldwide Research and Development/Pfizer Medical[(c)]	**2,835**	3,337	3,709	**(15)**	(10)
Corporate and Other[(d)]	**1,529**	2,003	1,797	**(24)**	11
Total Research and Development Expenses	**$ 7,870**	$ 9,074	$ 9,483	**(13)**	(4)

(a) Our operating segments, in addition to their sales and marketing responsibilities, are responsible for certain development activities. Generally, these responsibilities relate to additional indications for in-line products and IPR&D projects that have achieved proof-of-concept. R&D spending may include upfront and milestone payments for intellectual property rights.

(b) Includes the Animal Health operating segment and the Consumer Healthcare operating segment. The increase in 2012 primarily relates to a $250 million payment to AstraZeneca to obtain the exclusive global over-the-counter rights to Nexium.

(c) Worldwide Research and Development is generally responsible for human health research projects until proof-of-concept is achieved, and then for transitioning those projects to the appropriate business unit for possible clinical and commercial development. R&D spending may include upfront and milestone payments for intellectual property rights. This organization also has responsibility for certain science-based and other platform-services organizations, which provide technical expertise and other services to the various R&D projects. Worldwide Research and Development is also responsible for all human-health-related regulatory submissions and interactions with regulatory agencies, including all safety event activities. Pfizer Medical is responsible for external affairs relating to all therapeutic areas, providing Pfizer-related medical information to healthcare providers, patients and other parties, and quality assurance and regulatory compliance activities, which include conducting clinical trial audits and readiness reviews. The decreases in 2012 compared to 2011 and in 2011 compared to 2010 result from cost savings associated with the R&D productivity initiative announced on February 1, 2011 (see the "Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" section of this Financial Review).

(d) Corporate and other includes unallocated costs, primarily facility costs, information technology, share-based compensation, and restructuring related costs. The decrease in 2012 primarily results from cost savings associated with the R&D productivity initiative announced on February 1, 2011 and to a lesser extent from lower charges relating to implementing our cost-reduction and productivity initiatives (see the "Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" section of this Financial Review).

Our human health R&D spending is conducted through a number of matrix organizations—Research Units, within our Worldwide Research and Development organization, are generally responsible for research assets (assets that have not yet achieved proof-of-concept); Business Units are generally responsible for development assets (assets that have achieved proof-of-concept); and science-based and other platform-services organizations.

We take a holistic approach to our human health R&D operations and manage the operations on a total-company basis through our matrix organizations described above. Specifically, a single committee, co-chaired by members of our R&D and commercial organizations, is accountable for aligning resources among all of our human health R&D projects and for ensuring that our company is focusing its R&D resources in the areas where we believe that we can be most successful and maximize our return on investment. We believe that this approach also serves to maximize accountability and flexibility.

Our Research Units are organized in a variety of ways (by therapeutic area or combinations of therapeutic areas, by discipline, by location, etc.) to enhance flexibility, cohesiveness and focus. Because of our structure, we can rapidly redeploy resources, within a Research Unit, between various projects as necessary because the workforce shares similar skills, expertise and/or focus.

Our platform-services organizations, where a significant portion of our R&D spending occurs, provide technical expertise and other services to the various R&D projects, and are organized into science-based functions such as Pharmaceutical Sciences, Chemistry, Drug Safety, and Development Operations, and non-science-based functions, such as Facilities, Business Technology and Finance. As a result, within each of these functions, we are able to migrate resources among projects, candidates and/or targets in any therapeutic area and in most phases of development, allowing us to react quickly in response to evolving needs.

Generally, we do not disaggregate total R&D expense by development phase or by therapeutic area since, as described above, we do not manage a significant portion of our R&D operations by development phase or by therapeutic area. Further, as we are able to adjust a significant portion of our spending quickly, as conditions change, also as described above, we believe that any prior-period information about R&D expense by development phase or by therapeutic area would not necessarily be representative of future spending.

Product Developments—Biopharmaceutical

We continue to invest in R&D to provide potential future sources of revenues through the development of new products, as well as through additional uses for in-line and alliance products. Notwithstanding our efforts, there are no assurances as to when, or if, we will receive regulatory approval for additional indications for existing products or any of our other products in development.

We continue to closely evaluate our global research and development function and pursue strategies intended to improve innovation and overall productivity in R&D by prioritizing areas that we believe have the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas that we believe have the highest potential to deliver value in the near term and over time. To that end, our

research primarily focuses on five high-priority areas that have a mix of small and large molecules—immunology and inflammation; oncology; cardiovascular and metabolic diseases; neuroscience and pain; and vaccines. In addition to reducing the number of disease areas of focus, we have realigned and reduced our research and development footprint and outsourced certain functions that do not drive competitive advantage for Pfizer.

Our development pipeline, which is updated quarterly, can be found at www.pfizer.com/pipeline. It includes an overview of our research and a list of compounds in development with targeted indication, phase of development and, for late-stage programs, mechanism of action. The information currently in our development pipeline is accurate as of February 28, 2013.

The following series of tables provides information about significant regulatory actions by, and filings pending with, the FDA and regulatory authorities in the EU and Japan, as well as additional indications and new drug candidates in late-stage development.

RECENT FDA APPROVALS		
PRODUCT	**INDICATION**	**DATE APPROVED**
Eliquis (Apixaban)[(a)]	Prevention of stroke and systemic embolism in patients with nonvalvular atrial fibrillation	December 2012
Xeljanz (Tofacitinib)	Treatment of moderate-to-severe active rheumatoid arthritis	November 2012
Bosulif (Bosutinib)	Treatment of previously treated chronic myelogenous leukemia	September 2012
Lyrica (Pregabalin) Capsules CV	Treatment of neuropathic pain due to spinal cord injury	June 2012
Elelyso (Taliglucerase Alfa)[(b)]	Treatment of adults with a confirmed diagnosis of type 1 Gaucher disease	May 2012
Inlyta (Axitinib)	Treatment of advanced renal cell carcinoma after failure of one prior systemic therapy	January 2012

(a) This indication for Eliquis (apixaban) was developed and is being commercialized in collaboration with BMS.
(b) In November 2009, we entered into a license and supply agreement with Protalix BioTherapeutics, which provides us exclusive worldwide rights, except in Israel, to develop and commercialize Elelyso (taliglucerase alpha) for the treatment of Gaucher disease.

PENDING U.S. NEW DRUG APPLICATIONS (NDA) AND SUPPLEMENTAL FILINGS		
PRODUCT	**INDICATION**	**DATE FILED***
Bazedoxifene-conjugated estrogens	Treatment of symptoms associated with menopause and osteoporosis	December 2012
Tafamidis meglumine[(a)]	Treatment of transthyretin familial amyloid polyneuropathy (TTR-FAP)	February 2012
Genotropin[(b)]	Replacement of human growth hormone deficiency (Mark VII multidose disposable device)	December 2009
Celebrex[(c)]	Chronic pain	October 2009
Remoxy[(d)]	Management of moderate-to-severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time	August 2008
Spiriva[(e)]	Respimat device for chronic obstructive pulmonary disease	January 2008
Viviant[(f)]	Osteoporosis treatment and prevention	August 2006

* The dates set forth in this column are the dates on which the FDA accepted our submissions.

(a) In May 2012, the FDA's Peripheral and Central Nervous System Drugs Advisory Committee voted that the tafamidis meglumine data provide substantial evidence of efficacy for a surrogate endpoint that is reasonably likely to predict a clinical benefit. In June 2012, the FDA issued a "complete response" letter with respect to the tafamidis NDA. The FDA has requested the completion of a second efficacy study and also has asked for additional information on the data within the current tafamidis NDA. We are continuing to work with the FDA to define a path forward.
(b) In April 2010, we received a "complete response" letter from the FDA for the Genotropin Mark VII multidose disposable device submission. In August 2010, we submitted our response to address the requests and recommendations included in the FDA letter. In April 2011, we received a second "complete response" letter from the FDA, requesting additional information. We are working to address the FDA's requests for additional information.
(c) In June 2010, we received a "complete response" letter from the FDA for the Celebrex chronic pain supplemental NDA. The supplemental NDA remains pending while we await the completion of ongoing studies to determine next steps.
(d) In 2005, King entered into an agreement with Pain Therapeutics, Inc. (PT) to develop and commercialize Remoxy. In August 2008, the FDA accepted the NDA for Remoxy that had been submitted by King and PT. In December 2008, the FDA issued a "complete response" letter. In March 2009, King exercised its right under the agreement with PT to assume sole control and responsibility for the development of Remoxy. In December 2010, King resubmitted the NDA for Remoxy with the FDA. In June 2011, we and PT announced that a "complete response" letter was received from the FDA with regard to the resubmission of the NDA. We have been working to address the issues raised in the letter, which primarily relate to manufacturing. We have analyzed the results from two, recently completed bioavailability studies, as well as data from other experiments that were conducted to optimize the formulation composition and analytical methods for Remoxy. While we have gained important insights from this work, in the fourth quarter of 2012 we initiated a confirmatory bioavailability study to assess the pharmacokinetic profile of modified Remoxy formulation compositions. Preliminary results from the initial phase of this study are undergoing analysis. We believe the results of this study will provide us with greater clarity as to whether or not we will be able to adequately address the questions raised in the "complete response" letter received from the FDA. We continue to target a late-March 2013 meeting with the FDA to discuss our plan to address the June 2011 "complete response" letter.
(e) Boehringer Ingelheim (BI), our alliance partner, holds the NDAs for Spiriva Handihaler and Spiriva Respimat. In September 2008, BI received a "complete response" letter from the FDA for the Spiriva Respimat submission. The FDA is seeking additional data, and we are coordinating with BI, which is working with the FDA to provide the additional information. A full response will be submitted to the FDA upon the completion of planned and ongoing studies.

(f) Two "approvable" letters were received by Wyeth in April and December 2007 from the FDA for Viviant (bazedoxifene), for the prevention of post-menopausal osteoporosis, that set forth the additional requirements for approval. In May 2008, Wyeth received an "approvable" letter from the FDA for the treatment of post-menopausal osteoporosis. The FDA is seeking additional data, and we have been systematically working through these requirements and seeking to address the FDA's concerns. A full response will be provided to the FDA. In February 2008, the FDA advised Wyeth that it expects to convene an advisory committee to review the pending NDAs for both the treatment and prevention indications after we submit our response to the "approvable" letters. In April 2009, Wyeth received approval in the EU for CONBRIZA (the EU trade name for Viviant) for the treatment of post-menopausal osteoporosis in women at increased risk of fracture. Viviant was also approved in Japan in July 2010 for the treatment of post-menopausal osteoporosis and in South Korea in November 2011 for the treatment and prevention of post-menopausal osteoporosis.

REGULATORY APPROVALS AND FILINGS IN THE EU AND JAPAN

PRODUCT	DESCRIPTION OF EVENT	DATE APPROVED	DATE FILED*
Eliquis (Apixaban)[(a)]	Approval in Japan for prevention of ischemic stroke and systemic embolism in patients with nonvalvular atrial fibrillation	December 2012	—
Toviaz	Approval in Japan for treatment of overactive bladder	December 2012	—
Eliquis (Apixaban)[(a)]	Approval in the EU for prevention of stroke and systemic embolism in patients with nonvalvular atrial fibrillation	November 2012	—
Xalkori (Crizotinib)	Conditional marketing authorization in the EU for treatment of previously treated ALK-positive advanced non-small cell lung cancer	October 2012	—
Inlyta (Axitinib)	Approval in the EU for treatment of advanced renal cell carcinoma after failure of prior systemic treatment	September 2012	—
Sutent	Approval in Japan for treatment of pancreatic neuroendocrine tumor	August 2012	—
Bazedoxifene-conjugated estrogens	Application filed in the EU for treatment of symptoms associated with menopause and osteoporosis	—	July 2012
Prevenar 13 Infant	Application filed in Japan for prevention of invasive pneumococcal disease in infants and young children	—	July 2012
Lyrica (Pregabalin)	Approval in Japan for treatment of fibromyalgia	June 2012	—
Inlyta (Axitinib)	Approval in Japan for treatment of renal cell carcinoma not indicated for curative resection, metastatic renal cell carcinoma	June 2012	—
Xalkori (Crizotinib)	Approval in Japan for treatment of ALK-positive advanced non-small cell lung cancer	March 2012	—
Lyrica (Pregabalin)	Application filed in Japan for treatment of neuropathic pain: peripheral neuropathic pain, central neuropathic pain	—	March 2012
Tofacitinib	Application filed in Japan for treatment of rheumatoid arthritis	—	December 2011
Tofacitinib	Application filed in the EU for treatment of moderate-to-severe active rheumatoid arthritis	—	November 2011
Bosutinib[(b)]	Application filed in the EU for treatment of previously treated chronic myelogenous leukemia	—	August 2011

* For applications in the EU, the dates set forth in this column are the dates on which the European Medicines Agency (EMA) validated our submissions.

(a) This indication for Eliquis (apixaban) was developed and is being commercialized in collaboration with BMS.

(b) In January 2013, the EMA's Committee for Medicinal Products for Human Use (CHMP) issued an opinion recommending that bosutinib be granted conditional approval for treatment of previously treated chronic myelogenous leukemia. The initial application was for the treatment of newly diagnosed chronic myelogenous leukemia.

LATE-STAGE CLINICAL PROGRAMS FOR ADDITIONAL USES AND DOSAGE FORMS FOR IN-LINE AND IN-REGISTRATION PRODUCTS

PRODUCT	INDICATION
Eliquis (Apixaban)	For the prevention and treatment of venous thromboembolism, which is being developed in collaboration with BMS
Inlyta (Axitinib)	Oral and selective inhibitor of vascular endothelial growth factor (VEGF) receptor 1, 2 & 3 for the treatment of adjuvant renal cell carcinoma (Asia only)
Lyrica (Pregabalin)	Peripheral neuropathic pain; CR (once-a-day) dosing
Sutent	Adjuvant renal cell carcinoma
Tofacitinib	A JAK kinase inhibitor for the treatment of psoriasis and ulcerative colitis
Xalkori (Crizotinib)	An oral ALK and c-Met inhibitor for the treatment of ALK-positive 1st and 2nd line (supports potential full approval in the U.S.) non-small cell lung cancer
Zithromax/chloroquine	Malaria

NEW DRUG CANDIDATES IN LATE-STAGE DEVELOPMENT	
CANDIDATE	**INDICATION**
ALO-02	A Mu-type opioid receptor agonist for the management of moderate-to-severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time
Dacomitinib	A pan-HER tyrosine kinase inhibitor for the treatment of previously treated advanced non-small cell lung cancer
Inotuzumab ozogamicin	An antibody drug conjugate, consisting of an anti-CD22 monotherapy antibody linked to a cytotoxic agent, calicheamycin, for the treatment of aggressive Non-Hodgkin's Lymphoma and acute lymphoblastic leukemia
MnB rLP2086 (PF-05212366)	A prophylactic vaccine for prevention of *Neisseria meningitidis* serogroup B invasive disease in adolescents and young adults (ages 11 - 25)
Palbociclib (PD-0332991)	An oral and selective reversible inhibitor of the CDK 4 and 6 kinases for the treatment of patients with ER positive, HER2 negative advanced breast cancer
Tanezumab[a]	An anti-nerve growth factor monoclonal antibody for the treatment of pain (on clinical hold)

[a] Following requests by the FDA in 2010, we suspended and subsequently terminated worldwide the osteoarthritis, chronic low back pain and painful diabetic peripheral neuropathy studies of tanezumab. The FDA's requests followed a small number of reports of osteoarthritis patients treated with tanezumab who experienced the worsening of osteoarthritis leading to total joint replacement and also reflected the FDA's concerns regarding the potential for such events in other patient populations. In December 2010, the FDA placed a clinical hold on all other anti-nerve growth factor therapies under clinical investigation in the U.S. Studies of tanezumab in cancer pain were allowed to continue. Extensive analyses were undertaken of all total joint replacements reported in studies of tanezumab. The results of these analyses and the conclusions drawn were provided to the FDA. On March 12, 2012, the FDA's Arthritis Advisory Committee met to discuss the future development of nerve growth factor inhibitors, including tanezumab. The Committee voted that there is a role for the ongoing development of nerve growth factor inhibitors in conditions such as osteoarthritis and for the management of pain associated with conditions other than osteoarthritis for which there are no agents with demonstrated analgesic effect. We submitted a Clinical Hold Complete Response to the FDA on July 31, 2012. On August 28, 2012, the FDA removed the clinical hold completely from the tanezumab program for all indications. On December 14, 2012, the FDA placed a new partial clinical hold on the development of nerve growth factor inhibitors, including tanezumab. The partial clinical hold was based on peripheral nervous system effects observed in animal studies conducted with nerve growth factor inhibitors by other companies. Current and future studies of tanezumab in cancer pain are not affected by this partial clinical hold. We intend to work with the FDA to determine the appropriate path forward.

Additional product-related programs are in various stages of discovery and development. Also, see the discussion in the "Our Business Development Initiatives" section of this Financial Review.

COSTS AND EXPENSES

Cost of Sales

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Cost of sales	**$ 11,334**	$ 14,076	$ 14,788	**(19)**	(5)

2012 v. 2011

Cost of sales decreased 19% in 2012, compared to 2011, primarily due to:

- lower purchase accounting charges, primarily reflecting the fair value adjustments to acquired inventory from Wyeth and King that was subsequently sold;
- lower costs related to our cost-reduction and productivity initiatives and acquisition-related costs, as well as the benefits generated from the ongoing productivity initiatives to streamline the manufacturing network;
- reduced manufacturing volumes related to products that lost exclusivity in various markets; and
- the favorable impact of foreign exchange of 3%,

partially offset by:

- an unfavorable shift in geographic, product and business mix due to products that lost exclusivity in various markets.

2011 v. 2010

Cost of sales decreased 5% in 2011, compared to 2010, primarily due to:

- lower purchase accounting charges, primarily reflecting the fair value adjustments to acquired inventory from Wyeth that was subsequently sold; and
- savings associated with our cost-reduction and productivity initiatives,

partially offset by:

- the addition of costs from legacy King's operations;
- the Puerto Rico excise tax (for additional information, see the "Provision for Taxes on Income" section of this Financial Review);

- a shift in geographic and business mix; and
- the unfavorable impact of foreign exchange of 2% in 2011.

Selling, Informational and Administrative (SI&A) Expenses

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Selling, informational and administrative expenses	**$ 16,616**	$ 18,832	$ 18,973	**(12)**	(1)

2012 v. 2011

SI&A expenses decreased 12% in 2012, compared to 2011, primarily due to:

- savings generated from a reduction in the field force and a decrease in promotional spending, both partly in response to product losses of exclusivity;
- more streamlined corporate support functions; and
- the favorable impact of foreign exchange of 2%,

partially offset by:

- costs associated with the separation of Zoetis employees, net assets and operations from Pfizer.

2011 v. 2010

SI&A expenses were largely unchanged in 2011, compared to 2010, primarily due to:

- the fee provided for under the U.S. Healthcare Legislation beginning in 2011;
- the addition of legacy King operating costs; and
- the unfavorable impact of foreign exchange of 2%,

offset by:

- savings associated with our cost-reduction and productivity initiatives.

Research and Development (R&D) Expenses

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Research and development expenses	**$ 7,870**	$ 9,074	$ 9,483	**(13)**	(4)

2012 v. 2011

R&D expenses decreased 13% in 2012, compared to 2011, primarily due to:

- savings generated by the discontinuation of certain therapeutic areas and R&D programs in connection with our previously announced cost-reduction and productivity initiatives; and
- lower charges related to implementing our cost-reduction and productivity initiatives,

partially offset by:

- a $250 million payment to AstraZeneca to obtain the exclusive global over-the-counter rights to Nexium.

2011 v. 2010

R&D expenses decreased 4% in 2011, compared to 2010, primarily due to:

- savings associated with our cost-reduction and productivity initiatives,

partially offset by:

- higher charges related to implementing our cost-reduction and productivity initiatives;
- the addition of legacy King expenses; and
- the unfavorable impact of foreign exchange of 1%.

R&D expenses also include payments for intellectual property rights of $371 million in 2012, $306 million in 2011 and $393 million in 2010 (for further discussion, see the "Our Business Development Initiatives" section of this Financial Review).

Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/ Productivity Initiatives

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Costs associated with acquisitions and cost-reduction/ productivity initiatives	**$ 2,855**	$ 4,512	$ 3,926	**(37)**	15

We incur significant costs in connection with acquiring, integrating and restructuring businesses and in connection with our global cost-reduction and productivity initiatives. For example:

- In connection with acquisition activity, we typically incur costs associated with executing the transactions, integrating the acquired operations (which may include expenditures for consulting and the integration of systems and processes), and restructuring the combined company (which may include charges related to employees, assets and activities that will not continue in the combined company); and
- In connection with our cost-reduction and productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems.

All of our businesses and functions may be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as groups such as information technology, shared services and corporate operations. Since the acquisition of Wyeth on October 15, 2009, our cost-reduction initiatives announced on January 26, 2009, but not completed as of December 31, 2009, were incorporated into a comprehensive plan to integrate Wyeth's operations to generate cost savings and to capture synergies across the combined company. In addition, on February 1, 2011, among our ongoing cost reduction/productivity initiatives, we announced a new research and productivity initiative to accelerate our strategies to improve innovation and productivity in R&D by prioritizing areas that we believe have the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas that we believe have the highest potential to deliver value in the near term and over time.

Cost-Reduction Goals

With respect to the January 26, 2009 announcements, and our acquisition of Wyeth on October 15, 2009, in the aggregate, we achieved our cost-reduction goal by the end of 2011, a year earlier than expected, and are continuing to generate cost reductions.

With respect to the R&D productivity initiative announced on February 1, 2011, we met our goal to achieve significant reductions in our annual research and development expenses by the end of 2012. Adjusted R&D expenses were $7.3 billion in 2012, and we expect adjusted R&D expenses to be approximately $6.5 billion to $7.0 billion in 2013. For an understanding of adjusted research and development expenses, see the "Adjusted Income" section of this Financial Review.

In addition to these major initiatives, we continuously monitor our organizations for cost reduction and/or productivity opportunities.

Total Costs

Through December 31, 2012, we incurred approximately $14.8 billion (pre-tax) in cost-reduction and acquisition-related costs (excluding transaction costs) in connection with the aforementioned initiatives. This $14.8 billion is a component of the $15.6 (pre-tax) billion in total restructuring charges incurred from the beginning of our cost-reduction and productivity initiatives in 2005 through December 31, 2012. See Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* for more information. In 2013, we expect to incur approximately $500-$800 million (after tax) in costs in connection with our ongoing cost-reduction/productivity initiatives and have reflected those costs, as well as the related expected cost reductions of approximately $1.0 billion (pre-tax), in our 2013 financial guidance. See also the "Our Financial Guidance for 2013" section of this Financial Review.

Key Activities

The targeted cost reductions were achieved through the following actions and we continue to generate cost reductions through similar actions:

- The closing of duplicative facilities and other site rationalization actions Company-wide, including research and development facilities, manufacturing plants, sales offices and other corporate facilities. Among the more significant actions are the following:
  - Manufacturing: After the acquisition of Wyeth, our manufacturing sites totaled 75. Other acquisitions have added 21 manufacturing sites and we have subsequently exited 12 sites, resulting in 84 sites supporting continuing operations as of December 31, 2012. Our plant network strategy will result in the exit of a further eight sites over the next several years. These site counts exclude five Nutrition business-related manufacturing sites as the Nutrition business was sold in 2012. See Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures* for more information.
  - Research and Development: After the acquisition of Wyeth, we operated in 20 R&D sites and announced that we would close a number of sites. We have completed a number of site closures, including our Sandwich, U.K. research and development facility, except for a small presence. In addition, in 2011, we rationalized several other sites to reduce and optimize the overall R&D footprint. We disposed of our toxicology site in Catania, Italy; exited our R&D sites in Aberdeen and Gosport, U.K.; and disposed of a vacant site in

St. Louis, MO. We still maintain laboratories in St. Louis, MO, that focus on the areas of biologics and indications discovery. We are presently marketing for sale, lease or sale/lease-back, either a portion of or all of certain of our R&D campuses. Locations with R&D operations are in the U.S., Europe, Canada and China, with five major research sites in addition to a number of specialized units. We also re-prioritized our commitments to disease areas and have discontinued certain therapeutic areas and R&D programs as part of our R&D productivity initiative. In 2011 and 2012 our research has primarily focused on five high-priority areas that have a mix of small and large molecules—immunology and inflammation; oncology; cardiovascular and metabolic diseases; neuroscience and pain; and vaccines.

- Workforce reductions across all areas of our business and other organizational changes, primarily in the U.S. field force, manufacturing, R&D and corporate functions. We identified areas for a reduction in workforce across all of our businesses. In January 2009, when Pfizer and Wyeth entered into the merger agreement, the workforce of the two companies totaled approximately 130,000. We have exceeded our original target to reduce the combined Pfizer/Wyeth workforce 15%, or 19,500, within three years. By the end of 2011, we achieved a reduction of 26,300, and by the end of 2012, we achieved a reduction of 38,500. In 2012, the workforce declined by 12,200, from 103,700 to 91,500, primarily in manufacturing, R&D and corporate functions. The aforementioned workforce reductions include the impact of acquisitions and divestitures subsequent to the Wyeth acquisition.
- The increased use of shared services and centers of excellence.
- Procurement savings.

The following table provides the components of costs associated with acquisitions and cost-reduction/productivity initiatives:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Transaction costs[(a)]	**$ 1**	$ 30	$ 22
Integration costs[(b)]	**405**	725	1,001
Restructuring charges[(c)]:			
Employee termination costs	**997**	1,794	1,062
Asset impairments	**328**	256	869
Exit costs	**149**	125	191
Restructuring charges and certain acquisition-related costs	**1,880**	2,930	3,145
Additional depreciation—asset restructuring, recorded in our consolidated statements of income as follows[(d)]:			
Cost of sales	**267**	555	520
Selling, informational and administrative expenses	**20**	75	227
Research and development expenses	**296**	605	34
Total additional depreciation—asset restructuring	**583**	1,235	781
Implementation costs, recorded in our consolidated statements of income as follows[(e)]:			
Cost of sales	**31**	250	—
Selling, informational and administrative expenses	**129**	25	—
Research and development expenses	**232**	72	—
Total implementation costs	**392**	347	—
Total costs associated with acquisitions and cost-reduction/productivity initiatives	**$ 2,855**	$ 4,512	$ 3,926

(a) Transaction costs represent external costs directly related to acquired businesses and primarily include expenditures for banking, legal, accounting and other similar services.

(b) Integration costs represent external, incremental costs directly related to integrating acquired businesses, and primarily include expenditures for consulting and the integration of systems and processes.

(c) From the beginning of our cost-reduction and transformation initiatives in 2005 through December 31, 2012, *Employee termination costs* represent the expected reduction of the workforce by approximately 62,200 employees, mainly in manufacturing, sales and research, of which approximately 51,700 employees have been terminated as of December 31, 2012. In 2012, substantially all employee termination costs represent additional costs with respect to approximately 4,800 employees.

The restructuring charges in 2012 are associated with the following:

- Primary Care operating segment ($295 million), Specialty Care and Oncology operating segment ($175 million), Established Products and Emerging Markets operating segment ($125 million), Animal Health operating segment ($59 million), Consumer Healthcare operating segment ($45 million), research and development operations ($6 million income), manufacturing operations ($265 million) and Corporate ($516 million).

The restructuring charges in 2011 are associated with the following:

- Primary Care operating segment ($593 million), Specialty Care and Oncology operating segment ($220 million), Established Products and Emerging Markets operating segment ($110 million), Animal Health operating segment ($45 million), Consumer Healthcare operating segment ($8 million), research and development operations ($490 million), manufacturing operations ($287 million) and Corporate ($422 million).

The restructuring charges in 2010 are associated with the following:

- Primary Care operating segment ($71 million), Specialty Care and Oncology operating segment ($197 million), Established Products and Emerging Markets operating segment ($43 million), Animal Health operating segment ($34 million), Consumer Healthcare operating segment ($12 million), research and development operations ($297 million), manufacturing operations ($1.1 billion) and Corporate ($350 million).

[d] Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.
[e] Implementation costs represent external, incremental costs directly related to implementing our non-acquisition-related cost-reduction and productivity initiatives.

The following table provides the components of and changes in our restructuring accruals:

(MILLIONS OF DOLLARS)	Employee Termination Costs	Asset Impairment Charges	Exit Costs	Accrual
Balance, January 1, 2011	$ 2,149	$ —	$ 101	$ 2,250
Provision	1,794	256	125	2,175
Utilization and other[a]	(1,518)	(256)	(134)	(1,908)
Balance, December 31, 2011[b]	2,425	—	92	2,517
Provision	**997**	**328**	**149**	**1,474**
Utilization and other[a]	**(1,629)**	**(328)**	**(84)**	**(2,041)**
Balance, December 31, 2012[c]	**$ 1,793**	**$ —**	**$ 157**	**$ 1,950**

[a] Includes adjustments for foreign currency translation.
[b] Included in *Other current liabilities* ($1.6 billion) and *Other noncurrent liabilities* ($930 million).
[c] Included in *Other current liabilities* ($1.2 billion) and *Other noncurrent liabilities* ($731 million).

Other Deductions—Net

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Other deductions—net	**$ 4,031**	$ 2,499	$ 3,941	**61**	(37)

2012 v. 2011

Other deductions—net changed unfavorably by 61% in 2012, compared to 2011, which primarily reflects:

- charges for litigation-related matters that were approximately $1.4 billion higher in 2012 than in 2011, primarily due to a $491 million charge resulting from an agreement-in-principle with the U.S. Department of Justice to resolve an investigation into Wyeth's historical promotional practices in connection with Rapamune, a $450 million settlement of a lawsuit by Brigham Young University related to Celebrex, and charges related to Chantix litigation (for additional information, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*); and
- royalty-related income that was approximately $100 million lower in 2012 than in 2011.

2011 v. 2010

Other deductions—net changed favorably by 37% in 2011, compared to 2010, which primarily reflects:

- asset impairment charges that were approximately $888 million higher in 2010 than in 2011, (see below); and
- charges for litigation-related matters that were $939 million higher in 2010 than in 2011, which reflects charges recorded in 2010 for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc. (for additional information, see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies*),

partially offset by:

- a lower net gain on asset disposals in 2011 than in 2010.

For information about the asset impairment charges, see the "Significant Accounting Policies and Application of Critical Accounting Estimates —Asset Impairment Reviews" section of this Financial Review, as well as Notes to Consolidated Financial Statements *Note 4. Other Deductions—Net* and *Note 10B. Goodwill and Other Intangible Assets: Other Intangible Assets.*

PROVISION FOR TAXES ON INCOME

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Provision for taxes on income	**$ 2,562**	$ 3,909	$ 1,153	**(34)**	239
Effective tax rate on continuing operations	**21.2%**	31.8%	12.2%		

During the third quarter of 2012, we reached a multi-year settlement with the U.S. Internal Revenue Service (IRS) with respect to the audits of the Pfizer Inc. tax returns for the years 2006 through 2008. The IRS concluded the examination of the aforementioned tax years and issued a final Revenue Agent's Report (RAR). We agreed with all the adjustments and computations contained in the RAR. As a result of settling these audit years, we recorded a tax benefit of approximately $1.1 billion, representing tax and interest (see Notes to Consolidated Financial Statements—*Note 5A. Tax Matters: Taxes on Income from Continuing Operations*).

During the fourth quarter of 2010, we reached a multi-year settlement with the IRS related to issues we had appealed with respect to the audits of the Pfizer Inc. tax returns for the years 2002 through 2005, as well as the Pharmacia audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). The IRS concluded its examination of the aforementioned tax years and issued a final RAR. We agreed with all of the adjustments and computations contained in the RAR. As a result of settling these audit years, we recorded a tax benefit of approximately $2.0 billion, representing tax and interest (see Notes to Consolidated Financial Statements—*Note 5A. Tax Matters: Taxes on Income from Continuing Operations*).

2012 v. 2011

The lower effective tax rate in 2012 compared to 2011 is primarily the result of:

- a multi-year settlement with the IRS in 2012 that resulted in a tax benefit of approximately $1.1 billion, representing tax and interest; and
- the resolution of certain prior-period tax positions in 2012 with various foreign tax authorities, and from the expiration of certain statutes of limitations that resulted in tax benefits of approximately $310 million, representing tax and interest,

partially offset by:

- the impact of the expiration of the U.S. research and development tax credit on December 31, 2011; and
- the non-deductibility of the 2012 legal charge related to Rapamune (see the "Other Deductions—Net" section of this Financial Review).

For additional details about the resolution of certain tax positions, see Notes to Consolidated Financial Statements—*Note 5A. Tax Matters: Taxes on Income from Continuing Operations*.

2011 v. 2010

The higher effective tax rate in 2011 compared to 2010 is primarily the result of:

- the non-recurrence of a multi-year settlement with the IRS that resulted in a tax benefit in 2010 of approximately $2.0 billion, representing tax and interest; and
- the non-recurrence of a $460 million tax benefit, representing tax and interest, related to the resolution of certain prior-period tax positions in 2010 with various foreign tax authorities, as well as from the expiration of the statutes of limitations,

partially offset by:

- the decrease and jurisdictional mix of certain impairment charges related to assets acquired in connection with the Wyeth acquisition; and
- the change in the jurisdictional mix of earnings.

For additional details about the resolution of certain tax positions, see Notes to Consolidated Financial Statements—*Note 5A. Tax Matters: Taxes on Income from Continuing Operations*.

Changes in Tax Laws and Tax Rulings

We have been granted an incentive tax ruling in Belgium, effective December 1, 2012, that provides for incentive tax rates on certain of our Belgium earnings through 2017. The expected impact in 2013 is not significant and is reflected in our financial guidance for 2013.

On January 3, 2013, the President of the United States signed into law the American Taxpayer Relief Act of 2012 (the 2012 Act), which extends the U.S. research and development tax credit for tax years 2012 and 2013, as well as other provisions. Given the enactment date of the 2012 Act, the 2012 Act had no impact on our 2012 results. The expected impact in 2013 is not significant and is reflected in our financial guidance for 2013.

On August 10, 2010, the President of the United States signed into law the Education Jobs and Medicaid Assistance Act of 2010 (the 2010 Act), which includes education and Medicaid funding provisions, the cost of which is offset with revenues that result from changes to certain aspects of the tax treatment of the foreign-source income of U.S.-based companies. Given the effective dates of the various provisions of the 2010 Act, it had no impact on our 2010 results. The 2010 Act did not have a significant negative impact on our results in 2011 or 2012 and is

not expected to have a significant negative impact on our results in 2013. The impact of the 2010 Act is recorded in *Provision for taxes on income*. The expected impact in 2013 is reflected in our financial guidance for 2013.

On October 25, 2010, the Governor of Puerto Rico signed into law Act 154 to modify the Puerto Rico source-of-income rules and implement an excise tax on the purchase of products by multinational corporations and their subsidiaries from their Puerto Rico affiliates that is effective from 2011 through 2016. Act 154 had no impact on our results in 2010, since it did not become effective until 2011. Act 154 had a negative impact on our results in 2011 and 2012. Act 154 will continue to negatively impact our results through 2016. The impact of Act 154 is recorded in *Cost of sales* and *Provision for taxes on income*. The expected impact in 2013 is reflected in our financial guidance for 2013.

DISCONTINUED OPERATIONS

For additional information about our discontinued operations, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures*.

The following table provides the components of *Discontinued operations—net of tax*:

	Year Ended December 31,[(a)]		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Revenues	**$ 2,258**	$ 2,673	$ 2,643
Pre-tax income/(loss) from discontinued operations	**414**	487	(50)
Provision/(benefit) for taxes on income[(b)]	**117**	137	(31)
Income/(loss) from discontinued operations—net of tax	**297**	350	(19)
Pre-tax gain/(loss) on sale of discontinued operations	**7,123**	1,688	(11)
Provision for taxes on income[(c)]	**2,340**	384	—
Gain/(loss) on sale of discontinued operations—net of tax	**4,783**	1,304	(11)
Discontinued operations—net of tax	**$ 5,080**	$ 1,654	$ (30)

(a) Includes the Nutrition business for all periods presented (through November 30, 2012) and the Capsugel business for 2011 (through August 1, 2011) and 2010 only. The net loss in 2010 includes the impairment of an indefinite-lived Brand intangible asset in the Nutrition business of approximately $385 million.

(b) Includes a deferred tax expense of $24 million for 2012, a deferred tax benefit of $43 million for 2011, and a deferred tax benefit of $156 million for 2010. These deferred tax provisions include deferred income taxes related to investments in certain foreign subsidiaries, resulting from our intention not to hold these subsidiaries indefinitely.

(c) Includes a deferred tax expense of $1.4 billion for 2012 and $190 million for 2011. These deferred tax provisions include deferred tax expense of $2.2 billion for 2012 and $190 million for 2011 on certain current-year funds earned outside the U.S. that will not be indefinitely reinvested overseas.

ADJUSTED INCOME

General Description of Adjusted Income Measure

Adjusted income is an alternative view of performance used by management, and we believe that investors' understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted income in order to portray the results of our major operations—the discovery, development, manufacture, marketing and sale of prescription medicines for humans and animals, consumer healthcare (over-the-counter) products, and vaccines—prior to considering certain income statement elements. We have defined Adjusted income as Net income attributable to Pfizer Inc. before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations and certain significant items. The Adjusted income measure is not, and should not be viewed as, a substitute for U.S. GAAP net income.

The Adjusted income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis in conjunction with other performance metrics. The following are examples of how the Adjusted income measure is utilized:

- senior management receives a monthly analysis of our operating results that is prepared on an Adjusted income basis;
- our annual budgets are prepared on an Adjusted income basis; and
- senior management's annual compensation is derived, in part, using this Adjusted income measure. Adjusted income is one of the performance metrics utilized in the determination of bonuses under the Pfizer Inc. Executive Annual Incentive Plan that is designed to limit the bonuses payable to the Executive Leadership Team (ELT) for purposes of Internal Revenue Code Section 162(m). Subject to the Section 162(m) limitation, the bonuses are funded from a pool based on the achievement of three financial metrics, including adjusted diluted earnings per share, which is derived from Adjusted income. Since 2011, this metric accounts for 40% of the bonus pool made available to ELT members and other members of senior management and will constitute a factor in determining each of these individual's bonus.

Despite the importance of this measure to management in goal setting and performance measurement, Adjusted income is a non-GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted income (unlike U.S. GAAP net income) may not be comparable to the calculation of similar measures of other companies. Adjusted income is presented solely to permit investors to more fully understand how management assesses performance.

We also recognize that, as an internal measure of performance, the Adjusted income measure has limitations, and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted income measure is that it provides a view of our operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and does not provide a comparable view of our performance to other companies in the biopharmaceutical industry. We also use other specifically tailored tools designed to achieve the highest levels of performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, the earn-out of Performance Share Award grants is determined based on a formula that measures our performance using relative total shareholder return.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase accounting impacts resulting from business combinations and net asset acquisitions. These impacts, primarily associated with Pharmacia (acquired in 2003), Wyeth (acquired in 2009) and King (acquired in 2011), can include the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value, amortization related to the increase in fair value of the acquired finite-lived intangible assets, depreciation related to the increase/decrease in fair value of the acquired fixed assets, amortization related to the increase in fair value of acquired debt, and the fair value changes associated with contingent consideration. Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the acquisition cost of those products.

Certain of the purchase accounting adjustments can occur through 20 or more years, but this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by trying to provide a degree of parity to internally developed intangible assets for which research and development costs previously have been expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely from the impacts of the items listed in the first paragraph of this section. We have not factored in the impacts of any other differences in experience that might have occurred if we had discovered and developed those intangible assets on our own, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, our research and development costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting sales, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted income amounts would have been the same as presented had we discovered and developed the acquired intangible assets.

Acquisition-Related Costs

Adjusted income is calculated prior to considering transaction, integration, restructuring and additional depreciation costs associated with business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate two businesses as a result of the acquisition decision. For additional clarity, only transaction costs, additional depreciation and restructuring and integration activities that are associated with a business combination or a net-asset acquisition are included in acquisition-related costs. We have made no adjustments for the resulting synergies.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in connection with a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in other, more normal, business contexts.

The integration and restructuring costs associated with a business combination may occur over several years, with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the highly regulated nature of the pharmaceutical business, the closure of excess facilities can take several years, as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA and/or other global regulatory authorities.

Discontinued Operations

Adjusted income is calculated prior to considering the results of operations included in discontinued operations, as well as any related gains or losses on the sale of such operations such as the sale of our Capsugel business, which we sold in August 2011, and the sale of our Nutrition business, which we sold in November 2012. We believe that this presentation is meaningful to investors because, while we review our businesses and product lines for strategic fit with our operations, we do not build or run our businesses with the intent to sell them. (Restatements due to discontinued operations do not impact compensation or change the Adjusted income measure for the compensation of the restated periods but are presented here on a restated basis for consistency across all periods.)

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products

we no longer sell. While not all-inclusive, examples of items that could be included as certain significant items would be a major non-acquisition-related restructuring charge and associated implementation costs for a program that is specific in nature with a defined term, such as those related to our non-acquisition-related cost-reduction and productivity initiatives; amounts related to certain disposals of businesses, products or facilities that do not qualify as discontinued operations under U.S. GAAP; amounts associated with transition service agreements in support of discontinued operations after sale; certain intangible asset impairments; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation; or charges related to certain legal matters, such as certain of those discussed in Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies* and in *Part II—Other Information; Item 1. Legal Proceedings* in our Quarterly Reports on Form 10-Q filings. Normal, ongoing defense costs of the Company or settlements of and accruals for legal matters made in the normal course of our business would not be considered certain significant items.

Reconciliation

The following table provides a reconciliation of *Net income attributable to Pfizer Inc.*, as reported under U.S. GAAP, and Non-GAAP Adjusted income:

(MILLIONS OF DOLLARS)	Year Ended December 31, 2012	2011	2010	% Change 12/11	11/10
GAAP Reported net income attributable to Pfizer Inc.	**$ 14,570**	$ 10,009	$ 8,257	**46**	21
Purchase accounting adjustments—net of tax	**3,598**	5,000	6,011	**(28)**	(17)
Acquisition-related costs—net of tax	**756**	1,457	2,844	**(48)**	(49)
Discontinued operations—net of tax	**(5,080)**	(1,654)	30	**(207)**	*
Certain significant items—net of tax	**2,632**	3,027	420	**(13)**	*
Non-GAAP Adjusted income[(a)]	**$ 16,476**	$ 17,839	$ 17,562	**(8)**	2

(a) The effective tax rate on Non-GAAP Adjusted income was 29.3% in 2012, 29.6% in 2011 and 29.9% in 2010. The effective tax rate for 2012 compared with the prior-year reflects the impact of the change in the jurisdictional mix of earnings and the expiration of the U.S. research and development tax credit, and the favorable impact of the resolution of certain prior-period tax positions in 2012 with various foreign tax authorities, and from the expiration of certain statutes of limitations.

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

The following table provides a reconciliation of Reported diluted EPS, as reported under U.S. GAAP, and Non-GAAP Adjusted diluted EPS:

	Year Ended December 31, 2012	2011	2010	% Change 12/11	11/10
Earnings per common share—diluted[(a)]					
GAAP Reported income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.26**	$ 1.06	$ 1.03	**19**	3
Income from discontinued operations—net of tax	**0.68**	0.21	—	**224**	*
GAAP Reported net income attributable to Pfizer Inc. common shareholders	**1.94**	1.27	1.02	**53**	25
Purchase accounting adjustments—net of tax	**0.48**	0.64	0.74	**(25)**	(14)
Acquisition-related costs—net of tax	**0.10**	0.19	0.35	**(47)**	(46)
Discontinued operations—net of tax	**(0.68)**	(0.21)	—	**(224)**	*
Certain significant items—net of tax	**0.35**	0.38	0.05	**(8)**	*
Non-GAAP Adjusted income attributable to Pfizer Inc. common shareholders[(b)]	**$ 2.19**	$ 2.27	$ 2.18	**(4)**	4

(a) EPS amounts may not add due to rounding.

(b) Reported and Adjusted diluted earnings per share in 2012 and 2011 were significantly impacted by the decrease in the number of shares outstanding, primarily due to the Company's ongoing share repurchase program.

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Adjusted income, as shown above, excludes the following items:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Purchase accounting adjustments			
Amortization, depreciation and other[(a)]	**$ 4,952**	$ 5,523	$ 5,314
Cost of sales, primarily related to fair value adjustments of acquired inventory	**5**	1,230	2,822
Total purchase accounting adjustments, pre-tax	**4,957**	6,753	8,136
Income taxes[(b)]	**(1,359)**	(1,753)	(2,125)
Total purchase accounting adjustments—net of tax	**3,598**	5,000	6,011
Acquisition-related costs			
Transaction costs[(c)]	**1**	30	22
Integration costs[(c)]	**405**	725	1,001
Restructuring charges[(c)]	**279**	601	2,122
Additional depreciation—asset restructuring[(d)]	**282**	623	781
Total acquisition-related costs, pre-tax	**967**	1,979	3,926
Income taxes[(b)]	**(211)**	(522)	(1,082)
Total acquisition-related costs—net of tax	**756**	1,457	2,844
Discontinued operations			
(Income)/loss from operations—net of tax	**(297)**	(350)	19
(Gain)/loss on sale of discontinued operations	**(4,783)**	(1,304)	11
Total discontinued operations—net of tax	**(5,080)**	(1,654)	30
Certain significant items			
Restructuring charges[(e)]	**1,195**	1,574	—
Implementation costs and additional depreciation—asset restructuring[(f)]	**693**	959	—
Certain legal matters[(g)]	**2,191**	822	1,703
Certain asset impairment charges[(h)]	**884**	856	1,752
Inventory write-off[(i)]	**28**	8	212
Costs associated with the separation of Zoetis[(j)]	**325**	35	—
Other	**8**	93	(102)
Total certain significant items, pre-tax	**5,324**	4,347	3,565
Income taxes[(b)]	**(2,692)**	(1,320)	(3,145)
Total certain significant items—net of tax	**2,632**	3,027	420
Total purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items—net of tax	**$ 1,906**	$ 7,830	$ 9,305

[(a)] Included primarily in *Amortization of intangible assets* (see Notes to Consolidated Financial Statements—*Note 10. Goodwill and Other Intangible Assets*).

[(b)] Included in *Provision for taxes on income.* Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction's applicable tax rate. In addition, income taxes for Certain significant items in 2012 includes a $1.1 billion tax benefit, representing tax and interest, as a result of a settlement with the IRS related to audits for tax years 2006-2008. Amounts in 2010 include a $2.0 billion tax benefit, representing tax and interest, as a result of a settlement with the IRS of certain audits covering tax years 2002-2005. See Notes to Consolidated Financial Statements—*Note 5A. Tax Matters: Taxes on Income from Continuing Operations.*

[(c)] Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives*).

[(d)] Represents the impact of changes in the estimated useful lives of assets involved in restructuring actions related to acquisitions. For 2012, included in *Cost of sales* ($267 million), *Selling informational and administrative expenses* ($9 million) and *Research and development expenses* ($6 million). For 2011, included in *Cost of sales* ($555 million), *Selling, informational and administrative expenses* ($45 million) and *Research and development expenses* ($23 million). For 2010, included in *Cost of sales* ($520 million), *Selling, informational and administrative expenses* ($227 million) and *Research and development expenses* ($34 million).

[(e)] Represents restructuring charges incurred for our cost-reduction and productivity initiatives. Included in *Restructuring charges and certain acquisition-related costs* (see Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/ Productivity Initiatives*).

[(f)] Amounts primarily relate to our cost-reduction and productivity initiatives (see Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives*). For 2012, included in *Cost of sales* ($31 million), *Selling, informational and administrative expenses* ($140 million) and *Research and development expenses* ($522 million). For 2011, included in *Cost of sales* ($250 million), *Selling, informational and administrative expenses* ($55 million) and *Research and development expenses* ($654 million).

[(g)] Included in *Other deductions—net* (see the "Other Deductions—Net" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net*).

(h) Substantially all included in *Other deductions—net* (see the "Other Deductions—Net" section of this Financial Review and Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net*).
(i) Included in *Cost of sales* (see also the "Costs and Expenses—Cost of Sales" section of this Financial Review).
(j) Costs incurred in connection with the initial public offering of a 19.8% ownership stake in Zoetis. Includes expenditures for banking, legal, accounting and similar services, as well as costs associated with the separation of Zoetis employees, net assets and operations from Pfizer, such as consulting and systems costs. For 2012, included in *Costs of sales* ($6 million), *Selling, informational and administrative expenses* ($194 million) and *Other deductions—net* ($125 million). For 2011, substantially all included in *Other deductions—net.*

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Changes in the components of *Accumulated other comprehensive loss* reflect the following:

2012

For *Foreign currency translation adjustments*, reflects the weakening of several foreign currencies against the U.S. dollar, primarily the euro, the Japanese yen, the Australian dollar and the Brazilian real.

For *Unrealized holding gains/(losses) on derivative financial instruments*, reflects the impact of fair value adjustments. See also Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.*

For *Benefit plans: Actuarial losses*, reflects the impact of changes in actuarial assumptions and the difference between actual return on plan assets and expected return on plan assets. See also Notes to Consolidated Financial Statements—*Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans.*

2011

For *Foreign currency translation adjustments*, reflects the strengthening of several foreign currencies against the U.S. dollar, primarily the euro, the Japanese yen, the British pound, and the Australian dollar.

For *Unrealized holding gains/(losses) on derivative financial instruments*, reflects the impact of fair value adjustments. See also Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.*

For *Benefit plans: Actuarial losses*, reflects the impact of changes in actuarial assumptions and the difference between actual return on plan assets and expected return on plan assets. See also Notes to Consolidated Financial Statements—*Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans.*

2010

For *Foreign currency translation adjustments*, reflects the weakening of several foreign currencies against the U.S. dollar, primarily the euro and the British pound.

For *Unrealized holding gains/(losses) on derivative financial instruments*, reflects the impact of fair value adjustments. See also Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.*

For *Benefit plans: Actuarial losses*, reflects the impact of changes in actuarial assumptions and the difference between actual return on plan assets and expected return on plan assets. See also Notes to Consolidated Financial Statements—*Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans.*

ANALYSIS OF THE CONSOLIDATED BALANCE SHEETS

For information about certain of our financial assets and liabilities, including *Cash and cash equivalents, Short-term investments, Long-term investments, Short-term borrowings, including current portion of long-term debt*, and *Long-term debt*, see "Analysis of Financial Condition, Liquidity and Capital Resources" below.

For *Assets of discontinued operations and other assets held for sale*, the decrease reflects the sale of our Nutrition business (see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures*).

Many changes in our asset and liability accounts as of December 31, 2012, compared to December 31, 2011, reflect, among other things, increases associated with our acquisitions of Alacer Corp., Ferrosan Holding A/S and NextWave Pharmaceuticals, Inc. (see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions*) and decreases due to the impact of foreign exchange.

For *Accounts Receivable, net*, see "Selected Measures of Liquidity and Capital Resources: Accounts Receivable" below.

For *Property, plant and equipment, less accumulated depreciation*, the change also reflects depreciation in excess of capital additions.

For *Identifiable intangible assets, less accumulated amortization,* the change also reflects amortization and asset impairments (see Notes to Consolidated Financial Statements—*Note 4. Other Deductions—Net*).

For *Accounts payable*, the change also reflects an increase in Value Added Tax (VAT) payables.

For *Other current liabilities* and *Other noncurrent liabilities*, the changes also reflect a decrease in restructuring-related liabilities and the impact of lower revenues on expense levels. *Other noncurrent liabilities* also reflects the impact of fair value adjustments on derivative financial instruments.

For *Pension benefit obligations* and *Postretirement benefit obligations*, the changes also reflect the lowering of the discount rate, partially offset by the impact of $938 million of company contributions (see Notes to Consolidated Financial Statements—*Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans*).

For *Other taxes payable*, the change also reflects the impact of a number of audit settlements (see Notes to Consolidated Financial Statements—*Note 5A. Tax Matters: Taxes on Income from Continuing Operations*).

ANALYSIS OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			% Change	
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**12/11**	11/10
Cash provided by/(used in):					
Operating activities	$ **17,054**	$ 20,240	$ 11,454	**(16)**	77
Investing activities	**6,154**	1,843	(492)	**234**	*
Financing activities	**(15,999)**	(20,607)	(11,174)	**(22)**	84
Effect of exchange-rate changes on cash and cash equivalents	**(2)**	(29)	(31)	**(93)**	(6)
Net increase/(decrease) in *Cash and cash equivalents*	**7,207**	1,447	(243)	*	*

* Calculation not meaningful.

Operating Activities

2012 v. 2011

Our net cash provided by operating activities was $17.1 billion in 2012, compared to $20.2 billion in 2011. The decrease in net cash provided by operating activities was primarily attributable to:

- the loss of exclusivity of Lipitor, as well as certain other products, resulting in lower revenues and associated expenses (see also "The Loss or Expiration of Intellectual Property Rights" section of this Financial Review), partially offset by spending reductions resulting from our company-wide cost-reduction initiatives;
- payments made in connection with certain legal matters; and
- the timing of receipts and payments in the ordinary course of business.

2011 v. 2010

Our net cash provided by operating activities was $20.2 billion in 2011, compared to $11.5 billion in 2010. The increase in net cash provided by operating activities was primarily attributable to:

- income tax payments made in 2010 of approximately $11.8 billion, primarily associated with certain business decisions executed to finance the Wyeth acquisition, including the decision to repatriate certain funds earned outside the U.S., compared with $2.9 billion in 2011; and
- the timing of receipts and payments in the ordinary course of business.

In 2010, the cash flow line item called *Other tax accounts, net,* reflects the $11.8 billion tax payment described above.

Investing Activities

2012 v. 2011

Our net cash provided by investing activities was $6.2 billion in 2012, compared to $1.8 billion in 2011. The increase in net cash provided by investing activities was primarily attributable to:

- net proceeds from the sale of our Nutrition business of $11.85 billion in 2012 compared to net proceeds from the sale of our Capsugel business of $2.4 billion in 2011 (see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures*); and
- cash paid of $1.1 billion, net of cash acquired, for our acquisitions of Alacer, Ferrosan and NextWave in 2012 (see Notes to Consolidated Financial Statements—*Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions*), compared to $3.3 billion cash paid, net of cash acquired, in 2011, for our acquisitions of King, Icagen and Excaliard,

partially offset by:

- net purchases of investments of $3.4 billion in 2012, compared to net proceeds from redemptions and sales of investments of $4.1 billion in 2011, which were primarily used to finance our acquisition of King.

2011 v. 2010

Our net cash provided by investing activities was $1.8 billion in 2011, compared to $492 million net cash used in 2010. The increase in net cash provided by investing activities was primarily attributable to:

- net proceeds from redemptions, purchases and sales of investments of $4.1 billion in 2011, which were primarily used to finance our acquisition of King, compared to net proceeds from redemptions, purchases and sales of investments of $1.2 billion in 2010; and
- net proceeds of $2.4 billion received from the sale of Capsugel in 2011 (see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures),*

partially offset by:

- cash paid of $3.3 billion, net of cash acquired, for our acquisitions of King, Icagen and Excaliard in 2011, compared to $273 million paid for our acquisitions of FoldRx, Vetnex and Synbiotics in 2010.

Financing Activities

2012 v. 2011

Our net cash used in financing activities was $16.0 billion in 2012, compared to $20.6 billion in 2011. The decrease in net cash used in financing activities was primarily attributable to:

- net repayments of borrowings of $1.7 billion in 2012, compared to net repayments of borrowings of $5.5 billion in 2011;
- purchases of our common stock of $8.2 billion in 2012, compared to $9.0 billion in 2011; and
- increased proceeds from the exercise of stock options,

slightly offset by:

- higher cash dividends paid.

2011 v. 2010

Our net cash used in financing activities was $20.6 billion in 2011, compared to $11.2 billion in 2010. The increase in net cash used in financing activities was primarily attributable to:

- net repayments of borrowings of $5.5 billion in 2011, compared to net repayments of borrowings of $4.2 billion in 2010; and
- purchases of our common stock of $9.0 billion in 2011, compared to $1.0 billion in 2010.

ANALYSIS OF FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

We rely largely on operating cash flows, short-term investments, short-term commercial paper borrowings and long-term debt to provide for our liquidity requirements. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future. Due to our significant operating cash flows as well as our financial assets, access to capital markets and available lines of credit and revolving credit agreements, we further believe that we have the ability to meet our liquidity needs for the foreseeable future, which include:

- the working capital requirements of our operations, including our research and development activities;
- investments in our business;
- dividend payments and potential increases in the dividend rate;
- share repurchases;
- the cash requirements associated with our cost-reduction/productivity initiatives;
- paying down outstanding debt;
- contributions to our pension and postretirement plans; and
- business-development activities.

With regard to share repurchases, the Company's new $10 billion share-purchase plan became effective on November 30, 2012. (For additional information about the new share-purchase plan, see the "Share-Purchase Plans" section of this Financial Review.)

Our long-term debt is rated investment grade by both Standard & Poor's (S&P) and Moody's Investors Service (Moody's). See the "Credit Ratings" section below. As market conditions change, we continue to monitor our liquidity position. We have taken and will continue to take a conservative approach to our financial investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, available-for-sale debt securities.

Selected Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of our liquidity and capital resources:

(MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER COMMON SHARE DATA)	As of December 31, 2012	2011
Selected financial assets:		
Cash and cash equivalents[(a)]	**$ 10,389**	$ 3,182
Short-term investments[(a)]	**22,319**	23,270
Long-term investments	**14,149**	9,814
	46,857	36,266
Debt:		
Short-term borrowings, including current portion of long-term debt	**6,424**	4,016
Long-term debt	**31,036**	34,926
	37,460	38,942
Net financial assets (liabilities)[(b)]	**$ 9,397**	$ (2,676)
Working capital[(c)]	**$ 32,796**	$ 31,908
Ratio of current assets to current liabilities	**2.15:1**	2.10:1
Total Pfizer Inc. shareholders' equity per common share[(d)]	**$ 11.17**	$ 10.85

(a) See Notes to Consolidated Financial Statements—*Note 7. Financial Instruments* for a description of assets held and for a description of credit risk related to our financial instruments held.

(b) Net financial assets increased during 2012 primarily related to the $11.85 billion proceeds received from the sale of the Nutrition business. For additional information, see the "Analysis of the Consolidated Statements of Cash Flows" section of this Financial Review.

(c) Working capital includes net assets held for sale of $70 million as of December 31, 2012 and $4.1 billion as of December 31, 2011.

(d) Represents total Pfizer Inc. shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and shares held by our employee benefit trust).

For additional information about the sources and uses of our funds, see the "Analysis of the Consolidated Balance Sheets" and "Analysis of the Consolidated Statements of Cash Flows" sections of this Financial Review.

Subsequent Events

On January 28, 2013, our then wholly owned subsidiary, Zoetis, issued $3.65 billion aggregate principal amount of senior notes, net of an original issue debt discount of $10 million. The notes have a weighted-average effective interest rate of 3.30%, and mature at various dates as follows: 1.15% Notes due 2016 ($400 million); 1.875% Notes due 2018 ($749 million); 3.25% Notes due 2023 ($1.349 billion); and 4.7% Notes due 2043 ($1.142 billion). On February 6, 2013, Zoetis also entered into a commercial paper program with a capacity of up to $1.0 billion. No amounts are currently outstanding under this program.

Also on January 28, 2013, we transferred to Zoetis substantially all of the assets and liabilities of our Animal Health business in exchange for all of the Class A and Class B common stock of Zoetis, $1.0 billion of the $3.65 billion senior notes and an amount of cash equal to substantially all of the cash proceeds received by Zoetis from the remaining $2.65 billion senior notes issued. The $1.0 billion of senior notes received by Pfizer were exchanged by Pfizer for the retirement of Pfizer commercial paper issued in December 2012, and the cash proceeds received by Pfizer of approximately $2.5 billion are restricted to debt repayment, dividends and/or stock buybacks, in all cases to be completed by mid-2014.

On February 6, 2013, an initial public offering (IPO) of Zoetis was completed, pursuant to which we sold 99.015 million shares of Zoetis in exchange for the retirement of approximately $2.5 billion of Pfizer commercial paper issued on January 10, 2013.

In summary, as a result of the above transactions, we received approximately $6.1 billion of cash (of which approximately $2.5 billion is restricted to debt repayment, dividends and/or stock buybacks, in all cases to be completed by mid-2014) and incurred approximately $3.65 billion in Zoetis long-term debt. For additional information, see Notes to Consolidated Financial Statements—*Note 19A. Subsequent Events: Zoetis Debt Offering and Initial Public Offering.*

Two major corporate debt-rating organizations, Moody's and S&P, assign ratings to the Zoetis short-term and long-term debt. A security rating is not a recommendation to buy, sell or hold securities and the rating is subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

The following table provides the current ratings assigned by these rating agencies to the Zoetis commercial paper and senior unsecured non-credit-enhanced long-term debt:

	Zoetis Commercial Paper	Zoetis Long-term Debt		
NAME OF RATING AGENCY	Rating	Rating	Outlook	Date of Action
Moody's	P-2	Baa2	Stable	January 2013
S&P	A-3	BBB-	Stable	January 2013

Domestic and International Short-Term Funds

Many of our operations are conducted outside the U.S., and significant portions of our cash, cash equivalents and short-term investments are held internationally. We generally hold approximately 10%-30% of these short-term funds in U.S. tax jurisdictions. The amount of funds held in U.S. tax jurisdictions can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of our ongoing liquidity assessments, we regularly monitor the mix of domestic and international cash flows (both inflows and outflows). Repatriation of overseas funds can result in additional U.S. federal, state and local income tax payments. We record U.S. deferred tax liabilities for certain unremitted earnings, but when amounts earned overseas are expected to be indefinitely reinvested outside the U.S., no accrual for U.S. taxes is provided.

A substantial portion of the proceeds related to the sale of our Nutrition business to Nestlé is located outside the U.S. We have provided deferred taxes on certain current-year funds earned outside the U.S. that will not be indefinitely reinvested. We expect that the proceeds from the sale will primarily be used for share repurchases, as well as other value-creating opportunities. For additional information regarding our sale of the Nutrition business to Nestlé, see Notes to Consolidated Financial Statements—*Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*

Accounts Receivable

We continue to monitor developments regarding government and government agency receivables in several European markets where economic conditions remain challenging and uncertain. Historically, payments from a number of these European governments and government agencies extend beyond the contractual terms of sale and the year-over-year trend is worsening.

We believe that our allowance for doubtful accounts is appropriate. Our assessment is based on an analysis of the following: (i) payments received to date; (ii) the consistency of payments from customers; (iii) direct and observed interactions with the governments (including court petitions) and with market participants (for example, the factoring industry); and (iv) various third-party assessments of repayment risk (for example, rating agency publications and the movement of rates for credit default swap instruments).

As of December 31, 2012, we had about $1.2 billion in aggregate gross accounts receivable from governments and/or government agencies in Italy, Spain, Greece, Portugal and Ireland, where economic conditions remain challenging and uncertain. Such receivables in excess of one year from the invoice date, totaling $274 million, were as follows: $128 million in Italy; $105 million in Greece; $25 million in Portugal; $10 million in Spain; and $6 million in Ireland.

Although certain European governments and government agencies sometimes delay payments beyond the contractual terms of sale, we seek to appropriately balance repayment risk with the desire to maintain good relationships with our customers and to ensure a humanitarian approach to local patient needs.

We will continue to closely monitor repayment risk and, when necessary, we will continue to adjust our allowance for doubtful accounts.

Our assessments about the recoverability of accounts receivables can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Notes to Consolidated Financial Statements—*Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

Credit Ratings

Two major corporate debt-rating organizations, Moody's and S&P, assign ratings to Pfizer short-term and long-term debt. A security rating is not a recommendation to buy, sell or hold securities and the rating is subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

The following table provides the current ratings assigned by these rating agencies to Pfizer commercial paper and senior unsecured non-credit-enhanced long-term debt:

	Pfizer Commercial Paper	Pfizer Long-term Debt		
NAME OF RATING AGENCY	Rating	Rating	Outlook	Date of Last Action
Moody's	P-1	A1	Stable	October 2009
S&P	A1+	AA	Stable	October 2009

See "Subsequent Events" above for information about a January 2013 Zoetis debt offering and the Zoetis commercial paper program.

Debt Capacity

We have available lines of credit and revolving credit agreements with a group of banks and other financial intermediaries. We maintain cash and cash equivalent balances and short-term investments in excess of our commercial paper and other short-term borrowings. As of December 31, 2012, we had access to $9.1 billion of lines of credit, of which $2.0 billion expire within one year. Of these lines of credit, $8.4 billion are unused, of which our lenders have committed to loan us $7.1 billion at our request. Also, $7.0 billion of our unused lines of credit, all of which expire in 2016, may be used to support our commercial paper borrowings.

In December 2012, Zoetis entered into a revolving credit agreement providing for a five-year $1.0 billion senior unsecured revolving credit facility, which became effective in February 2013 and expires in December 2017.

See "Subsequent Events" above for information about a January 2013 Zoetis debt offering and the Zoetis commercial paper program.

Global Economic Conditions

The challenging economic environment has not had, nor do we anticipate it will have, a significant impact on our liquidity. Due to our significant operating cash flows, financial assets, access to capital markets and available lines of credit and revolving credit agreements, we continue to believe that we have the ability to meet our liquidity needs for the foreseeable future. As markets change, we continue to monitor our liquidity position. There can be no assurance that the challenging economic environment or a further economic downturn would not impact our ability to obtain financing in the future.

Contractual Obligations

Payments due under contractual obligations as of December 31, 2012, mature as follows:

(MILLIONS OF DOLLARS)	Total	Years 2013	2014-2015	2016-2017	Thereafter
Long-term debt, including current portion[(a)]	$ 33,485	$ 2,449	$ 6,987	$ 6,356	$ 17,693
Interest payments on long-term debt obligations[(b)]	17,980	1,494	2,675	2,137	11,674
Other long-term liabilities reflected on our consolidated balance sheet under U.S. GAAP[(c)]	5,034	474	899	892	2,769
Lease commitments[(d)]	1,288	190	304	164	630
Purchase obligations and other[(e)]	3,534	1,500	1,439	277	318
Uncertain tax positions[(f)]	80	80	—	—	—

(a) Long-term debt consists of senior unsecured notes, including fixed and floating rate, foreign currency denominated, and other notes.

(b) Our calculations of expected interest payments incorporate only current period assumptions for interest rates, foreign currency translation rates and hedging strategies (see Notes to Consolidated Financial Statements—*Note 7. Financial Instruments*), and assume that interest is accrued through the maturity date or expiration of the related instrument.

(c) Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans. Excludes amounts relating to our U.S. qualified pension plans and international pension plans, all of which have a substantial amount of plan assets, because the required funding obligations are not expected to be material and/or because such liabilities do not necessarily reflect future cash payments, as the impact of changes in economic conditions on the fair value of the pension plan assets and/or liabilities can be significant; however, we currently anticipate contributing approximately $343 million to these plans in 2013. Also excludes $3.9 billion of liabilities related to the fair value of derivative financial instruments, legal matters, employee terminations, environmental matters and other, most of which do not represent contractual obligations. See also our liquidity discussion above in this "Analysis of Financial Condition, Liquidity and Capital Resources" section, as well as the Notes to Consolidated Financial Statements—*Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives, Note 7A. Financial Instruments: Selected Financial Assets and Liabilities, Note 11E. Pension and Postretirement Benefit Plans and Defined Contribution Plans: Cash Flows,* and *Note 17. Commitments and Contingencies.*

(d) Includes operating and capital lease obligations.

(e) Includes agreements to purchase goods and services that are enforceable and legally binding and includes amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.

(f) Includes amounts reflected in *Income taxes payable* only. We are unable to predict the timing of tax settlements related to our noncurrent obligations for uncertain tax positions as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

The above table excludes amounts for potential milestone payments under collaboration, licensing or other arrangements, unless the payments are deemed reasonably likely to occur. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years and which may never occur.

In 2013, we expect to spend approximately $1.5 billion on property, plant and equipment. Planned capital spending mostly represents investment to maintain existing facilities and capacity. We rely largely on operating cash flows to fund our capital investment needs. Due to our significant operating cash flows, we believe we have the ability to meet our capital investment needs and anticipate no delays to planned capital expenditures.

See "Subsequent Events" above for information about a January 2013 Zoetis debt offering. If we were to incorporate the 2013 Zoetis debt offering into our contractual obligations table above, total payments due would increase by $5.8 billion, representing expected principal and interest obligations of $223 million in 2013 through 2014, $629 million in 2015 through 2016 and $4.9 billion thereafter.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters, and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2012, recorded amounts for the estimated fair value of these indemnifications are not significant.

Certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products.

Share-Purchase Plans

On December 12, 2011, we announced that the Board of Directors had authorized a $10 billion share-purchase plan (the December 2011 Stock Purchase Plan). On November 1, 2012, we announced that the Board of Directors had authorized an additional $10 billion share-purchase plan, which became effective on November 30, 2012.

In 2012, we purchased approximately 349 million shares of our common stock for approximately $8.2 billion. In 2011, we purchased approximately 459 million shares of our common stock for approximately $9.0 billion. In 2010, we purchased approximately 61 million shares of our common stock for approximately $1.0 billion. After giving effect to share purchases through year-end 2012, our remaining share-purchase authorization is approximately $11.8 billion at December 31, 2012.

Dividends on Common Stock

We paid dividends on our common stock of $6.5 billion in 2012 and $6.2 billion in 2011. In December 2012, our Board of Directors declared a first-quarter 2013 dividend of $0.24 per share, payable on March 5, 2013, to shareholders of record at the close of business on February 1, 2013. The first-quarter 2013 cash dividend will be our 297th consecutive quarterly dividend.

Our current and projected dividends provide a return to shareholders while maintaining sufficient capital to invest in growing our businesses and increasing shareholder value. Our dividends are not restricted by debt covenants. While the dividend level remains a decision of Pfizer's Board of Directors and will continue to be evaluated in the context of future business performance, we currently believe that we can support future annual dividend increases, barring significant unforeseen events.

NEW ACCOUNTING STANDARDS

Recently Adopted Accounting Standards

See Notes to Consolidated Financial Statements—*Note 1B. Basis of Presentation and Significant Accounting Policies: Adoption of New Accounting Standards.*

Recently Issued Accounting Standards, Not Adopted as of December 31, 2012

None

FORWARD-LOOKING INFORMATION AND FACTORS THAT MAY AFFECT FUTURE RESULTS

This report and other written or oral statements that we make from time to time contain forward-looking statements that set forth anticipated results based on management's plans and assumptions. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan,"

"believe," "target," "forecast," "goal", "objective" and other words and terms of similar meaning or by using future dates in connection with any discussion of, among other things, our anticipated future operating or financial performance, business plans and prospects, in-line products and product candidates, strategic reviews, capital allocation, business-development plans and plans relating to share repurchases and dividends. In particular, these include statements relating to future actions, business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, plans relating to share repurchases and dividends, government regulation and financial results, including, in particular, the financial guidance set forth in the "Our Financial Guidance for 2013" section of this Financial Review and the anticipated costs and cost reductions set forth in the "Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives" section of this Financial Review. Among the factors that could cause actual results to differ materially from past and projected future results are the following:

- the outcome of research and development activities including, without limitation, the ability to meet anticipated clinical trial commencement and completion dates, regulatory submission and approval dates, and launch dates for product candidates;
- decisions by regulatory authorities regarding whether and when to approve our drug applications, as well as their decisions regarding labeling, ingredients and other matters that could affect the availability or commercial potential of our products;
- the speed with which regulatory authorizations, pricing approvals and product launches may be achieved;
- the outcome of post-approval clinical trials, which could result in the loss of marketing approval for a product or changes in the labeling for, and/or increased or new concerns about the safety or efficacy of, a product that could affect its availability or commercial potential;
- the success of external business-development activities;
- competitive developments, including the impact on our competitive position of new product entrants, in-line branded products, generic products, private label products and product candidates that treat diseases and conditions similar to those treated by our in-line drugs and drug candidates;
- the implementation by the FDA of an abbreviated legal pathway to approve biosimilar products, which could subject our biologic products to competition from biosimilar products in the U.S., with attendant competitive pressures, after the expiration of any applicable exclusivity period and patent rights;
- the ability to meet generic and branded competition after the loss of patent protection for our products or competitor products;
- the ability to successfully market both new and existing products domestically and internationally;
- difficulties or delays in manufacturing;
- trade buying patterns;
- the impact of existing and future legislation and regulatory provisions on product exclusivity;
- trends toward managed care and healthcare cost containment;
- the impact of the U.S. Budget Control Act of 2011 (the Budget Control Act) and the deficit-reduction actions to be taken pursuant to the Budget Control Act in order to achieve the deficit-reduction targets provided for therein, and the impact of any broader deficit-reduction efforts;
- the possible failure of the U.S. federal government to suspend enforcement of the federal debt ceiling beyond May 18, 2013 or to increase the federal debt ceiling and any resulting inability of the federal government to satisfy its financial obligations, including under Medicare, Medicaid and other publicly funded or subsidized health programs;
- the impact of U.S. healthcare legislation enacted in 2010—the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act—and of any modification or repeal of any of the provisions thereof;
- U.S. legislation or regulatory action affecting, among other things, pharmaceutical product pricing, reimbursement or access, including under Medicaid, Medicare and other publicly funded or subsidized health programs; the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries; direct-to-consumer advertising and interactions with healthcare professionals; and the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on the cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines;
- legislation or regulatory action in markets outside the U.S. affecting pharmaceutical product pricing, reimbursement or access, including, in particular, continued government-mandated price reductions for certain biopharmaceutical products in certain European and emerging market countries;
- the exposure of our operations outside the U.S. to possible capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, as well as political unrest and unstable governments and legal systems;
- contingencies related to actual or alleged environmental contamination;
- claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates;

- any significant breakdown, infiltration or interruption of our information technology systems and infrastructure;
- legal defense costs, insurance expenses, settlement costs, the risk of an adverse decision or settlement and the adequacy of reserves related to product liability, patent protection, government investigations, consumer, commercial, securities, antitrust, environmental and tax issues, ongoing efforts to explore various means for resolving asbestos litigation, and other legal proceedings;
- our ability to protect our patents and other intellectual property, both domestically and internationally;
- interest rate and foreign currency exchange rate fluctuations, including the impact of possible currency devaluations in countries experiencing high inflation rates;
- governmental laws and regulations affecting domestic and foreign operations, including, without limitation, tax obligations and changes affecting the tax treatment by the U.S. of income earned outside the U.S. that may result from pending and possible future proposals;
- any significant issues involving our largest wholesaler customers, which account for a substantial portion of our revenues;
- the possible impact of the increased presence of counterfeit medicines in the pharmaceutical supply chain on our revenues and on patient confidence in the integrity of our medicines;
- any significant issues that may arise related to the outsourcing of certain operational and staff functions to third parties, including with regard to quality, timeliness and compliance with applicable legal requirements and industry standards;
- changes in U.S. generally accepted accounting principles;
- uncertainties related to general economic, political, business, industry, regulatory and market conditions including, without limitation, uncertainties related to the impact on us, our customers, suppliers and lenders and counterparties to our foreign-exchange and interest-rate agreements of challenging global economic conditions and recent and possible future changes in global financial markets; and the related risk that our allowance for doubtful accounts may not be adequate;
- any changes in business, political and economic conditions due to actual or threatened terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas;
- growth in costs and expenses;
- changes in our product, segment and geographic mix;
- our ability to successfully implement any strategic alternative that we decide to pursue with regard to our remaining approximately 80% ownership stake in Zoetis Inc. and the impact thereof; and
- the impact of acquisitions, divestitures, restructurings, product recalls and withdrawals and other unusual items, including our ability to realize the projected benefits of our cost-reduction and productivity initiatives, including those related to our research and development organization.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports and our other filings with the SEC.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Risk Factors" in Part I, Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2012, which will be filed in February 2013. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

This report includes discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data. In addition, clinical trial data are subject to differing interpretations, and, even when we view data as sufficient to support the safety and/or effectiveness of a product candidate or a new indication for an in-line product, regulatory authorities may not share our views and may require additional data or may deny approval altogether.

Financial Risk Management

The overall objective of our financial risk management program is to seek to minimize the impact of foreign exchange rate movements and interest rate movements on our earnings. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk

A significant portion of our revenues and earnings is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk, in part, through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. Foreign currency swaps are used to offset the potential earnings effects from foreign currency debt. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short-term and long-term foreign currency investments, third-party loans and intercompany loans.

In addition, under certain market conditions, we protect against possible declines in the reported net investments of our Japanese yen subsidiaries. In these cases, we use currency swaps or foreign currency debt.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.* In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar; all other factors were held constant. If the dollar were to appreciate against all other currencies by 10%, the expected adverse impact on net income related to our financial instruments would be immaterial. For additional details, see Notes to Consolidated Financial Statements—*Note 7E. Financial Instruments: Derivative Financial Instruments and Hedging Activities*.

Interest Rate Risk

Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We also are subject to interest rate risk on euro debt, investments and currency swaps, U.K. debt and currency swaps, Japanese yen short and long-term borrowings and currency swaps. We seek to invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments such as interest rate swaps. In light of current market conditions, our current borrowings are primarily on a long-term, fixed-rate basis. We may change this practice as market conditions change.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 7A. Financial Instruments: Selected Financial Assets and Liabilities.* In this sensitivity analysis, we used a one hundred basis point parallel shift in the interest rate curve for all maturities and for all instruments; all other factors were held constant. If there were a one hundred basis point decrease in interest rates, the expected adverse impact on net income related to our financial instruments would be immaterial.

Contingencies

Legal Matters

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications (see Notes to Consolidated Financial Statements—*Note 17. Commitments and Contingencies).*

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations in the period in which the amounts are accrued and/or our cash flows in the period in which the amounts are paid.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Tax Matters

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business for tax matters (see Notes to Consolidated Financial Statements—*Note 5D. Tax Matters: Tax Contingencies).*

We account for income tax contingencies using a benefit recognition model. If our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the "more-likely-than-not" standard.

Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant.

Management's Report on Internal Control Over Financial Reporting

Management's Report

We prepared and are responsible for the financial statements that appear in our 2012 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears in our 2012 Financial Report under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.*

Ian Read
Chairman and Chief Executive Officer

Frank D'Amelio
Principal Financial Officer

Loretta Cangialosi
Principal Accounting Officer

February 28, 2013

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee has discussed with the independent registered public accounting firm matters required to be discussed under applicable Public Company Accounting Oversight Board standards.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee has received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

As part of its responsibilities for oversight of the Company's Enterprise Risk Management process, the Committee has reviewed and discussed Company policies with respect to risk assessment and risk management, including discussions of individual risk areas, as well as an annual summary of the overall process.

The Committee has discussed with the Company's Internal Audit Department and independent registered public accounting firm the overall scope of and plans for their respective audits. The Committee meets with the Chief Internal Auditor, Chief Compliance and Risk Officer and representatives of the independent registered public accounting firm, in regular and executive sessions to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting and compliance programs.

In reliance on the reviews and discussions referred to above, the Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the SEC. The Committee has selected, and the Board of Directors has ratified, the selection of the Company's independent registered public accounting firm for 2013.

W. Don Cornwell

W. Don Cornwell
Chair, Audit Committee

February 28, 2013

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the accompanying consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc. and Subsidiary Companies as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfizer Inc. and Subsidiary Companies' internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effective operation of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP
New York, New York

February 28, 2013

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the internal control over financial reporting of Pfizer Inc. and Subsidiary Companies as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pfizer Inc. and Subsidiary Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pfizer Inc. and Subsidiary Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
New York, New York

February 28, 2013

Consolidated Statements of Income

Pfizer Inc. and Subsidiary Companies

	Year Ended December 31,		
(MILLIONS, EXCEPT PER COMMON SHARE DATA)	**2012**	2011	2010
Revenues	**$ 58,986**	$ 65,259	$ 65,165
Costs and expenses:			
Cost of sales[(a)]	**11,334**	14,076	14,788
Selling, informational and administrative expenses[(a)]	**16,616**	18,832	18,973
Research and development expenses[(a)]	**7,870**	9,074	9,483
Amortization of intangible assets	**5,175**	5,544	5,364
Restructuring charges and certain acquisition-related costs	**1,880**	2,930	3,145
Other deductions—net	**4,031**	2,499	3,941
Income from continuing operations before provision for taxes on income	**12,080**	12,304	9,471
Provision for taxes on income	**2,562**	3,909	1,153
Income from continuing operations	**9,518**	8,395	8,318
Discontinued operations:			
Income/(loss) from discontinued operations—net of tax	**297**	350	(19)
Gain/(loss) on sale of discontinued operations—net of tax	**4,783**	1,304	(11)
Discontinued operations—net of tax	**5,080**	1,654	(30)
Net income before allocation to noncontrolling interests	**14,598**	10,049	8,288
Less: Net income attributable to noncontrolling interests	**28**	40	31
Net income attributable to Pfizer Inc.	**$ 14,570**	$ 10,009	$ 8,257
Earnings per common share—basic[(b)]			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.27**	$ 1.07	$ 1.03
Discontinued operations—net of tax	**0.68**	0.21	—
Net income attributable to Pfizer Inc. common shareholders	**$ 1.96**	$ 1.28	$ 1.03
Earnings per common share—diluted[(b)]			
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.26**	$ 1.06	$ 1.03
Discontinued operations—net of tax	**0.68**	0.21	—
Net income attributable to Pfizer Inc. common shareholders	**$ 1.94**	$ 1.27	$ 1.02
Weighted-average shares—basic	**7,442**	7,817	8,036
Weighted-average shares—diluted	**7,508**	7,870	8,074
Cash dividends paid per common share	**$ 0.88**	$ 0.80	$ 0.72

(a) Exclusive of amortization of intangible assets, except as disclosed in *Note 1K. Basis of Presentation and Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

(b) EPS amounts may not add due to rounding.

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Comprehensive Income

Pfizer Inc. and Subsidiary Companies

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Net income before allocation to noncontrolling interests	**$ 14,598**	$ 10,049	$ 8,288
Foreign currency translation adjustments	**$ (811)**	$ 796	$ (3,534)
Reclassification adjustments[a]	**(207)**	(127)	(7)
	(1,018)	669	(3,541)
Unrealized holding gains/(losses) on derivative financial instruments	**684**	(502)	(1,043)
Reclassification adjustments for realized (gains)/losses[b]	**(263)**	239	702
	421	(263)	(341)
Unrealized holding gains/(losses) on available-for-sale securities	**135**	(143)	7
Reclassification adjustments for realized (gains)/losses[b]	**3**	15	(141)
	138	(128)	(134)
Benefit plans: Actuarial losses, net	**(2,232)**	(2,459)	(1,426)
Reclassification adjustments related to amortization[c]	**473**	284	262
Reclassification adjustments related to curtailments and settlements, net[c]	**317**	355	266
Other	**22**	(100)	88
	(1,420)	(1,920)	(810)
Benefit plans: Prior service credits and other	**25**	106	550
Reclassification adjustments related to amortization[c]	**(69)**	(69)	(42)
Reclassification adjustments related to curtailments and settlements, net[c]	**(130)**	(91)	(49)
Other	**(3)**	3	5
	(177)	(51)	464
Other comprehensive loss, before tax	**(2,056)**	(1,693)	(4,362)
Tax benefit on other comprehensive loss[d]	**(225)**	(959)	(375)
Other comprehensive loss before allocation to noncontrolling interests	**$ (1,831)**	$ (734)	$ (3,987)
Comprehensive income before allocation to noncontrolling interests	**$ 12,767**	$ 9,315	$ 4,301
Less: Comprehensive income/(loss) attributable to noncontrolling interests	**21**	(5)	36
Comprehensive income attributable to Pfizer Inc.	**$ 12,746**	$ 9,320	$ 4,265

(a) For 2012 and 2011, reclassified to *Gain/(loss) on sale of discontinued operations—net of tax*.

(b) Reclassified into *Other deductions—net* in the consolidated statements of income.

(c) Generally reclassified into *Cost of sales*, *Selling, informational and administrative expenses*, and/or *Research and development expenses*, as appropriate, in the consolidated statements of income.

(d) See *Note 5E. Tax Matters: Taxes on Items of Other Comprehensive Income/(Loss)*.

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Balance Sheets

Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED STOCK ISSUED AND PER COMMON SHARE DATA)	As of December 31, 2012	2011
Assets		
Cash and cash equivalents	**$ 10,389**	$ 3,182
Short-term investments	**22,319**	23,270
Accounts receivable, less allowance for doubtful accounts, 2012—$374; 2011—$226	**12,378**	13,058
Inventories	**7,063**	6,610
Taxes and other current assets	**9,196**	9,380
Assets of discontinued operations and other assets held for sale	**70**	5,317
Total current assets	**61,415**	60,817
Long-term investments	**14,149**	9,814
Property, plant and equipment, less accumulated depreciation	**14,461**	15,921
Goodwill	**44,672**	44,569
Identifiable intangible assets, less accumulated amortization	**46,013**	51,184
Taxes and other noncurrent assets	**5,088**	5,697
Total assets	**$ 185,798**	$ 188,002
Liabilities and Equity		
Short-term borrowings, including current portion of long-term debt: 2012—$2,449; 2011—$6	**$ 6,424**	$ 4,016
Accounts payable	**4,264**	3,678
Dividends payable	**1,734**	1,796
Income taxes payable	**1,010**	1,009
Accrued compensation and related items	**2,046**	2,120
Other current liabilities	**13,141**	15,066
Liabilities of discontinued operations	**—**	1,224
Total current liabilities	**28,619**	28,909
Long-term debt	**31,036**	34,926
Pension benefit obligations	**7,830**	6,355
Postretirement benefit obligations	**3,493**	3,344
Noncurrent deferred tax liabilities	**21,593**	18,861
Other taxes payable	**6,610**	6,886
Other noncurrent liabilities	**4,939**	6,100
Total liabilities	**104,120**	105,381
Commitments and Contingencies		
Preferred stock, without par value, at stated value; 27 shares authorized; issued: 2012—967; 2011—1,112	**39**	45
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2012—8,956; 2011—8,902	**448**	445
Additional paid-in capital	**72,608**	71,423
Employee benefit trusts	**(1)**	(3)
Treasury stock, shares at cost: 2012—1,680; 2011—1,327	**(40,121)**	(31,801)
Retained earnings	**54,240**	46,210
Accumulated other comprehensive loss	**(5,953)**	(4,129)
Total Pfizer Inc. shareholders' equity	**81,260**	82,190
Equity attributable to noncontrolling interests	**418**	431
Total equity	**81,678**	82,621
Total liabilities and equity	**$ 185,798**	$ 188,002

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Equity

Pfizer Inc. and Subsidiary Companies

	PFIZER INC. SHAREHOLDERS													
	Preferred Stock		Common Stock			Employee Benefit Trusts		Treasury Stock						
(MILLIONS, EXCEPT PREFERRED SHARES)	Shares	Stated Value	Shares	Par Value	Add'l Paid-In Capital	Shares	Fair Value	Shares	Cost	Retained Earnings	Accum. Other Comp. Inc./ (Loss)	Share - holders' Equity	Non-controlling Interests	Total Equity
Balance, January 1, 2010	1,511	$ 61	8,869	$ 443	$70,497	(19)	$ (333)	(799)	$(21,632)	$ 40,426	$ 552	$90,014	$ 432	$90,446
Net income										8,257		8,257	31	8,288
Other comprehensive loss, net of tax											(3,992)	(3,992)	5	(3,987)
Cash dividends declared:														
Common stock										(5,964)		(5,964)		(5,964)
Preferred stock										(3)		(3)		(3)
Noncontrolling interests													(17)	(17)
Share-based payment transactions			2	—	209	1	14	(5)	(82)			141		141
Purchases of common stock								(61)	(1,000)			(1,000)		(1,000)
Employee benefit trust transactions—net					(19)	16	292					273		273
Preferred stock conversions and redemptions	(232)	(9)			(1)			—	2			(8)		(8)
Other			5	1	74	2	20	1	—	—		95	1	96
Balance, December 31, 2010	1,279	52	8,876	444	70,760	—	(7)	(864)	(22,712)	42,716	(3,440)	87,813	452	88,265
Net income										10,009		10,009	40	10,049
Other comprehensive loss, net of tax											(689)	(689)	(45)	(734)
Cash dividends declared:														
Common stock										(6,512)		(6,512)		(6,512)
Preferred stock										(3)		(3)		(3)
Noncontrolling interests													(19)	(19)
Share-based payment transactions			23	1	594			(5)	(90)			505		505
Purchases of common stock								(459)	(9,000)			(9,000)		(9,000)
Preferred stock conversions and redemptions	(167)	(7)			(2)			—	1			(8)		(8)
Other			3	—	71	—	4	1	—	—		75	3	78
Balance, December 31, 2011	1,112	45	8,902	445	71,423	—	(3)	(1,327)	(31,801)	46,210	(4,129)	82,190	431	82,621
Net income										**14,570**		**14,570**	**28**	**14,598**
Other comprehensive loss, net of tax											**(1,824)**	**(1,824)**	**(7)**	**(1,831)**
Cash dividends declared:														
Common stock										**(6,537)**		**(6,537)**		**(6,537)**
Preferred stock										**(3)**		**(3)**		**(3)**
Noncontrolling interests													**(9)**	**(9)**
Share-based payment transactions			**52**	**3**	**1,150**			**(4)**	**(97)**			**1,056**		**1,056**
Purchases of common stock								**(349)**	**(8,228)**			**(8,228)**		**(8,228)**
Preferred stock conversions and redemptions	**(145)**	**(6)**			**(3)**			**—**	**1**			**(8)**		**(8)**
Other			**2**	**—**	**38**	**—**	**2**	**—**	**4**	**—**		**44**	**(25)**	**19**
Balance, December 31, 2012	**967**	**$ 39**	**8,956**	**$ 448**	**$72,608**	**—**	**$ (1)**	**(1,680)**	**$(40,121)**	**$ 54,240**	**$ (5,953)**	**$81,260**	**$ 418**	**$81,678**

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Cash Flows

Pfizer Inc. and Subsidiary Companies

(MILLIONS)	Year Ended December 31, 2012	2011	2010
Operating Activities			
Net income before allocation to noncontrolling interests	**$ 14,598**	$ 10,049	$ 8,288
Adjustments to reconcile net income before allocation to noncontrolling interests to net cash provided by operating activities:			
Depreciation and amortization	**7,611**	8,907	8,399
Asset write-offs and impairment charges	**1,299**	1,198	3,486
Share-based compensation expense	**481**	419	405
(Gain)/loss on sale of discontinued operations	**(7,123)**	(1,688)	11
Deferred taxes from continuing operations	**739**	307	2,109
Deferred taxes from discontinued operations	**1,459**	147	(156)
Benefit plan contributions (in excess of)/less than expense	**135**	(1,769)	(677)
Other non-cash adjustments, net	**(203)**	(172)	(49)
Other changes in assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable	**275**	(66)	(608)
Inventories	**(631)**	1,084	2,917
Other assets	**83**	701	(818)
Accounts payable	**579**	(367)	(301)
Other liabilities	**(3,438)**	1,508	1,114
Other tax accounts, net	**1,190**	(18)	(12,666)
Net cash provided by operating activities	**17,054**	20,240	11,454
Investing Activities			
Purchases of property, plant and equipment	**(1,327)**	(1,660)	(1,513)
Purchases of short-term investments	**(24,018)**	(18,447)	(11,082)
Proceeds from redemptions and sales of short-term investments	**25,302**	14,176	5,699
Net proceeds from redemptions and sales of short-term investments with original maturities of 90 days or less	**1,459**	10,874	5,950
Purchases of long-term investments	**(11,145)**	(4,620)	(4,128)
Proceeds from redemptions and sales of long-term investments	**4,990**	2,147	4,737
Acquisitions, net of cash acquired	**(1,050)**	(3,282)	(273)
Proceeds from sale of businesses	**11,850**	2,376	—
Other investing activities	**93**	279	118
Net cash provided by/(used in) investing activities	**6,154**	1,843	(492)
Financing Activities			
Proceeds from short-term borrowings	**7,995**	12,810	6,400
Principal payments on short-term borrowings	**(3)**	(3,826)	(9,249)
Net payments on short-term borrowings with original maturities of 90 days or less	**(8,204)**	(7,540)	(1,297)
Principal payments on long-term debt	**(1,513)**	(6,986)	(6)
Purchases of common stock	**(8,228)**	(9,000)	(1,000)
Cash dividends paid	**(6,534)**	(6,234)	(6,088)
Other financing activities	**488**	169	66
Net cash used in financing activities	**(15,999)**	(20,607)	(11,174)
Effect of exchange-rate changes on cash and cash equivalents	**(2)**	(29)	(31)
Net increase/(decrease) in cash and cash equivalents	**7,207**	1,447	(243)
Cash and cash equivalents, beginning	**3,182**	1,735	1,978
Cash and cash equivalents, ending	**$ 10,389**	$ 3,182	$ 1,735
Supplemental Cash Flow Information			
Cash paid during the period for:			
Income taxes	**$ 2,430**	$ 2,938	$ 11,775
Interest	**1,873**	2,085	2,155

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Note 1. Basis of Presentation and Significant Accounting Policies

A. Basis of Presentation

The consolidated financial statements include our parent company and all subsidiaries, and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The decision whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective economic or other control over the entity. Typically, we do not seek control by means other than voting interests. For subsidiaries operating outside the United States (U.S.), the financial information is included as of and for the year ended November 30 for each year presented. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated.

We have made certain reclassification adjustments to conform prior-period amounts to the current presentation, primarily related to certain inventories (see *Note 8. Inventories*) and certain investments (see *Note 7. Financial Instruments).* As of the third quarter of 2012, the Animal Health and Consumer Healthcare business units are no longer managed as a single operating segment.

Pfizer previously announced its intention to initiate an initial public offering (IPO) of up to a 19.8% stake in Zoetis Inc. (Zoetis), a subsidiary of Pfizer, and on February 6, 2013, an IPO of Zoetis was completed, pursuant to which we sold 99.015 million shares of Zoetis, which represented approximately 19.8% of the total outstanding Zoetis shares. For additional information, see *Note 19A. Subsequent Events: Zoetis Debt Offering and Initial Public Offering.*

On November 30, 2012, we completed the sale of our Nutrition business to Nestlé and recognized a gain related to the sale of this business in *Gain/(loss) on sale of discontinued operations—net of tax* in the consolidated statement of income for the year ended December 31, 2012. The operating results of this business are reported as *Income/(loss) from discontinued operations—net of tax* in the consolidated statements of income for all periods presented. In addition, in the consolidated balance sheet as of December 31, 2011, the assets and liabilities associated with this business are classified as *Assets of discontinued operations and other assets held for sale* and *Liabilities of discontinued operations,* as appropriate. For additional information, see *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.* Prior period amounts have been restated.

On August 1, 2011, we completed the sale of our Capsugel business and recognized a gain related to the sale of this business in *Gain/(loss) on sale of discontinued operations—net of tax* in the consolidated statement of income for the year ended December 31, 2011. The operating results of this business are reported as *Income/(loss) from discontinued operations—net of tax* in the consolidated statements of income for the years ended December 31, 2011 and 2010. For additional information, see *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*

On January 31, 2011, we acquired King Pharmaceuticals, Inc. (King). Commencing from the acquisition date, our financial statements reflect the assets, liabilities, operating results and cash flows of King, and, in accordance with our domestic and international reporting periods, our consolidated financial statements for the year ended December 31, 2011 reflect approximately 11 months of King's U.S. operations and approximately 10 months of King's international operations. For additional information, see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*

B. Adoption of New Accounting Standards

The provisions of the following new accounting and disclosure standards were adopted as of January 1, 2012:

- Presentation of comprehensive income in financial statements. As a result of adopting this new standard, we have presented separate Consolidated Statements of Comprehensive Income.
- An amendment to the guidelines on the measurement and disclosure of fair value that is consistent between U.S. GAAP and International Financial Reporting Standards. The adoption of this new standard did not have a significant impact on our financial statements.

C. Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded and disclosed in connection with acquisitions. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statements of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining the cost of inventory that is sold, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, investments, inventories, fixed assets and intangible assets (including acquired in-process research & development (IPR&D) assets and goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, accruals for contingencies, rebates, chargebacks, sales returns and sales allowances, and restructuring reserves, all of which also impact the consolidated statements of income.

Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that can be inherently uncertain and unpredictable. If our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. We regularly evaluate our estimates and assumptions using historical experience and expectations about the future. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our financial statements on a prospective basis unless they are required to be treated retrospectively under relevant accounting standards. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

D. Acquisitions

Our consolidated financial statements include the operations of an acquired business after the completion of the acquisition. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When we acquire net assets that do not constitute a business as defined in U.S. GAAP, no goodwill is recognized and acquired IPR&D is expensed.

Contingent consideration in business acquisitions is included as part of the acquisition cost and is recognized at fair value as of the acquisition date. Fair value is generally estimated by using a probability-weighted income approach. Any liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. These changes in fair value are recognized in earnings in *Other deductions—net*.

Amounts recorded for acquisitions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

E. Fair Value

We are often required to measure certain assets and liabilities at fair value, either upon initial recognition or for subsequent accounting or reporting. For example, we use fair value extensively in the initial recognition of net assets acquired in a business combination and when accounting for and reporting on certain financial instruments. We estimate fair value using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of non-financial assets and, for liabilities, assuming that the risk of non-performance will be the same before and after the transfer.

When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following approaches:

- Income approach, which is based on the present value of a future stream of net cash flows.
- Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.
- Cost approach, which is based on the cost to acquire or construct comparable assets less an allowance for functional and/or economic obsolescence.

Our fair value methodologies depend on the following types of inputs:

- Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).
- Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable (Level 2 inputs).
- Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

F. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at exchange rates in effect as of the balance sheet date and we translate functional currency income and expense amounts to their U.S. dollar equivalents at average exchange rates for the period. The U.S. dollar effects that arise from changing translation rates are recorded in *Other comprehensive income/(loss)*. The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in *Other deductions—net*. For operations in highly inflationary economies, we translate monetary items at rates in effect as of the balance sheet date, with translation adjustments recorded in *Other deductions—net*, and we translate non-monetary items at historical rates.

G. Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as sales rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns and/or other sales deductions, we record revenues when the risk of product return and/or additional sales deductions has been substantially eliminated. We record sales of certain of our vaccines to the U.S. government as part of the Pediatric Vaccine Stockpile program; these rules require that for fixed commitments made by the U.S. government, we record revenues when risk of ownership for the completed product has been passed to the U.S. government. There are no specific performance obligations associated with products sold under this program.

Deductions from Revenues—As is typical in the biopharmaceutical industry, our gross product sales are subject to a variety of deductions that generally are estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our biopharmaceutical products. These deductions represent estimates of the related obligations.

Specifically:

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and performance-based contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. In addition, to account for the impacts of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (together, U.S. Healthcare Legislation), we also consider the increase in minimum rebate and extension of Medicaid prescription drug rebates for drugs dispensed to enrollees. We estimate discounts on branded prescription drug sales to Medicare Part D participants in the Medicare "coverage gap," also known as the "doughnut hole," based on historical experience of beneficiary prescriptions and consideration of the utilization that is expected to result from the discount in the coverage gap. We evaluate this estimate regularly to ensure that the historical trends and future expectations are as current as practicable. For performance-based contract rebates, we also consider current contract terms, such as changes in formulary status and discount rates.
- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions (collectively, sales allowances) are contractual or legislatively mandated and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending, and we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.
- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to five weeks of incurring the liability.
- Provisions for pharmaceutical returns are based on a calculation for each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.
- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates, sales allowances and chargebacks were $3.8 billion as of December 31, 2012, and $4.8 billion as of December 31, 2011, and substantially all are included in *Other current liabilities*.

Amounts recorded for sales deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

Taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis; that is, they are excluded from *Revenues*.

Collaborative Arrangements—Payments to and from our collaboration partners are presented in our consolidated statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. Under co-promotion agreements, we record the amounts received from our partners as alliance revenues, a component of *Revenues,* when our co-promotion partners are the principal in the transaction and we receive a share of their net sales or profits. Alliance revenues are recorded when our co-promotion partners ship the product and title passes to their customers. The related expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.* In collaborative arrangements where we manufacture a product for our partner, we record revenues when our partner sells the product and title passes to its customer. All royalty payments to collaboration partners are included in *Cost of sales*.

H. Cost of Sales and Inventories

We carry inventories at the lower of cost or market. The cost of finished goods, work in process and raw materials is determined using average actual cost. We regularly review our inventories for impairment and reserves are established when necessary.

I. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, shipping and handling, information technology and legal defense.

Advertising expenses totaled approximately $2.9 billion in 2012, $3.7 billion in 2011 and $3.8 billion in 2010. Production costs are expensed as incurred and the costs of radio time, television time and space in publications are expensed when the related advertising occurs.

J. Research and Development Expenses

Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a compound receives regulatory approval, we record upfront and milestone payments made by us to third parties under licensing arrangements as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a compound receives regulatory approval , we record any milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the asset is determined to have an indefinite life, we amortize the payments on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter.

K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

- *Goodwill*—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized.
- *Identifiable intangible assets, less accumulated amortization*—These acquired assets are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives that are associated with marketed products are not amortized until a useful life can be determined. Intangible assets associated with IPR&D projects are not amortized until approval is obtained in a major market, typically either the U.S. or the European Union (EU), or in a series of other countries, subject to certain specified conditions and management judgment. The useful life of an amortizing asset generally is determined by identifying the period in which substantially all of the cash flows are expected to be generated.
- *Property, plant and equipment, less accumulated depreciation*—These assets are recorded at cost and are increased by the cost of any significant improvements after purchase. Property, plant and equipment assets, other than land and construction in progress, are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to finite-lived acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in *Amortization of intangible assets* as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

We review all of our long-lived assets for impairment indicators throughout the year and we perform detailed testing whenever impairment indicators are present. In addition, we perform impairment testing for goodwill and indefinite-lived assets at least annually. When necessary, we record charges for impairments.

Specifically:

- For finite-lived intangible assets, such as Developed Technology Rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.
- For indefinite-lived intangible assets, such as Brands and IPR&D assets, when necessary, we determine the fair value of the asset and record an impairment loss, if any, for the excess of book value over fair value. In addition, in all cases of an impairment review other than for IPR&D assets, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.
- For goodwill, when necessary, we determine the fair value of each reporting unit and compare that value to its book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss, if any, for the excess of the book value of goodwill over the implied fair value.

Impairment reviews can involve a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

L. Restructuring Charges and Certain Acquisition-Related Costs

We may incur restructuring charges in connection with acquisitions when we implement plans to restructure and integrate the acquired operations or in connection with our cost-reduction and productivity initiatives. Included in *Restructuring charges and certain acquisition-related costs* are all restructuring charges, as well as certain other costs associated with acquiring and integrating an acquired business. (If the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is classified in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate). Termination costs are a significant component of our restructuring charges and are generally recorded when the actions are probable and estimable. Transaction costs, such as banking, legal, accounting and other costs incurred in connection with a business acquisition are expensed as incurred.

Amounts recorded for restructuring charges and other associated costs can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

M. Cash Equivalents and Statement of Cash Flows

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments*.

Cash flows associated with financial instruments designated as fair value or cash flow hedges may be included in operating, investing or financing activities, depending on the classification of the items being hedged. Cash flows associated with financial instruments designated as net investment hedges are classified according to the nature of the hedge instrument. Cash flows associated with financial instruments that do not qualify for hedge accounting treatment are classified according to their purpose and accounting nature.

N. Investments and Derivative Financial Instruments

Many, but not all, of our financial instruments are carried at fair value. For example, substantially all of our cash equivalents, short-term investments and long-term investments are classified as available-for-sale securities and are carried at fair value, with changes in unrealized gains and losses, net of tax, reported in *Other comprehensive loss* (see *Note 6. Accumulated Other Comprehensive Loss, Excluding Noncontrolling Interests).* Derivative financial instruments are carried at fair value in various balance sheet categories (see *Note 7A. Financial Instruments: Selected Financial Assets and Liabilities*), with changes in fair value reported in current earnings or deferred for qualifying hedging relationships. Virtually all of our valuation measurements for investments and derivative financial instruments are based on the use of quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable.

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

Investments where we have significant influence over the financial and operating policies of the investee are accounted for under the equity method. Under the equity method, we record our share of the investee's income and expenses, in *Other deductions—net.* The excess of the cost of the investment over our share of the equity of the investee as of the acquisition date is allocated to the identifiable assets of the investee, with any remaining allocated to goodwill. Such investments are initially recorded at cost, which typically does not include amounts of contingent consideration.

We regularly evaluate all of our financial assets for impairment. For investments in debt and equity securities, when a decline in fair value, if any, is determined to be other-than-temporary, an impairment charge is recorded in the statement of income, and a new cost basis in the investment is established.

Impairment reviews can involve a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

O. Deferred Tax Assets and Liabilities and Income Tax Contingencies

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws. We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax-planning strategies.

We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information.

Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the more-likely-than-not standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in *Provision for taxes on income* and are classified on our consolidated balance sheet with the related tax liability.

Amounts recorded for valuation allowances and income tax contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

P. Pension and Postretirement Benefit Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees. Beginning on January 1, 2011, for employees hired in the U.S. and Puerto Rico after December 31, 2010, we no longer offer a defined benefit plan and, instead, offer an enhanced benefit under our defined contribution plan. On May 8, 2012, we announced to employees that as of January 1, 2018, Pfizer will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. We recognize the overfunded or underfunded status of each of our defined benefit plans as an asset or liability on our consolidated balance sheet. The obligations are generally measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Our pension and other postretirement obligations may include assumptions such as long-term rate of return on plan assets, expected employee turnover and participant mortality. For our pension plans, the obligation may also include assumptions as to future compensation levels. For our other postretirement benefit plans, the obligation may include assumptions as to the expected cost of providing the healthcare and life insurance benefits, as well as the extent to which those costs are shared with the employee or others (such as governmental programs). Plan assets are measured at fair value. Net periodic benefit costs are recognized, as required, into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate.

Amounts recorded for pension and postretirement benefit plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

Q. Legal and Environmental Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. We record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is assured.

Amounts recorded for contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

R. Share-Based Payments

Our compensation programs can include share-based payments. Generally, grants under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate.

Amounts recorded for share-based compensation can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

Note 2. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments

A. Acquisitions

NextWave Pharmaceuticals, Inc.

On November 27, 2012, we completed our acquisition of NextWave Pharmaceuticals Incorporated (NextWave), a privately held, specialty pharmaceutical company. As a result of this acquisition, Pfizer now holds exclusive North American rights to Quillivant XR™ (methylphenidate hydrochloride), the first once-daily liquid medication approved in the U.S. for the treatment of attention deficit hyperactivity disorder. Quillivant

XR received approval from the U.S. Food and Drug Administration on September 27, 2012, and was launched in the U.S. on January 14, 2013. The total consideration for the acquisition was approximately $442 million, which consisted of upfront payments to NextWave's shareholders of about $278 million and contingent consideration with an estimated acquisition-date fair value of about $164 million. The contingent consideration consists of up to $425 million in additional payments that are contingent upon attainment of certain revenue milestones. In connection with this Established Products acquisition, we recorded approximately $516 million in *Identifiable intangible assets*, consisting primarily of $472 million in *Developed technology rights* and $44 million in *In-process research and development*, $165 million in net deferred tax liabilities and $91 million in *Goodwill.* The allocation of the consideration transferred to the assets acquired and the liabilities assumed has not been finalized.

Nexium Over-the-Counter Rights

On August 13, 2012, we announced that we entered into an agreement with AstraZeneca for the global over-the-counter (OTC) rights for Nexium, a leading prescription drug currently approved to treat the symptoms of gastroesophageal reflux disease. Under the terms of the agreement, we acquired the exclusive global rights to market Nexium for the OTC indications, which are subject to regulatory approval. We made an upfront payment of $250 million to AstraZeneca, and AstraZeneca is eligible to receive milestone payments of up to $550 million based on product launches and level of sales, as well as royalty payments based on sales. The upfront payment for this Consumer Healthcare asset acquisition was expensed and included in *Research and development expenses* in our consolidated statement of income for the year ended December 31, 2012.

Alacer Corp.

On February 26, 2012, we completed our acquisition of Alacer Corp., a company that manufactures, markets and distributes Emergen-C, a line of effervescent, powdered drink mix vitamin supplements that is the largest-selling branded vitamin C line in the U.S. In connection with this Consumer Healthcare acquisition, we recorded $181 million in *Identifiable intangible assets*, consisting primarily of the Emergen-C indefinite-lived brand, $69 million in net deferred tax liabilities and $192 million in *Goodwill.* The allocation of the consideration transferred to the assets acquired and the liabilities assumed has been finalized.

Ferrosan Holding A/S

On December 1, 2011, we completed our acquisition of the consumer healthcare business of Ferrosan Holding A/S (Ferrosan), a Danish company engaged in the sale of science-based consumer healthcare products, including dietary supplements and lifestyle products, primarily in the Nordic region and the emerging markets of Russia and Central and Eastern Europe. This acquisition is reflected in our consolidated financial statements beginning in the first fiscal quarter of 2012. Our acquisition of Ferrosan's consumer healthcare business increases our presence in dietary supplements with a new set of brands and pipeline products. Also, we believe that the acquisition allows us to expand the marketing of Ferrosan's brands through Pfizer's global footprint and provide greater distribution and scale for certain Pfizer brands, such as Centrum and Caltrate, in Ferrosan's key markets. In connection with this Consumer Healthcare acquisition, we recorded $362 million in *Identifiable intangible assets,* consisting of indefinite-lived and finite-lived brands, $94 million in net deferred tax liabilities and $322 million in *Goodwill.* The allocation of the consideration transferred to the assets acquired and the liabilities assumed has been finalized.

Excaliard

On November 30, 2011, we completed our acquisition of Excaliard Pharmaceuticals, Inc. (Excaliard), a privately owned biopharmaceutical company. Excaliard's lead compound, EXC-001, a Phase 2 compound, is an antisense oligonucleotide designed to interrupt the process of skin fibrosis by inhibiting expression of connective tissue growth factor (CTGF). The total consideration for the acquisition was approximately $174 million, which consisted of an upfront payment to Excaliard's shareholders of about $86 million and contingent consideration with an estimated acquisition-date fair value of about $88 million. The contingent consideration consists of up to $230 million in additional payments that are contingent upon the attainment of certain regulatory and revenue milestones. Payments under the contingent consideration arrangement were $30 million in 2012 as a regulatory milestone was reached. In connection with this Worldwide Research and Development acquisition, we recorded approximately $257 million in *Identifiable intangible assets—In-process research and development,* approximately $87 million in net deferred tax liabilities and approximately $8 million in *Goodwill.*

Icagen

On September 20, 2011, we completed our cash tender offer for the outstanding shares of Icagen, Inc. (Icagen), resulting in an approximate 70% ownership of the outstanding shares of Icagen, a biopharmaceutical company focused on discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. On October 27, 2011, we acquired all of the remaining shares of Icagen. In connection with this Worldwide Research and Development acquisition, we recorded approximately $19 million in *Identifiable intangible assets.*

King Pharmaceuticals, Inc.

Description of the Transaction

On January 31, 2011 (the acquisition date), we completed a tender offer for the outstanding shares of common stock of King at a purchase price of $14.25 per share in cash and acquired approximately 92.5% of the outstanding shares. On February 28, 2011, we acquired all of the remaining shares of King for $14.25 per share in cash. As a result, the total fair value of consideration transferred for King was approximately $3.6 billion in cash ($3.2 billion, net of cash acquired).

King's principal businesses consisted of a prescription pharmaceutical business focused on delivering new formulations of pain treatments designed to discourage common methods of misuse and abuse; the Meridian auto-injector business for emergency drug delivery, which develops and manufactures the EpiPen; an established products portfolio; and an animal health business that offers a variety of feed-additive products for a wide range of species.

Recording of Assets Acquired and Liabilities Assumed

The following table provides the assets acquired and liabilities assumed from King:

(MILLIONS OF DOLLARS)	Amounts Recognized as of Acquisition Date (Final)
Working capital, excluding inventories	$ 155
Inventories	340
Property, plant and equipment	412
Identifiable intangible assets, excluding in-process research and development	1,806
In-process research and development	303
Net tax accounts	(328)
All other long-term assets and liabilities, net	102
Total identifiable net assets	2,790
Goodwill[(a)]	765
Net assets acquired/total consideration transferred	$ 3,555

[(a)] Goodwill recorded as of the acquisition date totaled $720 million for our three biopharmaceutical operating segments and $45 million for our Animal Health operating segment. (Since the acquisition of King, we have revised our operating segments. See *Note 18A. Segment, Geographic and Other Revenue Information: Segment Information.*)

As of the acquisition date, the fair value of accounts receivable approximated the book value acquired. The gross contractual amount receivable was $200 million, virtually all of which was expected to be collected.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, the goodwill recorded as part of the acquisition of King includes the following:

- the expected synergies and other benefits that we believed would result from combining the operations of King with the operations of Pfizer;
- any intangible assets that did not qualify for separate recognition, as well as future, yet unidentified projects and products; and
- the value of the going-concern element of King's existing businesses (the higher rate of return on the assembled collection of net assets versus if Pfizer had acquired all of the net assets separately).

Goodwill is not amortized and is not deductible for income tax purposes (see *Note 10A. Goodwill and Other Intangible Assets: Goodwill* for additional information).

The assets and liabilities arising from contingencies recognized as of the acquisition date are not significant to Pfizer's consolidated financial statements.

Actual and Pro Forma Impact of Acquisition

Revenues from King are included in Pfizer's consolidated statements of income from the acquisition date, January 31, 2011, through Pfizer's domestic and international year-ends and were $1.3 billion in 2011. We are not able to provide the results of operations attributable to King in 2011 as those operations had been substantially integrated into the larger Pfizer operation shortly after the acquisition.

The following table provides supplemental pro forma information:

	Unaudited Pro Forma Consolidated Results[(a)]	
	Year Ended December 31,	
(MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)	2011	2010
Revenues	$ 65,368	$ 66,540
Net income attributable to Pfizer Inc.	10,228	8,013
Diluted earnings per share attributable to Pfizer Inc. common shareholders	1.30	0.99

[(a)] The pro forma information for December 31, 2011 and 2010 assumes that the acquisition of King occurred on January 1, 2010.

The unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company nor do they reflect the expected realization of any cost savings associated with the acquisition. The unaudited pro forma consolidated results reflect the historical financial information of Pfizer and King, adjusted for the following pre-tax amounts:

- Elimination of King's historical intangible asset amortization expense (approximately $6 million in 2011 and $116 million in 2010).
- Additional amortization expense (approximately $15 million in 2011 and $190 million in 2010) related to the fair value of identifiable intangible assets acquired.
- Additional depreciation expense (approximately $3 million in 2011 and $35 million in 2010) related to the fair value adjustment to property, plant and equipment acquired.
- Adjustment related to the fair value adjustments to acquisition-date inventory estimated to have been sold (elimination of $160 million charge in 2011 and addition of $160 million charge in 2010).
- Adjustment for acquisition-related costs directly attributable to the acquisition (elimination of $224 million of charges in 2011 and addition of $224 million of charges in 2010, reflecting charges incurred by both King and Pfizer).

FoldRx Pharmaceuticals, Inc.

On October 6, 2010, we completed our acquisition of FoldRx Pharmaceuticals, Inc. (FoldRx), a privately held drug discovery and clinical development company. FoldRx's lead product candidate, Vyndaqel (tafamidis meglumine), is a first-in-class oral therapy for the treatment of transthyretin familial amyloid polyneuropathy (TTR-FAP). The total consideration for the acquisition was approximately $400 million, which consisted of an upfront payment to FoldRx's shareholders of approximately $200 million and contingent consideration with an estimated acquisition-date fair value of approximately $200 million. The contingent consideration consists of up to $455 million in additional payments that are contingent upon the attainment of certain regulatory and revenue milestones. Payments under the contingent consideration arrangement were $225 million in 2012, as a regulatory milestone was achieved. In connection with this Specialty Care acquisition, we recorded approximately $500 million in *Identifiable intangible assets—In-process research and development,* approximately $160 million in net deferred tax liabilities and approximately $60 million in *Goodwill.* In 2012, we recorded a decrease in the fair value of the contingent consideration of approximately $42 million and in 2011, we recorded an increase in the fair value of the contingent consideration of approximately $85 million.

B. Divestitures

Nutrition Business

On November 30, 2012, we completed the sale of our Nutrition business to Nestlé for $11.85 billion in cash, and recognized a gain of approximately $4.8 billion, net of tax, in *Gain/(loss) on sale of discontinued operations—net of tax.* The divested business includes:

- our former Nutrition operating segment and certain prenatal vitamins previously commercialized by the Pfizer Consumer Healthcare operating segment; and
- other associated amounts, such as direct manufacturing costs, enabling support functions and other costs not charged to the business, purchase-accounting impacts, acquisition-related costs, impairment charges, restructuring charges and implementation costs associated with our cost reduction/productivity initiatives, all of which are reported outside our operating segment results.

The operating results of this business are reported as *Income/(loss) from discontinued operations—net of tax* in the consolidated statements of income for all periods presented. In addition, in the consolidated balance sheet as of December 31, 2011, the assets and liabilities associated with this discontinued operation are classified as *Assets of discontinued operations and other assets held for sale* and *Liabilities of discontinued operations*, as appropriate.

While the full purchase price of $11.85 billion was received on November 30, the sale of the business was not completed in certain non-U.S. jurisdictions where regulatory review of the transaction remains ongoing. In these jurisdictions, which represent a relatively small portion of the Nutrition business, we continue to operate the business on an interim basis pending regulatory approval or divestiture to a third party buyer. These interim arrangements, pursuant to which Pfizer operates the business for the net economic benefit of Nestlé and is indemnified by Nestlé against any risk associated with such operations during the interim period, are expected to conclude by the end of 2013 and the sale of these certain jurisdictions are expected to be completed by the end of 2013. As such, and as we have already received all of the expected proceeds from the sale, and as Nestlé is contractually obligated to complete the transaction (or permit us to divest the delayed businesses to a third party buyer on its behalf) regardless of the outcome of any pending regulatory reviews, we have treated these delayed-close businesses as sold for accounting purposes.

In connection with the sale transaction, we also entered into certain transitional agreements designed to ensure and facilitate the orderly transfer of business operations to the buyer. These agreements primarily relate to administrative services, which are generally to be provided for a period of 2 to 18 months. We will also manufacture and supply certain prenatal vitamin products for a transitional period. These agreements are not material and none confers upon us the ability to influence the operating and/or financial policies of the Nutrition business subsequent to the sale.

Capsugel Business

On August 1, 2011, we completed the sale of our Capsugel business for approximately $2.4 billion in cash and recognized a gain of approximately $1.3 billion, net of tax, in *Gain/(loss) on sale of discontinued operations—net of tax*. The operating results of this business are reported as *Income/(loss) from discontinued operations—net of tax* for 2011 and 2010.

Discontinued Operations

The following table provides the components of *Discontinued operations—net of tax*:

	Year Ended December 31,[(a)]		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Revenues	**$ 2,258**	$ 2,673	$ 2,643
Pre-tax income/(loss) from discontinued operations	**414**	487	(50)
Provision/(benefit) for taxes on income[(b)]	**117**	137	(31)
Income/(loss) from discontinued operations—net of tax	**297**	350	(19)
Pre-tax gain/(loss) on sale of discontinued operations	**7,123**	1,688	(11)
Provision for taxes on income[(c)]	**2,340**	384	—
Gain/(loss) on sale of discontinued operations—net of tax	**4,783**	1,304	(11)
Discontinued operations—net of tax	**$ 5,080**	$ 1,654	$ (30)

(a) Includes the Nutrition business for all periods presented (through November 30, 2012) and the Capsugel business for 2011 (through August 1, 2011) and 2010 only. The net loss in 2010 includes the impairment of an indefinite-lived Brand intangible asset in the Nutrition business of approximately $385 million (pre-tax).

(b) Includes a deferred tax expense of $24 million for 2012, a deferred tax benefit of $43 million for 2011, and a deferred tax benefit of $156 million for 2010. These deferred tax provisions include deferred taxes related to investments in certain foreign subsidiaries resulting from our intention not to hold these subsidiaries indefinitely

(c) Includes a deferred tax expense of $1.4 billion for 2012 and $190 million for 2011. These deferred tax provisions include deferred tax expense of $2.2 billion for 2012 and $190 million for 2011 on certain current-year funds earned outside the U.S. that will not be indefinitely reinvested overseas.

The following table provides the components of *Assets of discontinued operations and other assets held for sale* and *Liabilities of discontinued operations*:

	As of December 31,	
(MILLIONS OF DOLLARS)	**2012**	2011
Accounts receivable, less allowance for doubtful accounts	**$ —**	$ 550
Other current assets	**—**	419
Property, plant and equipment, less accumulated depreciation	**70**	1,118
Goodwill	**—**	498
Identifiable intangible assets, less accumulated amortization	**—**	2,648
Other noncurrent assets	**—**	84
Assets of discontinued operations and other assets held for sale	**$ 70**	$ 5,317
Current liabilities	**$ —**	$ 385
Other liabilities	**—**	839
Liabilities of discontinued operations	**$ —**	$ 1,224

The net cash flows of our discontinued operations for each of the categories of operating, investing and financing activities are not significant for any period presented, except that investing activities includes the proceeds from the sale of these businesses.

C. Collaborative Arrangements

In the normal course of business, we enter into collaborative arrangements with respect to in-line medicines, as well as medicines in development that require completion of research and regulatory approval. Collaborative arrangements are contractual agreements with third parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us or other companies, and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product.

The following table provides the amounts and classification of payments (income/(expense)), between us and our collaboration partners:

(MILLIONS OF DOLLARS)	Year Ended December 31, 2012	2011	2010
Revenues—Revenues[a]	**$ 1,231**	$ 1,029	$ 710
Revenues—Alliance revenues[b]	**3,492**	3,630	4,084
Total revenues from collaborative arrangements	**4,723**	4,659	4,794
Cost of sales[c]	**(362)**	(420)	(124)
Selling, informational and administrative expenses[d]	**(290)**	(237)	(131)
Research and development expenses[e]	**(74)**	(299)	(316)
Other deductions—net	**(15)**	34	37

[a] Represents sales to our partners of products manufactured by us.
[b] Substantially all relate to amounts earned from our partners under co-promotion agreements.
[c] Primarily relates to royalties earned by our partners and cost of sales associated with inventory purchased from our partners.
[d] Represents net reimbursements to our partners for selling, informational and administrative expenses incurred.
[e] Primarily related to net reimbursements, as well as upfront payments and pre-approval milestone payments earned by our partners. The upfront and milestone payments were as follows: $44 million in 2012, $210 million in 2011 and $147 million in 2010.

The amounts disclosed in the above table do not include transactions with third parties other than our collaboration partners, or other costs associated with the products under the collaborative arrangements. In addition, during 2012 and 2011, we paid $29 million and $61 million, respectively, in post-approval milestones to collaboration partners. These payments were recorded in *Identifiable intangible assets—Developed technology rights.*

D. Equity-Method Investments

ViiV Healthcare Limited (ViiV)

On October 31, 2012, our equity-method investee, ViiV, acquired the remaining 50% of Shionogi-ViiV Healthcare LLC, its equity-method investee, from Shionogi & Co., Ltd. (Shionogi) in consideration for a 10% interest in ViiV (newly issued shares) and contingent consideration in the form of future royalties. As a result of this transaction, ViiV recorded a gain associated with the step-up on the 50% interest previously held by ViiV. Also, Pfizer's equity interest in ViiV was reduced from 15% to 13.5% and GlaxoSmithKline plc's equity interest was reduced from 85% to 76.5%. As a result of the above, we recognized a gain of $44 million, which was recorded in *Other deductions—net*, in the fourth quarter of 2012. Our investment in ViiV is accounted for under the equity method due to the significant influence that we have over the operations of ViiV through our board representation and minority veto rights.

Investment in Hisun Pfizer Pharmaceuticals Company Limited

On September 6, 2012, Pfizer and Zhejiang Hisun Pharmaceuticals Co., Ltd., a leading Chinese pharmaceutical company, created a new company, Hisun Pfizer Pharmaceuticals Company Limited (HPP), to develop, manufacture and commercialize off-patent pharmaceutical products in China and global markets. In accordance with our international reporting periods, this transaction was accounted for in the fourth quarter of 2012. HPP was established with registered capital of $250 million. Zhejiang Hisun Pharmaceuticals holds a 51% equity interest and Pfizer holds a 49% equity interest in HPP. In 2013, the parties will contribute select existing products to HPP, which will have a broad portfolio covering cardiovascular disease, infectious disease, oncology, mental health, and other therapeutic areas. See also *Note 19B. Subsequent Events: Hisun Pfizer Pharmaceuticals Company Limited (HPP).* The parties will also contribute manufacturing sites, cash and other relevant assets. Our investment in HPP is accounted for under the equity method due to the significant influence that we have over the operations of HPP through our board representation, minority veto rights and 49% voting interest.

Investment in Laboratório Teuto Brasileiro

On November 8, 2010, we consummated our partnership to develop and commercialize generic medicines with Laboratório Teuto Brasileiro S.A. (Teuto) a leading generics company in Brazil. As part of the transaction, we acquired a 40% equity stake in Teuto, and entered into a series of commercial agreements. The partnership is enhancing our position in Brazil, a key emerging market, by providing access to Teuto's portfolio of products. Through this partnership, we have access to significant distribution networks in rural and suburban areas in Brazil, and the opportunity to register and commercialize Teuto's products in various markets outside Brazil. Under the terms of our purchase agreement with Teuto, we made an upfront payment at the closing of approximately $230 million. On May 23, 2012, we made a performance-based milestone payment to Teuto of $91.5 million, which was recorded as an additional investment in Teuto. We have an option to acquire the remaining 60% of Teuto's shares beginning in 2014, and Teuto's shareholders have an option to sell their 60% stake to us beginning in 2015. The portion of the total arrangement consideration that was allocated to the net call/put option, based on relative fair values of the 40% equity investment and the net option, is being accounted for at cost and will be evaluated for impairment on an ongoing basis. Our investment in Teuto is accounted for under the equity method due to the significant influence we have over the operations of Teuto through our board representation, minority veto rights and 40% voting interest.

Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives

We incur significant costs in connection with acquiring, integrating and restructuring businesses and in connection with our global cost-reduction and productivity initiatives. For example:

- In connection with acquisition activity, we typically incur costs associated with executing the transactions, integrating the acquired operations (which may include expenditures for consulting and the integration of systems and processes), and restructuring the combined company (which may include charges related to employees, assets and activities that will not continue in the combined company); and
- In connection with our cost-reduction and productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems.

All of our businesses and functions may be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as groups such as information technology, shared services and corporate operations. Since the acquisition of Wyeth on October 15, 2009, our cost-reduction initiatives announced on January 26, 2009, but not completed as of December 31, 2009, were incorporated into a comprehensive plan to integrate Wyeth's operations to generate cost savings and to capture synergies across the combined company. In addition, among our ongoing cost reduction/productivity initiatives, on February 1, 2011, we announced a new productivity initiative to accelerate our strategies to improve innovation and productivity in R&D by prioritizing areas that we believe have the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas that we believe have the highest potential to deliver value in the near term and over time.

The following table provides the components of costs associated with acquisitions and cost-reduction/productivity initiatives:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Transaction costs[(a)]	**$ 1**	$ 30	$ 22
Integration costs[(b)]	**405**	725	1,001
Restructuring charges:[(c)]			
Employee termination costs	**997**	1,794	1,062
Asset impairments	**328**	256	869
Exit costs	**149**	125	191
Restructuring charges and certain acquisition-related costs	**1,880**	2,930	3,145
Additional depreciation—asset restructuring recorded in our consolidated statements of income as follows:[(d)]			
Cost of sales	**267**	555	520
Selling, informational and administrative expenses	**20**	75	227
Research and development expenses	**296**	605	34
Total additional depreciation—asset restructuring	**583**	1,235	781
Implementation costs recorded in our consolidated statements of income as follows:[(e)]			
Cost of sales	**31**	250	—
Selling, informational and administrative expenses	**129**	25	—
Research and development expenses	**232**	72	—
Total implementation costs	**392**	347	—
Total costs associated with acquisitions and cost-reduction/productivity initiatives	**$ 2,855**	$ 4,512	$ 3,926

(a) Transaction costs represent external costs directly related to acquired businesses and primarily include expenditures for banking, legal, accounting and other similar services.

(b) Integration costs represent external, incremental costs directly related to integrating acquired businesses, and primarily include expenditures for consulting and the integration of systems and processes.

(c) From the beginning of our cost-reduction and transformation initiatives in 2005 through December 31, 2012, *Employee termination costs* represent the expected reduction of the workforce by approximately 62,200 employees, mainly in manufacturing, sales and research, of which approximately 51,700 employees have been terminated as of December 31, 2012. In 2012, substantially all employee termination costs represent additional costs with respect to approximately 4,800 employees.

The restructuring charges in 2012 are associated with the following:

- Primary Care operating segment ($295 million), Specialty Care and Oncology operating segment ($175 million), Established Products and Emerging Markets operating segment ($125 million), Animal Health operating segment ($59 million), Consumer Healthcare operating segment ($45 million), research and development operations ($6 million income), manufacturing operations ($265 million) and Corporate ($516 million).

The restructuring charges in 2011 are associated with the following:

- Primary Care operating segment ($593 million), Specialty Care and Oncology operating segment ($220 million), Established Products and Emerging Markets operating segment ($110 million), Animal Health operating segment ($45 million), Consumer Healthcare operating segment ($8 million), research and development operations ($490 million), manufacturing operations ($287 million) and Corporate ($422 million).

The restructuring charges in 2010 are associated with the following:

- Primary Care operating segment ($71 million), Specialty Care and Oncology operating segment ($197 million), Established Products and Emerging Markets operating segment ($43 million), Animal Health operating segment ($34 million), Consumer Healthcare operating segment ($12 million), research and development operations ($297 million), manufacturing operations ($1.1 billion) and Corporate ($350 million).

(d) Additional depreciation—asset restructuring represents the impact of changes in the estimated useful lives of assets involved in restructuring actions.

(e) Implementation costs represent external, incremental costs directly related to implementing our non-acquisition-related cost-reduction/productivity initiatives.

The following table provides the components of and changes in our restructuring accruals:

(MILLIONS OF DOLLARS)	Employee Termination Costs	Asset Impairment Charges	Exit Costs	Accrual
Balance, January 1, 2011	$ 2,149	$ —	$ 101	$ 2,250
Provision	1,794	256	125	2,175
Utilization and other[(a)]	(1,518)	(256)	(134)	(1,908)
Balance, December 31, 2011[(b)]	2,425	—	92	2,517
Provision	**997**	**328**	**149**	**1,474**
Utilization and other[(a)]	**(1,629)**	**(328)**	**(84)**	**(2,041)**
Balance, December 31, 2012[(c)]	**$ 1,793**	**$ —**	**$ 157**	**$ 1,950**

(a) Includes adjustments for foreign currency translation.

(b) Included in *Other current liabilities* ($1.6 billion) and *Other noncurrent liabilities* ($930 million).

(c) Included in *Other current liabilities* ($1.2 billion) and *Other noncurrent liabilities* ($731 million).

Total restructuring charges incurred from the beginning of our cost-reduction and productivity initiatives in 2005 through December 31, 2012 were $15.6 billion.

The asset impairment charges included in restructuring charges for 2012 primarily relate to assets held for sale and are based on an estimate of fair value, which was determined to be lower than the carrying value of the assets prior to the impairment charge.

The following table provides additional information about the long-lived assets held for sale that were impaired in 2012:

	Fair Value[(a)]				Year Ended December 31, 2012
(MILLIONS OF DOLLARS)	Amount	Level 1	Level 2	Level 3	Impairment
Long-lived assets[(b)]	**$ 139**	**$ —**	**$ 139**	**$ —**	**$ 210**

(a) The fair value amount is presented as of the date of impairment, as these assets are not measured at fair value on a recurring basis. See also *Note 1E. Basis of Presentation and Significant Accounting Policies: Fair Value.*

(b) Reflects property, plant and equipment and other long-lived held-for-sale assets written down to their fair value of $139 million, less costs to sell of $3 million (a net of $136 million), in 2012. The impairment charges of $210 million are included in *Restructuring charges and certain acquisition-related costs*. Fair value is determined primarily using a market approach, with various inputs, such as recent sales transactions.

Note 4. Other Deductions—Net

The following table provides components of *Other deductions—net*:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Interest income[(a)]	**$ (383)**	$ (456)	$ (400)
Interest expense[(a)]	**1,524**	1,681	1,797
Net interest expense	**1,141**	1,225	1,397
Royalty-related income	**(469)**	(569)	(579)
Net gain on asset disposals[(b)]	**(52)**	(15)	(243)
Certain legal matters, net[(c)]	**2,220**	784	1,723
Certain asset impairment charges[(d)]	**927**	902	1,790
Costs associated with the separation of Zoetis[(e)]	**125**	33	—
Other, net	**139**	139	(147)
Other deductions—net	**$ 4,031**	$ 2,499	$ 3,941

(a) 2012 v. 2011—Interest income decreased due to lower average cash balances and lower interest rates earned on investments. Interest expense decreased due to lower debt balances and the effective conversion of some fixed-rate liabilities to floating-rate liabilities. 2011 v. 2010—Interest income increased due to higher cash balances and higher interest rates earned on investments. Interest expense decreased due to lower long- and short-term debt balances and the effective conversion of some fixed-rate liabilities to floating rate liabilities. Capitalized interest expense totaled $41 million in 2012, $50 million in 2011 and $36 million in 2010.

(b) Net gains include realized gains and losses on sales of available-for-sale securities: in 2012, 2011 and 2010, gross realized gains were $39 million, $79 million and $153 million, respectively. Gross realized losses were $6 million in 2012, $73 million in 2011 and $12 million in 2010. Proceeds, primarily from the sale of available-for-sale securities, were $19 billion in 2012, $10.2 billion in 2011 and $5.3 billion in 2010. In 2010, also includes gains on sales of certain investments and businesses.

(c) In 2012, primarily includes a $491 million charge resulting from an agreement-in-principle with the U.S. Department of Justice to resolve an investigation into Wyeth's historical promotional practices in connection with Rapamune, a $450 million settlement of a lawsuit by Brigham Young University related to Celebrex, and charges related to hormone-replacement therapy litigation and Chantix litigation. In 2011, primarily includes charges related to hormone-replacement therapy litigation. In 2010, includes a $1.3 billion charge for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc. (See *Note 17. Commitments and Contingencies.*)

(d) In 2012, includes intangible asset impairment charges of $872 million, reflecting (i) $393 million of IPR&D assets, primarily related to compounds that targeted autoimmune and inflammatory diseases (full write-off) and, to a lesser extent, compounds related to pain treatment; (ii) $175 million related to our Consumer Healthcare indefinite-lived brand assets, primarily Robitussin, a cough suppressant; (iii) $279 million related to Developed Technology Rights, a charge comprised of impairments of various products, none of which individually exceeded $45 million; and (iv) $25 million of finite-lived brands. The intangible asset impairment charges for 2012 reflect, among other things, the impact of new scientific findings, updated commercial forecasts, changes in pricing, an increased competitive environment, litigation uncertainties regarding intellectual property and declining gross margins. The impairment charges in 2012 are associated with the following: Worldwide Research and Development ($303 million); Consumer Healthcare ($200 million); Primary Care ($135 million); Established Products ($83 million); Specialty Care ($56 million); Emerging Markets ($56 million) and Animal Health ($39 million). In addition, in 2012, also includes charges of approximately $55 million for certain investments. These investment impairment charges reflect the difficult global economic environment.

In 2011, includes intangible asset impairment charges of $851 million, the majority of which relates to intangible assets that were acquired as part of our acquisition of Wyeth. These impairment charges reflect (i) $475 million of IPR&D assets, primarily related to two compounds for the treatment of certain autoimmune and inflammatory diseases; (ii) $193 million related to our biopharmaceutical indefinite-lived brand, Xanax; and (iii) $183 million related to Developed Technology Rights comprising the impairment of five assets. The intangible asset impairment charges for 2011 reflect, among other things, the impact of new scientific findings and an increased competitive environment. The impairment charges in 2011 are associated with the following: Worldwide Research and Development ($394 million); Established Products ($193 million); Specialty Care ($135 million); Primary Care ($56 million); Oncology ($56 million) and Animal Health ($17 million). In addition, in 2011, also includes charges of approximately $51 million for certain investments. These investment impairment charges reflect the difficult global economic environment.

In 2010, includes intangible asset impairment charges of $1.8 billion, the majority of which relates to intangible assets that were acquired as part of our acquisition of Wyeth. These impairment charges reflect (i) $945 million of IPR&D assets, primarily Prevnar 13/Prevenar 13 Adult, a compound for the prevention of pneumococcal disease in adults age 50 and older, and Neratinib, a compound for the treatment of breast cancer; (ii) $292 million of indefinite-lived Brands, primarily related to Robitussin; and (iii) $540 million of Developed Technology Rights, primarily Thelin, a product that treated pulmonary hypertension, and Protonix, a product that treats erosive gastroesophageal reflux disease. These impairment charges, most of which occurred in the third quarter of 2010, reflect, among other things, the following: for IPR&D assets, the impact of changes to the development programs, the projected development and regulatory time-frames and the risk associated with these assets; for Brand assets, the current competitive environment and planned investment support; and, for Developed Technology Rights, in the case of Thelin, we voluntarily withdrew the product in regions where it was approved and discontinued all clinical studies worldwide, and for the others, an increased competitive environment. The impairment charges in 2010 are generally associated with the following: Specialty Care ($708 million); Oncology ($396 million); Consumer Healthcare ($292 million); Established Products ($182 million); Primary Care ($145 million); and Worldwide Research and Development ($54 million).

(e) Costs incurred in connection with the initial public offering of a 19.8% ownership stake in Zoetis. Includes expenditures for banking, legal, accounting and similar services. (See *Note 19A. Subsequent Events: Zoetis Debt Offering and Initial Public Offering.)*

The asset impairment charges included in *Other deductions—net* in 2012 primarily relate to identifiable intangible assets and are based on estimates of fair value.

The following table provides additional information about the intangible assets that were impaired in 2012:

	Fair Value[(a)]				Year Ended December 31, 2012
(MILLIONS OF DOLLARS)	Amount	Level 1	Level 2	Level 3	Impairment
Intangible assets—IPR&D[(b)]	$ 54	$ —	$ —	$ 54	$ 393
Intangible assets—Other[(b)]	1,006	—	—	1,006	479
Total	$ 1,060	$ —	$ —	$ 1,060	$ 872

[(a)] The fair value amount is presented as of the date of impairment, as these assets are not measured at fair value on a recurring basis. See also *Note 1E. Basis of Presentation and Significant Accounting Policies: Fair Value.*

[(b)] Reflects intangible assets written down to their estimated fair value of $1.1 billion in 2012. The impairment charges of $872 million are included in *Other deductions—net*. Fair value is determined using the income approach, specifically the multi-period excess earnings method, also known as the discounted cash flow method. We start with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then we apply an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the impact of technological risk associated with IPR&D assets, as well as the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

Note 5. Tax Matters

A. Taxes on Income from Continuing Operations

The following table provides the components of *Income from continuing operations before provision for taxes on income*:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	2012	2011	2010
United States	$ (4,732)	$ (2,210)	$ (2,256)
International	16,812	14,514	11,727
Income from continuing operations before provision for taxes on income[(a), (b)]	$ 12,080	$ 12,304	$ 9,471

[(a)] 2012 v. 2011—The increase in the domestic loss was primarily due to the reduction in revenues resulting from the loss of exclusivity of Lipitor, Geodon and certain other biopharmaceutical products; certain legal settlements and related charges, primarily associated with Rapamune, Celebrex, hormone-replacement therapy and Chantix; higher costs associated with the separation of Zoetis; and the payment to AstraZeneca to obtain the exclusive global over-the-counter rights to Nexium, partially offset by lower acquisition-related costs. The increase in international income was due to lower purchase accounting costs, lower acquisition-related costs, and lower charges related to cost-reduction and productivity initiatives, partially offset by the reduction in revenues resulting from the loss of exclusivity of Lipitor, Geodon and certain other biopharmaceutical products.

[(b)] 2011 v. 2010—The decrease in the domestic loss was primarily due to the non-recurrence of a charge of $1.3 billion (pre-tax) in 2010 for asbestos litigation related to our wholly owned subsidiary, Quigley Company, Inc., partially offset by a reduction in revenues due to the loss of exclusivity for several biopharmaceutical products and the impact of the U.S. Healthcare Legislation. The increase in international income was due to the favorable impact of foreign exchange, lower impairment charges, as well as increased revenues from biopharmaceutical products, such as the Prevnar/Prevenar family, Enbrel and Celebrex.

The following table provides the components of *Provision for taxes on income* based on the location of the taxing authorities:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	2012	2011	2010
United States			
Current income taxes:			
Federal	$ (752)	$ 1,349	$ (2,790)
State and local	(44)	207	(323)
Deferred income taxes:			
Federal	851	364	2,103
State and local	(328)	(240)	8
Total U.S. tax provision/(benefit)	(273)	1,680	(1,002)
International			
Current income taxes	2,619	2,046	2,157
Deferred income taxes	216	183	(2)
Total international tax provision	2,835	2,229	2,155
Provision for taxes on income[(a), (b), (c), (d)]	$ 2,562	$ 3,909	$ 1,153

[(a)] In 2012, the *Provision for taxes on income* was impacted by the following:

- U.S. tax expense of approximately $2.2 billion as a result of providing U.S. deferred income taxes on certain current-year funds earned outside the U.S. that will not be indefinitely reinvested overseas (see *Note 5C. Tax Matters: Deferred Taxes*);
- U.S. tax benefits of approximately $1.1 billion, representing tax and interest, resulting from a multi-year settlement with the IRS with respect to audits of the Pfizer Inc. tax returns for the years 2006 through 2008, and international tax benefits of approximately $310 million, representing tax and interest, resulting from the resolution of certain tax positions pertaining to prior years with various foreign tax authorities, and from the expiration of certain statutes of limitations;
- The non-deductibility of a $336 million fee payable to the federal government as a result of the U.S. Healthcare Legislation;
- The non-deductibility of the $491 million legal charge associated with Rapamune litigation (see also *Note 4. Other Deductions—Net*); and
- The expiration of the U.S. research and development tax credit on December 31, 2011.

[b] In 2011, the *Provision for taxes on income* was impacted by the following:

- U.S. tax expense of approximately $2.1 billion as a result of providing U.S. deferred income taxes on certain current-year funds earned outside the U.S. that will not be indefinitely reinvested overseas (see *Note 5C. Tax Matters: Deferred Taxes*);
- International tax benefits of approximately $267 million, representing tax and interest, resulting from the resolution of certain prior-period tax positions with various foreign tax authorities and from the expiration of certain statutes of limitations, and U.S. tax benefits of approximately $80 million, representing tax and interest, resulting from the settlement of certain audits with the IRS; and
- The non-deductibility of a $248 million fee payable to the federal government as a result of the U.S. Healthcare Legislation.

[c] In 2010, the *Provision for taxes on income* was impacted by the following:

- U.S. tax expense of approximately $2.5 billion as a result of providing U.S. deferred income taxes on certain current-year funds earned outside the U.S. that will not be indefinitely reinvested overseas (see *Note 5C. Tax Matters: Deferred Taxes*);
- U.S. tax benefits of approximately $2.0 billion, representing tax and interest, resulting from a multi-year audit settlement with the IRS, and international tax benefits of approximately $460 million, representing tax and interest, resulting from the resolution of certain prior-period tax positions with various foreign tax authorities, and from the expiration of certain statutes of limitations; and
- The write-off of approximately $270 million of deferred tax assets related to the Medicare Part D subsidy for retiree prescription drug coverage, resulting from the provisions of the U.S. Healthcare Legislation enacted in March 2010 concerning the tax treatment of that subsidy effective for tax years beginning after December 31, 2012.

[d] In all years, federal, state and international net tax liabilities assumed or established as part of a business acquisition are not included in *Provision for taxes on income* (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions*).

B. Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for *Income from continuing operations* follows:

	Year Ended December 31,		
	2012	2011	2010
U.S. statutory income tax rate	**35.0%**	35.0%	35.0%
Taxation of non-U.S. operations[a], [b], [c]	**(3.0)**	(3.1)	2.5
Tax settlements and resolution of certain tax positions[d]	**(12.0)**	(2.8)	(26.3)
U.S. Healthcare Legislation[d]	**1.0**	0.7	2.8
U.S. research and development tax credit and manufacturing deduction[d]	**(0.3)**	(0.9)	(2.3)
Certain legal settlements and charges[d]	**1.4**	—	0.4
Acquired IPR&D	**—**	—	0.5
Wyeth acquisition-related costs	**—**	—	0.5
Sales of biopharmaceutical companies	**—**	0.2	—
All other—net	**(0.9)**	2.7	(0.9)
Effective tax rate for income from continuing operations	**21.2%**	31.8%	12.2%

[a] For taxation of non-U.S. operations, this rate impact reflects the income tax rates and relative earnings in the locations where we do business outside the United States, together with the cost of repatriation decisions, as well as changes in uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions". Specifically: (i) the jurisdictional location of earnings is a significant component of our effective tax rate each year as tax rates outside the U.S. are generally lower than the U.S. statutory income tax rate, and the rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings; (ii) the cost of repatriation decisions, and other U.S. tax implications of our foreign operations, is a significant component of our effective tax rate each year and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings; and (iii) the impact of changes in uncertain tax positions not included in the reconciling item called "Tax settlements and resolution of certain tax positions" is a component of our effective tax rate each year that can result in either an increase or decrease to our effective tax rate. The jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions, as a result of operating fluctuations in the normal course of business and as a result of the extent and location of other income and expense items, such as restructuring charges, asset impairments and gains and losses on strategic business decisions. See also *Note 5A. Tax Matters: Taxes on Income from Continuing Operations* for the components of pre-tax income and *Provision for taxes on income,* which is based on the location of the taxing authorities, and for information about settlements and other items impacting *Provision for taxes on income*.

(b) In all periods presented, the reduction in the effective tax rate resulting from the jurisdictional location of earnings is largely due to generally lower tax rates as well as manufacturing and other incentives associated with our subsidiaries in Puerto Rico, Ireland and Singapore. We benefit from a Puerto Rican incentive grant that expires in 2029. Under the grant, we are partially exempt from income, property and municipal taxes. In Ireland, we benefited from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing and other operations.

(c) 2010—The rate impact in 2010 also includes the adjustments to increase our uncertain tax positions based on tax positions taken during a prior period (see also the reconciliation of our gross unrecognized tax benefits for 2010 in *Note 5D. Tax Matters: Tax Contingencies*, where substantially all of the prior period increases relate to non-U.S. jurisdictions). Without this impact, the rate impact in 2010 would have been approximately a 2.1% reduction of the U.S. statutory income tax rate.

(d) For a discussion about tax settlements and resolution of certain tax positions, the impact of U.S. Healthcare Legislation, the U.S. research and development tax credit and the impact of certain legal settlements and charges, see *Note 5A. Tax Matters: Taxes on Income from Continuing Operations*. We received no benefit from the U.S. research and development tax credit in 2012 as the credit expired on December 31, 2011 and was not extended until January 2013.

C. Deferred Taxes

Deferred taxes arise as a result of basis differentials between financial statement accounting and tax amounts.

The components of our deferred tax assets and liabilities, shown before jurisdictional netting, follow:

	2012 Deferred Tax		2011 Deferred Tax	
(MILLIONS OF DOLLARS)	**Assets**	**(Liabilities)**	Assets	(Liabilities)
Prepaid/deferred items	**$ 1,817**	**$ (119)**	$ 1,659	$ (211)
Inventories	**330**	**(198)**	324	(52)
Intangible assets	**1,649**	**(14,187)**	1,713	(15,301)
Property, plant and equipment	**508**	**(1,485)**	226	(1,311)
Employee benefits	**5,042**	**(391)**	4,280	(524)
Restructurings and other charges	**784**	**(334)**	553	(95)
Legal and product liability reserves	**1,888**	**—**	1,812	—
Net operating loss/credit carryforwards	**3,439**	**—**	4,381	—
Unremitted earnings[c]	**—**	**(16,042)**	—	(11,699)
State and local tax adjustments	**385**	**—**	476	—
All other	**1,259**	**(504)**	1,105	(121)
	17,101	**(33,260)**	16,529	(29,314)
Valuation allowances	**(1,102)**	**—**	(1,201)	—
Total deferred taxes	**$ 15,999**	**$ (33,260)**	$ 15,328	$ (29,314)
Net deferred tax liability[a], [b]		**$ (17,261)**		$ (13,986)

(a) 2012 v. 2011—The net deferred tax liability position increased, reflecting an increase in noncurrent deferred tax liabilities related to unremitted earnings, as well as a decrease in deferred tax assets related to net operating loss and credit carryforwards, partially offset by the reduction in noncurrent deferred tax liabilities resulting from the amortization of identifiable intangible assets and the increase in deferred tax assets related to employee benefits.

(b) In 2012, included in *Taxes and other current assets* ($3.6 billion), *Taxes and other noncurrent assets* ($700 million), *Other current liabilities* ($11 million) and *Noncurrent deferred tax liabilities* ($21.6 billion). In 2011, included in *Taxes and other current assets* ($4.0 billion), *Taxes and other noncurrent assets* ($1.2 billion), *Other current liabilities* ($350 million) and *Noncurrent deferred tax liabilities* ($18.9 billion).

(c) See *Note 5A. Tax Matters: Taxes on Income from Continuing Operations* and *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*

We have carryforwards, primarily related to foreign tax credits, net operating and capital losses and charitable contributions, which are available to reduce future U.S. federal and state, as well as international, income taxes payable with either an indefinite life or expiring at various times from 2013 to 2032. Certain of our U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax planning strategies.

As of December 31, 2012, we have not made a U.S. tax provision on approximately $73.0 billion of unremitted earnings of our international subsidiaries. As these earnings are intended to be indefinitely reinvested overseas, the determination of a hypothetical unrecognized deferred tax liability as of December 31, 2012, is not practicable.

D. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire. We treat these events as discrete items in the period of resolution.

For a description of our accounting policies associated with accounting for income tax contingencies, see *Note 1O. Basis of Presentation and Significant Accounting Policies: Deferred Tax Assets and Liabilities and Income Tax Contingencies.* For a description of the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

Uncertain Tax Positions

As tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2012 and 2011, we had approximately $5.0 billion and $6.1 billion, respectively, in net liabilities associated with uncertain tax positions, excluding associated interest:

- Tax assets associated with uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. As of December 31, 2012 and 2011, we had approximately $1.3 billion and $1.2 billion, respectively, in assets associated with uncertain tax positions. In 2012, these amounts were included in *Taxes and other noncurrent assets* ($887 million) and *Noncurrent deferred tax liabilities* ($446 million). In 2011, these amounts were included in *Taxes and other noncurrent assets*.
- Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

The reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

(MILLIONS OF DOLLARS)	**2012**	2011	2010
Balance, beginning	**$ (7,309)**	$ (6,759)	$ (7,657)
Acquisitions[a]	**—**	(72)	(49)
Divestitures[b]	**85**	—	—
Increases based on tax positions taken during a prior period[c]	**(139)**	(502)	(513)
Decreases based on tax positions taken during a prior period[c], [d]	**1,442**	271	2,384
Decreases based on cash payments for a prior period	**647**	575	280
Increases based on tax positions taken during the current period[c]	**(1,125)**	(855)	(1,396)
Impact of foreign exchange	**78**	(89)	104
Other, net[c], [e]	**6**	122	88
Balance, ending[f]	**$ (6,315)**	$ (7,309)	$ (6,759)

[a] The amount in 2011 primarily relates to the acquisition of King. See also *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions.*

[b] Primarily relates to the sale of our Nutrition business. See also *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*

[c] Primarily included in *Provision for taxes on income.*

[d] Primarily related to effectively settling certain issues with the U.S. and foreign tax authorities. See also *Note 5A. Tax Matters: Taxes on Income from Continuing Operations.*

[e] Includes decreases as a result of a lapse of applicable statutes of limitations.

[f] In 2012, included in *Income taxes payable* ($36 million), *Taxes and other current assets* ($30 million), *Taxes and other noncurrent assets* ($169 million), *Noncurrent deferred tax liabilities* ($231 million) and *Other taxes payable* ($5.8 billion). In 2011, included in *Income taxes payable* ($357 million), *Taxes and other current assets* ($11 million), *Taxes and other noncurrent assets* ($225 million), *Noncurrent deferred tax liabilities* ($677 million) and *Other taxes payable* ($6.0 billion).

- Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded in *Provision for taxes on income* in our consolidated statements of income. In 2012, we recorded net interest income of $120 million primarily as a result of settling certain issues with the U.S. and various foreign tax authorities; in 2011, we recorded net interest expense of $203 million; and in 2010, we recorded net interest income of $545 million, primarily as a result of settling certain issues with the U.S. and various foreign tax authorities. Gross accrued interest totaled $766 million as of December 31, 2012 (reflecting a decrease of approximately $63 million as a result of cash payments) and $951 million as of December 31, 2011 (reflecting a decrease of approximately $203 million as a result of cash payments). In 2012, these amounts were included in *Taxes and other current assets* ($14 million) and *Other taxes payable* ($752 million). In

2011, these amounts were included in *Income taxes payable* ($120 million), *Taxes and other current assets* ($2 million) and *Other taxes payable* ($829 million). Accrued penalties are not significant. See also *Note 5A. Tax Matters: Taxes on Income from Continuing Operations.*

Status of Tax Audits and Potential Impact on Accruals for Uncertain Tax Positions

The United States is one of our major tax jurisdictions and we are regularly audited by the IRS:

- With respect to Pfizer Inc., tax years 2009-2010 are currently under audit. Tax years 2011-2012 are not under audit. All other tax years are closed.
- With respect to Wyeth, tax years 2006 through the Wyeth acquisition date (October 15, 2009) are currently under audit. All other tax years are closed.
- With respect to King, the audit for tax year 2008 has been effectively settled, and for Alpharma Inc. (a subsidiary of King), tax years 2005-2007 have been effectively settled. For King, tax years 2009 through the date of acquisition (January 31, 2011) are open, but not under audit. All other tax years are closed. The open tax years and audits for King and its subsidiaries are not material to Pfizer Inc.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (2001-2012), Japan (2007-2012), Europe (2007-2012, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany), Latin America (1998-2012, primarily reflecting Brazil and Mexico) and Puerto Rico (2007-2012).

Any settlements or statutes of limitations expirations could result in a significant decrease in our uncertain tax positions. We estimate that it is reasonably possible that within the next twelve months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $150 million, as a result of settlements with taxing authorities or the expiration of the statutes of limitations. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant.

E. Taxes on Items of Other Comprehensive Income/(Loss)

The following table provides the components of tax benefit on *Other comprehensive loss*:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Foreign currency translation adjustments[a]	**$ 110**	$ (61)	$ (165)
Unrealized holding gains/(losses) on derivative financial instruments	**246**	(207)	(342)
Reclassification adjustments for realized (gains)/losses	**(98)**	97	215
	148	(110)	(127)
Unrealized holding gains/(losses) on available-for-sale securities	**20**	(17)	(4)
Reclassification adjustments for realized (gains)/losses	**1**	—	(18)
	21	(17)	(22)
Benefit plans: Actuarial losses, net	**(721)**	(993)	(504)
Reclassification adjustments related to amortization	**171**	99	94
Reclassification adjustments related to curtailments and settlements, net	**105**	118	98
Other	**15**	29	82
	(430)	(747)	(230)
Benefit plans: Prior service credits and other	**7**	41	210
Reclassification adjustments related to amortization	**(27)**	(27)	(18)
Reclassification adjustments related to curtailments and settlements, net	**(51)**	(35)	(19)
Other	**(3)**	(3)	(4)
	(74)	(24)	169
Tax benefit on other comprehensive loss	**$ (225)**	$ (959)	$ (375)

[a] Taxes are not provided for foreign currency translation adjustments relating to investments in international subsidiaries that will be held indefinitely.

Note 6. Accumulated Other Comprehensive Loss, Excluding Noncontrolling Interests

The following table provides the changes, net of tax, in *Accumulated other comprehensive income/(loss)*:

	Net Unrealized Gain/(Losses)			Benefit Plans		
(MILLIONS OF DOLLARS)	Currency Translation Adjustment And Other	Derivative Financial Instruments	Available-For-Sale Securities	Actuarial Gains/ (Losses)	Prior Service (Costs)/ Credits And Other	Accumulated Other Comprehensive Income/(Loss)
Balance, January 1, 2010	$ 3,550	$ 6	$ 269	$ (3,367)	$ 94	$ 552
Other comprehensive income/(loss)[(a)]	(3,381)	(214)	(112)	(580)	295	(3,992)
Balance, December 31, 2010	169	(208)	157	(3,947)	389	(3,440)
Other comprehensive income/(loss)[(a)]	775	(153)	(111)	(1,173)	(27)	(689)
Balance, December 31, 2011	944	(361)	46	(5,120)	362	(4,129)
Other comprehensive income/(loss)[(a)]	**(1,121)**	**273**	**117**	**(990)**	**(103)**	**(1,824)**
Balance, December 31, 2012	**$ (177)**	**$ (88)**	**$ 163**	**$ (6,110)**	**$ 259**	**$ (5,953)**

[(a)] Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $7 million loss in 2012, $45 million loss in 2011 and $5 million income in 2010.

As of December 31, 2012, we estimate that we will reclassify into 2013 income the following pre-tax amounts currently held in *Accumulated other comprehensive loss*: $4.7 million of the unrealized holding gains on derivative financial instruments; $609 million of actuarial losses related to benefit plan obligations and plan assets and other benefit plan items; and $62 million of prior service credits, primarily related to benefit plan amendments.

Note 7. Financial Instruments

A. Selected Financial Assets and Liabilities

The following table provides additional information about certain of our financial assets and liabilities:

	As of December 31,	
(MILLIONS OF DOLLARS)	**2012**	2011
Selected financial assets measured at fair value on a recurring basis[(a)]		
Trading securities[(b)]	**$ 142**	$ 154
Available-for-sale debt securities[(c)]	**32,584**	29,179
Available-for-sale money market funds[(d)]	**1,727**	1,727
Available-for-sale equity securities, excluding money market funds[(c)]	**263**	317
Derivative financial instruments in receivable positions:[(e)]		
Interest rate swaps	**1,036**	1,033
Foreign currency forward-exchange contracts	**152**	349
Foreign currency swaps	**194**	17
	36,098	32,776
Other selected financial assets		
Held-to-maturity debt securities, carried at amortized cost[(c), (f)]	**1,513**	1,587
Private equity securities, carried at equity method or at cost[(f), (g)]	**1,239**	1,020
	2,752	2,607
Total selected financial assets	**$ 38,850**	$ 35,383
Financial liabilities measured at fair value on a recurring basis[(a)]		
Derivative financial instruments in a liability position:[(h)]		
Foreign currency swaps	**$ 428**	$ 1,396
Foreign currency forward-exchange contracts	**243**	355
Interest rate swaps	**33**	14
	704	1,765
Other financial liabilities[(i)]		
Short-term borrowings, carried at historical proceeds, as adjusted[(f)]	**6,424**	4,016
Long-term debt, carried at historical proceeds, as adjusted[(j), (k)]	**31,036**	34,926
	37,460	38,942
Total selected financial liabilities	**$ 38,164**	$ 40,707

(a) We use a market approach in valuing financial instruments on a recurring basis. See also *Note 1E. Basis of Presentation and Significant Accounting Policies: Fair Value*. All of our financial assets and liabilities measured at fair value on a recurring basis use Level 2 inputs in the calculation of fair value, except less than 1% that use Level 1 or Level 3 inputs.

(b) Trading securities are held in trust for legacy business acquisition severance benefits.

(c) Gross unrealized gains and losses are not significant.

(d) Includes $408 million as of December 31, 2012 and $357 million as of December 31, 2011 of money market funds held in trust in connection with the asbestos litigation involving Quigley Company, Inc., a wholly owned subsidiary. As of December 31, 2011, this amount includes approximately $625 million of money market funds that were held in escrow to secure certain of Wyeth's payment obligations under its 1999 Nationwide Class Action Settlement Agreement, which relates to litigation against Wyeth concerning its former weight-loss products, Redux and Pondimin. The amounts held in escrow at December 31, 2011 were released from restriction during 2012 and classified as part of *Short-term investments*.

(e) Designated as hedging instruments, except for certain contracts used as offsets; namely, foreign currency forward-exchange contracts with fair values of $102 million as of December 31, 2012; and foreign currency forward-exchange contracts with fair values of $169 million and interest rate swaps with fair values of $8 million as of December 31, 2011.

(f) The differences between the estimated fair values and carrying values of held to maturity debt securities, private equity securities at cost and short-term borrowings not measured at fair value on a recurring basis were not significant as of December 31, 2012 or December 31, 2011. The fair value measurements of our held-to-maturity debt securities and our short-term borrowings are based on Level 2 inputs, using a market approach. The fair value measurements of our private equity securities at cost are based on Level 3 inputs, using a market approach.

(g) Our private equity securities represent investments in the life sciences sector.

(h) Designated as hedging instruments, except for certain contracts used as offsets; namely, foreign currency forward-exchange contracts with fair values of $141 million and foreign currency swaps with fair values of $129 million as of December 31, 2012; and foreign currency forward-exchange contracts with fair values of $141 million and foreign currency swaps with fair values of $123 million as of December 31, 2011.

(i) Some carrying amounts may include adjustments for discount or premium amortization or for the effect of interest rate swaps designated as hedges.

(j) Includes foreign currency debt with fair values of $809 million as of December 31, 2012 and $919 million as of December 31, 2011, which are used as hedging instruments.

[k] The fair value of our long-term debt (not including the current portion of long-term debt) is $37.5 billion as of December 31, 2012 and $40.1 billion as of December 31, 2011. The fair value measurements for our long-term debt are based on Level 2 inputs, using a market approach.

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of our general accounting policies associated with developing fair value estimates, see *Note 1E. Basis of Presentation and Significant Accounting Policies: Fair Value*. For a description of the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

The following methods and assumptions were used to estimate the fair value of our financial assets and liabilities:

- Trading equity securities—quoted market prices.
- Trading debt securities—observable market interest rates.
- Available-for-sale debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted interest rate yield curves.
- Available-for-sale money market funds—observable Net Asset Value prices.
- Available-for-sale equity securities, excluding money market funds—third-party pricing services that principally use a composite of observable prices.
- Derivative financial instruments (assets and liabilities)—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data. Where applicable, these models discount future cash flow amounts using market-based observable inputs, including interest rate yield curves, and forward and spot prices for currencies. The credit risk impact to our derivative financial instruments was not significant.
- Held-to-maturity debt securities—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and credit-adjusted interest rate yield curves.
- Private equity securities, excluding equity-method investments—application of the implied volatility associated with an observable biotech index to the carrying amount of our portfolio.
- Short-term borrowings and long-term debt—third-party matrix-pricing model that uses significant inputs derived from or corroborated by observable market data and our own credit rating.

We periodically review the methodologies, inputs and outputs of third-party pricing services for reasonableness. Our procedures can include, for example, referencing other third-party pricing models, monitoring key observable inputs (like LIBOR interest rates) and selectively performing test-comparisons of values with actual sales of financial instruments.

The following table provides the classification of these selected financial assets and liabilities in our consolidated balance sheets:

	As of December 31,	
(MILLIONS OF DOLLARS)	**2012**	2011
Assets		
Cash and cash equivalents	**$ 1,000**	$ 900
Short-term investments	**22,319**	23,270
Long-term investments	**14,149**	9,814
Taxes and other current assets[a]	**296**	357
Taxes and other noncurrent assets[b]	**1,086**	1,042
	$ 38,850	$ 35,383
Liabilities		
Short-term borrowings, including current portion of long-term debt	**$ 6,424**	$ 4,016
Other current liabilities[c]	**330**	459
Long-term debt	**31,036**	34,926
Other noncurrent liabilities[d]	**374**	1,306
	$ 38,164	$ 40,707

[a] As of December 31, 2012, derivative instruments at fair value include foreign currency forward-exchange contracts ($152 million) and foreign currency swaps ($144 million) and, as of December 31, 2011, include foreign currency forward-exchange contracts ($349 million) and interest rate swaps ($8 million).

[b] As of December 31, 2012, derivative instruments at fair value include interest rate swaps ($1 billion) and foreign currency swaps ($50 million) and, as of December 31, 2011, include interest rate swaps ($1 billion) and foreign currency swaps ($17 million).

[c] At December 31, 2012, derivative instruments at fair value include foreign currency forward-exchange contracts ($243 million) and foreign currency swaps ($87 million) and, as of December 31, 2011, include foreign currency forward-exchange contracts ($355 million) and foreign currency swaps ($104 million).

[d] At December 31, 2012, derivative instruments at fair value include foreign currency swaps ($341 million) and interest rate swaps ($33 million) and, as of December 31, 2011, include foreign currency swaps ($1.3 billion) and interest rate swaps ($14 million).

In addition, we have long-term receivables where the determination of fair value employs discounted future cash flows, using current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The differences between the estimated fair values and carrying values of these receivables were not significant as of December 31, 2012 or December 31, 2011.

There were no significant impairments of financial assets recognized in any period presented.

B. Investments in Debt Securities

The following table provides the contractual maturities of the available-for-sale and held-to-maturity debt securities:

	Years			December 31, 2012
(MILLIONS OF DOLLARS)	Within 1	Over 1 to 5	Over 5 to 10	Total
Available-for-sale debt securities				
Western European and other government debt[(a)]	$ 13,671	$ 2,084	$ —	$ 15,755
Corporate debt[(b)]	1,085	4,468	1,741	7,294
Reverse repurchase agreements[(c)]	2,790	—	—	2,790
Western European, Scandinavian and other government agency debt[(a)]	2,348	415	—	2,763
Federal Home Loan Mortgage Corporation and Federal National Mortgage Association asset-backed securities	—	2,492	43	2,535
U.S. government debt	688	197	—	885
Supranational debt[(a)]	168	394	—	562
Held-to-maturity debt securities				
Certificates of deposit and other	1,240	273	—	1,513
Total debt securities	$ 21,990	$ 10,323	$ 1,784	$ 34,097

[(a)] All issued by above-investment-grade governments, government agencies or supranational entities, as applicable.
[(b)] Largely issued by above-investment-grade institutions in the financial services sector.
[(c)] Involving U.S. government securities.

C. Short-Term Borrowings

Short-term borrowings include amounts for commercial paper of $2.7 billion as of December 31, 2012 and 2011. The weighted-average effective interest rate on short-term borrowings outstanding was 1.6% as of December 31, 2012 and 0.2% as of December 31, 2011.

D. Long-Term Debt

The following table provides the components of our senior unsecured long-term debt:

(MILLIONS OF DOLLARS)	Maturity Date	As of December 31, 2012	2011
6.20%[(a)]	March 2019	**$ 3,327**	$ 3,248
5.35%[(a)]	March 2015	**3,065**	3,069
7.20%[(a)]	March 2039	**2,903**	2,948
4.75% euro[(b)]	June 2016	**2,638**	2,583
5.75% euro[(b)]	June 2021	**2,634**	2,581
3.625% euro[(b), (c)]	June 2013	**—**	2,392
6.50% U.K. pound[(b)]	June 2038	**2,407**	2,306
5.95%	April 2037	**2,086**	2,088
5.50%	February 2014	**1,832**	1,893
5.50%[(d)]	March 2013	**—**	1,564
4.55% euro	May 2017	**1,384**	1,325
4.75% euro	December 2014	**1,284**	1,266
5.50%	February 2016	**1,048**	1,061
Notes and other debt with a weighted-average interest rate of 6.51%[(e)]	2021–2036	**3,403**	3,435
Notes and other debt with a weighted-average interest rate of 5.28%[(f)]	2014–2018	**2,254**	2,302
Foreign currency notes and other foreign currency debt with a weighted-average interest rate of 2.48%[(g)]	2014-2016	**771**	865
Long-term debt		**$ 31,036**	$ 34,926
Current portion of long-term debt (not included above)		**$ 2,449**	$ 6

(a) Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at the U.S. Treasury rate plus 0.50% plus, in each case, accrued and unpaid interest.
(b) Instrument is callable by us at any time at the greater of 100% of the principal amount or the sum of the present values of the remaining scheduled payments of principal and interest discounted at a comparable government bond rate plus 0.20% plus, in each case, accrued and unpaid interest.
(c) At December 31, 2012, the note has been reclassified to *Current portion of long-term debt*.
(d) At December 31, 2012, the note had been called and is no longer outstanding.
(e) Contains debt issuances with a weighted-average maturity of approximately 17 years.
(f) Contains debt issuances with a weighted-average maturity of approximately 4 years.
(g) Contains debt issuances with a weighted-average maturity of approximately 3 years.

The following table provides the maturity schedule of our *Long-term debt* outstanding as of December 31, 2012:

(MILLIONS OF DOLLARS)	2014	2015	2016	2017	After 2017	Total
Maturities	$ 3,922	$ 3,065	$ 4,449	$ 1,907	$ 17,693	$ 31,036

E. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk

A significant portion of our revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk, in part, through operational means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income and net investments against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. As of December 31, 2012, the aggregate notional amount of foreign exchange derivative financial instruments hedging or offsetting foreign currency exposures is $45.6 billion. The derivative financial instruments primarily hedge or offset exposures in the euro, Japanese yen and U.K. pound. The maximum length of time over which we are hedging future foreign exchange cash flow relates to our $2.4 billion U.K. pound debt maturing in 2038.

All derivative contracts used to manage foreign currency risk are measured at fair value and are reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings or in *Other comprehensive income/(loss)*, depending on the nature and purpose of the financial instrument (offset or hedge relationship) and the effectiveness of the hedge relationships, as follows:

- We record in *Other comprehensive income/(loss)* the effective portion of the gains or losses on foreign currency forward-exchange contracts and foreign currency swaps that are designated as cash flow hedges and reclassify those amounts, as appropriate, into earnings in the same period or periods during which the hedged transaction affects earnings.
- We recognize the gains and losses on forward-exchange contracts and foreign currency swaps that are used to offset the same foreign currency assets or liabilities immediately into earnings along with the earnings impact of the items they generally offset. These contracts essentially take the opposite currency position of that reflected in the month-end balance sheet to counterbalance the effect of any currency movement.
- We recognize the gain and loss impact on foreign currency swaps designated as hedges of our net investments in earnings in three ways: over time—for the periodic net swap payments; immediately—to the extent of any change in the difference between the foreign exchange spot rate and forward rate; and upon sale or substantial liquidation of our net investments—to the extent of change in the foreign exchange spot rates.
- We record in *Other comprehensive income/(loss)* the foreign exchange gains and losses related to foreign exchange-denominated debt designated as a hedge of our net investments in foreign subsidiaries and reclassify those amounts into earnings upon the sale or substantial liquidation of our net investments.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness for any period presented.

Interest Rate Risk

Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We seek to invest and loan primarily on a short-term or variable-rate basis; however, in light of current market conditions, we currently borrow primarily on a long-term, fixed-rate basis. From time to time, depending on market conditions, we will change the profile of our outstanding debt by entering into derivative financial instruments like interest rate swaps.

We entered into derivative financial instruments to hedge or offset the fixed interest rates on the hedged item, matching the amount and timing of the hedged item. As of December 31, 2012, the aggregate notional amount of interest rate derivative financial instruments is $11.6 billion. The derivative financial instruments primarily hedge U.S. dollar and euro fixed-rate debt.

All derivative contracts used to manage interest rate risk are measured at fair value and reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings, as follows:

- We recognize the gains and losses on interest rate swaps that are designated as fair value hedges in earnings upon the recognition of the change in fair value of the hedged risk. We recognize the offsetting earnings impact of fixed-rate debt attributable to the hedged risk also in earnings.

Any ineffectiveness is recognized immediately into earnings. There was no significant ineffectiveness for any period presented.

The following table provides information about the gains/(losses) incurred to hedge or offset operational foreign exchange or interest rate risk:

	Amount of Gains/(Losses) Recognized in OID[(a), (b), (c)]		Amount of Gains/(Losses) Recognized in OCL (Effective Portion)[(a), (d)]		Amount of Gains/(Losses) Reclassified from OCL into OID (Effective Portion)[(a), (d)]	
(MILLIONS OF DOLLARS)	**Dec 31, 2012**	Dec 31, 2011	**Dec 31, 2012**	Dec 31, 2011	**Dec 31, 2012**	Dec 31, 2011
Derivative Financial Instruments in Cash Flow Hedge Relationships:						
Foreign currency swaps	**$ —**	$ —	**$ 676**	$ (496)	**$ 257**	$ (243)
Derivative Financial Instruments in Net Investment Hedge Relationships:						
Foreign currency swaps	**(4)**	7	**200**	(1,059)	**—**	—
Derivative Financial Instruments Not Designated as Hedges:						
Foreign currency forward-exchange contracts	**(61)**	(260)	**—**	—	**—**	—
Foreign currency swaps	**(7)**	106	**—**	—	**—**	—
Non-Derivative Financial Instruments in Net Investment Hedge Relationships:						
Foreign currency short-term borrowings	**—**	—	**—**	940	**—**	—
Foreign currency long-term debt	**—**	—	**88**	(41)	**—**	—
All other net	**7**	15	**5**	(4)	**6**	4
	$ (65)	$ (132)	**$ 969**	$ (660)	**$ 263**	$ (239)

(a) OID = Other (income)/deductions—net, included in *Other deductions—net* in the consolidated statements of income. OCL = Other comprehensive loss, included in the consolidated statements of comprehensive income.
(b) Also includes gains and losses attributable to the hedged risk in fair value hedge relationships.
(c) There was no significant ineffectiveness for any period presented.
(d) Amounts presented represent the effective portion of the gain or loss. For derivative financial instruments in cash flow hedge relationships, the effective portion is included in *Other comprehensive loss—Unrealized holding gains/(losses) on derivative financial instruments*. For derivative financial instruments in net investment hedge relationships and for foreign currency debt designated as hedging instruments, the effective portion is included in *Other comprehensive loss—foreign currency translation adjustments.*

For information about the fair value of our derivative financial instruments, and the impact on our consolidated balance sheets, see *Note 7A. Financial Instruments: Selected Financial Assets and Liabilities* above. Certain of our derivative instruments are covered by associated credit-support agreements that have credit-risk-related contingent features designed to reduce our counterparties' exposure to our risk of defaulting on amounts owed. As of December 31, 2012, the aggregate fair value of these derivative instruments that are in a net liability position is $451 million, for which we have posted collateral of $424 million in the normal course of business. These features include the requirement to pay additional collateral in the event of a downgrade in our debt ratings. If there had been a downgrade to below an A rating by S&P or the equivalent rating by Moody's Investors Service, on December 31, 2012, we would have been required to post an additional $58 million of collateral to our counterparties. The collateral advanced receivables are reported in *Cash and cash equivalents.*

F. Credit Risk

On an ongoing basis, we review the creditworthiness of counterparties to our foreign exchange and interest rate agreements and do not expect to incur a significant loss from failure of any counterparties to perform under the agreements. There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. As of December 31, 2012, we had $2.9 billion due from a well-diversified, highly rated group (S&P ratings of mostly A+ or better) of bank counterparties around the world. See *Note 7B. Financial Instruments: Investments in Debt Securities* above for details about our investments.

In general, there is no requirement for collateral from customers. However, derivative financial instruments are executed under master netting agreements with financial institutions. These agreements contain provisions that provide for the ability for collateral payments, depending on levels of exposure, our credit rating and the credit rating of the counterparty. As of December 31, 2012, we received cash collateral of $660 million against various counterparties. The collateral primarily supports the approximate fair value of our derivative contracts. With respect to the collateral received, which is included in *Cash and cash equivalents,* the obligations are reported in *Short-term borrowings, including current portion of long-term debt.*

Note 8. Inventories

The following table provides the components of *Inventories*:

(MILLIONS OF DOLLARS)		As of December 31, 2012		2011
Finished goods	$	**2,529**	$	2,311
Work-in-process		**3,794**		3,514
Raw materials and supplies		**740**		785
Inventories	$	**7,063**	$	6,610
Noncurrent inventories (not included above)[a]	$	**761**	$	800

[a] Included in *Taxes and other noncurrent assets*. There are no recoverability issues associated with these amounts.

Note 9. Property, Plant and Equipment

The following table provides the components of *Property, plant and equipment*:

(MILLIONS OF DOLLARS)	Useful Lives (Years)		As of December 31, 2012		2011
Land	—	$	**597**	$	737
Buildings	33-50		**11,420**		12,089
Machinery and equipment	8-20		**10,795**		10,882
Furniture, fixtures and other	3-12 1/2		**3,962**		4,235
Construction in progress	—		**1,108**		1,294
			27,882		29,237
Less: Accumulated depreciation			**13,421**		13,316
Property, plant and equipment[a]		$	**14,461**	$	15,921

[a] The decrease in total property, plant and equipment is primarily due to depreciation, disposals, impairments and the impact of foreign exchange, partially offset by capital additions.

Note 10. Goodwill and Other Intangible Assets

A. Goodwill

The following table provides the components of and changes in the carrying amount of *Goodwill*:

(MILLIONS OF DOLLARS)		Primary Care		Specialty Care and Oncology		Established Products and Emerging Markets		Other Operating Segments[a]		Total
Balance, January 1, 2011	$	6,050	$	16,659	$	18,274	$	2,449	$	43,432
Additions[b]		129		300		321		55		805
Other[c]		50		138		151		(7)		332
Balance, December 31, 2011		6,229		17,097		18,746		2,497		44,569
Additions[d]		**—**		**—**		**91**		**514**		**605**
Other[c]		**(77)**		**(212)**		**(234)**		**21**		**(502)**
Balance, December 31, 2012	**$**	**6,152**	**$**	**16,885**	**$**	**18,603**	**$**	**3,032**	**$**	**44,672**

[a] Reflects amounts associated with Animal Health and Consumer Healthcare.
[b] Primarily reflects the acquisition of King (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions*).
[c] Primarily reflects the impact of foreign exchange.
[d] Related to our acquisitions of Ferrosan, Alacer and NextWave (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions)*.

As of December 31, 2012 and 2011, the gross goodwill balance was $45.2 billion and $45.1 billion, respectively. Accumulated goodwill impairment losses, generated entirely by our Animal Health operating segment in fiscal 2002, were $536 million as of December 31, 2012 and 2011.

B. Other Intangible Assets

The following table provides the components of *Identifiable intangible assets*:

(MILLIONS OF DOLLARS)	December 31, 2012 Gross Carrying Amount	December 31, 2012 Accumulated Amortization	December 31, 2012 Identifiable Intangible Assets, less Accumulated Amortization	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization	December 31, 2011 Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets						
Developed technology rights	**$ 73,112**	**$ (37,069)**	**$ 36,043**	$ 72,678	$ (31,922)	$ 40,756
Brands	**1,873**	**(781)**	**1,092**	1,678	(687)	991
License agreements and other	**1,085**	**(793)**	**292**	1,048	(577)	471
	76,070	**(38,643)**	**37,427**	75,404	(33,186)	42,218
Indefinite-lived intangible assets						
Brands	**7,828**	**—**	**7,828**	7,694	—	7,694
In-process research and development	**688**	**—**	**688**	1,200	—	1,200
Trademarks/Tradenames	**70**	**—**	**70**	72	—	72
	8,586	**—**	**8,586**	8,966	—	8,966
Identifiable intangible assets[(a)]	**$ 84,656**	**$ (38,643)**	**$ 46,013**	$ 84,370	$ (33,186)	$ 51,184

[(a)] The decrease is primarily related to amortization, as well as impairment charges (see *Note 4. Other Deductions—Net*), partially offset by the assets acquired as part of the acquisitions of NextWave, Ferrosan and Alacer (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions*).

As of December 31, 2012, our identifiable intangible assets are associated with the following, as a percentage of total identifiable intangible assets, less accumulated amortization:

- Developed Technology Rights: Specialty Care (66%); Established Products (19%); Primary Care (13%); Animal Health (1%); and Oncology (1%);
- Brands, finite-lived: Consumer Healthcare (64%); Established Products (24%); and Animal Health (12%);
- Brands, indefinite-lived: Consumer Healthcare (66%); and Established Products (34%); and
- IPR&D: Worldwide Research and Development (55%); Established Products (20%); Primary Care (12%); Specialty Care (10%); and Animal Health (3%).

There are no percentages for our Emerging Markets business unit as it is a geographic-area unit, not a product-based unit. The carrying value of the assets associated with our Emerging Markets business unit is included within the assets associated with the other four biopharmaceutical business units.

For information about intangible asset impairments, see *Note 4. Other Deductions—Net.*

Developed Technology Rights

Developed technology rights represent the amortized cost associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, primarily representing the commercialized products included in our five biopharmaceutical business units. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of developed technology rights are the following (in order of significance): Prevnar 13/Prevenar 13 Infant and Enbrel and, to a lesser extent, Premarin, Prevnar 13/Prevenar 13 Adult, Effexor, Pristiq, Tygacil, BMP-2, Refacto AF and Benefix. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain biopharmaceutical products.

Brands

Brands represent the amortized or unamortized cost associated with tradenames and know-how, as the products themselves do not receive patent protection. Most of these assets are associated with our Consumer Healthcare business unit. Virtually all of these assets were acquired in connection with our Wyeth acquisition in 2009 and our Pharmacia acquisition in 2003. The more significant components of indefinite-lived brands are the following (in order of significance): Advil, Xanax, Centrum and Medrol. The more significant components of finite-lived brands are the following (in order of significance): Depo-Provera, Advil Cold and Sinus and Idoform and Bifiform.

In-Process Research and Development

IPR&D assets represent research and development assets that have not yet received regulatory approval in a major market. The more significant components of IPR&D are a treatment for skin fibrosis and programs for the treatment of staph aureus infections and epilepsy, as well as a vaccine for the prevention of meningitidis serogroup B in adolescents and young adults.

IPR&D assets are required to be classified as indefinite-lived assets until the successful completion or the abandonment of the associated research and development effort. Accordingly, during the development period after the date of acquisition, these assets will not be amortized until approval is obtained in a major market, typically either the U.S. or the EU, or in a series of other countries, subject to certain specified conditions and management judgment. At that time, we will determine the useful life of the asset, reclassify the asset out of in-process research and development and begin amortization. If the associated research and development effort is abandoned, the related IPR&D assets will likely be written-off, and we will record an impairment charge.

Among the IPR&D assets reclassified to Developed Technology rights as a result of being approved in a major market were the following: in 2012, two IPR&D assets with a combined book value of approximately $160 million and, in late 2011, Prevenar 13 for adults age 50 years and older and Vyndaqel (tafamidis meglumine), with a combined book value of approximately $2.3 billion.

For information about impairments of IPR&D assets, see *Note 4. Other Deductions—Net.*

For IPR&D assets, the risk of failure is significant and there can be no certainty that these assets ultimately will yield a successful product. The nature of the biopharmaceutical business is high-risk and, as such, we expect that many of these IPR&D assets will become impaired and be written off at some time in the future.

Amortization

The weighted-average life of both our total finite-lived intangible assets and the largest component, Developed technology rights, is approximately 11 years. Total amortization expense for finite-lived intangible assets was $5.4 billion in 2012, $5.8 billion in 2011 and $5.5 billion in 2010.

The following table provides the annual amortization expense expected for the years 2013 through 2017:

(MILLIONS OF DOLLARS)	2013	2014	2015	2016	2017
Amortization expense	$ 4,804	$ 4,145	$ 3,735	$ 3,488	$ 3,373

Note 11. Pension and Postretirement Benefit Plans and Defined Contribution Plans

The majority of our employees worldwide are covered by defined benefit pension plans, defined contribution plans or both. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code, and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees with restrictions on discriminating in favor of highly compensated employees with regard to coverage, benefits and contributions. A supplemental (non-qualified) plan provides additional benefits to certain employees. In addition, we provide medical and life insurance benefits to certain retirees and their eligible dependents through our postretirement plans.

Beginning on January 1, 2011, for employees hired in the U.S. and Puerto Rico after December 31, 2010, we no longer offer a defined benefit plan and, instead, offer an enhanced benefit under our defined eligible contribution plan. In addition to the standard matching contribution by the Company, the enhanced benefit provides an automatic Company contribution for such eligible employees based on age and years of service.

On May 8, 2012, we announced to employees that as of January 1, 2018, Pfizer will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. As a result of this decision to freeze the U.S. and Puerto Rico defined benefit plans, a curtailment was triggered and we performed a re-measurement of the pension obligations and plan assets in the second quarter of 2012, which had an immaterial impact to the funded status of the plans. For the year ended December 31, 2012, we recorded, among other impacts, a curtailment gain of approximately $59 million in the consolidated statement of income.

A. Components of Net Periodic Benefit Costs and Changes in Other Comprehensive Loss

The following table provides the annual cost and changes in *Other comprehensive loss* for our benefit plans:

	Year Ended December 31,											
	Pension Plans											
	U.S. Qualified[a]			U.S. Supplemental (Non-Qualified)[b]			International[c]			Postretirement Plans[d]		
(MILLIONS OF DOLLARS)	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Service cost[e]	**$ 357**	$ 351	347	**$ 35**	$ 36	28	**$ 215**	$ 243	224	**$ 68**	$ 68	79
Interest cost[e]	**697**	734	740	**62**	72	77	**406**	443	418	**182**	195	211
Expected return on plan assets[e]	**(983)**	(871)	(782)	**—**	—	—	**(424)**	(437)	(425)	**(46)**	(35)	(31)
Amortization of:												
Actuarial losses[e]	**306**	145	151	**41**	36	29	**93**	86	67	**33**	17	15
Prior service credits	**(10)**	(8)	2	**(3)**	(3)	(2)	**(7)**	(5)	(4)	**(49)**	(53)	(38)
Curtailments and settlements—net	**83**	95	(52)	**24**	23	1	**(9)**	—	(3)	**(65)**	(68)	(23)
Special termination benefits	**8**	23	73	**30**	26	180	**5**	5	6	**6**	3	19
Net periodic benefit costs	**458**	469	479	**189**	190	313	**279**	335	283	**129**	127	232
Changes in *Other comprehensive loss*[f]	**461**	1,879	260	**110**	36	117	**759**	(365)	152	**267**	421	(183)
Total amount recognized in comprehensive income	**$ 919**	$ 2,348	$ 739	**$ 299**	$ 226	$ 430	**$1,038**	$ (30)	$ 435	**$ 396**	$ 548	$ 49

[a] 2012 v. 2011—The decrease in net periodic benefit cost for our U.S. qualified plans was primarily driven by (i) higher expected return on plan assets (resulting from contributions made to the plan in 2011 that increased the plan asset base), (ii) lower interest costs, (iii) a decrease in special termination benefits, and (iv) lower curtailments and settlements—net due to the curtailment gain resulting from the decision to freeze the defined benefit plans in the U.S. and Puerto Rico largely offset by an increase in the amounts amortized for actuarial losses (resulting from a decrease in the discount rate and lower than expected actual returns in 2011). 2011 v. 2010—The decrease in the U.S. qualified pension plans' net periodic benefit costs was largely driven by lower special termination benefits costs and higher expected returns due to contributions made to the plans, partially offset by lower curtailment gains and an increase in settlement costs associated with on-going restructuring efforts.

[b] 2012 v. 2011—The net periodic benefit cost for our U.S. supplemental (non-qualified) pension plans was largely unchanged as the curtailment gain resulting from the decision to freeze the defined benefit plans in the U.S. and Puerto Rico was more than offset by higher settlement activity. 2011 v. 2010—The decrease in the U.S. supplemental (non-qualified) plans' net periodic benefit costs was primarily driven by lower special termination benefits costs associated with Wyeth-related restructuring initiatives.

[c] 2012 v. 2011—The decrease in net periodic benefit costs for our international pension plans was primarily driven by changes impacting our U.K. plans in 2011 (see (e) below) as well as higher curtailment gains resulting from ongoing restructuring initiatives. 2011 v. 2010—The increase in the international plans' net periodic benefit costs as compared to the prior year was primarily driven by changes in assumptions, including the decrease in discount rates across most plans.

[d] 2012 v. 2011—The net periodic benefit cost for our postretirement plans was largely unchanged, as an increase in amounts amortized for actuarial plan losses was partially offset by higher expected return on plan assets. 2011 v. 2010—The decrease in the postretirement plans' net periodic benefit costs was due to the harmonization of the Wyeth postretirement medical program initiated in mid-2010.

[e] The decrease in service cost in 2012 for our international plans is largely driven by restructuring activities in the U.K. and Ireland. The decrease in interest cost in 2012 and 2011 reflect lower interest rates during the periods. The increase in the expected return on plan assets in 2012 for our U.S. qualified plans is due to a higher plan asset base. The higher amortization of actuarial losses is due larger accumulated actuarial losses resulting from lower interest rates.

[f] For details, see our Consolidated Statements of Comprehensive Income and *Note 6. Accumulated Other Comprehensive Loss, Excluding Noncontrolling Interests.*

The following table provides the amounts in *Accumulated other comprehensive loss* expected to be amortized into 2013 net periodic benefit costs:

	Pension Plans			
(MILLIONS OF DOLLARS)	U.S. Qualified	U.S. Supplemental (Non-Qualified)	International	Postretirement Plans
Actuarial losses	$ (360)	$ (54)	$ (149)	$ (46)
Prior service credits and other	7	2	8	45
Total	$ (353)	$ (52)	$ (141)	$ (1)

B. Actuarial Assumptions

The following table provides the weighted-average actuarial assumptions of our benefit plans:

(PERCENTAGES)	2012	2011	2010
Weighted-average assumptions used to determine benefit obligations			
Discount rate:			
U.S. qualified pension plans	**4.3%**	5.1%	5.9%
U.S. non-qualified pension plans	**3.9%**	5.0%	5.8%
International pension plans	**3.8%**	4.7%	4.8%
Postretirement plans	**4.1%**	4.8%	5.6%
Rate of compensation increase:			
U.S. qualified pension plans	**2.7%**	3.5%	4.0%
U.S. non-qualified pension plans	**2.8%**	3.5%	4.0%
International pension plans	**3.1%**	3.3%	3.5%
Weighted-average assumptions used to determine net periodic benefit cost			
Discount rate:			
U.S. qualified pension plans	**5.1%**	5.9%	6.3%
U.S. non-qualified pension plans	**5.0%**	5.8%	6.2%
International pension plans	**4.7%**	4.8%	5.1%
Postretirement plans	**4.8%**	5.6%	6.0%
Expected return on plan assets:			
U.S. qualified pension plans	**8.5%**	8.5%	8.5%
International pension plans	**5.9%**	6.0%	6.4%
Postretirement plans	**8.5%**	8.5%	8.5%
Rate of compensation increase:			
U.S. qualified pension plans	**3.5%**	4.0%	4.0%
U.S. non-qualified pension plans	**3.5%**	4.0%	4.0%
International pension plans	**3.3%**	3.5%	3.6%

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year, while the assumptions used to determine benefit obligations are established at each year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The expected rates of return on plan assets for our U.S. qualified, international and postretirement plans represent our long-term assessment of return expectations, which we may change based on shifts in economic and financial market conditions. The 2012 expected rates of return for these plans reflect our long-term outlook for a globally diversified portfolio, which is influenced by a combination of return expectations for individual asset classes, actual historical experience and our diversified investment strategy. The historical returns are one of the inputs used to provide context for the development of our expectations for future returns. Using this information, we develop ranges of returns for each asset class and a weighted-average expected return for our targeted portfolio, which includes the impact of portfolio diversification and active portfolio management.

The following table provides the healthcare cost trend rate assumptions for our U.S. postretirement benefit plans:

	2012	2011
Healthcare cost trend rate assumed for next year	**7.5%**	7.8%
Rate to which the cost trend rate is assumed to decline	**4.5%**	4.5%
Year that the rate reaches the ultimate trend rate	**2027**	2027

The following table provides the effects as of December 31, 2012 of a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

(MILLIONS OF DOLLARS)	Increase	Decrease
Effect on total service and interest cost components	$ 17	$ (16)
Effect on postretirement benefit obligation	333	(293)

Actuarial and other assumptions for pension and postretirement plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions*.

C .Obligations and Funded Status

The following table provides an analysis of the changes in our benefit obligations, plan assets and funded status of our benefit plans:

	Year Ended December 31,							
	Pension Plans							
	U.S. Qualified[a]		U.S. Supplemental (Non-Qualified)[b]		International[c]		Postretirement Plans[d]	
(MILLIONS OF DOLLARS)	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Change in benefit obligation [e]								
Benefit obligation, beginning	**$ 14,835**	$ 13,035	**$ 1,431**	$ 1,401	**$ 8,891**	$ 8,965	**$ 3,900**	$ 3,582
Service cost	**357**	351	**35**	36	**215**	243	**68**	68
Interest cost	**697**	734	**62**	72	**406**	443	**182**	195
Employee contributions	**—**	—	**—**	—	**9**	12	**58**	45
Plan amendments	**—**	(73)	**—**	(9)	**(1)**	4	**(24)**	(28)
Changes in actuarial assumptions and other	**1,926**	1,808	**252**	111	**1,232**	(516)	**259**	300
Foreign exchange impact	**—**	—	**—**	—	**(80)**	304	**1**	—
Acquisitions	**(1)**	56	**1**	—	**71**	3	**—**	14
Curtailments	**(605)**	(97)	**(80)**	(10)	**(101)**	(121)	**(11)**	17
Settlements	**(485)**	(476)	**(121)**	(128)	**(33)**	(56)	**—**	—
Special termination benefits	**8**	23	**30**	26	**5**	5	**6**	3
Benefits paid	**(464)**	(526)	**(61)**	(68)	**(387)**	(395)	**(274)**	(296)
Benefit obligation, ending[e]	**16,268**	14,835	**1,549**	1,431	**10,227**	8,891	**4,165**	3,900
Change in plan assets								
Fair value of plan assets, beginning	**12,005**	10,596	**—**	—	**6,953**	6,542	**422**	414
Actual gain on plan assets	**1,464**	398	**—**	—	**668**	176	**85**	9
Company contributions	**20**	1,969	**182**	196	**383**	475	**353**	250
Employee contributions	**—**	—	**—**	—	**9**	12	**58**	45
Foreign exchange impact	**—**	—	**—**	—	**(35)**	197	**—**	—
Acquisitions	**—**	44	**—**	—	**31**	2	**—**	—
Settlements	**(485)**	(476)	**(121)**	(128)	**(33)**	(56)	**—**	—
Benefits paid	**(464)**	(526)	**(61)**	(68)	**(387)**	(395)	**(274)**	(296)
Fair value of plan assets, ending	**12,540**	12,005	**—**	—	**7,589**	6,953	**644**	422
Funded status—Plan assets less than benefit obligation	**$ (3,728)**	$ (2,830)	**$ (1,549)**	$ (1,431)	**$ (2,638)**	$ (1,938)	**$ (3,521)**	$ (3,478)

[a] The unfavorable change in the funded status of our U.S. qualified plans is primarily due to the decrease in the discount rate, partially offset by the curtailment resulting from the decision to freeze the defined benefit plans in the U.S. and Puerto Rico, and an increase in the actual gain on plan assets.

[b] Our U.S. supplemental (non-qualified) plans are generally not funded and these obligations, which are substantially greater than the annual cash outlay for these liabilities, will be paid from cash generated from operations.

[c] The unfavorable change in the funded status of our international plans is primarily due to changes in actuarial assumptions, partially offset by an increase in the actual gain on plan assets. Outside the U.S., in general, we fund our defined benefit plans to the extent that tax or other incentives exist.

[d] The funded status of our postretirement plans is largely unchanged as changes in actuarial assumptions were offset by the actual return on plan assets and increased contributions.

[e] For the U.S. and international pension plans, the benefit obligation is the projected benefit obligation. For the postretirement plans, the benefit obligation is the accumulated postretirement benefit obligation (ABO). The ABO for all of our U.S. qualified pension plans was $15.9 billion in 2012 and $13.8 billion in 2011. The ABO for our U.S. supplemental (non-qualified) pension plans was $1.5 billion in 2012 and $1.2 billion 2011. The ABO for our international pension plans was $9.4 billion in 2012 and $8.3 billion in 2011.

The following table provides information as to how the funded status is recognized in our consolidated balance sheets:

(MILLIONS OF DOLLARS)	Pension Plans — U.S. Qualified 2012	U.S. Qualified 2011	U.S. Supplemental (Non-Qualified) 2012	U.S. Supplemental (Non-Qualified) 2011	International 2012	International 2011	Postretirement Plans 2012	Postretirement Plans 2011
Noncurrent assets[a]	**$ —**	$ —	**$ —**	$ —	**$ 124**	$ 327	**$ —**	$ —
Current liabilities[b]	**—**	—	**(162)**	(130)	**(47)**	(41)	**(28)**	(134)
Noncurrent liabilities[c]	**(3,728)**	(2,830)	**(1,387)**	(1,301)	**(2,715)**	(2,224)	**(3,493)**	(3,344)
Funded status	**$ (3,728)**	$ (2,830)	**$ (1,549)**	$ (1,431)	**$ (2,638)**	$ (1,938)	**$ (3,521)**	$ (3,478)

As of December 31.

[a] Included primarily in *Taxes and other noncurrent assets.*
[b] Included in *Accrued compensation and related items.*
[c] Included in *Pension benefit obligations* and *Postretirement benefit obligations*, as appropriate.

The following table provides the pre-tax components of amounts recognized in *Accumulated other comprehensive loss*:

(MILLIONS OF DOLLARS)	Pension Plans — U.S. Qualified 2012	U.S. Qualified 2011	U.S. Supplemental (Non-Qualified) 2012	U.S. Supplemental (Non-Qualified) 2011	International 2012	International 2011	Postretirement Plans 2012	Postretirement Plans 2011
Actuarial losses[a]	**$ (5,027)**	$ (4,638)	**$ (664)**	$ (566)	**$ (2,780)**	$ (2,020)	**$ (932)**	$ (759)
Prior service (costs)/credits and other	**51**	123	**14**	26	**(20)**	(21)	**374**	468
Total	**$ (4,976)**	$ (4,515)	**$ (650)**	$ (540)	**$ (2,800)**	$ (2,041)	**$ (558)**	$ (291)

As of December 31.

[a] The actuarial losses primarily represent the impact of changes in discount rates and other assumptions that result in cumulative changes in our projected benefit obligations as well as the cumulative difference between the expected return and actual return on plan assets. These actuarial losses are recognized in *Accumulated other comprehensive loss* and are amortized into net periodic benefit costs over an average period of 9.8 years for our U.S. qualified plans, an average period of 9.9 years for our U.S. supplemental (non-qualified) plans, an average period of 14.5 years for our international plans and an average period of 11.0 years for our postretirement plans.

The following table provides information related to the funded status of selected benefit plans:

(MILLIONS OF DOLLARS)	Pension Plans — U.S. Qualified 2012	U.S. Qualified 2011	U.S. Supplemental (Non-Qualified) 2012	U.S. Supplemental (Non-Qualified) 2011	International 2012	International 2011
Pension plans with an accumulated benefit obligation in excess of plan assets:						
Fair value of plan assets	**$ 12,540**	$ 12,005	**$ —**	$ —	**$ 2,776**	$ 2,529
Accumulated benefit obligation	**15,870**	13,799	**1,465**	1,225	**5,056**	4,446
Pension plans with a projected benefit obligation in excess of plan assets:						
Fair value of plan assets	**12,540**	12,005	**—**	—	**6,432**	2,686
Projected benefit obligation	**16,268**	14,835	**1,549**	1,431	**9,193**	4,951

As of December 31.

All of our U.S. plans and substantially all of our international plans were underfunded as of December 31, 2012.

D. Plan Assets

The following table provides the components of plan assets:

(MILLIONS OF DOLLARS)	As of December 31, 2012	Fair Value[(a)] Level 1	Fair Value[(a)] Level 2	Fair Value[(a)] Level 3	As of December 31, 2011	Fair Value[(a)] Level 1	Fair Value[(a)] Level 2	Fair Value[(a)] Level 3
U.S. qualified pension plans								
Cash and cash equivalents	$ 368	$ —	$ 368	$ —	$ 2,111	$ —	$ 2,111	$ —
Equity securities:								
Global equity securities	3,536	3,519	17	—	2,522	2,509	12	1
Equity commingled funds	2,215	—	2,215	—	1,794	—	1,794	—
Debt securities:								
Fixed income commingled funds	943	—	943	—	870	—	870	—
Government bonds	1,093	—	1,093	—	808	—	805	3
Corporate debt securities	2,414	—	2,411	3	1,971	—	1,966	5
Other investments:								
Private equity funds	866	—	—	866	920	—	—	920
Insurance contracts	348	—	348	—	353	—	353	—
Other	757	—	—	757	656	—	—	656
Total	12,540	3,519	7,395	1,626	12,005	2,509	7,911	1,585
International pension plans								
Cash and cash equivalents	299	—	299	—	299	—	299	—
Equity securities:								
Global equity securities	1,723	1,638	85	—	1,513	1,432	81	—
Equity commingled funds	2,194	—	2,194	—	1,966	—	1,966	—
Debt securities:								
Fixed income commingled funds	825	—	825	—	785	—	785	—
Government bonds	914	—	914	—	956	—	956	—
Corporate debt securities	613	—	613	—	536	—	536	—
Other investments:								
Private equity funds	110	—	14	96	55	—	4	51
Insurance contracts	465	—	117	348	433	—	67	366
Other	446	—	57	389	410	—	62	348
Total	7,589	1,638	5,118	833	6,953	1,432	4,756	765
U.S. postretirement plans[(b)]								
Cash and cash equivalents	28	—	28	—	19	—	19	—
Equity securities:								
Global equity securities	79	79	—	—	24	24	—	—
Equity commingled funds	50	—	50	—	17	—	17	—
Debt securities:								
Fixed income commingled funds	20	—	20	—	8	—	8	—
Government bonds	25	—	25	—	8	—	8	—
Corporate debt securities	55	—	55	—	19	—	19	—
Other investments:								
Insurance contracts	350	—	350	—	312	—	312	—
Other	37	—	37	—	15	—	15	—
Total	$ 644	$ 79	$ 565	$ —	$ 422	$ 24	$ 398	$ —

[(a)] Fair values are determined based on valuation inputs categorized as Level 1, 2 or 3 (see *Note 1E. Basis of Presentation and Significant Accounting Policies: Fair Value*).

(b) Reflects postretirement plan assets, which support a portion of our U.S. retiree medical plans.

The following table provides an analysis of the changes in our more significant investments valued using significant unobservable inputs:

	Year Ended December 31,							
	U.S. Qualified Pension Plans				International Pension Plans			
	Private Equity Funds		Other		Insurance Contracts		Other	
(MILLIONS OF DOLLARS)	**2012**	2011	**2012**	2011	**2012**	2011	**2012**	2011
Fair value, beginning	**$ 920**	$ 899	**$ 656**	$ 465	**$ 366**	$ 366	**$ 348**	$ 214
Actual return on plan assets:								
Assets held, ending	**4**	(246)	**61**	24	**8**	8	**(14)**	(4)
Assets sold during the period	**—**	55	**—**	(6)	**—**	—	**5**	—
Purchases, sales and settlements, net	**(58)**	212	**40**	173	**(5)**	(12)	**50**	120
Transfer into/(out of) Level 3	**—**	—	**—**	—	**(5)**	(15)	**—**	12
Exchange rate changes	**—**	—	**—**	—	**(16)**	19	**—**	6
Fair value, ending	**$ 866**	$ 920	**$ 757**	$ 656	**$ 348**	$ 366	**$ 389**	$ 348

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of our general accounting policies associated with developing fair value estimates, see *Note 1E. Basis of Presentation and Significant Accounting Policies: Fair Value.* For a description of the risks associated with estimates and assumptions, see *Note 1C. Basis of Presentation and Significant Accounting Policies: Estimates and Assumptions.*

Specifically, the following methods and assumptions were used to estimate the fair value of our pension and postretirement plans' assets:

- Cash and cash equivalents, Equity commingled funds, Fixed-income commingled funds—observable prices.
- Global equity securities—quoted market prices.
- Government bonds, Corporate debt securities—observable market prices.
- Other investments—principally unobservable inputs that are significant to the estimation of fair value. These unobservable inputs could include, for example, the investment managers' assumptions about earnings multiples and future cash flows.

We periodically review the methodologies, inputs and outputs of third-party pricing services for reasonableness.

The following table provides the long-term target asset allocations ranges and the percentage of the fair value of plan assets for benefit plans:

	As of December 31,		
	Target Allocation Percentage	Percentage of Plan Assets	
(PERCENTAGES)	**2012**	**2012**	2011
U.S. qualified pension plans			
Cash and cash equivalents	**0-5**	**2.9%**	17.6%
Equity securities	**25-50**	**45.9%**	36.0%
Debt securities	**30-55**	**35.5%**	30.4%
Real estate and other investments	**10-15**	**15.7%**	16.0%
Total	**100%**	**100%**	100%
International pension plans			
Cash and cash equivalents	**0-5**	**3.9%**	4.4%
Equity securities	**25-50**	**51.6%**	50.0%
Debt securities	**30-55**	**31.0%**	32.7%
Real estate and other investments	**10-15**	**13.5%**	12.9%
Total	**100%**	**100%**	100.0%
U.S. postretirement plans			
Cash and cash equivalents	**0-5**	**4.4%**	4.6%
Equity securities	**10-35**	**20.1%**	9.7%
Debt securities	**5-30**	**15.5%**	8.1%
Real estate, insurance contracts and other investments	**55-70**	**60.0%**	77.6%
Total	**100%**	**100%**	100%

We utilize long-term asset allocation ranges in the management of our plans' invested assets. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations.

Our long-term asset allocation ranges reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans' long-term benefit obligations. These ranges are supported by analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets, as well as a forecast of potential future asset and liability balances.

The plans' assets are managed with the objectives of minimizing pension expense and cash contributions over the long term. Asset liability studies are performed periodically in order to support asset allocations.

The investment managers of each separately managed account are permitted to use derivative securities as described in their investment management agreements.

Investment performance is reviewed on a monthly basis in total, as well as by asset class and individual manager, relative to one or more benchmarks. Investment performance and detailed statistical analysis of both investment performance and portfolio holdings are conducted, a large portion of which is presented to senior management on a quarterly basis. Periodic formal meetings are held with each investment manager to review the investments.

E. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following table provides the expected future cash flow information related to our benefit plans:

	Pension Plans			
(MILLIONS OF DOLLARS)	U.S.Qualified	U.S. Supplemental (Non-Qualified)	International	Postretirement Plans
Expected employer contributions:				
2013	$ —	$ 162	$ 343	$ 257
Expected benefit payments:				
2013	$ 1,115	$ 162	$ 444	$ 295
2014	782	137	400	306
2015	796	116	417	313
2016	812	111	430	321
2017	856	114	442	329
2018–2022	4,595	561	2,396	1,748

The table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

F. Defined Contribution Plans

We have savings and investment plans in several countries, including the U.S., U.K., Japan, Spain and the Netherlands. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, largely in company stock or company stock units, a portion of the employee contributions. In the U.S., the matching contributions in company stock are sourced through open market purchases. Employees are permitted to subsequently diversify all or any portion of their company matching contribution. The contribution match for certain legacy Pharmacia U.S. participants is held in an employee stock ownership plan. We recorded charges related to our plans of $297 million in 2012, $288 million in 2011 and $259 million in 2010.

Note 12. Equity

A. Common Stock

We purchase our common stock through privately negotiated transactions or in open market purchases as circumstances and prices warrant. Purchased shares under each of the share-purchase plans, which are authorized by our Board of Directors, are available for general corporate purposes. On December 12, 2011, we announced that the Board of Directors had authorized a $10 billion share-purchase plan (the December 2011 Stock Purchase Plan). On November 1, 2012, we announced that the Board of Directors had authorized an additional $10 billion share-purchase plan, which became effective on November 30, 2012.

In 2012, we purchased approximately 349 million shares of our common stock for approximately $8.2 billion. In 2011, we purchased approximately 459 million shares of our common stock for approximately $9.0 billion. In 2010, we purchased approximately 61 million shares of our common stock for approximately $1 billion. After giving effect to share purchases through year-end 2012, our remaining share-purchase authorization is approximately $11.8 billion at December 31, 2012.

B. Preferred Stock

The Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan (Preferred ESOP) Trust and provides dividends at the rate of 6.25%, which are accumulated and paid quarterly. The per-share stated value is $40,300 and the preferred stock ranks senior to our common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 2,574.87 shares of our common stock with equal voting rights. The conversion option is indexed to our common stock and requires share settlement, and, therefore, is reported at the fair value at the date of issuance. We may redeem the preferred stock at any time or upon termination of the Preferred ESOP, at our option, in cash, in shares of common stock, or a combination of both at a price of $40,300 per share.

C. Employee Stock Ownership Plans

We have two employee stock ownership plans (collectively, the ESOPs), the Preferred ESOP and another that holds common stock of the Company (Common ESOP).

Allocated shares held by the Common ESOP are considered outstanding for the earnings per share (EPS) calculations and the eventual conversion of allocated preferred shares held by the Preferred ESOP is assumed in the diluted EPS calculation. As of December 31, 2012, the Preferred ESOP held preferred shares with a stated value of approximately $39 million, convertible into approximately 2 million shares of our common stock. As of December 31, 2012, the Common ESOP held approximately 3 million shares of our common stock. As of December 31, 2012, all preferred and common shares held by the ESOPs have been allocated to the Pharmacia U.S. and certain Puerto Rico savings plan participants.

D. Employee Benefit Trust

The Pfizer Inc. Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holdings of Pfizer Inc. stock. Our consolidated balance sheets reflect the fair value of the shares owned by the EBT as a reduction of *Equity.* Beginning in May 2009, the Company began using the shares held in the EBT to help fund the Company's matching contribution in the Pfizer Savings Plan.

Note 13. Share-Based Payments

Our compensation programs can include share-based payments, in the form of stock options, Restricted Stock Units (RSUs), Portfolio Performance Shares (PPSs), Performance Share Awards (PSAs) and Total Shareholder Return Units (TSRUs).

The Company's shareholders approved the amendment and restatement of the 2004 Stock Plan at the Annual Meeting of Shareholders held on April 23, 2009. The primary purpose of the amendment was to increase the number of shares of common stock available for grants by 425 million shares. In addition, the amendment provided other changes, including that the number of stock options, Stock Appreciation Rights (SARs) (known as TSRUs) or other performance-based awards that may be granted to any one individual during any 36-month period is limited to 8 million shares, and that RSUs, PPSs, PSAs and restricted stock grants count as 2 shares, while stock options and TSRUs count as 1 share, toward the maximums for the incremental 425 million shares. As of December 31, 2012, 236 million shares were available for award. The 2004 Stock Plan, as amended, is the only Pfizer plan under which equity-based compensation may currently be awarded to executives and other employees.

Although not required to do so, we have used authorized and unissued shares and, to a lesser extent, shares held in our Employee Benefit Trust and treasury stock to satisfy our obligations under these programs.

A. Impact on Net Income

The following table provides the components of share-based compensation expense and the associated tax benefit:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Restricted stock units	**$ 235**	$ 228	$ 211
Stock options	**157**	166	150
Total shareholder return units	**35**	17	28
Performance share awards	**35**	3	14
Portfolio performance shares	**14**	—	—
Directors' compensation and other	**5**	5	2
Share-based payment expense	**481**	419	405
Tax benefit for share-based compensation expense	**(149)**	(139)	(129)
Share-based payment expense, net of tax	**$ 332**	$ 280	$ 276

Amounts capitalized as part of inventory cost and the impact of modifications under our cost-reduction and productivity initiatives to share-based awards were not significant for any period presented. Generally, the modifications resulted in an acceleration of vesting, either in accordance with plan terms or at management's discretion.

B. Restricted Stock Units (RSUs)

RSUs are awarded to select employees and, when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs. For RSUs granted during the periods presented, in virtually all instances, the units vest after three years of continuous service from the grant date.

We measure the value of RSU grants as of the grant date using the closing price of Pfizer common stock. The values determined through this fair value methodology generally are amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and *Research and development expenses*, as appropriate.

The following table summarizes all RSU activity during 2012:

	Shares (Thousands)	Weighted-Average Grant Date Fair Value Per Share
Nonvested, December 31, 2011	41,940	$ 17.08
Granted	**13,232**	**21.05**
Vested	**(15,464)**	**15.09**
Reinvested dividend equivalents	**1,585**	**22.95**
Forfeited	**(3,433)**	**19.17**
Nonvested, December 31, 2012	**37,860**	**$ 19.34**

The following table provides data related to all RSU activity:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Total fair value of shares vested	**$ 348**	$ 256	$ 222
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	**$ 258**	$ 264	$ 230
Weighted-average period over which RSU cost is expected to be recognized (years)	**1.2**	1.3	1.4

C. Stock Options

Stock options are awarded to select employees and, when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the closing market price of Pfizer common stock on the date of grant.

All eligible employees may receive stock option grants. No stock options were awarded to senior and other key management in any period presented; however, stock options were awarded to certain other employees. In virtually all instances, stock options granted since 2005 vest after three years of continuous service from the grant date and have a contractual term of 10 years. In most cases, stock options must be held for at least 1 year from the grant date before any vesting may occur. In the event of a sale or restructuring, options held by employees are immediately vested and are exercisable for a period from three months to their remaining term, depending on various conditions.

We measure the value of stock option grants as of the grant date using, for virtually all grants, the Black-Scholes-Merton option-pricing model. The values determined through this fair value methodology generally are amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and *Research and development expenses*, as appropriate.

The following table provides the weighted-average assumptions used in the valuation of stock options:

	Year Ended December 31,		
	2012	2011	2010
Expected dividend yield[(a)]	**4.10%**	4.14%	4.00%
Risk-free interest rate[(b)]	**1.28%**	2.59%	2.87%
Expected stock price volatility[(c)]	**23.78%**	25.55%	26.85%
Expected term[(d)] (years)	**6.50**	6.25	6.25

(a) Determined using a constant dividend yield during the expected term of the option.
(b) Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
(c) Determined using implied volatility, after consideration of historical volatility.
(d) Determined using historical exercise and post-vesting termination patterns.

The following table summarizes all stock option activity during 2012:

	Shares (Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[(a)] (Millions)
Outstanding, December 31, 2011	429,553	$ 25.31		
Granted	**57,919**	**21.04**		
Exercised	**(37,160)**	**15.98**		
Forfeited	**(6,881)**	**19.12**		
Canceled	**(60,476)**	**35.96**		
Outstanding, December 31, 2012	**382,955**	**$ 24.00**	**5.0**	**$ 1,230**
Vested and expected to vest[(b)], December 31, 2012	**375,102**	**24.10**	**4.9**	**$ 1,183**
Exercisable, December 31, 2012	**225,829**	**$ 27.32**	**2.8**	**$ 308**

(a) Market price of underlying Pfizer common stock less exercise price.
(b) The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table summarizes data related to all stock option activity:

(MILLIONS OF DOLLARS, EXCEPT PER STOCK OPTION AMOUNTS)	Year Ended/As of December 31, 2012	2011	2010
Weighted-average grant date fair value per stock option	**$ 2.79**	$ 3.15	$ 3.25
Aggregate intrinsic value on exercise	**$ 263**	$ 32	$ 5
Cash received upon exercise	**$ 568**	$ 153	$ 16
Tax benefits realized related to exercise	**$ 81**	$ 10	$ 1
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	**$ 148**	$ 177	$ 178
Weighted-average period over which stock option compensation cost is expected to be recognized (years)	**1.2**	1.3	1.3

D. Total Shareholder Return Units (TSRUs)

TSRUs are awarded to senior and other key management. The contractual terms for TSRUs were for 5 years for certain awards and for 7 years for the balance of the awards in 2012 and 2011, and for 5 years for all awards in 2010. The target number of shares is determined by reference to the fair value of share-based awards to similar employees in the industry peer group.

We measure the value of TSRU grants as of the grant date using a Monte Carlo simulation model. The values determined through this fair value methodology generally are amortized on a straight-line basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses*, and *Research and development expenses*, as appropriate.

The weighted-average assumptions used in the valuation of TSRUs follow:

	Year Ended December 31, 2012	2011	2010
Expected dividend yield[(a)]	**4.10%**	4.15%	3.99%
Risk-free interest rate[(b)]	**1.15%**	2.51%	2.34%
Expected stock price volatility[(c)]	**23.80%**	25.55%	26.76%
Contractual term (years)	**5.97**	5.95	5.00

(a) Determined using a constant dividend yield during the expected term of the TSRU.
(b) Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
(c) Determined using implied volatility, after consideration of historical volatility.

E. Performance Share Awards (PSAs)

PSAs are awarded to senior and other key management. PSAs vest after three years of continuous service from the grant date. The number of shares paid, if any, including shares resulting from dividend equivalents, depends upon the achievement of predetermined goals related to Pfizer's total share return as compared to an industry peer group, for the three-year performance period from the year of the grant date. The target number of shares is determined by reference to the value of share-based awards to similar employees in the industry peer group.

We measure the value of PSA grants as of the grant date using the intrinsic value method, for which we use the closing price of Pfizer common stock. The values are amortized on a straight-line basis over the probable vesting term into *Cost of sales, Selling, informational and*

administrative expenses, and *Research and development expenses*, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of Pfizer's common stock, changes in management's assessment of the probability that the specified performance criteria will be achieved and/or changes in management's assessment of the probable vesting term.

F. Portfolio Performance Shares (PPSs)

PPSs are awarded to select employees and, when vested, entitle the holder to receive, at the end of the performance period, a number of shares within a possible range of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such shares. For PPSs granted during the period presented, the awards vest after three years of continuous service from the grant date and the number of shares paid, if any, depends on the achievement of predetermined goals related to Pfizer's long-term product portfolio during a five year performance period from the year of the grant date. The target number of shares is determined by reference to competitive survey data.

We measure the value of PPS grants as of the grant date using the intrinsic value method, for which we use the closing price of Pfizer common stock. The values are amortized on a straight-line basis over the probable vesting term into *Research and development expenses* and adjusted each reporting period, as necessary, to reflect changes in the price of Pfizer's common stock, changes in management's assessment of the probability that the specified performance criteria will be achieved and/or changes in management's assessment of the probable vesting term.

The following table summarizes all PPS activity during 2012, with the shares representing the maximum award that could be achieved:

	Shares (Thousands)	Weighted-Average Intrinsic Value Per Share
Nonvested, December 31, 2011	—	$ —
Granted	**3,964**	**21.03**
Vested	**(2)**	**22.42**
Forfeited	**(220)**	**23.18**
Nonvested, December 31, 2012	**3,742**	**$ 25.08**

The following table provides data related to all PPS activity:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Total fair value of shares vested	**$ —**	$ —	$ —
Total compensation cost related to nonvested PPS awards not yet recognized, pre-tax	**$ 33**	$ —	$ —
Weighted-average period over which nonvested PPS cost is expected to be recognized (years)	**2.2**	—	—

Note 14. Earnings Per Common Share Attributable to Common Shareholders

The following table provides the detailed calculation of *Earnings per common share:*

	Year Ended December 31,		
(IN MILLIONS)	**2012**	2011	2010
EPS Numerator—Basic			
Income from continuing operations	**$ 9,518**	$ 8,395	$ 8,318
Less: Net income attributable to noncontrolling interests	**28**	40	31
Income from continuing operations attributable to Pfizer Inc.	**9,490**	8,355	8,287
Less: Preferred stock dividends—net of tax	**2**	2	2
Income from continuing operations attributable to Pfizer Inc. common shareholders	**9,488**	8,353	8,285
Discontinued operations—net of tax	**5,080**	1,654	(30)
Net income attributable to Pfizer Inc. common shareholders	**$ 14,568**	$ 10,007	$ 8,255
EPS Numerator—Diluted			
Income from continuing operations attributable to Pfizer Inc. common shareholders and assumed conversions	**$ 9,490**	$ 8,355	$ 8,287
Discontinued operations—net of tax	**5,080**	1,654	(30)
Net income attributable to Pfizer Inc. common shareholders and assumed conversions	**$ 14,570**	$ 10,009	$ 8,257
EPS Denominator			
Weighted-average number of common shares outstanding—Basic	**7,442**	7,817	8,036
Common-share equivalents: stock options, stock issuable under employee compensation plans and convertible preferred stock	**66**	53	38
Weighted-average number of common shares outstanding—Diluted	**7,508**	7,870	8,074
Stock options that had exercise prices greater than the average market price of our common stock issuable under employee compensation plans[(a)]	**177**	272	413

[(a)] These common stock equivalents were outstanding for the years ended December 31, 2012, 2011 and 2010, but were not included in the computation of diluted EPS for those periods because their inclusion would have had an anti-dilutive effect.

Note 15. Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $335 million in 2012, $380 million in 2011 and $381 million in 2010.

The future minimum rental commitments under non-cancelable operating leases follow:

(MILLIONS OF DOLLARS)	2013	2014	2015	2016	2017	After 2017
Lease commitments	$ 184	$ 162	$ 132	$ 85	$ 74	$ 618

Note 16. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in self-insuring certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued (see *Note 17. Commitments and Contingencies*).

Note 17. Commitments and Contingencies

We and certain of our subsidiaries are subject to numerous contingencies arising in the ordinary course of business. For a discussion of our tax contingencies, see Notes to Consolidated Financial Statements—*Note 5D. Tax Matters: Tax Contingencies.*

A. Legal Proceedings

Our non-tax contingencies include, among others, the following:

- Patent litigation, which typically involves challenges to the coverage and/or validity of our patents on various products, processes or dosage forms. We are the plaintiff in the vast majority of these actions. An adverse outcome in actions in which we are the plaintiff could result in a loss of patent protection for the drug at issue, a significant loss of revenues from that drug and impairments of any associated assets.
- Product liability and other product-related litigation, which can include personal injury, consumer, off-label promotion, securities-law, antitrust and breach of contract claims, among others, often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.
- Commercial and other matters, which can include merger-related and product-pricing claims and environmental claims and proceedings, can involve complexities that will vary from matter to matter.
- Government investigations, which often are related to the extensive regulation of pharmaceutical companies by national, state and local government agencies in the U.S. and in other countries.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations in the period in which the amounts are accrued and/or our cash flows in the period in which the amounts are paid.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be a class action and our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader's judgment about our financial statements in light of all of the information about the Company that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters, we consider, among other things, the financial significance of the product protected by the patent. As a result of considering qualitative factors in our determination of principal matters, there are some matters discussed below with respect to which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A1. Legal Proceedings—Patent Litigation

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Also, counterclaims, as well as various independent actions, have been filed claiming that our assertions of, or attempts to enforce, our patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. In addition to the challenges to the U.S. patents on a number of our products that are discussed below, we note that the patent rights to certain of our products are being challenged in various other countries.

ACTIONS IN WHICH WE ARE THE PLAINTIFF AND CERTAIN RELATED ACTIONS

Viagra (sildenafil)
In March 2010, we brought a patent-infringement action in the U.S. District Court for the Eastern District of Virginia against Teva Pharmaceuticals USA, Inc. (Teva USA) and Teva Pharmaceutical Industries Ltd. (Teva Pharmaceutical Industries), which had filed an

abbreviated new drug application with the U.S. Food and Drug Administration (FDA) seeking approval to market a generic version of Viagra. Teva USA and Teva Pharmaceutical Industries assert the invalidity and non-infringement of the Viagra use patent, which (including the six-month pediatric exclusivity period resulting from the Company's conduct of clinical studies to evaluate Revatio in the treatment of pediatric patients with pulmonary arterial hypertension; Viagra and Revatio have the same active ingredient, sildenafil) expires in 2020. In August 2011, the court ruled that our Viagra use patent is valid and infringed, thereby preventing Teva USA and Teva Pharmaceutical Industries from receiving FDA approval for a generic version of Viagra and from marketing its generic product in the U.S. before 2020. In September 2011, Teva USA and Teva Pharmaceutical Industries appealed the decision to the U.S. Court of Appeals for the Federal Circuit.

In October 2010, we filed a patent-infringement action with respect to Viagra in the U.S. District Court for the Southern District of New York against Apotex Inc. and Apotex Corp., Mylan Pharmaceuticals Inc. and Mylan Inc., Actavis, Inc. and Amneal Pharmaceuticals LLC. These generic manufacturers have filed abbreviated new drug applications with the FDA seeking approval to market their generic versions of Viagra. They assert the invalidity and non-infringement of the Viagra use patent.

In May and June 2011, respectively, Watson Laboratories Inc. (Watson) and Hetero Labs Limited (Hetero) notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market their generic versions of Viagra. Each asserts the invalidity and non-infringement of the Viagra use patent. In June and July 2011, respectively, we filed actions against Watson and Hetero in the U.S. District Court for the Southern District of New York asserting the validity and infringement of the use patent.

Sutent (sunitinib malate)
In May 2010, Mylan Pharmaceuticals Inc. notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Sutent and challenging on various grounds the Sutent basic patent, which expires in 2021, and two other patents, which expire in 2020 and 2021. In June 2010, we filed suit against Mylan Pharmaceuticals Inc. in the U.S. District Court for the District of Delaware asserting the infringement of those three patents.

Lyrica (pregabalin)
Beginning in March 2009, several generic manufacturers notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lyrica capsules and, in the case of one generic manufacturer, Lyrica oral solution. Each of the generic manufacturers is challenging one or more of three patents for Lyrica: the basic patent, which expires in 2018, and two other patents, which expire in 2013 and 2018. Each of the generic manufacturers asserts the invalidity and/or the non-infringement of the patents subject to challenge. Beginning in April 2009, we filed actions against these generic manufacturers in the U.S. District Court for the District of Delaware asserting the infringement and validity of our patents for Lyrica. All of these cases were consolidated in the District of Delaware. In July 2012, the court held that all three patents are valid and infringed, thereby preventing the generic manufacturers from obtaining final FDA approval for their generic versions of Lyrica and from marketing those products in the U.S. prior to the expiration of the three patents. In August 2012, the generic manufacturers appealed the decision to the U.S. Court of Appeals for the Federal Circuit.

In November 2010, Novel Laboratories, Inc. (Novel) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lyrica oral solution and asserting the invalidity and/or non-infringement of our three patents for Lyrica referred to above. In January 2011, we filed an action against Novel in the U.S. District Court for the District of Delaware asserting the validity and infringement of all three patents.

Apotex Inc. notified us, in May and June 2011, respectively, that it had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Lyrica oral solution and Lyrica capsules. Apotex Inc. asserts the invalidity and non-infringement of the basic patent, as well as the seizure patent that expires in 2013. In July 2011, we filed an action against Apotex Inc. in the U.S. District Court for the District of Delaware asserting the validity and infringement of the challenged patents in connection with both of the abbreviated new drug applications.

In October 2011, Alembic Pharmaceuticals Limited (Alembic) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lyrica capsules and asserting the invalidity of the basic patent. In December 2011, we filed an action against Alembic in the U.S. District Court for the District of Delaware asserting the validity and infringement of the basic patent.

In December 2012, Wockhardt Limited (Wockhardt) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lyrica oral solution and asserting the invalidity and non-infringement of the basic patent. In January 2013, we filed an action against Wockhardt in the U.S. District Court for the District of Delaware asserting the validity and infringement of the basic patent.

In February 2013, the Canadian Federal Court denied our application to prevent approval of a generic version of Lyrica in Canada, a decision that is not subject to appeal, and shortly thereafter generic versions of Lyrica became available in Canada.

Protonix (pantoprazole sodium)
Wyeth has a license to market Protonix in the U.S. from Nycomed GmbH (Nycomed), which owns the patents relating to Protonix. The basic patent (including the six-month pediatric exclusivity period) for Protonix expired in January 2011.

Following their respective filings of abbreviated new drug applications with the FDA, Teva USA and Teva Pharmaceutical Industries, Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) and KUDCO Ireland, Ltd. (KUDCO Ireland) received final FDA approval to market their generic versions of Protonix 20mg and 40mg delayed-release tablets. Wyeth and Nycomed filed actions against those generic manufacturers in the U.S. District Court for the District of New Jersey, which subsequently were consolidated into a single proceeding, alleging infringement of the basic patent and seeking declaratory and injunctive relief. Following the court's denial of a preliminary injunction sought by Wyeth and Nycomed, Teva USA and Teva Pharmaceutical Industries and Sun launched

their generic versions of Protonix tablets at risk in December 2007 and January 2008, respectively. Wyeth launched its own generic version of Protonix tablets in January 2008, and Wyeth and Nycomed filed amended complaints in the pending patent-infringement action seeking compensation for damages resulting from Teva USA's, Teva Pharmaceutical Industries' and Sun's at-risk launches.

In April 2010, the jury in the pending patent-infringement action upheld the validity of the basic patent for Protonix. In July 2010, the court upheld the jury verdict, but it did not issue a judgment against Teva USA, Teva Pharmaceutical Industries or Sun because of their other claims relating to the patent that still are pending. Wyeth and Nycomed will continue to pursue all available legal remedies against those generic manufacturers, including compensation for damages resulting from their at-risk launches.

Separately, Wyeth and Nycomed are defendants in purported class actions brought by direct and indirect purchasers of Protonix in the U.S. District Court for the District of New Jersey. Plaintiffs seek damages, on behalf of the respective putative classes, for the alleged violation of antitrust laws in connection with the procurement and enforcement of the patents for Protonix. These purported class actions have been stayed pending resolution of the underlying patent litigation in the U.S. District Court for the District of New Jersey.

Rapamune (sirolimus)
In March 2010, Watson Laboratories Inc. - Florida (Watson Florida) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Rapamune. Watson Florida asserted the invalidity and non-infringement of a method-of-use patent which (including the six-month pediatric exclusivity period) expires in January 2014 and a solid-dosage formulation patent which (including the six-month pediatric exclusivity period) expires in 2018. In April 2010, we filed actions against Watson Florida and three other Watson entities in the U.S. District Courts for the District of Delaware and the Southern District of Florida asserting the infringement of the method-of-use patent. In June 2010, our action in the Southern District of Florida was transferred to the District of Delaware and consolidated with our pending action there. In January 2013, the court ruled that the method-of-use patent is valid and infringed, thereby preventing Watson Florida and the three other Watson entities from marketing a generic version of Rapamune in the U.S. prior to the expiration of that patent, subject to a possible appeal of the decision by Watson Florida and the three other Watson entities.

Tygacil (tigecycline)
In October 2009, Sandoz, Inc., a division of Novartis AG (Sandoz), notified Wyeth that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Tygacil. Sandoz asserts the invalidity and non-infringement of two of Wyeth's patents relating to Tygacil, including the basic patent, which expires in 2016. In December 2009, Wyeth filed suit against Sandoz in the U.S. District Court for the District of Delaware asserting infringement of the basic patent. In January 2013, this action was settled on terms that are not material to Pfizer.

EpiPen
King Pharmaceuticals, Inc. (King) brought a patent-infringement action against Sandoz in the U.S. District Court for the District of New Jersey in July 2010 as the result of its abbreviated new drug application with the FDA seeking approval to market an epinephrine injectable product. Sandoz is challenging patents, which expire in 2025, covering the next-generation autoinjector for use with epinephrine that is sold under the EpiPen brand name.

Embeda (morphine sulfate/naltrexone hydrochloride extended-release capsules)
In August 2011, Watson Florida notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Embeda extended-release capsules. Watson Florida asserts the invalidity and non-infringement of three formulation patents that expire in 2027. In October 2011, we filed an action against Watson Florida in the U.S. District Court for the District of Delaware asserting the infringement of, and defending against the allegations of the invalidity of, the three formulation patents.

Torisel (temsirolimus)
In December 2011, we brought patent-infringement actions in the U.S. District Court for the District of Delaware against Sandoz and Accord Healthcare, Inc. USA and certain of its affiliates (collectively, Accord) as a result of their abbreviated new drug applications with the FDA seeking approval to market generic versions of Torisel before the expiration of the basic patent in 2014. In May 2012, we brought an action in the same court against Sandoz for infringement of a formulation patent that expires in 2026. In September 2012, our actions against Sandoz and Accord were consolidated in the District of Delaware.

Pristiq (desvenlafaxine)
Beginning in May 2012, several generic manufacturers notified us that they had filed abbreviated new drug applications with the FDA seeking approval to market generic versions of Pristiq. Each of the generic manufacturers asserts the invalidity, unenforceability and/or non-infringement of one or both of two patents for Pristiq that expire in 2022 and in 2027. Beginning in June 2012, we filed actions against these generic manufacturers in the U.S. District Court for the District of Delaware and, in certain instances, also in other jurisdictions asserting the validity, enforceability and infringement of those patents.

ACTION IN WHICH WE WERE THE DEFENDANT

Lipitor (atorvastatin)
In the U.K., while the patent protection for Lipitor expired in November 2011, the exclusivity period was extended by six months to May 6, 2012 by virtue of the pediatric extension to the supplementary protection certificate. In September 2011, Dr. Reddy's Laboratories (U.K.) Limited filed an action in the High Court of Justice seeking revocation of the six-month pediatric extension and damages resulting from the inability to launch its generic Lipitor product during the pediatric extension period in the U.K. and certain other European Union (EU) markets. The action was based upon the interpretation of the EU Pediatric Medicines Regulation. In December 2012, the court decided in our favor, rejecting Dr. Reddy's claim in its entirety. In January 2013, this action was settled on terms that are not material to Pfizer.

A2. Legal Proceedings—Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our pharmaceutical and other products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

Asbestos

- *Quigley*

Quigley Company, Inc. (Quigley), a wholly owned subsidiary, was acquired by Pfizer in 1968 and sold products containing small amounts of asbestos until the early 1970s. In September 2004, Pfizer and Quigley took steps that were intended to resolve all pending and future claims against Pfizer and Quigley in which the claimants allege personal injury from exposure to Quigley products containing asbestos, silica or mixed dust. We recorded a charge of $369 million pre-tax ($229 million after-tax) in the third quarter of 2004 in connection with these matters.

In September 2004, Quigley filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code. In March 2005, Quigley filed a reorganization plan in the Bankruptcy Court that needed the approval of 75% of the voting claimants, as well as the Bankruptcy Court and the U.S. District Court for the Southern District of New York. In connection with that filing, Pfizer entered into settlement agreements with lawyers representing more than 80% of the individuals with claims related to Quigley products against Quigley and Pfizer. The agreements provide for a total of $430 million in payments, of which $215 million became due in December 2005 and has been and is being paid to claimants upon receipt by Pfizer of certain required documentation from each of the claimants. The reorganization plan provided for the establishment of a trust (the Trust) for the evaluation and, as appropriate, payment of all unsettled pending claims, as well as any future claims alleging injury from exposure to Quigley products.

In February 2008, the Bankruptcy Court authorized Quigley to solicit an amended reorganization plan for acceptance by claimants. According to the official report filed with the court by the balloting agent in July 2008, the requisite votes were cast in favor of the amended plan of reorganization.

The Bankruptcy Court held a confirmation hearing with respect to Quigley's amended plan of reorganization that concluded in December 2009. In September 2010, the Bankruptcy Court declined to confirm the amended reorganization plan. As a result of the foregoing, Pfizer recorded additional charges for this matter of approximately $1.3 billion pre-tax (approximately $800 million after-tax) in 2010. Further, in order to preserve its right to address certain legal issues raised in the court's opinion, in October 2010, Pfizer filed a notice of appeal and motion for leave to appeal the Bankruptcy Court's decision denying confirmation.

In March 2011, Pfizer entered into a settlement agreement with a committee (the Ad Hoc Committee) representing approximately 40,000 claimants in the Quigley bankruptcy proceeding (the Ad Hoc Committee claimants). Consistent with the additional charges recorded in 2010 referred to above, the principal provisions of the settlement agreement provide for a settlement payment in two installments and other consideration, as follows:

- the payment to the Ad Hoc Committee, for the benefit of the Ad Hoc Committee claimants, of a first installment of $500 million upon receipt by Pfizer of releases of asbestos-related claims against Pfizer Inc. from Ad Hoc Committee claimants holding $500 million in the aggregate of claims (Pfizer began paying this first installment in June 2011);
- the payment to the Ad Hoc Committee, for the benefit of the Ad Hoc Committee claimants, of a second installment of $300 million upon Pfizer's receipt of releases of asbestos-related claims against Pfizer Inc. from Ad Hoc Committee claimants holding an additional $300 million in the aggregate of claims following the earlier of the effective date of a revised plan of reorganization and April 6, 2013;
- the payment of the Ad Hoc Committee's legal fees and expenses incurred in this matter up to a maximum of $19 million (Pfizer began paying these legal fees and expenses in May 2011); and
- the procurement by Pfizer of insurance for the benefit of certain Ad Hoc Committee claimants to the extent such claimants with non-malignant diseases have a future disease progression to a malignant disease (Pfizer procured this insurance in August 2011).

Following the execution of the settlement agreement with the Ad Hoc Committee, Quigley filed a revised plan of reorganization and accompanying disclosure statement with the Bankruptcy Court in April 2011, which it amended in June 2012. In August 2012, the Bankruptcy Court authorized Quigley to solicit the revised plan of reorganization for acceptance by claimants. The balloting agent's preliminary tabulation report filed with the court reflects that the requisite number of asbestos-related claimants cast votes in favor of the revised plan. A class of claimants holding non-asbestos-related, unsecured claims voted against the revised plan. However, we believe that, under applicable bankruptcy law, the revised plan may be confirmed notwithstanding the vote of the non-asbestos-related claimants.

Under the revised plan, and consistent with the additional charges recorded in 2010 referred to above, we expect to contribute an additional amount to the Trust, if and when the Bankruptcy Court confirms the plan, of cash and non-cash assets (including insurance proceeds) with a value in excess of $550 million. The Bankruptcy Court must find that the revised plan meets the standards of the U.S. Bankruptcy Code before it confirms the plan. We expect that, if approved by claimants, confirmed by the Bankruptcy Court and the District Court and upheld on any subsequent appeal, the revised reorganization plan will result in the District Court entering a permanent injunction directing pending claims, as well as future claims, alleging asbestos-related personal injury from exposure to Quigley products to the Trust, subject to the recent decision of the Second Circuit discussed below. There is no assurance that the plan will be approved by claimants or confirmed by the courts.

In April 2012, the U.S. Court of Appeals for the Second Circuit affirmed a ruling by the U.S. District Court for the Southern District of New York that the Bankruptcy Court's preliminary injunction in the Quigley bankruptcy proceeding does not prohibit actions directly against Pfizer Inc. for

alleged asbestos-related personal injury from exposure to Quigley products based on the "apparent manufacturer" theory of liability under Pennsylvania law. The Second Circuit's decision is procedural and does not address the merits of the plaintiffs' claims under Pennsylvania law. After the Second Circuit denied our petition for a rehearing, in September 2012, we filed a petition for certiorari with the U.S. Supreme Court seeking a reversal of the Second Circuit's decision. In July 2012, the Second Circuit had granted a stay of its decision while the U.S. Supreme Court considers our petition for certiorari.

In a separately negotiated transaction with an insurance company in August 2004, we agreed to a settlement related to certain insurance coverage which provides for payments to an insurance proceeds trust established by Pfizer and Quigley over a ten-year period of amounts totaling $405 million. Most of these insurance proceeds, as well as other payments from insurers that issued policies covering Pfizer and Quigley, would be paid, following confirmation, to the Trust for the benefit of present unsettled and future claimants with claims arising from exposure to Quigley products.

- *Other Matters*

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2012, approximately 66,400 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged personal injury from exposure to asbestos and other allegedly hazardous materials. Warner-Lambert is actively engaged in the defense of, and will continue to explore various means to resolve, these claims.

Warner-Lambert and American Optical brought suit in state court in New Jersey against the insurance carriers that provided coverage for the asbestos and other allegedly hazardous materials claims related to American Optical. A majority of the carriers subsequently agreed to pay for a portion of the costs of defending and resolving those claims. The litigation continues against the carriers who have disputed coverage or how costs should be allocated to their policies, and the court held that Warner-Lambert and American Optical are entitled to payment from each of those carriers of a proportionate share of the costs associated with those claims. Under New Jersey law, a special allocation master was appointed to implement certain aspects of the court's rulings.

Numerous lawsuits are pending against Pfizer in various federal and state courts seeking damages for alleged personal injury from exposure to products containing asbestos and other allegedly hazardous materials sold by Gibsonburg Lime Products Company (Gibsonburg). Gibsonburg was acquired by Pfizer in the 1960s and sold products containing small amounts of asbestos until the early 1970s.

There also are a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Celebrex and Bextra
Beginning in late 2004, actions, including purported class actions, were filed in various federal and state courts against Pfizer, Pharmacia Corporation (Pharmacia) and certain current and former officers, directors and employees of Pfizer and Pharmacia. These actions include (i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of Celebrex and Bextra, and (ii) purported class actions filed by persons who claim to be participants in the Pfizer or Pharmacia Savings Plan alleging that Pfizer and certain current and former officers, directors and employees of Pfizer or, where applicable, Pharmacia and certain former officers, directors and employees of Pharmacia, violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock or Pharmacia stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688) in the U.S. District Court for the Southern District of New York. In the consolidated federal securities action in the Multi-District Litigation, the court in March 2012 certified a class consisting of all persons who purchased or acquired Pfizer stock between October 31, 2000 and October 19, 2005. In November 2012, several institutional investors that had opted out of the certified class filed three, separate, multi-plaintiff actions in the Southern District of New York against the same defendants named in the consolidated class action, asserting allegations substantially similar to those asserted in the consolidated class action.

Various Drugs: Off-Label Promotion Actions
In May 2010, a purported class action was filed in the U.S. District Court for the Southern District of New York against Pfizer and several of our current and former officers. The complaint alleges that the defendants violated federal securities laws by making or causing Pfizer to make false statements, and by failing to disclose or causing Pfizer to fail to disclose material information, concerning the alleged off-label promotion of certain pharmaceutical products, alleged payments to physicians to promote the sale of those products and government investigations related thereto. Plaintiffs seek damages in an unspecified amount. In March 2012, the court certified a class consisting of all persons who purchased Pfizer common stock in the U.S. or on U.S. stock exchanges between January 19, 2006 and January 23, 2009 and were damaged as a result of the decline in the price of Pfizer common stock allegedly attributable to the claimed violations.

Hormone-Replacement Therapy

- *Personal Injury and Economic Loss Actions*

Pfizer and certain wholly owned subsidiaries and limited liability companies, including Wyeth and King, along with several other pharmaceutical manufacturers, have been named as defendants in approximately 10,000 actions in various federal and state courts alleging personal injury or economic loss related to the use or purchase of certain estrogen and progestin medications prescribed for women to treat the symptoms of menopause. Although new actions are occasionally filed, the number of new actions was not significant in the fourth quarter

of 2012, and we do not expect a substantial change in the rate of new actions being filed. Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, ovarian cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The cases against Pfizer and its affiliated companies involve one or more of the following products, all of which remain approved by the FDA: femhrt (which Pfizer divested in 2003); Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004); Premarin, Prempro, Aygestin, Cycrin and Premphase (which are legacy Wyeth products); and Provera, Ogen, Depo-Estradiol, Estring and generic MPA (which are legacy Pharmacia & Upjohn products). The federal cases have been transferred for consolidated pre-trial proceedings to a Multi--District Litigation (In re Prempro Products Liability Litigation MDL-1507) in the U.S. District Court for the Eastern District of Arkansas. Certain of the federal cases have been remanded to their respective District Courts for further proceedings including, if necessary, trial.

This litigation consists of individual actions, a few purported statewide class actions and a purported provincewide class action in Quebec, Canada, a statewide class action in California and a nationwide class action in Canada. In March 2011, in an action against Wyeth seeking the refund of the purchase price paid for Wyeth's hormone-replacement therapy products by individuals in the State of California during the period from January 1995 to January 2003, the U.S. District Court for the Southern District of California certified a class consisting of all individual purchasers of such products in California who actually heard or read Wyeth's alleged misrepresentations regarding such products. This is the only hormone-replacement therapy action to date against Pfizer and its affiliated companies in the U.S. in which a class has been certified. In addition, in August 2011, in an action against Wyeth seeking damages for personal injury, the Supreme Court of British Columbia certified a class consisting of all women who were prescribed Premplus and/or Premarin in combination with progestin in Canada between January 1, 1997 and December 1, 2003 and who thereafter were diagnosed with breast cancer.

Pfizer and its affiliated companies have prevailed in many of the hormone-replacement therapy actions that have been resolved to date, whether by voluntary dismissal by the plaintiffs, summary judgment, defense verdict or judgment notwithstanding the verdict; a number of these cases have been appealed by the plaintiffs. Certain other hormone-replacement therapy actions have resulted in verdicts for the plaintiffs and have included the award of compensatory and, in some instances, punitive damages; each of these cases has been appealed by Pfizer and/or its affiliated companies. The decisions in a few of the cases that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been upheld by the appellate courts, while several other cases that had been appealed by Pfizer and/or its affiliated companies or by the plaintiffs have been remanded by the appellate courts to their respective trial courts for further proceedings. Trials of additional hormone-replacement therapy actions are underway or scheduled in 2013.

Most of the unresolved actions against Pfizer and/or its affiliated companies have been outstanding for more than five years and could take many more years to resolve. However, opportunistic settlements could occur at any time. The litigation process is time-consuming, as every hormone-replacement action being litigated involves contested issues of medical causation and knowledge of risk. Even though the vast majority of hormone-replacement therapy actions concern breast cancer, the underlying facts (e.g., medical causation, family history, reliance on warnings, physician/patient interaction, analysis of labels, actual, provable injury and other critical factors) can differ significantly from action to action, and the process of discovery has not yet begun for a majority of the unresolved actions. In addition, the hormone-replacement therapy litigation involves fundamental issues of science and medicine that often are uncertain and continue to evolve.

As of February 2013, Pfizer and its affiliated companies had settled, or entered into definitive agreements or agreements-in-principle to settle, approximately 95% of the hormone-replacement therapy actions pending against us and our affiliated companies. Since the inception of this litigation, we have recorded aggregate charges with respect to those actions, as well as with respect to the actions that have resulted in verdicts against us or our affiliated companies, of approximately $1.6 billion. In addition, we have recorded aggregate charges of approximately $100 million that provide for the expected costs to resolve all remaining hormone-replacement therapy actions against Pfizer and its affiliated companies, excluding the class actions and purported class actions referred to above. The approximately $100 million charges are an estimate and, while we cannot reasonably estimate the range of reasonably possible loss in excess of the amounts accrued for these contingencies given the uncertainties inherent in this product liability litigation, as described above, additional charges may be required in the future.

- *Government Inquiries; Action by the State of Nevada*

Pfizer and/or its affiliated companies also have received inquiries from various federal and state agencies and officials relating to the marketing of their hormone-replacement products. In November 2008, the State of Nevada filed an action against Pfizer, Pharmacia & Upjohn Company and Wyeth in state court in Nevada alleging that they had engaged in deceptive marketing of their respective hormone-replacement therapy medications in Nevada in violation of the Nevada Deceptive Trade Practices Act. The action seeks monetary relief, including civil penalties and treble damages. In February 2010, the action was dismissed by the court on the grounds that the statute of limitations had expired. In July 2011, the Nevada Supreme Court reversed the dismissal and remanded the case to the district court for further proceedings.

Effexor

- *Personal Injury Actions*

A number of individual lawsuits and multi-plaintiff lawsuits have been filed against us and/or our subsidiaries in various federal and state courts alleging personal injury as a result of the purported ingestion of Effexor.

- *Antitrust Actions*

Beginning in May 2011, actions, including purported class actions, were filed in various federal courts against Wyeth and, in certain of the actions, affiliates of Wyeth and certain other defendants relating to Effexor XR, which is the extended-release formulation of Effexor. The plaintiffs in each of the class actions seek to represent a class consisting of all persons in the U.S. and its territories who directly purchased,

indirectly purchased or reimbursed patients for the purchase of Effexor XR or generic Effexor XR from any of the defendants from June 14, 2008 until the time the defendants' allegedly unlawful conduct ceased. The plaintiffs in all of the actions allege delay in the launch of generic Effexor XR in the U.S. and its territories, in violation of federal antitrust laws and, in certain of the actions, the antitrust, consumer protection and various other laws of certain states, as the result of Wyeth fraudulently obtaining and improperly listing certain patents for Effexor XR, enforcing certain patents for Effexor XR, and entering into a litigation settlement agreement with a generic manufacturer with respect to Effexor XR. Each of the plaintiffs seeks treble damages (for itself in the individual actions or on behalf of the putative class in the purported class actions) for alleged price overcharges for Effexor XR or generic Effexor XR in the U.S. and its territories since June 14, 2008. All of these actions have been consolidated in the U.S. District Court for the District of New Jersey. In October 2012, the court stayed these actions pending the review by the U.S. Supreme Court of an action, to which the Company is not a party, involving a similar legal issue.

Zoloft

A number of individual lawsuits and multi-plaintiff lawsuits have been filed against us and/or our subsidiaries in various federal and state courts alleging personal injury as a result of the purported ingestion of Zoloft. Among other types of actions, the Zoloft personal injury litigation includes actions alleging a variety of birth defects as a result of the purported ingestion of Zoloft by women during pregnancy. Plaintiffs in these birth-defect actions seek compensatory and punitive damages and the disgorgement of profits resulting from the sale of Zoloft. In April 2012, the federal birth-defect cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Zoloft Products Liability Litigation MDL-2342) in the U.S. District Court for the Eastern District of Pennsylvania.

Neurontin

- *Off-Label Promotion Actions in the U.S.*

A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging claims arising from the promotion and sale of Neurontin. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes consisting of persons, including individuals, health insurers, employee benefit plans and other third-party payers, who purchased or reimbursed patients for the purchase of Neurontin that allegedly was used for indications other than those included in the product labeling approved by the FDA. In 2004, many of the suits pending in federal courts, including individual actions as well as purported class actions, were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Neurontin Marketing, Sales Practices and Product Liability Litigation MDL-1629) in the U.S. District Court for the District of Massachusetts.

In the Multi-District Litigation, in 2009, the court denied the plaintiffs' renewed motion for certification of a nationwide class of all consumers and third-party payers who allegedly purchased or reimbursed patients for the purchase of Neurontin for off-label uses from 1994 through 2004. In May 2011, the court denied a motion to reconsider its class certification ruling.

In 2010, the Multi-District Litigation court partially granted our motion for summary judgment, dismissing the claims of all of the proposed class representatives for third-party payers and four of the six proposed class representatives for individual consumers. In June 2011, three third-party payer proposed class representatives appealed both the dismissal and the denial of class certification to the U.S. Court of Appeals for the First Circuit.

Also in the Multi-District Litigation, in February 2011, a third-party payer who was not included in the proposed class action appealed a dismissal order to the U.S. Court of Appeals for the First Circuit.

Plaintiffs are seeking certification of statewide classes of Neurontin purchasers in actions pending in California and Illinois. State courts in New York, Pennsylvania, Missouri and New Mexico have declined to certify statewide classes of Neurontin purchasers.

In January 2011, the U.S. District Court for the District of Massachusetts entered an order trebling a jury verdict against us in an action by a third-party payer seeking damages for the alleged off-label promotion of Neurontin in violation of the federal Racketeer Influenced and Corrupt Organizations (RICO) Act. The verdict was for approximately $47.4 million, which was subject to automatic trebling to $142.1 million under the RICO Act. In November 2010, the court had entered a separate verdict against us in the amount of $65.4 million, together with prejudgment interest, under California's Unfair Trade Practices law relating to the same alleged conduct, which amount is included within and is not additional to the $142.1 million trebled amount of the jury verdict. In August 2011, we appealed the District Court's judgment to the U.S. Court of Appeals for the First Circuit.

- *Personal Injury Actions in the U.S. and Certain Other Countries*

A number of individual lawsuits have been filed against us in various U.S. federal and state courts and in certain other countries alleging suicide, attempted suicide and other personal injuries as a result of the purported ingestion of Neurontin. Certain of the U.S. federal actions have been transferred for consolidated pre-trial proceedings to the same Multi-District Litigation referred to in the first paragraph of the "Neurontin - Off-Label Promotion Actions in the U.S." section above.

- *Antitrust Action in the U.S.*

In January 2011, in a Multi-District Litigation (In re Neurontin Antitrust Litigation MDL-1479) that consolidates four actions, the U.S. District Court for the District of New Jersey certified a nationwide class consisting of wholesalers and other entities who purchased Neurontin directly from Pfizer and Warner-Lambert during the period from December 11, 2002 to August 31, 2008 and who also purchased generic gabapentin after it became available. The complaints allege that Pfizer and Warner-Lambert engaged in anticompetitive conduct in violation of the Sherman Act that included, among other things, submitting patents for listing in the Orange Book and prosecuting and enforcing certain

patents relating to Neurontin, as well as engaging in off-label marketing of Neurontin. Plaintiffs seek compensatory damages on behalf of the class, which may be subject to trebling.

Lipitor

- *Whistleblower Action*

In 2004, a former employee filed a "whistleblower" action against us in the U.S. District Court for the Eastern District of New York. The complaint remained under seal until September 2007, at which time the U.S. Attorney for the Eastern District of New York declined to intervene in the case. We were served with the complaint in December 2007. Plaintiff alleges off-label promotion of Lipitor in violation of the Federal Civil False Claims Act and the false claims acts of certain states, and he seeks treble damages and civil penalties on behalf of the federal government and the specified states as the result of their purchase, or reimbursement of patients for the purchase, of Lipitor allegedly for such off-label uses. Plaintiff also seeks compensation as a whistleblower under those federal and state statutes. In addition, plaintiff alleges that he was wrongfully terminated, in violation of the anti-retaliation provisions of applicable federal and New York law, and he seeks damages and the reinstatement of his employment. In 2009, the court dismissed without prejudice the off-label promotion claims and, in 2010, plaintiff filed an amended complaint containing off-label promotion allegations that are substantially similar to the allegations in the original complaint. In November 2012, the District Court dismissed the amended complaint. In December 2012, the plaintiff appealed the District Court's decision to the U.S. Court of Appeals for the Second Circuit.

- *Antitrust Actions*

Beginning in November 2011, purported class actions relating to Lipitor were filed in various federal courts against Pfizer, certain affiliates of Pfizer, and, in most of the actions, Ranbaxy, among others. The plaintiffs in these various actions seek to represent nationwide, multi-state or statewide classes consisting of persons or entities who directly purchased, indirectly purchased or reimbursed patients for the purchase of Lipitor (or, in certain of the actions, generic Lipitor) from any of the defendants from March 2010 until the cessation of the defendants' allegedly unlawful conduct (the Class Period). The plaintiffs allege delay in the launch of generic Lipitor, in violation of federal antitrust laws and/or state antitrust, consumer protection and various other laws, resulting from (i) the 2008 agreement pursuant to which Pfizer and Ranbaxy settled certain patent litigation involving Lipitor, and Pfizer granted Ranbaxy a license to sell a generic version of Lipitor in various markets beginning on varying dates, and (ii) in certain of the actions, the procurement and/or enforcement of certain patents for Lipitor. Each of the actions seeks, among other things, treble damages on behalf of the putative class for alleged price overcharges for Lipitor (or, in certain of the actions, generic Lipitor) during the Class Period. In addition, individual actions have been filed against Pfizer, Ranbaxy and certain of their affiliates, among others, that assert claims and seek relief for the plaintiffs that are substantially similar to the claims asserted and the relief sought in the purported class actions described above. These various actions have been consolidated for pre-trial proceedings in a Multi-District Litigation (In re Lipitor Antitrust Litigation MDL-2332) in the U.S. District Court for the District of New Jersey.

Chantix/Champix

- *Actions in the U.S.*

A number of individual lawsuits have been filed against us in various federal and state courts alleging suicide, attempted suicide and other personal injuries as a result of the purported ingestion of Chantix, as well as economic loss. Plaintiffs in these actions seek compensatory and punitive damages and the disgorgement of profits resulting from the sale of Chantix. In October 2009, the federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Chantix (Varenicline) Products Liability Litigation MDL-2092) in the U.S. District Court for the Northern District of Alabama.

In late-November 2012, we began advanced settlement discussions with various law firms that represent the plaintiffs in the majority of these actions as well as persons who have asserted claims but not filed legal actions. As of February 2013, we had settled, or entered into definitive agreements or agreements-in-principle to settle, approximately 80% of the known Chantix claims in the U.S., including actions pending in the MDL and in state courts. In connection with these settlements and settlement agreements and agreements-in-principle, we recorded aggregate charges in 2012 of approximately $273 million. In addition, we recorded aggregate charges in 2012 of approximately $15 million that provide for the expected costs to resolve all remaining Chantix actions in the MDL and in state courts and all other known Chantix claims in the U.S. The approximately $15 million aggregate charges are an estimate, and while we cannot estimate the range of reasonably possible loss in excess of the amounts accrued given the uncertainties inherent in this litigation, as described below, additional charges may be required in the future in connection with certain pending actions and claims and unknown claims relating to Chantix.

The federal Chantix actions were consolidated in the MDL more than three years ago, and the unresolved Chantix federal and state actions and other known, unresolved Chantix claims could take many more years to resolve. However, opportunistic settlements could occur at any time. The litigation process is time-consuming, as every Chantix action being litigated involves contested issues of medical causation and knowledge of risk. Although the vast majority of Chantix actions allege neuropsychiatric injuries, the nature of the alleged injuries varies widely, from completed suicide to attempted suicide resulting in hospitalization to the exacerbation of pre-existing depression or anxiety. In addition to the widely varying types of injuries at issue, the underlying facts (e.g., medical causation; smoking, psychiatric and family history; reliance on warnings; physician/patient interaction; analysis of labels; actual, provable injury; and other critical factors) can differ significantly from action to action, and the process of discovery has not yet begun for a majority of the unresolved actions. In addition, the Chantix litigation involves fundamental issues of science and medicine that often are uncertain and continue to evolve. As a result of the foregoing factors, we are unable to estimate the range of reasonably possible loss in excess of the amounts accrued.

- *Actions in Canada*

Beginning in December 2008, purported class actions were filed against us in the Ontario Superior Court of Justice (Toronto Region), the Superior Court of Quebec (District of Montreal), the Court of Queen's Bench of Alberta, Judicial District of Calgary, and the Superior Court of British Columbia (Vancouver Registry) on behalf of all individuals and third-party payers in Canada who have purchased and ingested Champix or reimbursed patients for the purchase of Champix. Each of these actions asserts claims under Canadian product liability law, including with respect to the safety and efficacy of Champix, and, on behalf of the putative class, seeks monetary relief, including punitive damages. In June 2012, the Ontario Superior Court of Justice certified the Ontario proceeding as a class action, defining the class as consisting of the following: (i) all persons in Canada who ingested Champix during the period from April 2, 2007 to May 31, 2010 and who experienced at least one of a number of specified neuropsychiatric adverse events; (ii) all persons who are entitled to assert claims in respect of Champix pursuant to Canadian legislation as the result of their relationship with a class member; and (iii) all health insurers who are entitled to assert claims in respect of Champix pursuant to Canadian legislation. The Ontario Superior Court of Justice certified the class against Pfizer Canada Inc. only and ruled that the action against Pfizer Inc. should be stayed until after the trial of the issues that are common to the class members. The actions in Quebec, Alberta and British Columbia have been stayed in favor of the Ontario action, which is proceeding on a national basis.

Bapineuzumab

In June 2010, a purported class action was filed in the U.S. District Court for the District of New Jersey against Pfizer, as successor to Wyeth, and several former officers of Wyeth. The complaint alleges that Wyeth and the individual defendants violated federal securities laws by making or causing Wyeth to make false and misleading statements, and by failing to disclose or causing Wyeth to fail to disclose material information, concerning the results of a clinical trial involving bapineuzumab, a product in development for the treatment of Alzheimer's disease. The plaintiff seeks to represent a class consisting of all persons who purchased Wyeth securities from May 21, 2007 through July 2008 and seeks damages in an unspecified amount on behalf of the putative class. In February 2012, the court granted the defendants' motion to dismiss the complaint. In March 2012, the plaintiff filed a motion seeking the court's permission to file an amended complaint. In December 2012, the court granted the plaintiff's motion and, in January 2013, the defendants filed a motion to dismiss the amended complaint.

In July 2010, a related action was filed in the U.S. District Court for the Southern District of New York against Elan Corporation (Elan), certain directors and officers of Elan, and Pfizer, as successor to Wyeth. Elan participated in the development of bapineuzumab until September 2009. The complaint alleges that Elan, Wyeth and the individual defendants violated federal securities laws by making or causing Elan to make false and misleading statements, and by failing to disclose or causing Elan to fail to disclose material information, concerning the results of a clinical trial involving bapineuzumab. The plaintiff seeks to represent a class consisting of all persons who purchased Elan call options from June 17, 2008 through July 29, 2008 and seeks damages in an unspecified amount on behalf of the putative class. In June 2011, the court granted Pfizer's and Elan's motions to dismiss the complaint. In July 2011, the plaintiff filed a supplemental memorandum setting forth the bases that the plaintiff believed supported amendment of the complaint. In August 2011, the court dismissed the complaint with prejudice. In February 2013, the U.S. Court of Appeals for the Second Circuit affirmed the District Court's dismissal of the complaint.

Thimerosal

Wyeth is a defendant in a number of suits by or on behalf of vaccine recipients alleging that exposure through vaccines to cumulative doses of thimerosal, a preservative used in certain childhood vaccines formerly manufactured and distributed by Wyeth and other vaccine manufacturers, caused severe neurological damage and/or autism in children. While several suits were filed as purported nationwide or statewide class actions, all of the purported class actions have been dismissed, either by the courts or voluntarily by the plaintiffs. In addition to the suits alleging injury from exposure to thimerosal, certain of the cases were brought by parents in their individual capacities for, among other things, loss of services and loss of consortium of the injured child.

The National Childhood Vaccine Injury Act (the Vaccine Act) requires that persons alleging injury from childhood vaccines first file a petition in the U.S. Court of Federal Claims asserting a vaccine-related injury. At the conclusion of that proceeding, petitioners may bring a lawsuit against the manufacturer in federal or state court, provided that they have satisfied certain procedural requirements. Also under the terms of the Vaccine Act, if a petition has not been adjudicated by the U.S. Court of Federal Claims within a specified time period after filing, the petitioner may opt out of the proceeding and pursue a lawsuit against the manufacturer by following certain procedures. Some of the vaccine recipients who have sued Wyeth to date may not have satisfied the conditions to filing a lawsuit that are mandated by the Vaccine Act. The claims brought by parents for, among other things, loss of services and loss of consortium of the injured child are not covered by the Vaccine Act.

In 2002, the Office of Special Masters of the U.S. Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines and/or the measles, mumps and rubella (MMR) vaccine. There currently are several thousand petitions pending in the Omnibus Autism Proceeding. Special masters of the court have heard six test cases on petitioners' theories that either thimerosal-containing vaccines in combination with the MMR vaccine or thimerosal-containing vaccines alone can cause autism or autism spectrum disorder.

- In February 2009, special masters of the U.S. Court of Federal Claims rejected the three cases brought on the theory that a combination of MMR and thimerosal-containing vaccines caused petitioners' conditions. After these rulings were affirmed by the U.S. Court of Federal Claims, two of them were appealed by petitioners to the U.S. Court of Appeals for the Federal Circuit. In 2010, the Federal Circuit affirmed the decisions of the special masters in both of these cases.
- In March 2010, special masters of the U.S. Court of Federal Claims rejected the three additional test cases brought on the theory that thimerosal-containing vaccines alone caused petitioners' conditions. Petitioners did not seek review by the U.S. Court of Federal Claims of the decisions of the special masters in these latter three test cases, and judgments were entered dismissing the cases in April 2010.
- Petitioners in each of the six test cases have filed an election to bring a civil action.

Rebif
We have an exclusive collaboration agreement with EMD Serono, Inc. (Serono) to co-promote Rebif, a treatment for multiple sclerosis, in the U.S. In August 2011, Serono filed a complaint in the Philadelphia Court of Common Pleas seeking a declaratory judgment that we are not entitled to a 24-month extension of the Rebif co-promotion agreement, which otherwise would terminate at the end of 2013. We disagree with Serono's interpretation of the agreement and believe that we have the right to extend the agreement to the end of 2015. In October 2011, the court sustained our preliminary objections and dismissed Serono's complaint, and Serono has appealed the decision to the Superior Court of Pennsylvania.

Various Drugs: Co-Pay Programs
In March 2012, a purported class action was filed against Pfizer in the U.S. District Court for the Southern District of New York. The plaintiffs seek to represent a class consisting of all entities in the U.S. and its territories that have reimbursed patients for the purchase of certain Pfizer drugs for which co-pay programs exist or have existed. The plaintiffs allege that these programs violate the federal RICO Act and federal antitrust law by, among other things, providing an incentive for patients to use certain Pfizer drugs rather than less-expensive competitor products, thereby increasing the payers' reimbursement costs. The plaintiffs seek treble damages on behalf of the putative class for their excess reimbursement costs allegedly attributable to the co-pay programs as well as an injunction prohibiting us from offering such programs. In July 2012, a substantially similar purported class action was filed against Pfizer in the U.S. District Court for the Southern District of Illinois, which action was stayed in October 2012 pending the outcome of the action in the Southern District of New York. Similar purported class actions have been filed against several other pharmaceutical companies.

A3. Legal Proceedings—Commercial and Other Matters

Average Wholesale Price Litigation
Pfizer, certain of its subsidiaries and other pharmaceutical manufacturers are defendants in actions in various state courts by a number of states, as well as one purported class action by certain employee benefit plans and other third-party payers, alleging that the defendants provided average wholesale price (AWP) information for certain of their products that was higher than the actual average prices at which those products were sold. The AWP is used to determine reimbursement levels under Medicare Part B and Medicaid and in many private-sector insurance policies and medical plans. The plaintiffs claim that the alleged spread between the AWPs at which purchasers were reimbursed and the actual sale prices was promoted by the defendants as an incentive to purchase certain of their products. In addition to suing on their own behalf, some of the plaintiff states seek to recover on behalf of individuals, private-sector insurance companies and medical plans in their states. These various actions allege, among other things, fraud, unfair competition, unfair trade practices and the violation of consumer protection statutes, and seek monetary and other relief, including civil penalties and treble damages.

Monsanto-Related Matters
In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn Company to form Pharmacia Corporation (Pharmacia). Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is now a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto is defending and indemnifying Pharmacia in connection with various claims and litigation arising out of, or related to, the agricultural business.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. As the result of its reorganization under Chapter 11 of the U.S. Bankruptcy Code, Solutia's indemnification obligations related to Former Monsanto's chemical businesses are limited to sites that Solutia has owned or operated. In addition, in connection with its spinoff that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including, but not limited to, any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of and agreement to indemnify Pharmacia for these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls. Solutia and New Monsanto are defending and indemnifying Pharmacia in connection with various claims and litigation arising out of, or related to, Former Monsanto's chemical businesses.

Trade Secrets Action in California
In 2004, Ischemia Research and Education Foundation (IREF) and its chief executive officer brought an action in California Superior Court, Santa Clara County, against a former IREF employee and Pfizer. Plaintiffs allege that defendants conspired to misappropriate certain information from IREF's allegedly proprietary database in order to assist Pfizer in designing and executing a clinical study of a Pfizer drug. In 2008, the jury returned a verdict for compensatory damages of approximately $38.7 million. In March 2009, the court awarded prejudgment interest, but declined to award punitive damages. In July 2009, the court granted our motion for a new trial and vacated the jury verdict. In February 2013, the trial court's decision was affirmed by the California Court of Appeal, Sixth Appellate District.

Environmental Matters
In 2009, we submitted to the U.S. Environmental Protection Agency (EPA) a corrective measures study report with regard to Pharmacia Corporation's discontinued industrial chemical facility in North Haven, Connecticut and a revised site-wide feasibility study with regard to Wyeth's discontinued industrial chemical facility in Bound Brook, New Jersey. In September 2010, our corrective measures study report with regard to the North Haven facility was approved by the EPA, and we commenced construction of the site remedy in late 2011 under an Updated Administrative Order on Consent with the EPA. In July 2011, we finalized an Administrative Settlement Agreement and Order on Consent for Removal Action with the EPA with regard to the Bound Brook facility. In May 2012, we completed construction of an interim

remedy to address the discharge of impacted groundwater from that facility to the Raritan River. In September 2012, the EPA issued a final remediation plan for the Bound Brook facility's main plant area, which is generally in accordance with one of the remedies evaluated in our revised site-wide feasibility study. The estimated costs of the site remedy for the North Haven facility and the site remediation for the Bound Brook facility are covered by accruals previously taken by us.

We are a party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund), and other state, local or foreign laws in which the primary relief sought is the cost of past and/ or future remediation.

In February 2011, King received notice from the U.S. Department of Justice (DOJ) advising that the EPA has requested that DOJ initiate enforcement action seeking injunctive relief and penalties against King for alleged non-compliance with certain provisions of the federal Clean Air Act at its Bristol, Tennessee manufacturing facility. King has executed a tolling agreement with the DOJ in order to facilitate the possible resolution of this matter. We do not expect that any injunctive relief or penalties that may result from this matter will be material to Pfizer.

In October 2011, we voluntarily disclosed to the EPA potential non-compliance with certain provisions of the federal Clean Air Act at our Barceloneta, Puerto Rico manufacturing facility. We do not expect that any injunctive relief or penalties that may result from our voluntary disclosure will be material to Pfizer. Separately, in October 2012, the EPA issued an administrative complaint and penalty demand of $216,000 to resolve alleged non-compliance with similar provisions of the federal Clean Air Act that the EPA identified as part of its March 2010 inspection of the Barceloneta facility. We have commenced discussions with the EPA seeking to resolve this latter matter.

A4. Legal Proceedings—Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by national, state and local government agencies in the U.S. and in the other countries in which we operate. As a result, we have interactions with government agencies on an ongoing basis. It is possible that criminal charges and substantial fines and/or civil penalties could result from government investigations. Among the investigations by government agencies is the matter discussed below.

The DOJ is conducting a civil investigation regarding Wyeth's practices relating to the pricing for Protonix for Medicaid rebate purposes prior to Wyeth's acquisition by Pfizer. In 2009, the DOJ filed a civil complaint in intervention in two qui tam actions that had been filed under seal in the U.S. District Court for the District of Massachusetts. The complaint alleges that Wyeth's practices relating to the pricing for Protonix for Medicaid rebate purposes between 2001 and 2006 violated the Federal Civil False Claims Act and federal common law. The two qui tam actions have been unsealed and the complaints include substantially similar allegations. In addition, in 2009, several states and the District of Columbia filed a complaint under the same docket number asserting violations of various state laws based on allegations substantially similar to those set forth in the civil complaint filed by the DOJ. We are exploring with the DOJ various ways to resolve this matter.

A5. Legal Proceedings—Certain Matters Resolved in 2012

As previously reported, during 2012, several matters, including those discussed below, were resolved or were the subject of definitive settlement agreements or settlement agreements-in-principle.

Rapamune
In October 2012, Wyeth entered into an agreement-in-principle with the DOJ to resolve the previously reported civil and criminal investigation with respect to Wyeth's promotional practices relating to Rapamune prior to Wyeth's acquisition by Pfizer. Under the agreement-in-principle, we will pay approximately $257 million to resolve the civil allegations and approximately $234 million to resolve the criminal allegations, and Wyeth will plead guilty to a misdemeanor misbranding offense under the U.S. Federal Food, Drug and Cosmetic Act. The resolution is subject to the execution of final settlement agreements by the parties as well as court approval, which is expected to occur in the coming months. In connection with the agreement-in-principle, we recorded a charge of $491 million, which is not deductible for income tax purposes, in the third quarter of 2012.

Celebrex
Pfizer and several predecessor and affiliated companies, including Monsanto Company (Monsanto), were defendants in an action brought by Brigham Young University (BYU) and a BYU professor in the U.S. District Court for the District of Utah alleging, among other things, breach by Monsanto of a 1991 research agreement with BYU. Plaintiffs claimed that research under that agreement led to the discovery of Celebrex and that, as a result, they were entitled to a share of the profits from Celebrex sales. Plaintiffs sought, among other things, compensatory and punitive damages and equitable relief. On April 28, 2012, the parties reached an agreement-in-principle to settle this action for $450 million, and we recorded a charge in that amount in the first quarter of 2012. In June 2012, the parties entered into a final settlement agreement, and the action was dismissed with prejudice by the court.

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2012, recorded amounts for the estimated fair value of these indemnifications are not significant. See also *Note 1E. Basis of Presentation and Significant Policies: Fair Value.*

C. Purchase Commitments

As of December 31, 2012, we have agreements totaling $3.5 billion to purchase goods and services that are enforceable and legally binding and include amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.

Note 18. Segment, Geographic and Other Revenue Information

A. Segment Information

We manage our operations through five operating segments—Primary Care, Specialty Care and Oncology, Established Products and Emerging Markets, Animal Health, and Consumer Healthcare. (As of the third quarter of 2012, the Animal Health and Consumer Healthcare business units are no longer managed as a single operating segment.) Each operating segment has responsibility for its commercial activities and for certain research and development activities related to in-line products and IPR&D projects that generally have achieved proof-of-concept.

On November 30, 2012, we completed the sale of our Nutrition business to Nestlé and recognized a gain on the sale of this business in *Gain/(loss) on sale of discontinued operations—net of tax* in the consolidated statement of income for the year ended December 31, 2012. The operating results of this business are reported as *Income/(loss) from discontinued operations—net of tax* in the consolidated statements of income for all periods presented. See *Note 2B. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Divestitures.*

We regularly review our segments and the approach used by management to evaluate performance and allocate resources. Generally, products are transferred to the Established Products unit in the beginning of the fiscal year following loss of patent protection or marketing exclusivity.

Operating Segments

A description of each of our five operating segments follows:

- Primary Care operating segment—includes revenues and earnings, as defined by management, from human prescription pharmaceutical products primarily prescribed by primary-care physicians, and may include products in the following therapeutic and disease areas: Alzheimer's disease, cardiovascular (excluding pulmonary arterial hypertension), erectile dysfunction, genitourinary, major depressive disorder, pain, respiratory and smoking cessation. Examples of products in this unit in 2012 include Celebrex, Chantix/Champix, Eliquis, Lipitor (in certain EU countries and in Australia and New Zealand), Lyrica, Premarin, Pristiq and Viagra. All revenues and earnings for such products are allocated to the Primary Care unit, except those generated in Emerging Markets and those that are managed by the Established Products unit.
- Specialty Care and Oncology operating segment—comprises the Specialty Care business unit and the Oncology business unit.
  - Specialty Care—includes revenues and earnings, as defined by management, from human prescription pharmaceutical products primarily prescribed by physicians who are specialists, and may include products in the following therapeutic and disease areas: anti-infectives, endocrine disorders, hemophilia, inflammation, ophthalmology, pulmonary arterial hypertension, specialty neuroscience and vaccines. Examples of products in this unit in 2012 include BeneFIX, Enbrel, Genotropin, Geodon (outside the U.S.), the Prevnar/Prevenar family, ReFacto AF, Revatio (outside the U.S.), Tygacil, Vfend (outside the U.S. and South Korea), Vyndaqel (outside the U.S.), Xalatan (outside the U.S., Canada and South Korea), Xeljanz (in the U.S.), Xyntha and Zyvox. All revenues and earnings for such products are allocated to the Specialty Care unit, except those generated in Emerging Markets and those that are managed by the Established Products unit.
  - Oncology—includes revenues and earnings, as defined by management, from human prescription pharmaceutical products addressing oncology and oncology-related illnesses. The products in this unit in 2012 include Inlyta, Sutent, Torisel, Xalkori, Mylotarg (in Japan) and Bosulif (in the U.S.). All revenues and earnings for such products are allocated to the Oncology unit, except those generated in Emerging Markets and those that are managed by the Established Products unit.
- Established Products and Emerging Markets operating segment—comprises the Established Products business unit and the Emerging Markets business unit.
  - Established Products— includes revenues and earnings, as defined by management, from human prescription pharmaceutical products that have lost patent protection or marketing exclusivity in certain countries and/or regions. Typically, products are transferred to this unit in the beginning of the fiscal year following loss of patent protection or marketing exclusivity. However, in certain situations, products may be transferred to this unit at a different point than the beginning of the fiscal year following loss of patent protection or marketing exclusivity in order to maximize their value. This unit also excludes revenues and earnings generated in Emerging Markets. Examples of products in this unit in 2012 include Arthrotec, Effexor, Lipitor (in the U.S., Canada, South Korea and Japan), Medrol, Norvasc, Protonix, Relpax, Vfend (in the U.S. and South Korea), Xalatan (in the U.S., Canada and South Korea) and Zosyn/Tazocin.
  - Emerging Markets—includes revenues and earnings, as defined by management, from all human prescription pharmaceutical products sold in Emerging Markets, including Asia (excluding Japan and South Korea), Latin America, the Middle East, Eastern Europe, Africa, Turkey and Central Europe.

- Animal Health operating segment—includes worldwide revenues and earnings, as defined by management, from products and services to prevent and treat disease in livestock and companion animals, including anti-infectives, vaccines, parasiticides, medicinal feed additives, other pharmaceutical products and other non-pharmaceutical products.
- Consumer Healthcare operating segment— includes worldwide revenues and earnings, as defined by management, from non-prescription products in the following therapeutic categories: dietary supplements, pain management, respiratory and personal care. Products marketed by Consumer Healthcare include Advil, Caltrate, Centrum, ChapStick, Emergen-C, Preparation H and Robitussin.

Our chief operating decision maker uses the revenues and earnings of the five operating segments, among other factors, for performance evaluation and resource allocation. For the operating segments that comprise more than one business unit, a single segment manager has responsibility for those business units.

Other Costs and Business Activities

Certain costs are not allocated to our operating segment results, such as costs associated with the following:

- Worldwide Research and Development (WRD), which is generally responsible for human health research projects until proof-of-concept is achieved and then for transitioning those projects to the appropriate business unit for possible clinical and commercial development. R&D spending may include upfront and milestone payments for intellectual property rights. This organization also has responsibility for certain science-based and other platform-services organizations, which provide technical expertise and other services to the various R&D projects. WRD is also responsible for facilitating all human-health-related regulatory submissions and interactions with regulatory agencies, including all safety-event activities.
- Pfizer Medical is responsible for external affairs relating to all therapeutic areas, providing Pfizer-related medical information to healthcare providers, patients and other parties, and quality assurance and regulatory compliance activities, which include conducting clinical trial audits and readiness reviews.
- Corporate, which is responsible for platform functions such as finance, global real estate operations, human resources, legal, compliance, science and technology, worldwide procurement, worldwide public affairs and policy and worldwide technology. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest income and expense.
- Certain transactions and events such as (i) purchase accounting adjustments, where we incur expenses associated with the amortization of fair value adjustments to inventory, intangible assets and property, plant and equipment; (ii) acquisition-related activities, where we incur costs for restructuring, integration, implementation and executing the transaction; and (iii) certain significant items, which include non-acquisition-related restructuring costs, as well as costs incurred for legal settlements, asset impairments and sales of assets or businesses.

Segment Assets

We manage our assets on a total company basis, not by operating segment, as many of our operating assets are shared (such as our plant network assets) or commingled (such as accounts receivable, as many of our customers are served by multiple operating segments). Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were approximately $186 billion as of December 31, 2012 and approximately $188 billion as of December 31, 2011.

Selected income statement information

The following table provides selected income statement information by reportable segment:

	Revenues			R&D Expenses			Earnings[(a)]			Depreciation & Amortization[(b)]		
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,			Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011[(c)]	2010	**2012**	2011[(c)]	2010	**2012**	2011[(c)]	2010	**2012**	2011[(c)]	2010
Reportable Segments:												
Primary Care[(d)]	**$15,558**	$ 22,670	$23,328	**$ 1,009**	$ 1,307	$ 1,473	**$ 9,613**	$ 15,001	$15,773	**$ 244**	$ 247	$ 201
Specialty Care and Oncology	**15,461**	16,568	16,435	**1,401**	1,561	1,624	**10,499**	10,789	10,571	**406**	419	432
Established Products and Emerging Markets[(e)]	**20,195**	18,509	18,760	**403**	441	452	**11,218**	9,417	10,100	**410**	422	418
Total reportable segments	**51,214**	57,747	58,523	**2,813**	3,309	3,549	**31,330**	35,207	36,444	**1,060**	1,088	1,051
Other operating segments[(f)]	**7,511**	7,212	6,323	**693**	425	428	**1,919**	2,009	1,565	**245**	232	197
Other business activities[(g)]	**261**	300	319	**2,838**	3,340	3,711	**(2,891)**	(3,343)	(3,735)	**116**	153	197
Reconciling Items:												
Corporate[(h)]	**—**	—	—	**971**	1,292	1,551	**(6,240)**	(7,410)	(7,966)	**485**	540	617
Purchase accounting adjustments[(i)]	**—**	—	—	**(3)**	(2)	149	**(4,957)**	(6,753)	(8,136)	**5,022**	5,525	5,436
Acquisition-related costs[(j)]	**—**	—	—	**6**	23	34	**(967)**	(1,979)	(3,926)	**283**	624	781
Certain significant items[(k)]	**—**	—	—	**522**	654	18	**(5,324)**	(4,347)	(3,565)	**300**	611	—
Other unallocated[(l)]	**—**	—	—	**30**	33	43	**(790)**	(1,080)	(1,210)	**100**	134	120
	$58,986	$ 65,259	$65,165	**$ 7,870**	$ 9,074	$ 9,483	**$12,080**	$ 12,304	$ 9,471	**$ 7,611**	$ 8,907	$ 8,399

(a) Income from continuing operations before provision for taxes on income.

(b) Certain production facilities are shared. Deprecation is allocated based on estimates of physical production.

(c) For 2011, includes King commencing on the acquisition date of January 31, 2011.

(d) Revenues and Earnings from the Primary Care segment decreased for 2012 as compared to the prior year, and earnings as a percentage of revenues also declined, primarily due to the loss of exclusivity of Lipitor in most major markets, and the subsequent shift in the reporting of Lipitor in those major markets to the Established Products business unit.

(e) Revenues and Earnings from the Established Products and Emerging Markets segment increased in 2012 as compared to the prior year, primarily due to additional products losing exclusivity and moving to the Established Products unit and increased operational sales in emerging markets, partially offset by unfavorable foreign exchange. Earnings as a percentage of revenue increased due to the change in the mix of products.

(f) Includes the Animal Health operating segment and the Consumer Healthcare operating segment. In 2012, higher R&D expenses and lower Earnings reflect the Consumer Healthcare acquisition of the over-the-counter (OTC) rights for Nexium (see *Note 2A. Acquisitions, Divestitures, Collaborative Arrangements and Equity-Method Investments: Acquisitions*).

(g) Other business activities includes the revenues and operating results of Pfizer CentreSource, our contract manufacturing and bulk pharmaceutical chemical sales operation, and the research and development costs managed by our Worldwide Research and Development organization and our Pfizer Medical organization.

(h) Corporate for R&D expenses includes, among other things, administration expenses and compensation expenses associated with our research and development activities and for Earnings includes, among other things, administration expenses, interest income/(expense) and certain compensation and other costs not charged to our operating segments.

(i) Purchase accounting adjustments include certain charges related to the fair value adjustments to inventory, intangible assets and property, plant and equipment.

(j) Acquisition-related costs can include costs associated with acquiring, integrating and restructuring newly acquired businesses, such as transaction costs, integration costs, restructuring charges and additional depreciation associated with asset restructuring (see *Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* for additional information).

(k) Certain significant items are substantive, unusual items that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis.

For Earnings in 2012, certain significant items includes: (i) restructuring charges and implementation costs associated with our cost-reduction initiatives that are not associated with an acquisition of $1.9 billion, (ii) charges for certain legal matters of $2.2 billion, (iii) certain asset impairment charges of $884 million, (iv) costs associated with the separation of Zoetis of $325 million and (v) other charges of $36 million (see *Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* and *Note 4. Other Deductions—Net* for additional information).

For Earnings in 2011, certain significant items includes: (i) restructuring charges and implementation costs associated with our cost-reduction initiatives that are not associated with an acquisition of $2.5 billion, (ii) certain asset impairment charges of $856 million, (iii) charges for certain legal matters of $822 million, (iv) other charges of $101 million and (v) costs associated with the separation of Zoetis of $35 million (see *Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* and *Note 4. Other Deductions—Net* for additional information).

For Earnings in 2010, certain significant items includes: (i) certain asset impairment charges of $1.8 billion, (ii) charges for certain legal matters of $1.7 billion, (iii) inventory write-off of $212 million and (iv) other income of $102 million (see *Note 3. Restructuring Charges and Other Costs Associated with Acquisitions and Cost-Reduction/Productivity Initiatives* and *Note 4. Other Deductions—Net* for additional information).

For R&D in all periods presented, certain significant items primarily reflect additional depreciation—asset restructuring and implementation costs.

(l) Includes overhead expenses associated with our manufacturing and commercial operations not directly attributable to an operating segment.

B. Geographic Information

Revenues exceeded $500 million in each of 16 countries outside the U.S. in 2012 and 2011, and in each of 17 countries outside the U.S. in 2010. The U.S. and Japan were the only countries to contribute more than 10% of total revenue in 2012. The U.S. was the only country to contribute more than 10% of total revenue in 2011 and 2010.

The following table provides revenues by geographic area:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011[(a)]	2010
Revenues			
United States	**$ 23,086**	$ 26,933	$ 28,855
Developed Europe[(b)]	**13,375**	16,099	16,156
Developed Rest of World[(c)]	**10,554**	10,975	9,891
Emerging Markets[(d)]	**11,971**	11,252	10,263
Revenues	**$ 58,986**	$ 65,259	$ 65,165

(a) For 2011, includes King commencing on the acquisition date of January 31, 2011.
(b) Developed Europe region includes the following markets: Western Europe, Finland and the Scandinavian countries. Revenues denominated in euros were $10 billion, $12 billion and $12 billion for 2012, 2011 and 2010, respectively.
(c) Developed Rest of World region includes the following markets: Australia, Canada, Japan, New Zealand and South Korea.
(d) Emerging Markets region includes, but is not limited to, the following markets: Asia (excluding Japan and South Korea), Latin America, the Middle East, Eastern Europe, Africa, Turkey and Central Europe.

Long-lived assets by geographic region follow:

	As of December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011	2010
Property, plant and equipment, net			
United States	**$ 7,262**	$ 7,893	$ 8,508
Developed Europe[(a)]	**5,121**	5,866	7,000
Developed Rest of World[(b)]	**847**	903	853
Emerging Markets[(c)]	**1,231**	1,259	1,246
Property, plant and equipment, net	**$ 14,461**	$ 15,921	$ 17,607

(a) Developed Europe region includes the following markets: Western Europe, Finland and the Scandinavian countries.
(b) Developed Rest of World region includes the following markets: Australia, Canada, Japan, New Zealand, and South Korea.
(c) Emerging Markets region includes, but is not limited to, the following markets: Asia (excluding Japan and South Korea), Latin America, Middle East, Africa, Central and Eastern Europe and Turkey.

C. Other Revenue Information

Significant Customers

We sell our products primarily to customers in the wholesale sector. In 2012, sales to our three largest U.S. wholesaler customers represented approximately 12%, 9% and 7% of total revenues and, collectively, represented approximately 16% of total accounts receivable as of December 31, 2012. In 2011, sales to our three largest U.S. wholesaler customers represented approximately 13%, 11% and 9% of total revenues and, collectively, represented approximately 14% of total accounts receivable as of December 31, 2011. For both years, these sales and related accounts receivable were concentrated in our three biopharmaceutical operating segments.

Significant Product Revenues

The following table provides revenues by product:

	Year Ended December 31,		
(MILLIONS OF DOLLARS)	**2012**	2011[(a)]	2010
Revenues from biopharmaceutical products:			
Lyrica	**$ 4,158**	$ 3,693	$ 3,063
Lipitor[(b)]	**3,948**	9,577	10,733
Enbrel (Outside the U.S. and Canada)	**3,737**	3,666	3,274
Prevnar 13/Prevenar 13	**3,718**	3,657	2,416
Celebrex	**2,719**	2,523	2,374
Viagra	**2,051**	1,981	1,928
Norvasc	**1,349**	1,445	1,506
Zyvox	**1,345**	1,283	1,176
Sutent	**1,236**	1,187	1,066
Premarin family	**1,073**	1,013	1,040
Genotropin	**832**	889	885
Xalatan/Xalacom	**806**	1,250	1,749
BeneFIX	**775**	693	643
Detrol/Detrol LA	**761**	883	1,013
Vfend	**754**	747	825
Chantix/Champix	**670**	720	755
Pristiq	**630**	577	466
ReFacto AF/Xyntha	**584**	506	404
Zoloft	**541**	573	532
Revatio	**534**	535	481
Medrol	**523**	510	455
Zosyn/Tazocin	**484**	636	952
Zithromax/Zmax	**435**	453	415
Effexor	**425**	678	1,718
Prevnar/Prevenar (7-valent)	**399**	488	1,253
Fragmin	**381**	382	341
Relpax	**368**	341	323
Rapamune	**346**	372	388
Cardura	**338**	380	413
Tygacil	**335**	298	324
Aricept[(c)]	**326**	450	454
Xanax XR	**274**	306	307
BMP2	**263**	340	400
Sulperazon	**262**	218	213
Diflucan	**259**	265	278
Caduet	**258**	538	527
Neurontin	**235**	289	322
Dalacin/Cleocin	**232**	192	214
Unasyn	**228**	231	244
Metaxalone/Skelaxin[(d)]	**223**	203	—
Inspra	**214**	195	157
Toviaz	**207**	187	137
Somavert	**197**	183	157
Alliance revenues[(e)]	**3,492**	3,630	4,084
All other biopharmaceutical products[(f)]	**8,289**	8,584	8,118
Total revenues from biopharmaceutical products	**51,214**	57,747	58,523
Revenues from other products:			
Animal Health	**4,299**	4,184	3,575
Consumer Healthcare	**3,212**	3,028	2,748
Other[(g)]	**261**	300	319
Revenues	**$ 58,986**	$ 65,259	$ 65,165

[(a)] For 2011, includes King commencing on the acquisition date of January 31, 2011.

[b] Lipitor lost exclusivity in the U.S. in November 2011 and various other major markets in 2011 and 2012. This loss of exclusivity reduced branded worldwide revenues by $5.6 billion in 2012, in comparison with 2011, and reduced branded worldwide revenues by $1.2 billion in 2011, in comparison with 2010.
[c] Represents direct sales under license agreement with Eisai Co., Ltd.
[d] Legacy King product.
[e] Includes Enbrel (in the U.S. and Canada), Spiriva, Rebif, Aricept and Exforge.
[f] Includes sales of generic atorvastatin.
[g] Includes revenues generated primarily from Pfizer CentreSource, our contract manufacturing and bulk pharmaceutical chemical sales organization.

Note 19. Subsequent Events

A. Zoetis Debt Offering and Initial Public Offering

On January 28, 2013, our then wholly owned subsidiary, Zoetis, issued $3.65 billion aggregate principal amount of senior notes, net of an original issue debt discount of $10 million. The notes have a weighted-average effective interest rate of 3.30%, and mature at various dates as follows: 1.15% Notes due 2016 ($400 million); 1.875% Notes due 2018 ($749 million); 3.25% Notes due 2023 ($1.349 billion); and 4.7% Notes due 2043 ($1.142 billion). On February 6, 2013, Zoetis also entered into a commercial paper program with a capacity of up to $1.0 billion. No amounts are currently outstanding under this program.

Also on January 28, 2013, we transferred to Zoetis substantially all of the assets and liabilities of our Animal Health business in exchange for all of the Class A and Class B common stock of Zoetis, $1.0 billion of the $3.65 billion senior notes and an amount of cash equal to substantially all of the cash proceeds received by Zoetis from the remaining $2.65 billion senior notes issued. The $1.0 billion of senior notes received by Pfizer were exchanged by Pfizer for the retirement of Pfizer commercial paper issued in December 2012, and the cash proceeds received by Pfizer of approximately $2.5 billion are restricted to debt repayment, dividends and/or stock buybacks, in all cases to be completed by mid-2014.

On February 6, 2013, an initial public offering (IPO) of Zoetis was completed, pursuant to which we sold 99.015 million shares (all of the Class A common stock, including shares sold pursuant to the underwriters' overallotment option to purchase additional shares, which was exercised in full) of Zoetis in exchange for the retirement of approximately $2.5 billion of Pfizer commercial paper issued on January 10, 2013. The IPO represented approximately 19.8% of the total outstanding Zoetis shares. On February 1, 2013, Zoetis shares began trading on the New York Stock Exchange under the symbol "ZTS." The excess of the consideration received over the net book value of our divested interest will be recorded in *Additional paid-in capital.*

In summary, as a result of the above transactions, we received approximately $6.1 billion of cash (of which approximately $2.5 billion is restricted to debt repayment, dividends and/or stock buybacks, in all cases to be completed by mid-2014) and incurred approximately $3.65 billion in Zoetis long-term debt.

We will continue to consolidate Zoetis as we have retained control over the entity, and we will reflect amounts attributable to noncontrolling interests for the divested portion. The net assets, operations and cash flows that comprise Zoetis are not the same as those of the Animal Health operating segment.

B. Hisun Pfizer Pharmaceuticals Company Limited (HPP)

On January 1, 2013, as previously announced, we contributed product rights associated with China and other assets to our 49%-owned equity-method investee, HPP, which had been formed on September 6, 2012. We expect to recognize a gain on the transfer of the assets in the first quarter of 2013.

C. Venezuela Currency Devaluation

On February 13, 2013, the Venezuelan government devalued its currency from a rate of 4.3 to 6.3 of Venezuelan currency to the U.S. dollar. We incurred a foreign currency loss immediately on the devaluation as a result of remeasuring the local balance sheets, and we will experience ongoing adverse impacts to earnings as our revenues and expenses will be translated into U.S, dollars at lower rates. The impacts are not expected to be significant.

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

	Quarter			
(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	First	Second	Third	Fourth
2012				
Revenues	$ 14,885	$ 15,057	$ 13,976	$ 15,068
Costs and expenses[(a)]	11,853	10,383	10,683	12,107
Restructuring charges and certain acquisition-related costs[(b)]	597	190	302	791
Income from continuing operations before provision/(benefit) for taxes on income	2,435	4,484	2,991	2,170
Provision/(benefit) for taxes on income	711	1,290	(119)	680
Income from continuing operations	1,724	3,194	3,110	1,490
Discontinued operations—net of tax[(c)]	79	66	104	4,831
Net income before allocation to noncontrolling interests	1,803	3,260	3,214	6,321
Less: Net income attributable to noncontrolling interests	9	7	6	6
Net income attributable to Pfizer Inc.	$ 1,794	$ 3,253	$ 3,208	$ 6,315
Earnings per common share—basic:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.23	$ 0.43	$ 0.42	$ 0.20
Discontinued operations—net of tax	0.01	0.01	0.01	0.66
Net income attributable to Pfizer Inc. common shareholders	$ 0.24	$ 0.44	$ 0.43	$ 0.86
Earnings per common share—diluted:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.23	$ 0.42	$ 0.41	$ 0.20
Discontinued operations—net of tax	0.01	0.01	0.01	0.65
Net income attributable to Pfizer Inc. common shareholders	$ 0.24	$ 0.43	$ 0.43	$ 0.85
Cash dividends paid per common share	$ 0.22	$ 0.22	$ 0.22	$ 0.22
Stock prices				
High	$ 22.80	$ 23.30	$ 25.15	$ 26.09
Low	$ 20.75	$ 21.40	$ 22.00	$ 23.55

(a) The fourth quarter of 2012 reflects historically higher Q4 costs in *Cost of sales, Selling, informational and administrative expenses, Research and development expenses* and *Other deductions—net.*

(b) The fourth quarter of 2012 reflects higher employee termination costs.

(c) The fourth quarter of 2012 reflects the gain on the sale of our Nutrition business.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

As of January 31, 2013, there were 207,223 holders of record of our common stock (New York Stock Exchange symbol PFE).

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc. and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	Quarter First	Second	Third	Fourth
2011				
Revenues	$ 16,024	$ 16,485	$ 16,609	$ 16,141
Costs and expenses[(a)]	12,124	12,409	11,978	13,514
Restructuring charges and certain acquisition-related costs[(b)]	890	478	1,090	472
Income from continuing operations before provision for taxes on income	3,010	3,598	3,541	2,155
Provision for taxes on income[(c)]	874	1,077	1,216	742
Income from continuing operations	2,136	2,521	2,325	1,413
Discontinued operations—net of tax	98	97	1,424	35
Net income before allocation to noncontrolling interests	2,234	2,618	3,749	1,448
Less: Net income attributable to noncontrolling interests	12	8	11	9
Net income attributable to Pfizer Inc.	$ 2,222	$ 2,610	$ 3,738	$ 1,439
Earnings per common share—basic:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.27	$ 0.32	$ 0.30	$ 0.18
Discontinued operations—net of tax	0.01	0.01	0.19	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.28	$ 0.33	$ 0.48	$ 0.19
Earnings per common share—diluted:				
Income from continuing operations attributable to Pfizer Inc. common shareholders	$ 0.26	$ 0.32	$ 0.30	$ 0.18
Discontinued operations—net of tax	0.01	0.01	0.18	—
Net income attributable to Pfizer Inc. common shareholders	$ 0.28	$ 0.33	$ 0.48	$ 0.19
Cash dividends paid per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Stock prices				
High	$ 20.57	$ 21.45	$ 20.95	$ 21.90
Low	$ 17.62	$ 19.10	$ 16.63	$ 17.05

(a) The fourth quarter of 2011 reflects historically higher Q4 costs in *Cost of sales* and *Selling, informational and administrative expenses, Research and development expenses* and *Other deductions—net*.
(b) The third quarter of 2011 reflects higher employee termination costs.
(c) The third quarter of 2011 reflects the gain on the sale of Capsugel.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Financial Summary
Pfizer Inc. and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	Year Ended/As of December 31,[a] 2012	2011	2010	2009	2008
Revenues	**$ 58,986**	$ 65,259	$ 65,165	$ 49,078	$ 47,529
Research and development expenses[b]	**7,870**	9,074	9,483	7,887	8,557
Other costs and expenses	**37,156**	40,951	43,066	26,138	26,790
Restructuring charges and certain acquisition-related costs[c]	**1,880**	2,930	3,145	4,330	2,662
Income from continuing operations before provision for taxes on income	**12,080**	12,304	9,471	10,723	9,520
Provision for taxes on income	**2,562**	3,909	1,153	2,150	1,582
Income from continuing operations	**9,518**	8,395	8,318	8,573	7,938
Discontinued operations—net of tax[d]	**5,080**	1,654	(30)	71	188
Less: Net income attributable to noncontrolling interests	**28**	40	31	9	22
Net income attributable to Pfizer Inc.	**$ 14,570**	$ 10,009	$ 8,257	$ 8,635	$ 8,104
Effective tax rate—continuing operations	**21.2%**	31.8%	12.2%	20.1%	16.6%
Depreciation and amortization[e]	**$ 7,611**	$ 8,907	$ 8,399	$ 4,757	$ 5,090
Property, plant and equipment additions[e]	**1,327**	1,660	1,513	1,205	1,701
Cash dividends paid	**6,534**	6,234	6,088	5,548	8,541
Working capital	**32,796**	31,908	35,764	28,537	16,748
Property, plant and equipment, less accumulated depreciation	**14,461**	15,921	17,607	21,316	12,864
Total assets	**185,798**	188,002	195,014	212,949	111,148
Long-term debt	**31,036**	34,926	38,410	43,192	7,955
Long-term capital[f]	**134,307**	136,408	144,542	150,562	68,637
Total Pfizer Inc. shareholders' equity	**81,260**	82,190	87,813	90,014	57,556
Earnings per common share—basic[g]					
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.27**	$ 1.07	$ 1.03	$ 1.22	$ 1.18
Discontinued operations—net of tax	**0.68**	0.21	—	0.01	0.03
Net income attributable to Pfizer Inc. common shareholders	**$ 1.96**	$ 1.28	$ 1.03	$ 1.23	$ 1.20
Earnings per common share—diluted[g]					
Income from continuing operations attributable to Pfizer Inc. common shareholders	**$ 1.26**	$ 1.06	$ 1.03	$ 1.22	$ 1.17
Discontinued operations—net of tax	**0.68**	0.21	—	0.01	0.03
Net income attributable to Pfizer Inc. common shareholders	**$ 1.94**	$ 1.27	$ 1.02	$ 1.23	$ 1.20
Market value per share (December 31)	**$ 25.08**	$ 21.64	$ 17.51	$ 18.19	$ 17.71
Return on Pfizer Inc. shareholders' equity	**17.83%**	11.78%	10.39%	13.42%	13.22%
Cash dividends paid per common share	**$ 0.88**	$ 0.80	$ 0.72	$ 0.80	$ 1.28
Pfizer Inc. shareholders' equity per common share[h]	**$ 11.17**	$ 10.85	$ 10.96	$ 11.19	$ 8.56
Current ratio	**2.15:1**	2.10:1	2.21:1	1.75:1	1.61:1
Weighted-average shares—basic	**7,442**	7,817	8,036	7,007	6,727
Weighted-average shares—diluted	**7,508**	7,870	8,074	7,045	6,750

[a] For 2011, includes King commencing on the acquisition date of January 31, 2011. For 2009, includes Wyeth commencing on the acquisition date of October 15, 2009.

[b] *Research and development expenses* includes upfront and milestone payments for intellectual property rights of $371 million in 2012, $306 million in 2011; $393 million in 2010; $489 million in 2009; and $377 million in 2008.

[c] *Restructuring charges and certain acquisition-related costs* primarily includes the following:
2012—Restructuring charges of $1.5 billion related to our cost-reduction and productivity initiatives.
2011—Restructuring charges of $2.2 billion related to our acquisition of Wyeth and other cost-reduction initiatives.
2010—Restructuring charges of $2.1 billion related to our acquisition of Wyeth and other cost-reduction initiatives.
2009—Restructuring charges of $3.0 billion related to our cost-reduction initiatives.
2008—Restructuring charges of $2.6 billion related to our cost-reduction initiatives.

[d] The sale of our Nutrition business closed on November 30, 2012. 2012, 2011, 2010 and 2009 reflect the Nutrition business, which was acquired in 2009, as a discontinued operation. All financial information before 2012 reflects Capsugel (the sale of which closed on August 1, 2011) as a discontinued operation.

[e] Includes discontinued operations.

[f] Defined as long-term debt, noncurrent deferred tax liabilities and total equity. In 2009, increase reflects the long-term debt and deferred tax liabilities associated with the acquisition of Wyeth.

[g] EPS amounts may not add due to rounding.

[h] Represents total Pfizer Inc. shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trusts). The increase in 2009 was due to the issuance of equity to partially finance the Wyeth acquisition.

Peer Group Performance Graph

The following graph assumes a $100 investment on December 31, 2007, and reinvestment of all dividends, in each of the Company's Common Shares, the S&P 500 Index, and a composite peer group of the major U.S.- and European-based pharmaceutical companies, which are: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson and Merck and Co., Inc.


150
125
100
75
50
2007
2008
2009
2010
2011
2012
PFIZER
PEER GROUP
S&P 500

Five Year Performance

	2007	2008	2009	2010	2011	2012
PFIZER	100.0	83.1	90.0	90.3	116.3	**140.0**
PEER GROUP	100.0	84.7	95.6	95.2	111.5	**123.4**
S&P 500	100.0	63.0	79.7	91.7	93.6	**108.6**

Corporate and Shareholder Information

Stock Listings

The principal market for our Common Stock is the New York Stock Exchange. Our stock is also listed on the NYSE Euronext Brussels Exchange, the London Stock Exchange and the SIX Swiss Stock Exchange, and is traded on various United States regional stock exchanges.

Stock Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street Canton, MA 02021
Telephone: +1 (800) PFE-9393
Outside the U.S., Canada and Puerto Rico: +1 (781) 575-4591
Internet: www.computershare.com

Shareholder Services and Programs

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Computershare Investment Plan
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly or bi-monthly investments
- Book-entry share ownership
- Direct deposit of dividends

Form 10-K

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2012. Requests should be directed to:

Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Our Form 10-K is also available on our website at www.pfizer.com.

Executive Leadership Team

Ian C. Read	Chairman of the Board and Chief Executive Officer
Olivier Brandicourt, M.D.	President and General Manager, Emerging Markets and Established Products
Frank A. D'Amelio	Executive Vice President, Business Operations and Chief Financial Officer
Mikael Dolsten, M.D., Ph.D.	President, Worldwide Research and Development
Geno J. Germano	President and General Manager, Specialty Care and Oncology
Charles H. Hill	Executive Vice President, Worldwide Human Resources
Douglas M. Lankler	Executive Vice President, Chief Compliance and Risk Officer
Freda C. Lewis-Hall, M.D.	Executive Vice President, Chief Medical Officer
Anthony J. Maddaluna	Executive Vice President; President, Pfizer Global Supply
Laurie J. Olson	Executive Vice President, Strategy, Portfolio and Commercial Operations
Amy W. Schulman	Executive Vice President and General Counsel; Business Unit Lead, Consumer Healthcare
Sally Susman	Executive Vice President, Policy/External Affairs/Communications
John D. Young	President and General Manager, Primary Care

Working together for a healthier world®

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Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755
(212) 733-2323
www.pfizer.com